
03045642

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Victoria Resource Corporation

*CURRENT ADDRESS Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2688 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐			

OICF/BY: [signature]

DATE: 1/13/04


VICTORIA RESOURCE CORPORATION

News Release

Victoria to Commence Drilling the Mill Canyon Property in Nevada / Formally Closes Agreements with Newmont

October 30, 2003

Victoria Resource Corporation ("Victoria" or the "Company") (TSX-V: VIT), a 38% owned affiliate of Bema Gold Corporation, is pleased to announce that the Company will commence a 3,000 metre, 9-12 hole, drill program at the Mill Canyon property in Nevada on November 1, 2003 utilizing two diamond drill rigs.

Mill Canyon is a gold and silver exploration property located in the Cortez Mountains of North Central Nevada on the Battle Mountain Gold Belt. The property is adjacent to the old Cortez and Horse Canyon Mines and 1.6 kilometres east of Placer Dome's recently announced 5.5 million ounce Cortez Hills gold discovery. Victoria has defined more than 20 targets at Mill Canyon, however phase I drilling will focus on three; Open Cut, Scorpion King and the Skarn zone. The Open Cut and Scorpion King targets are believed to be in a structurally similar environment as the Cortez Mine and the Cortez Hills discovery.

Drilling will commence on the Open Cut target where two adjacent "Carlin Type" gold systems developed along structural systems that cut limestones and spatially associated dikes and sills. Grab sampling within these systems have yielded gold values of up to 104 g/t. The Open Cut target has seen limited drilling by previous companies, however new structural interpretations have been developed that indicate that the systems remain largely untested. Initial drilling will test a strongly mineralized zone which intercepted 27.4 metres of 6.85 g/t gold from channel sampling of existing mine workings. Other samples in the area included 3 metres of 4.35 g/t gold in outcrop, while previous drilling intercepted 6 metres of 7.71 g/t gold and 12 metres of 6.16 g/t gold. Exploration drilling will focus on targets generated by structural geological mapping and previous drilling.

The second target, Scorpion King, is located approximately 1.2 kilometres northwest of Open Cut and is wholly developed in intrusive rocks. Several north-south, northwest, and west-northwest structural zones converge to form a large intersection zone where grab samples have returned excellent gold values up to 43 g/t gold and 4,228 g/t silver. The intersection zone is approximately 300 by 500 metres in areal extent and drilling is designed to test this zone at depth. The intersection zone carries meso-epithermal mineralization overprinting by epithermal mineralization. Silver is more associated with the earlier base-metal mineralization, which is crosscut by pyrite and illite/sericite rich epithermal gold-rich mineralization.



The third target to be tested is a Skarn zone located approximately 1.1 kilometres northwest of Scorpion King. Drilling will test skarn mineralization encountered by two previous reverse circulation drill holes. These holes intercepted 1.52 metres of 97.98 g/t gold and 6.1 m at 6.47 g/t gold respectively.



The drill program will start at the higher elevations and work from the Open Cut area, to Scorpion King, to the Skarn systems at the base of the range.

Victoria also announces that it has completed th transaction, announced on January 21, 2003, with Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont") (NYSE: NEM), to acquire the Mill Canyon property.

On Behalf of VICTORIA RESOURCE CORPORATION

"Roger T. Richer"
President

For more information, contact Investor Relations at 604-681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.victoriaresource.com.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Victoria Resource Corporation trades on the TSX Venture Exchange under the symbol VIT.
The common shares and warrants described herein and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.






BEMA GOLD CORPORATION
VICTORIA RESOURCE CORPORATION

Joint News Release
Bema Gold Corporation Exercises 3.9 Million Warrants of Victoria Resource Corporation

October 1, 2003

Bema Gold Corporation ("Bema") announces that it has exercised 3,902,000 warrants of Victoria Resource Corporation ("Victoria") at an exercise price of CDN$0.20 cents per share for gross proceeds to Victoria of CDN$780,400.

Bema previously held 8,216,357 common shares of Victoria representing 29.82% of Victoria's issued and outstanding share capital. The 3,902,000 common shares acquired through the exercise of warrants, together with Bema's prior shareholdings result in Bema owning a total of 12,118,357 common shares representing 38.52% of Victoria's issued and outstanding common shares.

Victoria will use the proceeds from the exercise of these warrants for general corporate purposes and drilling on the Mill Canyon property which spans approximately three quarters of the known width of the northwest striking Battle Mountain Gold belt that cuts across the Cortez Mountains in northern Nevada. The main break within the Mill Canyon property is the northwest extension of the "Horse Canyon Corridor" which hosts the Horse Canyon mine and other active exploration drilling areas to the southeast. To the northwest, at an estimated 1.4 kilometres from the western edge of the Mill Canyon property is the 5.5 million ounce, Cortez Hills resource recently discovered by Placer Dome. According to Placer Dome, the Cortez Hills resource occurs within the Cortez Corridor and is a disseminated gold resource in oxidized limestone or crystallized limestone. This presents a priority for the early stages of Victoria's exploration program so that an assessment of its possible extension into the Mill Canyon property can be made. The proximity of the old Cortez Mine, the Horse Canyon Mine and new discoveries such as Cortez Hills demonstrates the excellent potential of the Mill Canyon property. Victoria plans to commence a drill program at Mill Canyon in the fall of 2003 pending the receipt of drill permits.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

On Behalf of VICTORIA RESOURCE CORPORATION

"Roger T. Richer"
President

For further information on Bema Gold and Victoria please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.
The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Victoria Resource Corporation trades on the TSX Venture Exchange under the symbol VIT.
The common shares and warrants described herein and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.
Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.



VICTORIA RESOURCE CORPORATION

News Release

Victoria Signs Final Lease Agreements for Hilltop-Slaven and Preble-Pinson Gold Exploration Properties in Nevada, U.S.A.

September 15, 2003

Victoria Resource Corporation ("Victoria" or the "Company") is pleased to announce the conclusion of the final lease agreements with Newmont Mining Corporation ("Newmont") on the Hilltop-Slaven and Preble-Pinson projects in north-central Nevada.

The Hilltop-Slaven property consists of 32 complete and 18 partial sections, plus 19 unpatented mining claims, which constitutes a large portion (approximately 45 square miles or 11,600 hectares) of Newmont's "checkerboard" private landholdings. "Checkerboard" refers to every odd-numbered section for 20 miles on either side of the original Central Pacific Railroad route, which traverses the state of Nevada generally east to west. These sections cover much of the NW trend of the Battle Mountain Gold Belt where it crosses the Northern Shoshone Range. Several sections of the Hilltop-Slaven property are adjacent to and partially surround the Hilltop Mine property of Placer Dome, which has a gold resource of almost 2 million ounces at approximately 0.028 ounces of gold per ton. The Battle Mountain Gold Belt is made up of a myriad of historic mines, which cover every section of the area. During 2003, Victoria will focus on structural mapping and mapping of the Eocene dikes that are abundant as N-S, WNW, and NW swarms within the Battle Mountain Gold Belt. These dike swarms are spatially, if not genetically, associated with gold concentrations at Hilltop, Cortez, Gold Acres, and other mines within the gold belt.

The Preble-Pinson property is made up of 17 complete and 8 partial sections (approximately 20 square miles or 5,300 hectares) of the "checkerboard", covering much of the projected intersection zone where the Battle Mountain Gold Belt crosses the Getchell Gold Belt in portions of the Edna Mountain and Osgood Mountains areas. Portions of the property occur about 1 mile south of the Pinson Mine and about 1.3 miles NNE of the Preble mine. These two mines occur along the NNE trend of the Getchell Gold Belt. The southeast corner of the property is approximately 6 miles NW of the Lone Tree Mine, which occurs within the Battle Mountain Gold Belt. Preliminary work indicates that the main intersection zone is buried under basalt. Therefore some initial work closer to existing or abandoned mines will be undertaken such that the structural geometries within the Battle Mountain Gold Belt will provide convergence zones extrapolated below the basalts for future drilling.

Mill Canyon Update

Victoria is currently conducting mapping and sampling activities on the Mill Canyon property in Nevada in anticipation of drilling in early fall, depending on reclamation bonding and permitting. In early May, the Company commenced activities and has since

completed the first phase of structural mapping and geochemical sampling of the major internal structural systems across the Battle Mountain Gold Belt, which dominates most of the Mill Canyon Property. To date, mapping has delineated four major, northwesterly striking, gold-bearing structural systems, which occur in the NW, N-S, WNW and NNE structural systems. Several major intersecting zones, which are currently the focus of the second phase sampling, occur within the belt. These intersection zones carry the higher grades of up to 104 g/T gold in Victoria's geochemical sampling. Some of the existing targets, inherited from previous holders of the property are located within these intersection zones as well. The intersection zones mapped to date plunge southeasterly in areas not yet evaluated by previous drilling. Victoria plans to establish the geometry of these intersection zones to test some of the older, yet viable targets such as Open Cut with surface channel sampling of 83.20 metres at a grade of 8.9 g/T. The Company will also assess the volume potential before drilling. Located approximately 3 km northwest of Open Cut, step-out drilling from previous mining company intercepts of 1.52 metres at 97.98 g/T, and 7.62 metres at 6.47 g/T in skarn zones that were cut by two drill holes 200 metres apart, will also be a focus for future drilling.

Activity on the adjacent Cortez Hills and Cortez Mine deposits continue outside of the Mill Canyon property. Victoria's work indicates that the Cortez ore bodies were down-dropped steeply to the west from the Mill Canyon property. The Company is currently working on restoring their original, pre, post-mineral fault positions with respect to the Mill Canyon structural systems and this will serve to enhance our prioritization of structural targets in the near future.



Victoria is 30% owned and managed by Bema Gold Corporation.
On Behalf of VICTORIA RESOURCE CORPORATION

"Roger T. Richer"
President

For more information, contact Investor Relations at 604-681-8371 or toll-free 1-800-316-8855.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Victoria Resource Corporation trades on the TSX Venture Exchange under the symbol VIT.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements

VICTORIA RESOURCE CORPORATION

News Release

May 21, 2003

Victoria Resource Corporation announces that it is granting 800,000 incentive stock options, set at CDN$0.91 for a period of five years for directors, officers, consultants and employees. The proposed stock options are subject to exchange and regulatory approval.

On Behalf of VICTORIA RESOURCE CORPORATION

Roger T. Richer
President

For more information, contact Investor Relations at 604-681-8371 or toll-free 1-800-316-8855.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Victoria Resource Corporation trades on the TSX Venture Exchange under the symbol VIT.

The common shares and warrants described herein and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.

A MEMBER OF THE BEMA GROUP OF COMPANIES
SUITE 3100, THREE BENTALL CENTRE, 595 BURRARD STREET, P.O. BOX 49143, VANCOUVER, BRITISH COLUMBIA, CANADA V7X 1J1
TEL: 604-681-8371 ★ FAX: 604-681-6209


VICTORIA RESOURCE CORPORATION

News Release

Victoria Concludes Agreement for Mill Canyon Gold Exploration Property in Nevada, U.S.A.

May 16, 2003

Victoria Resource Corporation ("Victoria" or the "Company") (TSX-V: VIT) is pleased to announce that it has concluded agreements with Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont") (NYSE: NEM), on the Mill Canyon property and has extended the time period to complete the documentation for the Hilltop-Slaven property and the Pinson-Preble property until May 30, 2003. The Mill Canyon agreement is subject to Victoria posting sufficient financial surety to assume the existing exploration permits. Final closing of the Mill Canyon agreement will occur when Victoria has satisfied the appropriate federal and state bonding requirements. It is anticipated that this will occur within the next 45 days.

The Mill Canyon property spans approximately three quarters of the known width of the northwest striking Battle Mountain Gold belt that cuts across the Cortez Mountains in northern Nevada. The main break within the Mill Canyon property is the northwest extension of the "Horse Canyon Corridor" which hosts the Horse Canyon mine and other active exploration drilling areas to the southeast. To the northwest, at an estimated 4 to 8 hundred metres from the western edge of the Mill Canyon property is the 3 million ounce, Cortez Hills resource recently discovered by Placer Dome. According to Placer, the Cortez Hills resource occurs within the Cortez Corridor and is a disseminated gold resource in oxidized limestone or crystallized limestone. This presents a priority for the early stages of Victoria's exploration program so that an assessment of its possible extension into the Mill Canyon property can be made. The proximity of the old Cortez Mine, the Horse Canyon Mine and new discoveries such as Cortez Hills demonstrates the excellent potential of the Mill Canyon property. Geological mapping and sampling has commenced and a summer drill program is planned for late July or early August depending on permitting and early exploration results.

Victoria has closed a brokered private placement consisting of 12 million units priced at $0.10 per unit for gross proceeds of $1.2 million. Each unit consists of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 and expire one year from the closing of the private placement. Haywood Securities Inc. acted as agent in connection with this private placement.

Victoria is 30% owned and managed by Bema Gold Corporation.

On Behalf of VICTORIA RESOURCE CORPORATION

"Roger T. Richer"
President

For more information, contact Investor Relations at 604-681-8371 or toll-free 1-800-316-8855.


VICTORIA RESOURCE CORPORATION

News Release
Victoria Resource Corporation Signs Agreements to Acquire Gold Exploration Properties in Nevada, U.S.A.

January 21, 2003

Victoria Resource Corporation ("Victoria" or "the Company") is pleased to announce that it has signed letters of intent ("LOI's") to acquire interests in three gold exploration properties in Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation ("Newmont"). These acquisitions were facilitated by Dr. Raul Madrid and Mr. Richard Andrews who selected the properties and negotiated the agreements with Newmont on behalf of Victoria and who have also assigned any and all of their rights and interests they may have in the properties to Victoria. Final agreements are expected to be completed by February, 2003 and are subject to due diligence and regulatory approvals. The three properties are: Mill Canyon; Hilltop-Slaven; and Preble-Prinson .

Mill Canyon

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims in the Cortez Mountains, 36 miles southeast of Battle Mountain, Nevada. The target-rich property sits astride the Battle Mountain Gold belt in the Cortez tectonic window containing exposed Paleozoic carbonate rocks which host gold mineralization at the adjacent Cortez and Horse Canyon gold deposits, and the nearby Pipeline deposit. Previous exploration has identified two zones of mineralization with small inferred resources. A gold skarn resource reportedly contains an inferred resource of 75,000 tons at 0.917 ounces of gold per ton (31.4 g/t gold) and the Chute resource, located adjacent to the Horse Canyon deposit to the southeast, reportedly contains approximately 240,000 tons with an estimate grade of 0.132 opt gold (4.52 g/t gold).

The terms of the LOI for the Mill Canyon property consist of expenditure requirements, payments and assumption of reclamation and environmental obligations. The payments are: U.S. $75,000 and 200,000 common shares of Victoria on signing the final agreement; on the first and second anniversaries of the agreement payments of U.S. $100,000 and U.S. $125,000 respectively, together with 150,000 common shares of Victoria on each anniversary. The expenditure requirements are: U.S. $200,000, U.S. $300,000 and U.S. $500,000, U.S.$500,000 and U.S. $500,000, respectively, for each of the first five (5) years of the agreement. Of these the initial $200,000 is a firm obligation, which is not optional. Newmont retains a 3.5% Net Smelter Return royalty; it also has a back-in right exercisable within 30 days after the fifth anniversary or upon completion of U.S. $2,000,000 in expenditures on the property. Pursuant to this right, Newmont can earn a 50% interest by paying 250% of the total expenditures made to such date by Victoria. At that time each party would be subject to normal joint venture dilution provisions and the net smelter return royalty would be eliminated. Newmont would also have certain preferential ore processing rights.

Hilltop - Slaven

The Hilltop-Slaven property consists of a lease and sublease of all of Newmont's mineral interests in parts or all of approximately 50 square miles of the checkerboard property and 19 unpatented mining claims in the Northern Shoshone Range, 17 miles southeast of Battle Mountain, Nevada. The Hilltop-Slaven property consists of a 7 x 16 mile band astride the northwest trending Battle Mountain Gold belt.

The terms of the LOI for the Hilltop-Slaven property consist of the following expenditure requirements: U.S. $200,000, U.S. $300,000 and U.S. $500,000, U.S. $750,000, U.S. $750,000 U.S. $1,000,000 and U.S. $1,500,000, respectively, for each year of the first seven (7) years of the agreement. Of these the first year commitment of U.S. $200,000 is a firm obligation, which is not optional. After the fifth year of the agreement, Victoria must reduce its land position to ten (10) sections. Beginning with the eighth anniversary of the agreement, Victoria must make annual rental payments if they have not satisfied certain minimum expenditure requirements. Newmont will retain a 3.5% Net Smelter Return royalty. Newmont also has a back-in right, exercisable within sixty (60) days of completion of a positive feasibility study, to earn back a 51% interest by paying to Victoria 250% of its expenditure to such date (upon which the net smelter return royalty interest would be eliminated.). Newmont has a preferential ore processing right the same as it has for the Mill Canyon property.

Preble-Pinson

The Preble-Pinson property consists of a lease of all of Newmont's mineral interests in parts or all of approximately 24 square miles of the checkerboard property in the Edna and Osgood mountains, 28 miles northwest of Battle Mountain, Nevada. This property consists of Newmont's "checkerboard ground" covering approximately a 4x10 mile band astride the northeast trending Getchell gold belt. These properties are subject to the same type of agreement, under the identical terms, as those described above for the Hilltop-Slaven property, except that in the case of Preble-Pinson, after the fifth anniversary of the agreement, Victoria must reduce its land position so that it retains no more than 50% of the original property position acquired under this agreement.

Finder's Fee

As consideration for their role in facilitating the acquisition of the properties and assignment of any rights or interest they may have, Victoria has agreed to issue to Messrs. Madrid and Andrews 5,000,000 of its common shares. These shares will be issued equally over a three (3) year period and are subject to regulatory approval and a provision that the properties are retained. Messrs. Madrid and Andrews are continuing their review of properties in Nevada and have agreed that further properties in which they acquire rights may be offered to Victoria.

Victoria also has agreed to pay to Haywood Securities Inc. ("Haywood") a facilitation/introduction fee of 500,000 common shares. These shares will be issued equally

over a three (3) year period and are subject to regulatory approval.

Financing

Victoria has agreed to a private placement offering on a best efforts basis with Haywood for a total of up to 12,000,000 units. The units will be priced at $0.10 per unit and will be comprised of a share and a warrant. Each warrant will be exercisable at $0.20 per warrant for a one year period for one common share. A commission of 6% of gross proceeds of the financing, payable in units, will be paid to Haywood for acting as agent in connection with the financing.

Bema Gold Corporation owns 42% of Victoria and provides management and technical services to the Company. Victoria looks forward to this opportunity to explore for gold in some of the most prolific gold regions of Nevada. In addtion, the relationship with Messrs. Madrid and Andrews will further enhance the business and technical expertise of the Company.

On Behalf of VICTORIA RESOURCE CORPORATION

"Roger T. Richer"
President

For more information, contact Investor Relations at 604/681-8371 or toll-free 1-800-316-8855.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Victoria Resource Corporation trades on the TSX Venture Exchange under the symbol VIT.

The common shares and warrants described herein and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.


VICTORIA RESOURCE CORPORATION

News Release

January 29, 2003

Victoria Resources Corporation announces that it is setting up to 1.2 million incentive stock options at CDN$0.34 for directors, officers and employees and consultants. The proposed stock options are subject to exchange and regulatory approval.

On Behalf of VICTORIA RESOURCE CORPORATION

"Roger T. Richer"
President

For more information, contact Investor Relations at 604/681-8371 or toll-free 1-800-316-8855.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Victoria Resource Corporation trades on the TSX Venture Exchange under the symbol VIT.

The common shares and warrants described herein and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.

VICTORIA RESOURCE CORPORATION

NEWS RELEASE

June 17, 2002

Victoria Resources Corporation ("Victoria") announces that it has elected not to pursue its option to earn an interest on the Red Rock/Mustang Canyon and Monte Cristo properties located in southwestern Nevada.

Victoria and parent company Bema Gold Corporation will continue to actively pursue acquisition and exploration opportunities.

On Behalf of VICTORIA RESOURCE CORPORATION

Roger Richer
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the TSX Venture Exchange and trade under the symbol "VIT".

A MEMBER OF THE BEMA GROUP OF COMPANIES

1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3

Tel: (604) 681-8371 • Fax: (604) 681-6209

VICTORIA RESOURCE CORPORATION

03 JUN -5 AM 7:21

News Release

Drilling to Commence on the Red Rock Property

May 25, 2001 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria" or the "Company") is pleased to announce that it plans to commence drilling on the Red Rock Property in Esmeralda County, Nevada. Victoria plans to perform 1500 meters of reverse circulation drilling on Red Rock in June.

Drilling on the Red Rock Property is designed to test a series of structurally controlled ore shoots on the Property. Previous work on the Discovery Zone encountered several high grade drill intersections over a 90 by 600 meter area underneath 60 meters of gravel. Drilling by Victoria in 2000 outlined the orientation of the two main intersecting structures. The Victoria drilling, combined with a re-logging program of all prior drilling, has lead to a re-interpretation of the controls on mineralization on the Property. It is interpreted that high-grade gold mineralization may occur at the intersection of crosscutting northwest and northeast structures. Previous drilling did not test these zones which are thought to plunge to the northeast at 50 degrees.

Significant intersections from previous drill campaigns are outlined below:

Hole #	Interval (metres)	Length (metres)	Gold Grade (gpt)	Silver Grade (gpt)	Drill Method
RMR-14	146.3 to 155.4	9.1	11.3	18.0	Reverse Circulation
RPC-90-907	137.2 to 144.8	7.6	68.0	174.0	Diamond Drilling
RPR-89-14	83.8 to 88.4	4.6	31.2	106.0	Reverse Circulation
	97.5 to 100.6	3.1	48.4	117.0	
	109.7 to 112.8	3.1	43.5	109.0	
RPR-89-19	134.1 to 138.7	4.6	31.6	435.0	Reverse Circulation
VRR-2000-01	207.3 to 208.8	1.5	14.3	6.8	Reverse Circulation
VRR-2000-06	144.8 to 146.3	1.5	6.9	77.8	Reverse Circulation
VRR-2000-07	210.3 to 216.4	6.1	5.1	7.0	Reverse Circulation
Includes	*210.3 to 211.8*	*1.5*	*12.9*	*14.3*	

The drill contract has been awarded to Eklund Drilling Company of Nevada. Primary sample analysis will be performed by Chemex Labs of Nevada with check assaying conducted by Acme Labs in Vancouver. Quality control will consist of duplicate sampling and the insertion of control standards and blank material. Exploration will be supervised by Tom Garagan, Vice President Exploration, who is designated as the Qualified Person.

Victoria can earn up to 70% of the two properties from Romarco Nevada Inc. ("Romarco") by first earning 51% through spending a total of $750,000 by December 30, 2004. To earn 70% Victoria must spend an additional $500,000 before August 1, 2005 on the two properties. Victoria will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%. In addition, the Company has committed to underlying property payments and land fees in 2001 totaling approximately $52,500 and total cumulative exploration expenditures of $200,000 by the end of 2001. This exploration program will complete the exploration commitments for 2001. A $2.25 million payment is due on the Red Rock Property on October 1, 2005 and will be shared pro rata based on Victoria's and Romarco's. participation interest. All payments are in US dollars.

Victoria also announces the resignation of Mr. Ken Booth as President and Director of the Company. Effective immediately, Mr. Roger Richer has been appointed President of Victoria.

On Behalf of VICTORIA RESOURCE CORPORATION

Tom Garagan
Vice President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".

VICTORIA RESOURCE CORPORATION

News Release

Update

May 18, 2001 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria" or the "Company") states that it is not aware of any material change that would have an effect upon its market.

On Behalf of VICTORIA RESOURCE CORPORATION

Roger Richer
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".

A MEMBER OF THE BEMA GROUP OF COMPANIES
1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3
Tel: (604) 681-8371 • Fax: (604) 681-6209

VICTORIA RESOURCE CORPORATION

News Release

Phase II Drill Results for Red Rock Property, Nevada

Sept 25, 2001 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria" or the "Company") wishes to report that it has received and verified all results from the Phase II drill program on the Red Rock Property in Esmeralda County, Nevada. The reverse circulation drill program completed seven holes for a total of 1349 meters in early July 2001.

The Phase II program was designed to evaluate the continuity of a series of structurally controlled zones of mineralization under pediment cover. The drill program tested the potential of three zones that were identified during previous drill campaigns but remained open both up-dip and down-dip. Information obtained from the Phase II program confirmed the presence of mineralization controlled by intersecting structures with gold mineralization confined to irregular shaped bodies. Hole VRR-008 intersected 6.1 meters grading 13.1 grams per tonne gold and 23.7 grams per tonne silver from a zone that was tested 35 meters down plunge from a previous high grade intersection in drill hole RPR-89-14.

Victoria has fulfilled its exploration expenditure obligation to the joint venture for 2001 and is presently reviewing data for future exploration considerations.

Significant Assay Results from Phase 11 Drill Program.

Hole #	Interval (metres)	Length (metres)	Gold (gpt)	Silver (gpt)	Drill Method
VRR-008	117.4 to 121.9	4.5	1.22	6.80	Reverse Circulation
	121.9 to 128.0	6.1	13.10	23.70	
	incl. 121.9 to 125.0	*3.1*	*22.90*	*38.90*	
VRR-009	No Significant	Results			Reverse Circulation
VRR –010	185.9 to 189.0	3.1	3.28	28.20	Reverse Circulation
VRR-011	No Significant	Results			Reverse Circulation
VRR-012	225.6 to 227.1	1.5	1.74	4.6	Reverse Circulation
VRR-013	No Significant	Results			Reverse Circulation
VRR-014	No Significant	Results			Reverse Circulation

A MEMBER OF THE BEMA GROUP OF COMPANIES

1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3

Tel: (604) 681-8371 • Fax: (604) 681-6209

Drill Collar Information:

Hole #	Northing (UTM)	Easting (UTM)	Elevation (meters)	Depth (meters)	Dip (degrees)	Azimuth (degrees)
VRR-08	47,593.5	100,370.0	6,891.3	182.9	-71.0	119.3
VRR-09	47,692.0	100,373.7	6,882.3	163.1	-79.6	120.9
VRR-10	46,903.4	100,197.0	6,941.9	213.4	-88.9	150.5
VRR-11	46,872.1	100,129.9	6,947.9	204.2	-89.3	132.2
VRR-12	47,679.0	100,612.7	6,886.2	237.8	-67.9	125.3
VRR-13	48,370.3	100,188.6	6,844.8	207.3	-79.1	122.3
VRR-14	47,601.4	100,386.3	6,890.8	140.2	-63.4	118.7

The reverse circulation drill program was completed by Eklund Drilling Company of Elko, Nevada. ALS Chemex, Sparks, Nevada was used as the primary lab for sample analysis. In addition an on site quality control program was fully implemented using duplicate sampling and the insertion of control standards and blank material.

The Red Rock property, comprised of 140 claims, covers 3.5 miles of a northwest trending structure containing gold-silver quartz adularia veins and cinnabar bearing chalcedony veins in the Walker Lane belt, Nevada. Victoria can earn up to a 70% interest in the Red Rock property from Romarco Minerals Inc.

On Behalf of VICTORIA RESOURCE CORPORATION

Roger Richer
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".

VICTORIA RESOURCE CORPORATION

NEWS RELEASE

Results of the Phase I Reverse Circulation Drill Program

January 30, 2001 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria") is pleased to announce the results of a Phase I reverse circulation drill program recently completed on its Red Rock property in Esmeralda County in southwestern Nevada. The purpose of the program was to determine the controls of high-grade gold intersections drilled by previous operators on a portion of an approximately 1.8 kilometre west-northwest trending structural corridor. The program was successful, as it confirmed Victoria's reinterpretation of the structural controls on the property and has provided targets for the next phase of drilling.

Victoria completed 1,577 metres in seven holes in the vicinity of the high-grade gold intersections. Four holes intersected mineralized quartz vein material along the projected west-northwest trending structure and two of the seven holes intersected northeast trending and crosscutting quartz-adularia veins. Both structural directions are strongly anomalous in gold. The following are significant intersections from the Phase I program:

VRR-01 – 1.5 metres grading 14.3 g/t gold and 6.8 g/t silver;
VRR-03 – 25.9 metres grading 1.4 g/t gold and 34.7 g/t silver;
VRR-06 – 1.5 metres grading 6.9 g/t gold and 77.8 g/t silver;
24.3 metres grading 0.7 g/t gold and 11.4 g/t silver (in altered limestone)
VRR-07 – 1.5 metres grading 12.9 g/t gold and 14.3 g/t silver.

Please see the attached table for results from all seven holes.

The Phase I program has confirmed Victoria's re-interpretation of structure on the Red Rock property in that high grade shoots intersected previously, consisting of quartz-adularia veins, stockworks and breccia zones within the siliceous sediments, occur at the junction of the northeast and west-northwest structures. At least three high-grade zones have now been identified along 600 metres of the west-northwest structure, leaving an additional 1,200 metres untested.

In addition, two of the holes intersected broad zones of anomalous gold in the underlying limestones. The strongly anomalous gold in underlying limestones suggests the potential for a high-grade replacement deposit at the structural intersection, similar to Barrick's Miekle mine in the Carlin Trend of Nevada.

Additional work consisting of geological mapping and geochemical sampling followed by drilling to test the structural intersections in the limestones below the siliceous sediments will commence in the spring. The Mustang Canyon property located four kilometres north of the Redrock property will also be drill tested at that time.

A MEMBER OF THE BEMA GROUP OF COMPANIES
1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3
Tel: (604) 681-8371 • Fax: (604) 681-6209

PHASE I DRILL RESULTS

Hole #	From	To	Length	Gold	Silver	Geology
	(m)	(m)	(m)	g/t	G/t	
VRR-01	125	129.5	4.5	2.72	24.6	Qv
	155.5	157.0	1.5	4.04	1.8	Qv/chert/dyke
	193.6	195.1	1.5	5.84	8.0	Alt. limestone
	207.3	208.8	1.5	14.33	6.8	Alt. limestone
VRR-02	No significant values					
VRR-03	131.1	157.0	25.9	1.44	34.7	Qv / siltstone
	157.0	193.6	36.6	0.56	9.5	Qv / limestone
VRR-04	157.0	190.5	33.5	0.21	2.5	Qv/limestone
	190.5	193.6	3.1	2.98	14.0	Alt. silty/limestone
	193.6	199.7	6.1	0.32	2.3	Alt. silty/limestone
VRR-05	No significant Values					
VRR-06	138.7	144.8	6.1	0.23	2.1	Fault zone
	144.8	146.3	1.5	6.85	77.8	QV/ dyke contact
	193.6	217.9	24.3	0.67	11.4	Qv/dykes/limestone
VRR-07	210.3	216.4	6.1	5.13	7.0	chert/siltstone
Includes;	*210.3*	*211.8*	*1.5*	*12.89*	*14.3*	

All samples were analyzed by ALS Chemex labs in Reno, Nevada using a one tonne fire assay technique for gold and aqua-regia atomic absorption used for silver analysis. A quality control program was implemented during drilling with standard reference material, field blanks and field duplicate samples inserted into the reverse circulation sample stream. The number of quality control reference samples analyzed represented 13 % of the total data population analyzed. The results of the quality control samples analyzed by ALS Chemex indicate that the analysis of samples was acceptable. Sixty samples including standard reference material were analyzed by Acme labs of Vancouver, BC, who were chosen as a check lab. Results substantiated the Chemex results. The program was managed by Bema Gold Corporation, and the qualified person for the program was Tom Garagan, Vice President of Exploration for Victoria.

Victoria has the right to earn up to 70% of both the Red Rock and Mustang Canyon properties.

Bema Gold Corporation owns 42% of the common shares of Victoria and manages its affairs.

On Behalf of VICTORIA RESOURCE CORPORATION

Ken Booth
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

VICTORIA RESOURCE CORPORATION

NEWS RELEASE

$700,000 Financing Completed

December 20, 2000 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria") is pleased to announce that the $700,000 non-brokered private placement of 3,500,000 units at $0.20 per unit has been fully subscribed. The net proceeds from offering will be used primarily for exploration on Victoria's four gold properties in Nevada.

Drilling has commenced on the Red Rock property, where Victoria is earning up to 70%. To date, reverse circulation drilling in five holes totalling 1,114 meters has been completed. It is expected that a total of 1,570 meters in 7 holes will be completed by December 22, 2000 on the Red Rock property. Assay results are expected in January 2001. Previous drilling encountered numerous high grade drill intersections over a 100 metre by 600 metre area.

Subject to regulatory approval, Victoria has allocated 495,000 common shares for director and employee incentive stock options at an exercise price of $0.30 per share; which is a correction to the 430,000 options announced in the news release dated November 30, 2000.

Bema Gold Corporation, a placee in the private placement, currently owns 42% of the common shares of Victoria and manages its affairs.

On Behalf of VICTORIA RESOURCE CORPORATION

Ken Booth
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".

VICTORIA RESOURCE CORPORATION

News Release

Drilling Commences

November 30, 2000 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria" or the "Company") is pleased to announce it has commenced drilling on the Red Rock and Mustang Canyon properties in Nevada. Victoria plans to drill 1500 metres of reverse circulation drilling on Red Rock and 500 metres of reverse circulation drilling at Mustang Canyon.

The drilling on the Red Rock property is designed to test a reinterpretation of past drilling on the property. Previous work on the Discovery Zone encountered numerous high grade drill intersections over a 90 by 600 metre area underneath 60 metres of gravel. Some of the significant intersections were as follows:

Hole #	Interval		Length		Gold grade		Silver grade		Hole type
	(ft)	(m)	(ft)	(m)	oz/t	g/t	oz/t	g/t	
RMR - 4	405-520	123.4 to 158.5	115	35.0	1.61	55.3	8.04	276	Reverse Circulation
RMR - 14	480-510	146.3 to 155.4	30	9.1	0.34	11.3	.52	18	Reverse Circulation
RPC – 90 – 907	450-475	137.2 to 144.8	25	7.6	1.98	68.0	5.07	174	Diamond Drill Core
RPR – 89 – 14	275-290	83.8 to 88.4	15	4.6	0.91	31.2	3.09	106	Reverse Circulation
	320-330	97.5 to 100.6	10	3.1	1.41	48.4	3.42	117	
	360-370	109.7 to 112.8	10	3.1	1.27	43.5	3.18	109	
RPR – 89 - 19	440-455	134.1 to 138.7	15	4.6	0.92	31.6	12.69	435	Reverse Circulation

The Mustang Canyon drilling will test potential mineralization underneath an interpreted large leached cap associated with a rhyolite dome. The leached cap consists of opal-alunite-kaolinite-cinnabar alteration and mineralization within rhyolite tuffs. The drilling will test the projected zone at the same elevations as the nearby Red Rock mineralization, approximately 300 meters below surface. Due to the higher elevation at Mustang Canyon the drilling will be completed as weather permits.

The drill contract has been awarded to Eklund Drilling Company of Nevada, which had previously drilled the Red Rock property. Primary assaying will be done by Chemex Labs in Nevada with check assaying being performed by Acme labs in Vancouver. Quality control will consist of duplicate sampling and the inserting of blanks and standards. Exploration will be supervised by Tom Garagan, Vice President Exploration, who is designated as the "Qualified person".

Victoria can earn up to 70% of the two properties from Romarco Nevada Inc. by first earning 51% by spending an aggregate of $750,000 by December 30, 2004. To earn 70% Victoria must spend in aggregate an additional $500,000 before August 1, 2005 on the two properties. Victoria will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%. In addition, the Company has

committed to underlying property payments and land fees in 2000 and 2001 totalling approximately $104,000 and expenditures of $50,000 in 2000 and an additional $150,000 in 2001. This exploration program will complete the exploration commitments for 2000 and most of the commitments for 2001. A $2.25 million payment is due on the Red Rock property on Oct 1, 2005 and will be shared pro rata based on Victoria and Romarco Nevada Inc. participation interest. All payments are in US dollars.

Subject to regulatory approval, Victoria has allocated 430,000 common shares for Director and employee incentive stock options. These options may be excercised in whole or in part for a five year term at a price of $0.30 per common share.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".

On Behalf of VICTORIA RESOURCE CORPORATION

Ken Booth
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

03 NOV -5 AM 7:21

BC FORM 51-901F, Quarterly Report
For the Second Quarter ended August 31, 2003

Incorporated as part of:

X	**Schedule A**
	Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	investor@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**August 31, 2003**
DATE OF REPORT:	October 30, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/10/30



VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited)

	As at August 31 2003	As at February 28 2003
ASSETS		
Current		
Cash and cash equivalents	$ 627,963	$ 41,917
Accounts receivable	10,073	4,242
Prepaid expenses	4,103	4,823
	642,139	50,982
Resource properties	868,291	102,347
	$ 1,510,430	$ 153,329
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 133,581	$ 121,397
Note payable to Bema Gold Corporation	405,880	397,847
	539,461	519,244
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock	5,539,707	4,157,285
Issued 27,145,649 (February 28, 2003 - 12,775,649)		
Stock based compensation *(Note 5)*	46,832	27,699
Deficit	(4,615,570)	(4,550,899)
	970,969	(365,915)
	$ 1,510,430	$ 153,329



Subsequent events *(Note 6)*

Approved by the Directors

"Roger Richer"

"Tom Garagan"



VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the periods ended August 31
(Expressed in Canadian dollars)
(Unaudited)

	Second Quarter		Six Months	
	2003	2002	2003	2002
Expenses				
Interest and bank charges	$ 7,504	$ 5,107	$ 14,389	$ 9,567
Shareholder information	6,225	4,250	11,784	6,504
Office and administration	5,624	7,455	11,144	13,739
Management fees	4,500	4,500	9,000	9,000
Audit and tax consulting	4,000	6,627	7,125	9,802
Listing and filing fees	4,512	3,512	4,601	3,710
Transfer agent	2,105	1,581	3,229	3,335
Legal	2,168	1,031	2,168	1,452
	36,638	34,063	63,440	57,109
Loss before the following	(36,638)	(34,063)	(63,440)	(57,109)
Foreign exchange gain (loss)	2,266	(28)	(8,315)	(150)
Interest income	5,803	525	7,084	1,049
Loss for the period	(28,569)	(33,566)	(64,671)	(56,210)
Deficit, beginning of period	(4,587,001)	(4,315,971)	(4,550,899)	(4,293,327)
Deficit, end of period	$ (4,615,570)	$ (4,349,537)	$ (4,615,570)	$ (4,349,537)
Loss per common share	$ (0.001)	$ (0.003)	$ (0.003)	$ (0.005)
Weighted average number of common shares outstanding	27,145,649	12,721,316	22,303,584	12,718,421

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended August 31
(Expressed in Canadian dollars)
(Unaudited)

	Second Quarter		Six Months	
	2003	2002	**2003**	2002
Operating activities				
Loss for the period	$ **(28,569)**	$ (33,566)	$ **(64,671)**	$ (56,210)
Non-cash charges (credits)				
Accrued interest expense	**6,729**	5,007	**13,401**	9,404
Foreign exchange	**(8,258)**	-	**1,083**	-
Change in non-cash working capital	**(14,161)**	(2,242)	**7,073**	(9,857)
	(44,259)	(30,801)	**(43,114)**	(56,663)
Financing activities				
Note payable to Bema Gold Corporation	**(5,368)**	14,316	**(5,368)**	29,674
Common shares issued, net of issue costs	**-**	-	**1,159,261**	-
Other	**161**	(635)	**161**	(635)
	(5,207)	13,681	**1,154,054**	29,039
Investing activities				
Resource properties	**(340,825)**	(14,657)	**(523,811)**	(14,657)
Effect of exchange rate changes on cash and cash equivalents	**8,258**	-	**(1,083)**	-
Increase (decrease) in cash and cash equivalents	**(382,033)**	(31,777)	**586,046**	(42,281)
Cash and cash equivalents, beginning of period	**1,009,996**	90,432	**41,917**	100,936
Cash and cash equivalents, end of period	**$ 627,963**	$ 58,655	**$ 627,963**	$ 58,655
Supplemental cash flow information				
Common shares issued for property	$ **-**	$ 1,500	$ **223,000**	$ 1,500
Stock based compensation *(Note 5)*	$ **19,133**	$ -	$ **19,133**	$ -





VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003 and 2002
(Expressed in Canadian dollars)

(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

2. Resource properties

	Mill Canyon, Hilltop-Slaven & Pinson-Preble Properties
Balance at February 28, 2003	$ 102,347
Expenditures incurred during the period:	
Acquisition costs	298,307
Salaries and other related cost	146,378
Field expenses	88,217
Consulting	65,403
Administration	62,893
Claim maintenance	61,254
Travel	21,590
Stock based compensation *(Note 5)*	19,133
Geochemistry	2,769
	765,944
Balance at August 31, 2003	$ 868,291

3. Related party transactions

During the six month period ending August 31, 2003 and 2002, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2003	2002
i. Field work on resource properties	$ 820	$ -
ii. Management fees	$ 9,000	$ 9,000
iii. Office and administrative	$ 10,950	$ 10,950
iv. Shareholder information	$ 5,400	$ 5,400
v. Interest expense	$ 13,401	$ 9,404
vi. Accounts payable	$ 90,113	$ -

The note payable consists of advances from Bema Gold Corporation, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after August 31, 2004 on demand.





VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003 and 2002
(Expressed in Canadian dollars)
(Unaudited)

4. Share capital

On May 2, 2003, in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Bema Gold Corporation was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004. An agent's commission of 6% of the gross proceeds of the financing was paid to Haywood in connection with the financing. The commission was paid in units and totaled 720,000 units.

On May 2, 2003, the Company issued a total of 1,650,000 common shares of which 200,000 were issued at a price of $0.10 per share and 1,450,000 were issued at a price of $0.14 per share in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties.

5. Fair value of stock option compensation

On May 21, 2003, the Company granted 800,000 share purchase options at market with an exercise price of $0.91 per share. These options have a term of five years and expire on May 20, 2008. Of the options granted, 300,000 options were granted to a consultant having a fair value of $172,200 of which $19,133 has been amortized and capitalized to resource properties during the second quarter ended August 31, 2003.

The remaining options were granted to employees having a fair value of $287,000. Had the Company recorded the fair value of these options granted to employees, an additional $31,889 of stock based compensation would have been amortized and capitalized to resource properties during the second quarter ended August 31, 2003. Since the fair value of these options granted has been allocated to resource properties, there is no effect to the Company's reported earnings per share.

The fair value of these options was estimated at Cdn. $0.574 per option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions

- Risk free interest rate of 3.00%
- Expected life of 3 years
- Expected volatility of 100%
- Dividend yield rate of Nil

6. Subsequent events

Subsequent to August 31, 2003, a total of 4.3 million warrants have been exercised at an exercise price of $0.20 per share resulting in gross proceeds to the Company of $862,400. Included in this amount are 3.9 million warrants exercised by Bema Gold Corporation for gross proceeds of $780,400. As a result, Bema's ownership interest in the Company has increased to 38.52% from 29.82%.

On October 24, 2003, 100,000 share purchase options granted to an employee on May 21, 2003 were cancelled.



BC FORM 51-901F, Quarterly Report
For the Second Quarter ended August 31, 2003

Incorporated as part of:

____	**Schedule A**
X	**Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	investor@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**August 31, 2003**
DATE OF REPORT:	October 30, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/10/30



VICTORIA RESOURCE CORPORATION
Schedule B - Supplementary Information,
For the period ended August 31, 2003

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) There were no Securities issued during quarter under review.

   (b) There were no Options granted during quarter under review.

3. (a) Particulars of authorized and issued share capital as at August 31, 2003:

Class	Par Value	Number Authorized	Issued Number	Issued Amount
Common	no par value	50,000,000	27,145,649	$5,539,546

   (b) Options outstanding as at August 31, 2003:

Security	Number	Exercise Price	Expiry Date
Options	50,000	$0.30	December 19, 2005
Options	1,130,000	$0.34	January 29, 2008
Options	800,000	$0.91	May 20, 2008

   (c) Shares in escrow or subject to pooling: **Nil**

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer



VICTORIA RESOURCE CORPORATION
Schedule C – Management's Discussion and Analysis

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for the second quarter ended August 31, 2003 should be read in conjunction with the unaudited financial statements and the related notes.

RESULTS OF OPERATIONS

The Company reported a loss of $28,600 ($0.001 per share) for the three months ended August 31, 2003 compared to a loss of $33,600 ($0.003 per share) for the equivalent period one year earlier. General and administrative expenditures totalled $36,600 (2002 - $34,000) during the three months ended August 31, 2003 and remained consistent with the second quarter of 2002. In addition, interest income of $5,800 (2002 - $500) increased from the same period in 2002 due to higher cash balances resulting from the private placement which occurred in May 2003 in connection with the property acquisition (See Financing activities below).

For the six months ended August 31, 2003, the loss was $64,700 ($0.003 per share) compared to a loss of $56,200 ($0.005 per share) in the same period one year earlier. The loss was higher in the six months ended August 31, 2003 as compared to the same period in 2002 due to a foreign exchange loss of $8,300 relating to the portion of the Company's cash that are denominated in United States dollars.

LIQUIDITY AND CAPITAL RESOURCES



At August 31, 2003, the Company had cash and cash equivalents of $628,000 (February 28, 2003 - $41,900) and working capital of $508,600 (February 28, 2003 – working capital deficiency of $70,400). On May 2, 2003, the Company completed an equity financing for gross proceeds of $1.2 million (see Financing activities below).

Operating activities

During the second quarter of 2003, operating activities after working capital changes required funding of $44,300 mainly due to a decrease in the Company's accounts payable balance in the amount of $13,100 and to general and administrative expenditures.

Operating activities after working capital changes required funding of $30,800 for the three months ended August 31, 2002 mainly as a result of general and administrative expenditures.

During the six months ended August 31, 2003, operating activities required funding of $43,100 compared to $56,700 for the equivalent period in 2002.

Financing activities

On May 2, 2003, in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Bema Gold Corporation ("Bema"), the Company's principal shareholder, was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004. An agent's commission of 6% of the gross proceeds of the financing was paid to Haywood in connection with the financing. The commission was paid in units and totalled 720,000 units.



On May 2, 2003, the Company issued a total of 1,650,000 common shares of which 200,000 were issued at a price of $0.10 per share and 1,450,000 were issued at a price of $0.14 per share in connection with

the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties. The issuance of these common shares did not result in any additional cash to the Company.



During the three months ended August 31, 2003, the Company repaid $5,400 of debt to Bema whereas in the same period last year the Company was advanced $14,300 by Bema.

On July 12, 2002, the Company issued 10,000 common shares at a price of $0.15 per share as partial consideration for the right to earn a 100% interest in the North Carlin property. The issuance of these common shares did not result in any additional cash to the Company. During the first quarter ended May 31 2003, the Company terminated its option to earn an interest in the North Carlin property.

Investing activities
During the quarter ended August 31, 2003, the Company incurred resource property expenditures (on a cash basis) totalling $340,800 relating to the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties. Victoria is currently conducting mapping and sampling activities on the Mill Canyon property in Nevada in anticipation of drilling in early fall, depending on reclamation bonding and permitting. In early May, the Company commenced activities and has since completed the first phase of structural mapping and geochemical sampling of the major internal structural systems across the Battle Mountain Gold Belt, which dominates most of the Mill Canyon property.

During the second quarter of 2002, the Company incurred expenditures of $14,700 mainly on claim maintenance fees and acquisition costs on the North Carlin property.

OUTLOOK
Geological mapping and sampling has commenced at the Mill Canyon property and a drill program is planned for late October or early November. Surface sampling and mapping have outlined two new zones, Open Cut and Scorpion King. Early drilling will focus on these areas. To the northwest, at an estimated 4 to 8 hundred metres from the western edge of the Mill Canyon property is the 5.5 million ounce Cortez Hills resource recently discovered by Placer Dome. According to Placer Dome, the Cortez Hills resource occurs within the Cortez Corridor and is a disseminated gold resource in oxidized limestone or crystallized limestone. The Open Cut and Scorpion King targets are on a similar structure to the Placer discoveries. The proximity of the old Cortez Mine, the Horse Canyon Mine and new discoveries such as Cortez Hills demonstrates the excellent potential of the Mill Canyon property.





03 ... 7:21

BC FORM 51-901F, Quarterly Report
For the First Quarter ended May 31, 2003

Incorporated as part of: ___X___ **Schedule A**
_______ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	investor@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	May 31, 2003
DATE OF REPORT:	July 30, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/07/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/07/30

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

	As at May 31 2003 (unaudited)	As at February 28 2003 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 1,009,996	$ 41,917
Accounts receivable	7,440	4,242
Prepaid expenses	699	4,823
	1,018,135	50,982
Resource properties	513,308	102,347
	$ 1,531,443	$ 153,329
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 146,680	$ 121,397
Note payable to Bema Gold Corporation	404,519	397,847
	551,199	519,244
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock		
Issued 27,145,649 (February 28, 2003 - 12,775,649)	5,539,546	4,157,285
Stock based compensation	27,699	27,699
Deficit	(4,587,001)	(4,550,899)
	980,244	(365,915)
	$ 1,531,443	$ 153,329

Approved by the Directors

"Roger Richer"

"Tom Garagan"

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended May 31
(Expressed in Canadian dollars)
(Unaudited)

	2003	2002
Expenses		
Office and administration	$ **5,520**	$ 6,284
Audit and tax consulting	**3,125**	3,175
Interest expenses and bank charges	**6,885**	4,460
Management fees	**4,500**	4,500
Shareholder information	**5,559**	2,254
Listing and filing fees	**89**	198
Transfer agent	**1,124**	1,754
Legal	**-**	421
	26,802	23,046
Loss before the following	**(26,802)**	(23,046)
Foreign exchange loss	**(10,581)**	(122)
Interest income	**1,281**	524
Loss for the period	**(36,102)**	(22,644)
Deficit, beginning of period	**(4,550,899)**	(4,293,327)
Deficit, end of period	**$ (4,587,001)**	$ (4,315,971)
Loss per common share	**$ (0.002)**	$ (0.002)
Weighted average number of common shares outstanding	**17,461,519**	12,715,649

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months periods ended May 31
(Expressed in Canadian dollars)
(Unaudited)

	2003	2002
Operating activities		
Loss for the period	$ (36,102)	$ (22,644)
Non-cash charges (credits)		
Accrued interest expense	6,672	4,397
Foreign exchange loss	9,341	-
Changes in non-cash working capital	21,234	(7,615)
	1,145	(25,862)
Financing activities		
Note payable to Bema Gold Corporation	-	15,358
Common shares issued, net of issue costs	1,159,261	-
	1,159,261	15,358
Investing activities		
Resource properties	(182,986)	-
Effect of exchange rate changes on cash and cash equivalents	(9,341)	-
Increase (decrease) in cash and cash equivalents	968,079	(10,504)
Cash and cash equivalents, beginning of period	41,917	100,936
Cash and cash equivalents, end of period	$ 1,009,996	$ 90,432
Supplemental cash flow information		
Accounts payable and accrued liabilities relating to resource property expenditures	$ 4,975	$ -
Common shares issued for property	$ 223,000	$ -

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2003
(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

2. Resource properties

	Mill Canyon, Hilltop-Slaven & Pinson-Preble Properties
Balance at February 28, 2002	$ 102,347
Expenditures incurred during the period:	
Travel	38,986
Salaries and other related cost	57,986
Consulting	33,752
Geology	11,406
Acquisition	268,831
	410,961
Balance at May 31, 2003	$ 513,308

3. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2003	2002
i. Field work on resource properties	$ -	$ -
ii. Management fees	$ 4,500	$ 4,500
iii. Office and administrative	$ 5,475	$ 5,475
iv. Shareholder information	$ 2,700	$ 2,700
v. Interest expense	$ 6,672	$ 4,397
vi. Accounts payable	$ 72,079	$ -

The note payable consists of advances from Bema Gold Corporation, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after May 31, 2004 on demand.

(Expressed in Canadian dollars)

4. Share Capital

On May 2, 2003, in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Bema was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004. An agent's commission of 6% of the gross proceeds of the financing was paid to Haywood in connection with the financing. The commission was paid in units and totaled 720,000 units.

On May 2, 2003, the Company issued 1,650,000 common shares in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties which are being held in trust until closing of the acquisition which is expected to occur in September 2003.

AMENDED

BC FORM 51-901F, Quarterly Report

For the Fourth Quarter ended February 28, 2003

Incorporated as part of:

______	**Schedule A**
X	**Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	investor@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**February 28, 2003**
DATE OF REPORT:	July 17, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/07/17
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/07/17

BC FORM 51-901F, Quarterly Report
For the First Quarter ended May 31, 2003

Incorporated as part of: ________ **Schedule A**
___X___ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	investor@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**May 31, 2003**
DATE OF REPORT:	July 30, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/07/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/07/30

VICTORIA RESOURCE CORPORATION
Schedule B - Supplementary Information,
For the period ended May 31, 2003

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Securities issued during quarter under review:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
May 2, 2003	Common Shares	Private Placement	12,000,000	$0.10	$1,200,000	Cash	720,000 common shares
May 2, 2003	Common Shares	Agent's Commission	720,000	$0.10 (deemed)	Nil	Common Shares	Nil
May 2, 2003 (1)	Common Shares	Assignment Agreement	1,250,000	$0.14 (deemed)	$175,000 (deemed)	Property Acquisition	Nil
May 2, 2003 (1)	Common Shares	Facilitation Fee	200,000	$0.14 (deemed)	$28,000 (deemed)	Property Acquisition	Nil
May 2, 2003 (1)	Common Shares	Property Acquisition	200,000	$0.14 (deemed)	$28,000 (deemed)	Property Acquisition	Nil

(1) Held in trust until closing of the Mill Canyon property acquisition, which is expected to occur in September, 2003.

(b) Summary of Options granted during quarter under review:

Name	Number	Exercise Price	Date of Issue	Expiry Date
Employees/Consultants	800,000	$0.91	May 21, 2003	May 20, 2008

3. (a) Particulars of authorized and issued share capital as at May 31, 2003:

Class	Par Value	Number Authorized	Issued Number	Issued Amount
Common	no par value	50,000,000	27,145,649	$5,539,546

(b) Options outstanding as at May 31, 2003:

Security	Number	Exercise Price	Expiry Date
Options	50,000	$0.30	December 19, 2005
Options	1,130,000	$0.34	January 29, 2008
Options	800,000	$0.91	May 20, 2008

(c) Shares in escrow or subject to pooling: **Nil**

(d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

VICTORIA RESOURCE CORPORATION
Schedule C – Management's Discussion and Analysis

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for the first quarter ended May 31, 2003 should be read in conjunction with the unaudited financial statements and the related notes.

RESULTS OF OPERATIONS

The Company reported a loss of $36,100 or $0.002 per share for the three months ended May 31, 2003 compared to a loss of $22,600 or $0.002 per share in the same period one year earlier. The increase in loss in the current quarter was primarily due to a $10,600 foreign exchange loss relating to the portion of the Company's cash that are denominated in United States dollars. General and administrative expenses, totalling $26,800, in the first quarter ending May 31, 2003 remained consistent to those in the first quarter ending May 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

At May 31, 2003, the Company had cash and cash equivalents of approximately $1 million (February 28, 2003 - $41,900) and working capital of $871,000 (February 28, 2003 – working capital deficit of $70,400). On May 2, 2003, the Company completed an equity financing for gross proceeds of $1.2 million (see Financing activities below).

Operating activities

Operating activities after changes in non-cash working capital provided funding of $1,100 in the first quarter ended May 31, 2003 due to an increase in the Company's accounts payable balance. Operating activities required funding in the amount of $25,900 in first quarter ended May 31, 2002 due mainly to general and administrative expenses.

Financing activities

On May 2, 2003, in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Bema Gold Corporation ("Bema"), the Company's principal shareholder, was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004. An agent's commission of 6% of the gross proceeds of the financing was paid to Haywood in connection with the financing. The commission was paid in units and totalled 720,000 units.

On May 2, 2003, the Company issued 1,650,000 common shares in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties which are being held in trust until closing which is expected to occur in September 2003. The issuance of these common shares did not result in any additional cash to the Company.

During the quarter ended May 31, 2002, the Company was advanced $15,400 by Bema.

Investing activities
During the quarter ended May 31, 2003, the Company incurred expenditures totalling $183,000 (on a cash basis) primarily on the acquisition and due diligence work relating to the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties. During the quarter ended May 31, 2002, the Company did not incur any exploration expenditures.

OUTLOOK

Geological mapping and sampling has commenced at the Mill Canyon property and a summer drill program is planned for late August or early September depending on permitting and early exploration results. To the northwest, at an estimated 4 to 8 hundred metres from the western edge of the Mill Canyon property is the 3 million ounce, Cortez Hills resource recently discovered by Placer Dome. According to Placer Dome, the Cortez Hills resource occurs within the Cortez Corridor and is a disseminated gold resource in oxidized limestone or crystallized limestone. This presents a priority for the early stages of the Company's exploration program so that an assessment of its possible extension into the Mill Canyon property can be made. The proximity of the old Cortez Mine, the Horse Canyon Mine and new discoveries such as Cortez Hills demonstrates the excellent potential of the Mill Canyon property.

BC FORM 51-901F, Quarterly Report
For the Third Quarter ended November 30, 2002

Incorporated as part of: ____X____ **Schedule A**
_________ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER: **Victoria Resource Corporation**

ISSUER ADDRESS: Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1

ISSUER TELEPHONE: (604) 681-8371
ISSUER FAX: (604) 681-6209

ISSUER EMAIL ADDRESS: ir@bemagold.com
ISSUER WEBSITE: www.bema.com

CONTACT PERSON: Roger Richer
CONTACT'S POSITION: President
CONTACT TELEPHONE NUMBER: (604) 681-8371

FOR QUARTER ENDED: **November 30, 2002**

DATE OF REPORT: January 29, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/01/29
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/01/29

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

	As at November 30 2002 (unaudited)	As at February 28 2002 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 55,239	$ 100,936
Accounts receivable	1,207	910
Prepaid expenses	410	-
	56,856	101,846
Resource property	91,425	66,733
	$ 148,281	$ 168,579
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 10,665	$ 19,049
Note payable to Bema Gold Corporation	361,166	294,972
	371,831	314,021
SHAREHOLDERS' DEFICIENCY		
Capital stock	4,157,285	4,147,885
Deficit	(4,380,835)	(4,293,327)
	(223,550)	(145,442)
	$ 148,281	$ 168,579

Subsequent events (Note 5)

Approved by the Directors

"Roger Richer"

"Tom Garagan"

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the periods ended November 30
(Expressed in Canadian dollars)
(Unaudited)

	Third Quarter		Nine Months	
	2002	2001	2002	2001
Expenses				
Office and administrative	$ 11,124	$ 5,765	$ 24,863	$ 20,577
Audit and tax consulting	2,926	9,804	12,728	15,321
Interest and bank charges	5,348	5,849	14,915	14,047
Management fees	4,500	4,500	13,500	13,500
Shareholder information	2,700	2,995	9,204	11,371
Listing and filing fees	3,333	335	7,043	1,240
Transfer agent	1,168	991	4,503	3,611
Legal	554	365	2,006	5,463
	31,653	30,604	88,762	85,130
Loss before the following	(31,653)	(30,604)	(88,762)	(85,130)
Foreign exchange gain (loss)	(7)	(157)	(157)	6,558
Interest income	362	1,646	1,411	10,540
Loss for the period	(31,298)	(29,115)	(87,508)	(68,032)
Deficit, beginning of period	(4,349,537)	(2,792,830)	(4,293,327)	(2,753,913)
Deficit, end of period	$ (4,380,835)	$ (2,821,945)	$ (4,380,835)	$ (2,821,945)
Loss per common share	$ (0.002)	$ (0.002)	$ (0.007)	$ (0.005)
Weighted average number of common shares outstanding	12,770,649	12,665,649	12,735,540	12,665,649

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended November 30
(Expressed in Canadian dollars)
(Unaudited)

	Third Quarter		Nine Months	
	2002	2001	**2002**	2001
Operating activities				
Loss for the period	**$ (31,298)**	$ (29,115)	**$ (87,508)**	$ (68,032)
Non-cash charges (credits)				
Accrued interest expense	**5,307**	5,849	**14,711**	14,047
Change in non-cash working capital	**766**	(34,032)	**(9,091)**	(26,535)
Cash from (to) operating activities	**(25,225)**	(57,298)	**(81,888)**	(80,520)
Financing activities				
Note payable to Bema Gold Corporation	**21,809**	(10,185)	**51,483**	89,856
Share issue costs	**-**	-	**(600)**	-
Cash from financing activities	**21,809**	(10,185)	**50,883**	89,856
Investing activities				
Resource properties	**-**	(9,455)	**(14,692)**	(359,821)
Decrease in cash and cash equivalents	**(3,416)**	(76,938)	**(45,697)**	(350,485)
Cash and cash equivalents, beginning of period	**58,655**	181,292	**100,936**	454,839
Cash and cash equivalents, end of period	**$ 55,239**	$ 104,354	**$ 55,239**	$ 104,354
Supplemental cash flow information				
Common shares issued for property	**$ 8,500**	$ -	**$ 10,000**	$ -

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at November 30, 2002
(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except that, effective March 1, 2002, the Company adopted the new standard for accounting for and disclosure of stock based compensation. The Company did not grant any stock options during the nine months ended November 30, 2002.

2. Resource property

	North Carlin Property
Balance at February 28, 2002	$ 66,733
Expenditures incurred during the period:	
Acquisition costs	13,921
Claim maintenance	10,685
Geology	86
Balance at August 31, 2002	$ 91,425

3. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2002	2001
i. Field work on resource properties	$ -	$ 60,501
ii. Management fees	**$ 13,500**	$ 13,500
iii. Office and administrative	**$ 16,425**	$ 16,425
iv. Shareholder information	**$ 8,100**	$ 8,100
v. Interest expense	**$ 14,711**	$ 14,047
vi. Accounts payable	$ -	$ -

The note payable consists of advances from Bema Gold Corporation, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after November 30, 2003 on demand.

(Expressed in Canadian dollars)

4. Share Capital

As partial consideration for the right to earn a 100% interest in the North Carlin property, the Company issued 50,000 common shares at a price of $0.17 per share on September 11, 2002 and 10,000 common shares at a price of $0.15 per share on July 12, 2002.

5. Subsequent events

On January 21, 2003, the Company announced that it had signed letters of intent ("LOI's") to acquire interests in three gold exploration properties in Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation ("Newmont"). These acquisitions were facilitated by Dr. Raul Madrid and Mr. Richard Andrews who selected the properties and negotiated the agreements with Newmont on behalf of the Company and who have also assigned any and all of their rights and interests they may have in the properties to the Company. Final agreements are expected to be completed by February, 2003 and are subject to due diligence and regulatory approvals. The three properties are: Mill Canyon; Hilltop-Slaven; and Preble-Prinson .

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims in the Cortez Mountains, 36 miles southeast of Battle Mountain, Nevada. The terms of the LOI for the Mill Canyon property consist of expenditure requirements, payments and assumption of reclamation and environmental obligations. The payments are: U.S.$75,000 and 200,000 common shares of the Company on signing the final agreement; on the first and second anniversaries of the agreement payments of U.S.$100,000 and U.S.$125,000 respectively, together with 150,000 common shares of the Company on each anniversary. The expenditure requirements are: U.S.$200,000, U.S.$300,000 and U.S.$500,000, U.S.$500,000 and U.S. $500,000, respectively, for each of the first five years of the agreement. Of these the initial U.S.$200,000 is a firm obligation, which is not optional. Newmont retains a 3.5% Net Smelter Return royalty; it also has a back-in right exercisable within 30 days after the fifth anniversary or upon completion of U.S. $2,000,000 in expenditures on the property. Pursuant to this right, Newmont can earn a 50% interest by paying 250% of the total expenditures made to such date by the Company. At that time each party would be subject to normal joint venture dilution provisions and the net smelter return royalty would be eliminated. Newmont would also have certain preferential ore processing rights.

The Hilltop-Slaven property consists of a lease and sublease of all of Newmont's mineral interests in parts or all of approximately 50 square miles of the checkerboard property and 19 unpatented mining claims in the Northern Shoshone Range, 17 miles southeast of Battle Mountain, Nevada. The Hilltop-Slaven property consists of a 7 x 16 mile band astride the northwest trending Battle Mountain Gold belt. The terms of the LOI for the Hilltop-Slaven property consist of the following expenditure requirements: U.S.$200,000, U.S.$300,000 and U.S. $500,000, U.S.$750,000, U.S.$750,000 U.S.$1,000,000 and U.S.$1,500,000, respectively, for each year of the first seven years of the agreement. Of these the first year commitment of U.S. $200,000 is a firm obligation, which is not optional. After the fifth year of the agreement, the Company must reduce its land position to ten sections. Beginning with the eighth anniversary of the agreement, the Company must make annual rental payments if they have not satisfied certain minimum expenditure requirements. Newmont will retain a 3.5% Net Smelter Return royalty. Newmont also has a back-in right, exercisable within sixty days of completion of a positive feasibility

(Expressed in Canadian dollars)

5. Subsequent events (continued)

study, to earn back a 51% interest by paying to the Company 250% of its expenditure to such date (upon which the net smelter return royalty interest would be eliminated.). Newmont has a preferential ore processing right the same as it has for the Mill Canyon property.

The Preble-Pinson property consists of a lease of all of Newmont's mineral interests in parts or all of approximately 24 square miles of the checkerboard property in the Edna and Osgood mountains, 28 miles northwest of Battle Mountain, Nevada. This property consists of Newmont's "checkerboard ground" covering approximately a 4x10 mile band astride the northeast trending Getchell gold belt. These properties are subject to the same type of agreement, under the identical terms, as those described above for the Hilltop-Slaven property, except that in the case of Preble-Pinson, after the fifth anniversary of the agreement, the Company must reduce its land position so that it retains no more than 50% of the original property position acquired under this agreement.

As consideration for their role in facilitating the acquisition of the properties and assignment of any rights or interest they may have, the Company has agreed to issue to Messrs. Madrid and Andrews 5,000,000 of its common shares. These shares will be issued equally over a three year period and are subject to regulatory approval and a provision that the properties are retained. Messrs. Madrid and Andrews are continuing their review of properties in Nevada and have agreed that further properties in which they acquire rights may be offered to the Company. The Company also has agreed to pay to Haywood Securities Inc. ("Haywood") a facilitation/introduction fee of 500,000 common shares. These shares will be issued equally over a three year period and are subject to regulatory approval.

The Company has agreed to a private placement offering on a best efforts basis with Haywood for a total of up to 12,000,000 units. The units will be priced at $0.10 per unit and will be comprised of a share and a warrant. Each warrant will be exercisable at $0.20 per warrant for a one year period for one common share. A commission of 6% of gross proceeds of the financing, payable in units, will be paid to Haywood for acting as agent in connection with the financing.

BC FORM 51-901F, Quarterly Report
For the Third Quarter ended November 30, 2002

Incorporated as part of: ______ **Schedule A**
___X___ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER: **Victoria Resource Corporation**

ISSUER ADDRESS: Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1

ISSUER TELEPHONE: (604) 681-8371
ISSUER FAX: (604) 681-6209

ISSUER EMAIL ADDRESS: ir@bemagold.com
ISSUER WEBSITE: www.bema.com

CONTACT PERSON: Roger Richer
CONTACT'S POSITION: President
CONTACT TELEPHONE NUMBER: (604) 681-8371

FOR QUARTER ENDED: **November 30, 2002**

DATE OF REPORT: January 29, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/01/29
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/01/29

VICTORIA RESOURCE CORPORATION
Schedule B - Supplementary Information, For the period ended November 30, 2002

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
September 11, 2002	Common Shares	Property Acquisition	50,000	Deemed $0.17	Deemed $8,500	Property Acquisition	Nil

   (b) Summary of Options granted during quarter under review: **Nil**

3. (a) Particulars of authorized and issued share capital as at November 30, 2002:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,775,649	$4,147,885

   (b) Options outstanding as at November 30, 2002:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling: Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

VICTORIA RESOURCE CORPORATION
Schedule C – Management's Discussion and Analysis

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for the third quarter ended November 30, 2002 should be read in conjunction with the unaudited financial statements and the related notes.

RESULTS OF OPERATIONS

The Company reported a loss of $31,300 ($0.002 per share) for the three months ended November 30, 2002 compared to a loss of $29,100 ($0.002 per share) in the same period one year earlier. The losses in both periods were attributable to general and administrative expenses incurred at the corporate head office.

For the nine months ended November 30, 2002, the loss was $87,500 ($0.007 per share) compared to a loss of $68,000 ($0.005 per share) one year earlier. The loss was higher in the nine months ended November 30, 2002 as compared to the same period in 2001, mainly as the result of lower interest income in 2002 and a foreign exchange gain of $6,600 incurred in 2001.

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2002, the Company had cash and cash equivalents of $55,200 (February 28, 2002 - $100,900) and working capital of $46,200 (February 28, 2002 - $82,800).

Operating activities

Cash used for operating activities after working capital changes in the current quarter was $25,200, mainly due to general and administrative expenditures.

During the three months ended November 30, 2001, operating activities after working capital changes used cash of $57,300, mainly as the result of general and administrative expenditures and a decrease in the Company's accounts payable balance during the quarter.

Financing activities

During the three months ended November 30, 2002, the Company was advanced $21,800 (2001 - $10,200) by its principal shareholder, Bema Gold Corporation. In addition, on September 11, 2002, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property. The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.

Investing activities

During the third quarter ended November 30, 2002, the Company issued 50,000 common shares at a price of $0.17 per share with respect to the North Carlin property (see Financing activities).

During the three months ended November 30, 2001, the Company incurred a total of $9,455 in exploration expenditures, including $6,200 on claim maintenance fees.

OUTLOOK

On January 21, 2003, the Company announced that it had signed letters of intent to acquire interests in three gold exploration properties in Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation. The three properties are: Mill Canyon; Hilltop-Slaven; and Preble-Prinson (see Subsequent events, Note 5 to the Notes to the Consolidated Financial Statements). In addition, the Company has agreed to a private placement offering on a best efforts basis with Haywood Securities Inc. ("Haywood") for a total of up to 12,000,000 units. The units will be priced at $0.10 per unit and

will be comprised of a share and a warrant. Each warrant will be exercisable at $0.20 per warrant for a one year period for one common share. A commission of 6% of gross proceeds of the financing, payable in units, will be paid to Haywood for acting as agent in connection with the financing.

The Company is planning a program of data compilation and geological mapping of the properties once the financing is completed. Drilling will commence later in the year to follow up on targets generated by the data compilation and geological mapping.

BC FORM 51-901F

Quarterly Report

Incorporated as part of: ___X___ **Schedule A**
_________ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**August 31, 2002**
DATE OF REPORT:	October 30, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/10/30

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

	As at August 31 2002 (unaudited)	As at February 28 2002 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 58,655	$ 100,936
Accounts receivable	2,797	910
Prepaid expenses	1,025	-
	62,477	101,846
Resource property	82,890	66,733
	$ 145,367	$ 168,579
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 12,104	$ 19,049
Note payable to Bema Gold Corporation	334,050	294,972
	346,154	314,021
SHAREHOLDERS' DEFICIENCY		
Capital stock	4,148,750	4,147,885
Deficit	(4,349,537)	(4,293,327)
	(200,787)	(145,442)
	$ 145,367	$ 168,579

Approved by the Directors

"Roger Richer"

"Tom Garagan"

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the periods ended August 31
(Expressed in Canadian dollars)
(Unaudited)

	Second Quarter		Six Months	
	2002	2001	**2002**	2001
Expenses				
Office and administrative	$ 7,455	$ 10,567	$ 13,739	$ 14,812
Audit and tax consulting	6,627	2,650	9,802	5,517
Interest and bank charges	5,107	4,288	9,567	8,198
Management fees	4,500	4,500	9,000	9,000
Shareholder information	4,250	4,865	6,504	8,376
Listing and filing fees	3,512	400	3,710	905
Transfer agent	1,581	1,634	3,335	2,620
Legal	1,031	4,820	1,452	5,098
	34,063	33,724	57,109	54,526
Loss before the following	(34,063)	(33,724)	(57,109)	(54,526)
Foreign exchange gain (loss)	(28)	6,715	(150)	6,715
Interest income	525	4,173	1,049	8,894
Loss for the period	(33,566)	(22,836)	(56,210)	(38,917)
Deficit, beginning of period	(4,315,971)	(2,769,994)	(4,293,327)	(2,753,913)
Deficit, end of period	$ (4,349,537)	$ (2,792,830)	$ (4,349,537)	$ (2,792,830)
Loss per common share	$ (0.003)	$ (0.002)	$ (0.005)	$ (0.003)
Weighted average number of common shares outstanding	12,721,316	12,665,649	12,718,421	12,665,649



VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended August 31
(Expressed in Canadian dollars)
(Unaudited)

	Second Quarter		Six Months	
	2002	2001	**2002**	2001
Operating activities				
Loss for the period	$ **(33,566)**	$ (22,836)	$ **(56,210)**	$ (38,917)
Non-cash charges (credits)				
Accrued interest expense	**5,007**	4,288	**9,404**	8,198
Change in non-cash working capital	**(2,242)**	26,704	**(9,857)**	7,497
Cash from (to) operating activities	**(30,802)**	8,156	**(56,664)**	(23,222)
Financing activities				
Note payable to Bema Gold Corporation	**14,316**	55,246	**29,674**	100,041
Share issue costs	**(635)**	-	**(635)**	-
Cash from financing activities	**13,681**	55,246	**29,039**	100,041
Investing activities				
Resource properties	**(14,657)**	(318,742)	**(14,657)**	(350,366)
Decrease in cash and cash equivalents	**(31,777)**	(255,340)	**(42,281)**	(273,547)
Cash and cash equivalents, beginning of period	**90,432**	436,632	**100,936**	454,839
Cash and cash equivalents, end of period	$ **58,655**	$ 181,292	$ **58,655**	$ 181,292
Supplemental cash flow information				
Common shares issued for property	$ **1,500**	$ -	$ **1,500**	$ -



VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at August 31, 2002
(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except that, effective March 1, 2002, the Company adopted the new standard for accounting for and disclosure of stock based compensation. The Company did not grant any stock options during the six months ended August 31, 2002.

2. Resource property

	North Carlin Property
Balance at February 28, 2002	$ 66,733
Expenditures incurred during the period:	
Acquisition costs	5,386
Claim maintenance	10,685
Geology	86
Balance at August 31, 2002	$ 82,890



3. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2002	2001
i. Field work on resource properties	$ -	$ 54,418
ii. Management fees	**$ 9,000**	$ 9,000
iii. Office and administrative	**$ 10,950**	$ 10,950
iv. Shareholder information	**$ 5,400**	$ 5,400
v. Interest expense	**$ 9,404**	$ 8,198
vi. Accounts payable	$ -	$ 41,684



The note payable consists of advances from Bema Gold Corporation, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after August 31, 2003 on demand.

BC FORM 51-901F

Quarterly Report

Incorporated as part of:	______	**Schedule A**
	X	**Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**August 31, 2002**
DATE OF REPORT:	October 30, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
	ROGER RICHER	02/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
	TOM GARAGAN	02/10/30



BC FORM 51-901F

Quarterly Report

Incorporated as part of:

________	**Schedule A**
X	**Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**August 31, 2002**
DATE OF REPORT:	October 30, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/10/30

VICTORIA RESOURCE CORPORATION
Supplementary Information and Management's Discussion and Analysis
For the period ended August 31, 2002



1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
July 12, 2002	Common Shares	Property Acquisition	10,000	Deemed $0.15	Deemed $1,500	Property Acquisition	Nil

   (b) Summary of Options granted during quarter under review: **Nil**

3. (a) Particulars of authorized and issued share capital as at August 31, 2002:

			Issued	
Class	Par Value	Number Authorized	Number	Amount
Common	no par value	50,000,000	12,725,649	$4,147,885

   (b) Options outstanding as at August 31, 2002:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling: **Nil**

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

MANAGEMENTS DISCUSSION AND ANALYSIS

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for the second quarter ended August 31, 2002 should be read in conjunction with the unaudited financial statements and the related notes.

Results of Operation

The Company reported a loss of $33,600 ($0.003 per share) for the three months ended August 31, 2002 compared to a loss of $22,800 ($0.002 per share) in the same period one year earlier. The losses in both periods were attributable to general and administrative expenses incurred at the corporate office. The loss was higher in the second quarter of 2002 as compared to 2001, mainly as the result of a foreign exchange gain of $6,700 incurred in 2001 and to lower interest income in 2002.

For the six months ended August 31, 2002, the loss was $56,200 ($0.005 per share) compared to a loss of $38,900 ($0.003 per share) one year earlier. The loss was higher in the six months ended August 31, 2002 as compared to the same period in 2001, mainly as the result of a foreign exchange gain of $6,700 incurred in the second quarter of 2001 and to lower interest income in 2002.

Liquidity and Capital Resources

At August 31, 2002, the Company had cash and cash equivalents of $58,700 (February 28, 2002 - $100,900) and working capital of $50,400 (February 28, 2002 - $82,800).

Operating activities

Cash used for operating activities after working capital changes in the second quarter of 2002 was $30,800, mainly due to general and administrative expenditures.

During the second quarter of 2001, operating activities after working capital changes provided cash of $8,200, mainly as the result of an increase in the Company's accounts payable balance during the quarter.

Financing activities

During the three months ended August 31, 2002, the Company was advanced $14,300 (2001 - $55,200) by its principal shareholder, Bema Gold Corporation. In addition, on July 12, 2002 the Company issued 10,000 common shares at a price of $0.15 per share as partial consideration for the right to earn a 100% interest in the North Carlin property. The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.

Investing activities

During the second quarter of 2002, the Company incurred expenditures of $14,700, mainly on claim maintenance fees and acquisition costs, on the North Carlin property.

During the three months ended August 31, 2001, the Company incurred a total of $318,700 in exploration expenditures, of which $256,700 was spent on the Red Rock property, primarily on a Phase II drilling program. The Red Rock property was subsequently abandoned in the fourth quarter during the year ended February 28, 2002.

OUTLOOK

The Company is dependent upon the successful completion of an additional financing arrangement and the continuing support of Bema. The mandate of the Company is to acquire projects with the potential to be high grade, low cost producers in easily accessible areas. The Company continues to pursue high-grade gold targets in the Western United States.

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ____X____ **Schedule A**
__________ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	May 31, 2002
DATE OF REPORT:	July 30, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/07/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/07/30

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited)

	As at May 31 2002	As at February 28 2002
ASSETS		
Current		
Cash	$ 90,432	$ 100,936
Accounts receivable	2,071	910
Prepaid expenses	1,538	-
	94,041	101,846
Resource properties	66,733	66,733
	$ 160,774	$ 168,579
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 14,133	$ 19,049
Note payable to Bema Gold Corporation	314,727	294,972
	328,860	314,021
SHAREHOLDERS' EQUITY		
Capital stock	4,147,885	4,147,885
Deficit	(4,315,971)	(4,293,327)
	(168,086)	(145,442)
	$ 160,774	$ 168,579

Approved by the Directors

"Roger Richer"

"Tom Garagan"

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended May 31
(Expressed in Canadian dollars)
(Unaudited)

	2002	2001
Expenses		
Office and administration	$ 6,284	$ 5,871
Management fees	4,500	4,500
Shareholder information	2,254	3,511
Interest expenses and bank charges	4,460	3,910
Audit and tax consulting	3,175	2,867
Legal	421	278
Transfer agent	1,754	986
Listing and filing fees	198	505
	23,046	22,428
Loss before the following	(23,046)	(22,428)
Foreign exchange gain (loss)	(122)	1,626
Interest income	524	4,721
Loss for the period	(22,644)	(16,081)
Deficit, beginning of period	(4,293,327)	(2,753,913)
Deficit, end of period	$ (4,315,971)	$ (2,769,994)
Loss per common share	$ (0.002)	$ (0.001)
Weighted average number of common shares outstanding	12,715,649	12,715,649





VICTORIA RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended May 31
(Expressed in Canadian dollars)
(Unaudited)

	2002	2001
Operating activities		
Loss for the period	$ (22,644)	$ (16,081)
Non-cash charges (credits)		
Accrued interest expense	4,397	3,910
Change in non-cash working capital	(7,615)	(19,207)
Cash to operating activities	(25,862)	(31,378)
Financing activities		
Note payable to Bema Gold Corporation	15,358	44,795
Investing activities		
Resource properties	-	(31,624)
Decrease in cash and cash equivalents	(10,504)	(18,207)
Cash and cash equivalents, beginning of period	100,936	454,839
Cash and cash equivalents, end of period	$ 90,432	$ 436,632

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2002
(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except that, effective March 1, 2002, the Company adopted the new standard for accounting for and disclosure of stock based compensation. The Company did not grant any stock options during the quarter ending May 31, 2002.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2002	2001
i. Field work on resource properties	$ -	$ 21,175
ii. Management fees	$ 4,500	$ 4,500
iii. Office and administrative	$ 5,475	$ 2,475
iv. Shareholder information	$ 2,700	$ 2,700
v. Interest expense	$ 4,397	$ 3,910

The note payable consists of advances from Bema Gold Corporation, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after May 31, 2003 on demand.



BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
__X__	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	May 31, 2002
DATE OF REPORT:	July 30, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/07/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/07/30



Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION

For the period ended May 31, 2002

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review: **Nil**

   (b) Summary of Options granted during quarter under review: **Nil**

3. (a) Particulars of authorized and issued share capital as at May 31, 2002:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,715,649	$4,147,885

   (b) Options outstanding as at May 31, 2002:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling: **Nil**

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer





VICTORIA RESOURCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for the first quarter ended May 31, 2002 should be read in conjunction with the unaudited financial statements and the related notes.

RESULTS OF OPERATIONS

The Company reported a net loss of $22,600 or $0.002 per share for the three months ended May 31, 2002 compared to a net loss of $16,100 or $0.001 per share in the same period one year earlier. The increased loss in 2002 was mainly due to a decrease in interest income of $4,700. The losses in both periods were mainly attributable to general and administrative expenses incurred at the corporate office.

LIQUIDITY AND CAPITAL RESOURCES

At May 31, 2002, the Company had cash and cash equivalents of $90,400 (February 28, 2002 - $100,900) and working capital of $79,900 (February 28, 2002 - $82,800).

Operating activities

Operating activities required funding in the amount of $25,900 in 2002 and $31,400 in 2001 due mainly to general and administrative expenses.

Financing activities

During the quarter ended May 31, 2002, the Company was advanced $15,400 (2001 - $44,800) by its principal shareholder, Bema Gold Corporation.

Investing activities

During the quarter ended May 31, 2002, the Company did not incur any exploration expenditures on its North Carlin property as the Company had focused previous exploration on the Red Rock and Mustang Canyon properties. The Company will be reviewing the North Carlin property in the field during the summer of 2002.

For the three months ended May 31, 2001, the Company incurred $31,600 in exploration expenditures on the Red Rock property in Southwestern Nevada. The Red Rock property was subsequently abandoned in the fourth quarter during the year ended February 28, 2002.

OUTLOOK

The Company is dependent upon the successful completion of an additional financing arrangement and the continuing support of Bema. The mandate of the Company is to acquire projects with the potential to be high grade, low cost producers in easily accessible areas. The Company continues to pursue high grade gold targets in the Western United States.



BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: __X__ **Schedule A**
______ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	November 30, 2001
DATE OF REPORT:	January 29, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/01/29
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/01/29



VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited)

	As at November 30 2001	As at February 28 2001
ASSETS		
Current		
Cash	$ 104,354	$ 454,839
Accounts receivable	1,723	4,732
Prepaid expenses	-	1,100
	106,077	460,671
Resource properties	1,504,004	1,144,181
	$ 1,610,081	$ 1,604,852
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 21,026	$ 51,670
Note payable to Bema Gold Corporation	271,615	167,710
	292,641	219,380
SHAREHOLDERS' EQUITY		
Capital stock	4,139,385	4,139,385
Deficit	(2,821,945)	(2,753,913)
	1,317,440	1,385,472
	$ 1,610,081	$ 1,604,852

Approved by the Directors



VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the periods ended November 30
(Expressed in Canadian dollars)
(Unaudited)

	Third Quarter		Nine Months	
	2001	2000	**2001**	2000
Expenses				
Office and administration	$ **5,765**	$ 9,650	$ **20,577**	$ 25,578
Audit and tax consulting	**9,804**	5,850	**15,321**	11,150
Interest and bank charges	**5,849**	183	**14,047**	595
Management fees	**4,500**	4,500	**13,500**	13,500
Shareholder information	**2,995**	7,758	**11,371**	15,852
Legal	**365**	5,046	**5,463**	6,160
Trustee and administration fees	**991**	1,014	**3,611**	3,555
Listing and filing fees	**335**	601	**1,240**	3,655
	30,604	34,602	**85,130**	80,045
Loss before the following	**(30,604)**	(34,602)	**(85,130)**	(80,045)
Foreign exchange gain (loss)	**(157)**	-	**6,558**	-
Interest income	**1,646**	499	**10,540**	4,418
Loss for the period	**(29,115)**	(34,103)	**(68,032)**	(75,627)
Deficit, beginning of period	**(2,792,830)**	(2,708,875)	**(2,753,913)**	(2,667,351)
Deficit, end of period	$ **(2,821,945)**	$ (2,742,978)	$ **(2,821,945)**	$ (2,742,978)
Loss per common share	$ **(0.002)**	$ (0.003)	$ **(0.005)**	$ (0.008)
Weighted average number of common shares outstanding	**12,665,649**	9,534,605	**12,665,649**	9,271,013



VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended November 30
(Expressed in Canadian dollars)
(Unaudited)



	Third Quarter		Nine Months	
	2001	2000	**2001**	2000
Operating activities				
Loss for the period	**$ (29,115)**	$ (34,103)	**$ (68,032)**	$ (75,627)
Non-cash charges (credits)				
Accrued interest expense	**5,849**	-	**14,047**	-
Change in non-cash working capital	**(34,032)**	130,851	**(26,535)**	112,552
Cash from (to) operating activities	**(57,298)**	96,748	**(80,520)**	36,925
Financing activities				
Shares issued for cash	**-**	395,000	**-**	395,000
Proceeds from shares subscription	**-**	180,000	**-**	180,000
Accounts and notes payable to Bema Gold Corporation	**(10,185)**	-	**89,856**	-
Cash from (to) financing activities	**(10,185)**	575,000	**89,856**	575,000
Investing activities				
Resource properties	**(9,455)**	(163,421)	**(359,821)**	(387,856)
Increase (decrease) in cash	**(76,938)**	508,327	**(350,485)**	224,069
Cash, beginning of period	**181,292**	12,432	**454,839**	296,690
Cash, end of period	**$ 104,354**	$ 520,759	**$ 104,354**	$ 520,759



VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2001
(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Otherwise, these financial statements follow the same accounting policies as the most recent annual financial statements.

2. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2001	2000
i. Field work on resource properties	**$ 60,501**	$ 36,026
ii. Management fees	**$ 13,500**	$ 13,500
iii. Office and administrative	**$ 7,425**	$ 16,425
iv. Shareholder information	**$ 8,100**	$ 8,100
v. Accounts payable	**$ -**	$ 170,449
vi. Interest expense	**$ 14,047**	$ -

The note payable consists of advances from Bema Gold Corporation, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after November 30, 2002 on demand.



VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2001
(Expressed in Canadian dollars)
(Unaudited)

SCHEDULE A

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total
Balance at February 28, 2001	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181
Expenditures incurred during the period:					
Geology	957	905	1,220	57,419	60,501
Travel	-	-	-	22,544	22,544
Claim maintenance	49,036	11,354	4,443	76,817	141,650
Assays	-	-	-	23,490	23,490
Drilling	-	-	-	111,638	111,638
Acquisition costs	-	-	-	-	-
	49,993	12,259	5,663	291,908	359,823
Balance at November 30, 2001	$ 779,424	$ 57,971	$ 45,664	$ 620,945	$ 1,504,004





BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
__X__	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	November 30, 2001
DATE OF REPORT:	January 29, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
[signature]	ROGER RICHER	02/01/29
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
[signature]	TOM GARAGAN	02/01/29



Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION
For the period ended November 30, 2001

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
September 13, 2001	Common Shares	Property Acquisition	50,000	Deemed $0.17	Deemed $8,500	Property Acquisition	Nil

   (b) Summary of Options granted during quarter under review: **Nil**

3. (a) Particulars of authorized and issued share capital as at November 30, 2001:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,715,649	$4,139,385

   (b) Options outstanding as at November 30, 2001:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling: **Nil**

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer



VICTORIA RESOURCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for the third quarter ended November 30, 2001 should be read in conjunction with the unaudited consolidated financial statements and the notes.

RESULTS OF OPERATIONS

The Company reported a net loss of $29,100 or $0.002 per share for the three months ended November 30, 2001 compared to a net loss of $34,100 or $0.003 per share in the same period in 2000. The losses in both periods were mainly attributable to general and administrative expenses incurred at the corporate office.

For the nine months ended November 30, 2001, the net loss was $68,000 ($0.005 per share) compared to a net loss of $75,600 ($0.008 per share) one year earlier.

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2001, the Company had cash of $104,400 and working capital of $85,000.

Operating activities
Operating activities required funding in the amount of $57,300 and $80,500 during the three months and nine months ended November 30, 2001, respectively, due mainly to general and administrative expenses.

During the nine-month period ended November 30, 2000, operating activities provided cash of $36,900 due mainly to an increase in the Company's accounts payable balance, including an increase of $68,900 payable to Bema Gold Corporation ("Bema"). Bema is the Company's principal shareholder.

Financing activities
During the third quarter of 2001, the Company repaid advances from Bema in the net amount of $10,200. During the nine months ended November 30, 2001, the Company was advanced a net amount of $89,900, excluding accrued interest, from Bema.

Investing activities
During the three months ended November 30, 2001, the Company incurred a total of $9,455 in exploration expenditures, including 6,200 on claim maintenance fees. In the same three months of the prior year, the Company incurred exploration expenditures of $163,400, of which $100,600 was incurred with respect to the Phase I drill program on the Red Rock property.

OUTLOOK



On September 25, 2001, the Company reported that it had received and verified all results from the Phase II drill program on the Red Rock property. The reverse circulation drill program completed seven holes for a total of 1,349 meters in early July 2001. The Phase II program was designed to evaluate the continuity of a series of structurally controlled zones of mineralization under pediment cover. The drill program tested the potential of three zones that were identified during previous drill campaigns but remained open both up-dip and down-dip. Information obtained from the Phase II program confirmed the presence of mineralization controlled by intersecting structures with gold mineralization confined to irregular shaped bodies. The only significant hole from the recent program was hole VRR-008 which intersected 6.1 meters grading 13.1 grams per tonne gold and 23.7 grams per tonne silver from a zone that was tested 35 meters down plunge from a previous high grade intersection in drill hole RPR-89-14.

Victoria has fulfilled its exploration expenditure commitment for 2001 and is presently reviewing data for future exploration considerations. The mandate of the Company is to identify high grade, low cost deposits in easily accessible areas like Nevada. The Company plans to continue this practice by outlining additional projects similar to the Red Rock property.





BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ___X___ **Schedule A**
______ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	August 31, 2001
DATE OF REPORT:	October 30, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	01/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	01/10/30

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at August 31
(Unaudited)

	2001	2000
ASSETS		
Current		
Cash	$ 181,292	$ 12,432
Accounts receivable	1,059	2,797
Prepaid expenses	300	500
	182,651	15,729
Resource properties	1,494,547	847,210
	$ 1,677,198	$ 862,939
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 96,378	$ 125,836
Note payable to Bema Gold Corporation	234,265	-
	330,643	125,836
SHAREHOLDERS' EQUITY		
Capital stock	4,139,385	3,445,978
Deficit	(2,792,830)	(2,708,875)
	1,346,555	737,103
	$ 1,677,198	$ 862,939

Approved by the Directors

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the periods ended August 31

(Unaudited)

	Second Quarter		Six Months	
	2001	2000	2001	2000
Expenses				
Office and administration	$ 10,567	$ 8,703	$ 14,812	$ 15,928
Management fees	4,500	4,500	9,000	9,000
Shareholder information	4,865	4,919	8,376	8,094
Interest and bank charges	4,288	177	8,198	412
Audit and tax consulting	2,650	2,650	5,517	5,300
Legal	4,820	907	5,098	1,114
Trustee and administration fees	1,634	1,901	2,620	2,541
Listing and filing fees	400	2,619	905	3,054
	33,724	26,376	54,526	45,443
Loss before the following	(33,724)	(26,376)	(54,526)	(45,443)
Foreign exchange gain (loss)	6,715	-	6,715	-
Interest income	4,173	981	8,894	3,919
Loss for the period	(22,836)	(25,395)	(38,917)	(41,524)
Deficit, beginning of period	(2,769,994)	(2,683,480)	(2,753,913)	(2,667,351)
Deficit, end of period	$ (2,792,830)	$ (2,708,875)	$ (2,792,830)	$ (2,708,875)
Loss per common share	$ (0.002)	$ (0.003)	$ (0.003)	$ (0.005)
Weighted average number of common shares outstanding	12,665,649	9,140,649	12,665,649	9,140,649

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended August 31

(Unaudited)

	Second Quarter		Six Months	
	2001	2000	2001	2000
Operating activities				
Loss for the period	$ (22,836)	$ (25,395)	$ (38,917)	$ (41,524)
Non-cash charges (credits)				
Accrued interest expense	4,288	-	8,198	-
Change in non-cash working capital	26,704	37,348	7,497	(18,299)
Cash from (to) operating activities	8,156	11,953	(23,222)	(59,823)
Financing activities				
Accounts and notes payable to Bema Gold Corporation	55,246	-	100,041	-
Cash from financing activities	55,246	-	100,041	-
Investing activities				
Resource properties	(318,742)	(143,160)	(350,366)	(224,435)
Decrease in cash	(255,340)	(131,207)	(273,547)	(284,258)
Cash, beginning of period	436,632	143,639	454,839	296,690
Cash, end of period	$ 181,292	$ 12,432	$ 181,292	$ 12,432

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2001
(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of Company's financial statements. Otherwise, these financial statements follow the same accounting policies as the most recent annual financial statements.

2. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2001	2000
i. Field work on resource properties	$ 54,418	$ 29,125
ii. Management fees	$ 14,812	$ 9,000
iii. Office and administrative	$ 4,950	$ 10,950
iv. Shareholder information	$ 5,400	$ 5,400
v. Accounts payable	$ 41,684	$ 94,858
vi. Interest expense	$ 8,198	$ -

The note payable consist of advances from Bema, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after August 31, 2002 on demand.

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2001
(Unaudited)

SCHEDULE A

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total
Balance at February 28, 2001	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181
Expenditures incurred during the period:					
Geology	616	564	564	52,674	54,418
Travel	-	-	-	21,736	21,736
Claim maintenance	45,594	10,557	4,131	75,200	135,482
Assays	-	-	-	23,490	23,490
Drilling	-	-	-	115,240	115,240
Acquisition costs	-	-	-	-	-
	46,210	11,121	4,695	288,340	350,366
Balance at August 31, 2001	$ 775,641	$ 56,833	$ 44,696	$ 617,377	$ 1,494,547

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
X	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	August 31, 2001
DATE OF REPORT:	October 30, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
[signature]	ROGER RICHER	01/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
[signature]	TOM GARAGAN	01/10/30

Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION

For the period ended August 31, 2001

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at August 31, 2001:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,665,649	$4,139,385

   (b) Options outstanding as at August 31, 2001:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

Schedule C
Management Discussion and Analysis

Victoria Resource Corporation

RESULTS OF OPERATIONS

The Company reported a net loss of $22,800 or $0.002 per share for the three months ended August 31, 2001 compared to a net loss of $25,400 or $0.003 per share in the same period in 2000. The losses in both periods were mainly attributable to general and administrative expenses incurred at the corporate office.

For the six months ended August 31, 2001, the net loss was $38,900 ($0.003 per share) compared to a net loss of $41,500 ($0.005 per share) one year earlier.

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2001, the Company had cash of $181,300 and working capital of $86,300.

Operating activities

Operating activities required funding in the amount of $23,200 during the six months ended August 31, 2001 and funding of $59,800 during the same period a year earlier.

Financing activities

During the second quarter of 2001, the Company was advanced an amount of $55,200 by its principal shareholder, Bema Gold Corporation.

Investing activities

During the three months ended August 31, 2001, the Company incurred a total of $318,700 in exploration expenditures, of which $256,700 was spent on the Red Rock property, primarily on a Phase II drilling program. In the same three months of the prior year, the Company incurred exploration expenditures of $143,100, of which $81,200 was incurred with respect to the Red Rock property acquisition and $46,700 was spent on claims maintenance on the Monte Cristo property.

OUTLOOK

During the quarter, the Company reported that it had received and verified all results from the Phase II drill program on the Red Rock property. The reverse circulation drill program completed seven holes for a total of 1,349 meters in early July 2001. The Phase II program was designed to evaluate the continuity of a series of structurally controlled zones of mineralization under pediment cover. The drill program tested the potential of three zones that were identified during previous drill campaigns but remained open both up-dip and down-dip. Information obtained from the Phase II program confirmed the presence of mineralization controlled by intersecting structures with gold mineralization confined to irregular shaped bodies. The only significant hole from the recent program was hole VRR-008 which intersected 6.1 meters grading 13.1 grams per tonne gold and 23.7 grams per tonne silver from a zone that was tested 35 meters down plunge from a previous high grade intersection in drill hole RPR-89-14.

Victoria has fulfilled its exploration expenditure commitment for 2001 and is presently reviewing data for future exploration considerations. The mandate of the Company is to identify high grade, low cost deposits in easily accessible areas like Nevada. The Company plans to continue this practice by outlining additional projects similar to the Red Rock property.


03 NOV -6 AM 7:21

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ___X___ **Schedule A**
_________ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	May 31, 2001
DATE OF REPORT:	July 30, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	01/07/27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	01/07/27

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at May 31
(Unaudited)

	2001	2000
ASSETS		
Current		
Cash	$ 436,632	$ 143,639
Accounts receivable	2,988	946
Prepaid expenses	700	875
	440,320	145,460
Resource properties	1,175,805	681,836
	$ 1,616,125	$ 827,296
LIABILITIES		
Current		
Accounts payable	$ 30,319	$ 64,798
Note payable to Bema Gold Corporation	216,415	-
	246,734	64,798
SHAREHOLDERS' EQUITY		
Capital stock	4,139,385	3,445,978
Deficit	(2,769,994)	(2,683,480)
	1,369,391	762,498
	$ 1,616,125	$ 827,296

Approved by the Directors

_______________ Director

_______________ Director

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended May 31
(Unaudited)

	2001	2000
Expenses		
Management fees	$ 4,500	$ 4,500
Office and administration	4,245	7,225
Interest expenses and bank charges	3,910	235
Shareholder information	3,511	3,175
Audit and tax consulting	2,867	2,650
Transfer agent	986	640
Listing and filing fees	505	435
Legal	278	207
	20,802	19,067
Loss before the following	(20,802)	(19,067)
Interest income	4,721	2,938
Loss for the period	(16,081)	(16,129)
Deficit, beginning of period	(2,753,913)	(2,667,351)
Deficit, end of period	$ (2,769,994)	$ (2,683,480)
Loss per common share	$ (0.001)	$ (0.002)







VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended May 31
(Unaudited)

	2001	2000
Operating activities		
Loss for the period	$ (16,081)	$ (16,129)
Non-cash charge		
Interest expense	3,910	-
Change in non-cash working capital	(19,207)	(55,647)
Cash to operating activities	(31,378)	(71,776)
Financing activities		
Note payable to Bema Gold Corporation	44,795	-
Investing activities		
Resource properties	(31,624)	(81,275)
Decrease in cash	(18,207)	(153,051)
Cash, beginning of period	454,839	296,690
Cash, end of period	$ 436,632	$ 143,639



VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at May 31
(Unaudited)

1. **Basis of presentation**

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of Company's financial statements. Otherwise, these financial statements follow the same accounting policies as the most recent annual financial statements.

2. **Related party transactions**

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

		2001	2000
i.	Field work on resource properties	$ 21,175	$ 5,440
ii.	Management fees	$ 4,500	$ 4,500
iii.	Office and administrative	$ 2,475	$ 5,475
iv.	Shareholder information	$ 2,700	$ 2,700
v.	Accounts payable	$ -	$ 47,413
vi.	Interest expense	$ 3,910	$ -



VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2001
(Unaudited)



SCHEDULE A

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total
Balance at February 28, 2001	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181
Expenditures incurred during the period:					
Geology	-	-	-	21,175	21,175
Travel	-	-	-	9,965	9,965
Claim maintenance	-	-	-	-	-
Assays	-	-	-	484	484
Drilling	-	-	-	-	-
Acquisition costs	-	-	-	-	-
	-	-	-	31,624	31,624
Balance at May 31, 2001	$ 729,431	$ 45,712	$ 40,001	$ 360,661	$ 1,175,805



BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ______ **Schedule A**
X **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	May 31, 2001
DATE OF REPORT:	July 30, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	01/07/27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	01/07/27

Schedule B
Supplementary Information



VICTORIA RESOURCE CORPORATION

For the period ended May 31, 2001

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at May 31, 2001:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,665,649	$4,139,385

   (b) Options outstanding as at May 31, 2001:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer



Schedule C
Management Discussion and Analysis

Victoria Resource Corporation

RESULTS OF OPERATIONS

The Company reported a loss of $16,100 or $0.001 per share for the three months ended May 31, 2001 compared to a loss of $16,100 or $0.002 per share in the same period in 2000. The losses in both periods were mainly attributable to general and administrative expenses incurred at the corporate office.

LIQUIDITY AND CAPITAL RESOURCES

At May 31, 2001, the Company had cash of $436,600 and working capital of $410,000 whereas the Company's cash and working capital at the year-end were 454,800 and $409,000, respectively.

Operating activities

Operating activities required funding in the amount of $31,400 during the quarter ended May 31, 2001 and funding of $71,800 during the same period a year earlier due mainly to the reduction in the accounts payable balance.

Financing activities

During the most recent quarter end, the Company was advanced $44,800 by its principal shareholder, Bema Gold Corporation.

Investing activities

For the three months ended May 31, 2001, the Company incurred $31,600 in exploration expenditures on the Red Rock property in Southwestern Nevada; a property in which the Company acquired the right to earn a 100% interest in August 2000. In the same period of the prior year, the Company incurred exploration expenditures of $11,000 and $10,500 on the North Carlin property and Monte Cristo property, respectively, with an additional $59,800 spent on the acquisition of the Monte Cristo property.

OUTLOOK

On June 11, 2001, the Company commenced a 7 hole, 5000 foot, drill program at the Red Rock property in Nevada. Management expects results in approximately mid-July. Victoria's mandate is to identify high grade, low cost deposits in easily accessible areas like Nevada. The Company plans to continue this practice by outlining additional projects similar to the Red Rock property.



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

June 20, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Victoria Resource Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 92629F104
5.	Record Date for Notice	: July 14, 2003
6.	Record Date for Voting	: July 14, 2003
7.	Beneficial Ownership Determination Date	: July 14, 2003
8.	Meeting Date	: August 14, 2003
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax:604.683.3694

VICTORIA RESOURCE CORPORATION

Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1
Tel: (604) 681-8371
Fax: (604) 681-6209

2003 ANNUAL GENERAL AND SPECIAL MEETING	
	Notice of Annual and Special General Meeting of Members
	Management Information Circular
	Audited Financial Statements
	Form of Proxy and Notes Thereto
	Return Card

Place: The Boardroom of Gowling Lafleur Henderson LLP
Suite 2300, Four Bentall Centre
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1J1

Time: 11:00 a.m.

Date: Thursday, August 14, 2003

VICTORIA RESOURCE CORPORATION

CORPORATE DATA

Head Office
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, British Columbia
V7X 1J1

Directors and Officers
Roger Richer – President and Director
Clive Johnson – Director
Tom Garagan – Director and Vice President Exploration
Stephen Kay – Director
Mark Corra – Chief Financial Officer
Laurie McPherson – Secretary

Registrar and Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9



Legal Counsel
Gowling Lafleur Henderson LLP
Barristers & Solicitors
PO Box 49122, Suite 2300
1055 Dunsmuir Street
Vancouver, British Columbia V7X 1J1

Auditor
PricewaterhouseCoopers LLP, Chartered Accountants
Suite 200, 250 Howe Street
Vancouver, British Columbia V7Y 1L3

Listing
TSX Venture Exchange
Symbol "VIT"



VICTORIA RESOURCE CORPORATION
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the Members of Victoria Resource Corporation (the "Company") will be held at the offices of Gowling Lafleur Henderson LLP, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, on Thursday, the 14th day of August, 2003 at 11:00 a.m. (Vancouver time), for the following purposes:

1. To receive the report of the directors;

2. To receive the audited consolidated financial statements of the Company for the fiscal year ended February 28, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To determine the number of directors at four;

4. To elect directors;

5. To appoint auditors and to authorize the directors to determine their remuneration;

6. To consider and, if thought fit, to pass a special resolution increasing the authorized capital of the Company from 50,000,000 common shares to 100,000,000 common shares without par value;

7. To pass an ordinary resolution approving the adoption of a stock option plan for the Company, subject to regulatory approval, as more fully set forth in the Information Circular accompanying this Notice; and

8. To transact such other business as may properly come before the Meeting, or any adjournments thereof.

Accompanying this Notice is the Directors' Report referred to in item 1 above, as well as the Company's Quarterly Report for its fourth fiscal quarter which contains the Company's audited consolidated financial statements for the fiscal year ended February 28, 2003, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 17th day of July 2003.

BY ORDER OF THE BOARD
VICTORIA RESOURCE CORPORATION

(signed) *"Roger Richer"*
Roger Richer
President and Director

VICTORIA RESOURCE CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

INFORMATION CIRCULAR

(Containing information as at July 14, 2003, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **VICTORIA RESOURCE CORPORATION** (the "Company") for use at the Annual General and Special Meeting of Members of the Company to be held on **Thursday, August 14, 2003** at the time and place set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Roger Richer, the President and a director of the Company and Clive Johnson, a director of the Company. A form of proxy will be sent with this Circular to the members of the Company.

A member has the right to appoint some other person (who need not be a member) to represent the member at the meeting by striking out the names of those persons named in the accompanying form of proxy and inserting such other person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A member who has given a proxy may revoke it by delivering an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, to the Company's registered office, Gowling Lafleur Henderson LLP, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL MEMBERS

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their Common Shares in their own name (referred to herein as "Beneficial Members") are advised that only proxies from registered members can be recognized and voted at the Meeting. Beneficial Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as a registered Member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Members is identical to that provided to registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member.

If Common Shares are listed in an account statement provided to a member by a broker, then in almost all cases those Common Shares will not be registered in such member's name on the records of the Company. Such Common Shares will more likely be registered under the name of the member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members' meetings unless the Beneficial Members have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the Registered Member. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member. Should a non-registered member receiving such form wish to vote at the Meeting, the non-registered member should strike out the names of the Management Proxyholders named in the form and insert the non-registered member's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Member receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.** All references to members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered members unless specifically stated otherwise.





VOTING OF PROXIES

Common Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon at the Meeting, Common Shares represented by such proxy will be voted accordingly. If no choice is specified or if both choices are specified, the person designated in the accompanying form of proxy will vote in favour of all matters proposed by management at the Meeting.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 common shares without par value ("Common Shares") of which 27,145,649 fully paid and non-assessable Common Shares are issued and outstanding as of July 14, 2003.

Only members of record at the close of business on July 14, 2003, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

In accordance with the Articles of the Company, on a show of hands, every individual who is present and entitled to vote as a Member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a Member who is not present at the Meeting, will have one vote, and on a poll every member present in person or represented by a proxy and every person who is a representative of one or more corporate members, will have one vote for each Common Share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company are:

Name	No. of Shares	Percentage
Bema Gold Corporation Suite 3100, 595 Burrard Street Vancouver, B.C. V7X 1J1 [1]	8,216,357	30.27%

(1) Bema Gold Corporation ("Bema") is a publicly traded mining company whose shares are listed for trading on The Toronto Stock Exchange and the American Stock Exchange and which has certain common directors and officers with the Company. See also "Management Contracts" and "Interest of Insiders in Material Transactions".

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

The following table and notes thereto sets out the names of management's nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, the period of time for which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, as at the date hereof.

Name, Position and Country of Residence[1]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Shares[1]
Clive Johnson[2] Director Canada	Chairman, President and Chief Executive Officer of Bema Gold Corporation	Since April 30, 1987	164,217 [3]
Roger Richer[2] President and Director Canada	Vice President, Administration, General Counsel and Secretary of Bema Gold Corporation	Since March 15, 1991	145,500
Steve Kay[2] Director U.S.A.	President and Chief Executive Officer of International Minerals Corporation, a mineral exploration and development company	Since August 18, 2000	105,000
Tom Garagan Director and VP Exploration Canada	Vice President, Exploration of Bema Gold Corporation.	Since August 18, 2000	153,000

NOTES:

(1) The information as to country of residence and principal occupation and shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) Denotes member of Audit Committee.

(3) 3,717 of these shares are held in the name of 392611 B.C. Ltd., a private B.C. corporation which is wholly-owned by Mr. Johnson.

The Company does not have an executive or compensation committee.

STATEMENT OF EXECUTIVE COMPENSATION

As reflected in the following table, the Company paid no cash or other compensation in the fiscal years ended February 28, 2003, 2002 and 2001 to Mr. Richer, President of the Company or Mr. Ken Booth, the former President (the "Named Executive Officers"). The Company has no other executive officers to whom it paid cash or non-cash compensation.



Summary Compensation Table

Name and Principal Position[(2)]	Year	Annual Compensation			Long Term Compensation			All Other Compen-Sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (# [(3)])	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Roger Richer President and Director [(1)]	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000/0 0/0 25,000[(5)]/0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Ken Booth President and Director	2001	Nil	Nil	Nil	125,000[(4)]/0	N/A	N/A	Nil

(1) The Company does not compensate Mr. Richer, however, Mr. Richer does receive remuneration as an officer of Bema, a portion of which is charged to the Company by Bema pursuant to the Management Services Agreement between the Company and Bema. See "Management Contracts" for further details.

(2) Mr. Richer was President from July 15, 1992 to June 20, 2000 and was re-appointed President on May 1, 2001. Mr. Booth was President of the Company from June 20, 2000 to May 1, 2001.

(3) Figures present options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(4) Mr. Booth's options were cancelled on June 1, 2001.

(5) Mr. Richer's options were cancelled effective January 29, 2003.

Long Term Incentive Plan Awards

Long-term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's Common Shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not granted any LTIP's during the most recently completed fiscal year ended February 28, 2003.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's Common Shares. There were no SAR's granted to or exercised by the Named Executive Officers or directors during the fiscal year ended February 28, 2003.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the financial year ended February 28, 2003 to the Named Executive officer, pursuant to the rules and policies of the TSX Venture Exchange and in accordance with the provisions of the *Company Act* (British Columbia) and the Regulations thereunder:



Name	Securities Under Options Granted	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Roger Richer President and Director	150,000	13.27%	$0.34	$0.34	January 28, 2008

Notes:

(1) Percentage of all options granted during the last fiscal year.

Aggregate Option Exercises in the Last Fiscal Year

The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2003 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/Unexercisable
Roger Richer	Nil	Nil	150,000/0	Nil

Notes:

Value using the closing price of $0.27 for Common Shares of the Company on the TSX Venture Exchange on February 27, 2003.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.



Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000.

Compensation of Directors

The following table sets forth stock options granted by the Company during the fiscal year ended February 28, 2003 to directors who are not Named Executive Officers of the Company as a group:

Name	*Securities Under Options Granted*	*% Total Options Granted to Employees in Fiscal Year (1)*	*Exercise or Base Price($/Security)*	*Market Value of Underlying Options on Date of Grant($/Security)*	*Expiration Date*
Directors who are not Named Executive Officers (3)	450,000	39.82%	$0.34	$0.34	January 28, 2008

Notes:

(1) Percentage of all options granted during the last fiscal year.



The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2003 by directors who are not Named Executive Officers of the Company, as a group and the fiscal year-end value of unexercised options on an aggregated basis:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Fiscal Year-End ($)* (1)
Directors who are not Named Executive Officers (3)	Nil	Nil	450,000/0	Nil

Notes:
(1) Value using the closing price of $0.27 for Common Shares of the Company on the TSX Venture Exchange on February 27, 2003.

During the most recently completed financial year and except for the above stock options, the directors did not receive any other compensation from the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company last completed financial year, other than routine indebtedness.



INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On May 2, 2003, the Company completed a private placement whereby Bema, a controlling shareholder of the Company acquired 3,902,000 units of the Company at $0.10 per unit, for a total investment of $390,200. Certain of the directors and officers of the Company participated in the private placement for a total investment of $35,000. Each unit is comprised of one common share and one share purchase warrant, each warrant entitling participants to purchase one additional common share of Victoria at $0.20 per share until May 2, 2004.

In connection with the acquisition by the Company of the Mill Canyon property located in the Carlin Trend area of Nevada from Newmont Mining Corporation ("Newmont"), of Denver, Colorado, which acquisition has not yet completed, Bema agreed to:

(1) transfer to Newmont the initial 200,000 common shares of the Company currently held by Bema to Newmont due at the time of closing under the acquisition agreement, in consideration for the issue by Victoria to Bema of an equivalent number of common shares from the Company's treasury; and

(2) guarantee the Company's obligations with respect to the assumption of Newmont's environmental and reclamation obligations with respect to the properties.



Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since March 1, 2002 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect,

in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

Bema is the Company's controlling shareholder and Roger Richer, Clive Johnson, Mark Corra and Tom Garagan, directors and/or officers and/or shareholders of the Company are also directors and/or officers and/or shareholders of Bema. The services of Messrs. Richer, Johnson, Corra and Garagan when provided to the Company in officer or employee capacities are charged to the Company by Bema pursuant to the Management Services Agreement. See "Management Contracts" for further details.

MANAGEMENT CONTRACTS

Under the terms of a management agreement dated December 31, 1993 (the "Management Services Agreement"), the Company agreed with Bema that Bema would provide to the Company office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel necessary to fulfil the day-to-day responsibilities imposed on the Company, to carry out and ensure compliance with the requirements of a British Columbia public company and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $1,500 and to reimburse Bema for all reasonable direct costs, expenses and disbursements incurred by Bema on behalf of the Company, as well as a pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the Bema personnel providing services on behalf of the Company. The Management Services Agreement was for an initial period of 12 months with an option to extend the agreement for additional 12 month terms upon agreement between the parties. The Management Services Agreement was most recently extended to December 31, 2003. For the period March 1, 2002 to February 28, 2003 the Company was charged an aggregate of $50,700 for management fees and reimbursement of expenses and an amount of $1,261 for project management and field service work by Bema under the Management Services Agreement.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on June 11, 1997.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Increase in Authorized Capital

The issued and outstanding share capital of the Company is 27,145,649 Common Shares. In order to allow for further equity financing, property acquisitions and related transactions, the board of directors of the Company considers it appropriate to increase the authorized capital of the Company from 50,000,000 Common Shares to 100,000,000 Common Shares without par value.

Accordingly the Members will be asked to pass the following Special Resolution at the Meeting:

"RESOLVED THAT:

1. the Memorandum of the Company be altered to increase the authorized capital of Victoria from 50,000,000 Common Shares without par value to 100,000,000 Common Shares without par value by creating 50,000,000 additional Common Shares without par value; and



2. the Memorandum of the Company be altered to the form attached as Schedule "A" to the Company's Information Circular dated July 17, 2003."

A copy of the Altered Memorandum is attached to this Information Circular as Schedule "A". A special resolution requires the favourable vote of not less than ¾ of the votes cast by those members of the Company, entitled to do so, voted in person or by proxy at the Meeting.

Approval of Stock Option Plan

Pursuant to the TSX Venture Exchange's (the "Exchange") Policy 4.4, all listed companies are required to adopt a stock option plan. The Board of Directors of the Company had adopted a Stock Option Plan (the "Plan") effective July 15, 2003, subject to acceptance by the Exchange and the members of the Company.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the members. Options will be exercisable over periods up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted, less a discount of up to 25%, the amount of discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Companies and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Plan will be a maximum of 5,429,129 Common Shares, being 20% of the issued and outstanding common shares of the Company at July 15, 2003, the date of the Plan. There are presently 1,980,000 options outstanding. The number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares in any 12 month period or 2% if the optionee is engaged in investor relations activities or is a consultant. The Plan contains a minimum vesting schedule allowing option to become exercisable in equal installments every quarter over an 18 month period, however the Board of Directors may impose stricter vesting requirements to a particular stock option in its discretion.

The Plan provides that if a change of control of the Company, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting or prior to the Meeting upon request by a member to the Company's head office.

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the approval of the Plan.

The Stock Option Plan is subject to the approval of the TSX Venture Exchange and to the approval of the disinterested members of the Company. The number of votes attaching to the shares held by insiders and employees, their associates and their associated companies that will not be voted is 9,182,074. Accordingly, the disinterested members of the Company will be asked to pass the following resolution:

> "BE IT RESOLVED that the Company adopt, subject to regulatory approval, a Stock Option Plan pursuant to which the directors may from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to acquire

up to a maximum of 5,429,129 Common Shares, as more particularly described in the Company's Information Circular dated July 17, 2003.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors. Directors and senior officers may, however, be interested in the general authorization granted to the Company's Board of Directors with respect to "Approval of Stock Option Plan" as detailed herein, however in accordance with applicable rules of the TSX Venture Exchange, such persons will not vote on such matter.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

A copy of the Company's current Annual Information Form will be provided at the head office of the Company upon request to the Secretary by any Member or to a person, who is not a security holder of the Company, upon payment of a nominal fee.

DATED at Vancouver, British Columbia, this 17th day of July, 2003.



BY ORDER OF THE BOARD OF DIRECTORS

"Roger Richer"

President and Director

CERTIFICATE OF THE DIRECTORS AND OFFICERS OF VICTORIA RESOURCE CORPORATION

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED: July 17, 2003

"Roger Richer"
ROGER RICHER
President

"Mark Corra"
MARK CORRA
Chief Financial Officer



SCHEDULE "A"

ALTERED MEMORANDUM
OF
VICTORIA RESOURCE CORPORATION

Company Act

ALTERED MEMORANDUM

(as altered by a Special Resolution passed on August 14, 2003)

1. The name of the company is "Victoria Resource Corporation".

2. The authorized capital of the company consists of 100,000,000 common shares without par value.

VICTORIA RESOURCE CORPORATION

July 17, 2003

Report to Shareholders

Victoria Resource Corporation ("Victoria" or the "Company") is engaged in the acquisition and exploration of mineral properties in the United States, particularly in the State of Nevada. The Company's mandate is to identify high grade, low cost deposits in easily accessible areas.

In June 2003, Victoria concluded agreements with Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont") on the Hilltop-Slaven and Pinson-Preble properties in Nevada. The Mill Canyon agreement with Newmont was finalized in May, 2003 and this transaction will close when the required State and BLM bonds are transferred from Newmont to the Company, which is expected to occur by September 2003.

The Mill Canyon property spans approximately three quarters of the known width of the northwest striking Battle Mountain Gold belt that cuts across the Cortez Mountains in northern Nevada. The main break within the Mill Canyon property is the northwest extension of the "Horse Canyon Corridor" which hosts the Horse Canyon mine and other active exploration drilling areas to the southeast. To the northwest, at an estimated 400-800 metres from the western edge of the Mill Canyon property is the 3,000,000 ounce Cortez Hills resource, recently discovered by Placer Dome. According to Placer Dome, the Cortez Hills resource occurs within the Cortez Corridor and is a disseminated gold resource in oxidized limestone or crystallized limestone. This presents a priority for the early stages of Victoria's exploration program so that an assessment of its possible extension into the Mill Canyon property can be made. The proximity of the old Cortez Mine, the Horse Canyon Mine and new discoveries such as Cortez Hills demonstrates the excellent potential of the Mill Canyon property. Geological mapping and sampling has commenced and a drill program is planned for late August/September depending on permitting and early exploration results.

The Hilltop-Slaven property consists of a lease and sublease of Newmont's mineral interest in parts or all of approximately 50 square miles of the "checkerboard property" and 19 unpatented mining claims in the Northern Shoshone Range, 17 miles southeast of Battle Mountain, Nevada. The Hilltop-Slaven property consists of a 7 x 16 mile band astride the northwest trending Battle Mountain Gold belt.

The Preble-Pinson property consists of a lease of all of Newmont's mineral interests in parts or all of approximately 24 square miles of the checkerboard property in the Edna and Osgood mountains, 28 miles northwest of Battle Mountain, Nevada. The property consist of Newmont's "checkerboard ground" covering approximately a 4x10 mile band astride the northeast trending Getchell gold belt.

On May 2, 2003, Victoria closed a brokered private placement consisting of 12,000,000 units priced at $0.10 per unit for gross proceeds of $1,200,000. Each unit consists of one common share and one share purchase warrant. These funds are being used for the transactions with Newmont and to begin exploration on the Nevada properties.

Victoria is excited about the opportunity to explore for gold in some of the most prolific gold regions in Nevada.

On behalf of the Board of Directors, I would like to thank our shareholders for their continued support.

"Roger Richer"
President

A MEMBER OF THE BEMA GROUP OF COMPANIES
SUITE 3100, THREE BENTALL CENTRE, 595 BURRARD STREET, P.O. BOX 49143, VANCOUVER, BRITISH COLUMBIA, CANADA V7X 1J1

TEL: 604-681-8371 • FAX: 604-681-6209

Victoria Resource Corporation

CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and February 28, 2002


PRICEWATERHOUSECOOPERS

AUDITORS' REPORT

To the Shareholders of
Victoria Resource Corporation

We have audited the consolidated balance sheets of **Victoria Resource Corporation** as at February 28, 2003 and February 28, 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and February 28, 2002 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C.
May 30, 2003
(except for Note 3 which is as at June 15, 2003)





CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

	As at February 28 2003	As at February 28 2002
ASSETS		
Current		
Cash and cash equivalents *(Note 9)*	**$ 41,917**	$ 100,936
Accounts receivable	**4,242**	910
Prepaid expenses	**4,823**	-
	50,982	101,846
Resource properties *(Note 3 and schedule)*	**102,347**	66,733
	$ 153,329	$ 168,579
LIABILITIES		
Current		
Accounts payable and accrued liabilities *(Note 5)*	**121,397**	19,049
Note payable to Bema Gold Corporation *(Note 5)*	**397,847**	294,972
	519,244	314,021
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 4)*		
Authorized		
50,000,000 common shares, without par value		
Issued		
12,775,649 common shares (2002 – 12,715,649)	**4,157,285**	4,147,885
Stock based compensation *(Note 4)*	**27,699**	-
Deficit	**(4,550,899)**	(4,293,327)
	(365,915)	(145,442)
	$ 153,329	$ 168,579

Nature of operations *(Note 1)*
Commitments *(Note 3)*
Subsequent events *(Notes 3 and 9)*



Approved by the Board **"Roger Richer"** Director **"Tom Garagan"** Director

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2003	2002
Expenses		
Stock based compensation *(Note 4)*	$ 27,699	$ -
Office and administrative	22,725	26,105
Interest and bank charges	20,861	21,769
Audit and tax consulting	20,289	13,979
Management fees	18,000	18,000
Shareholder information	11,904	14,071
Listing and filing fees	2,669	1,443
Transfer agent	5,733	3,945
Legal	5,445	5,490
	135,325	104,802
Loss before the following	(135,325)	(104,802)
Write-off of resource properties	(112,721)	(1,452,407)
Costs incurred on resource properties previously written off	(12,920)	-
Interest income	1,712	11,011
Foreign exchange gain	1,682	6,784
Loss for the year	(257,572)	(1,539,414)
Deficit, beginning of year	(4,293,327)	(2,753,913)
Deficit, end of year	$ (4,550,899)	$ (4,293,327)
Basic and diluted loss per common share	$ (0.02)	$ (0.12)
Weighted average number of common shares outstanding	12,745,430	12,688,663




(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2003	2002
Operating activities		
Loss for the year	$ (257,572)	$ (1,539,414)
Non-cash charges		
Write-off of resource properties	112,721	1,452,407
Stock based compensation	27,699	-
Accrued interest expense	20,409	17,826
Changes in non-cash working capital		
Accounts receivable	(3,332)	3,822
Prepaid expenses	(4,823)	1,100
Accounts payable	(1,189)	(32,621)
	(106,087)	(96,880)
Financing activities		
Note payable to Bema Gold Corporation	82,466	109,436
Share issuance costs	(600)	-
	81,866	109,436
Investing activities		
Resource properties	(34,798)	(366,459)
Decrease in cash and cash equivalents	(59,019)	(353,903)
Cash and cash equivalents, beginning of year	100,936	454,839
Cash and cash equivalents, end of year	$ 41,917	$ 100,936

	2003	2002
Supplemental cash flow information		
Accounts payable and accrued liabilities relating to resource property expenditures	$ 93,037	$ -
Common shares issued for property	$ 10,000	$ 8,500



(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and February 28, 2002
(expressed in Canadian dollars)



1 *Nature of operations*

Victoria Resource Corporation ("Victoria") and its subsidiary company (collectively "the Company"), in association with Bema Gold Corporation ("Bema"), its principal shareholder (33.8%), is engaged in the acquisition, evaluation and development of mineral properties. To date the Company has not realized any revenues from its properties and is considered to be an exploration stage company. Bema provides management, administrative and technical services, including all geological assessments to the Company. Accordingly, the Company is economically dependent on Bema to render such services (Note 5).

The Company periodically seeks financing to continue the exploration of its mineral properties. Although the Company has been successful in raising funds to date (Note 9), there can be no assurances that additional funding will be available in the future.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.



The Company is in the process of advancing the development of its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral property costs represent incurred costs to date and do not necessarily represent future values.

2 *Summary of significant accounting policies*

Principles of consolidation
These consolidated financial statements include the accounts of Victoria and its wholly-owned subsidiary, Victoria Resources (U.S.) Inc. Inter-company balances and transactions have been eliminated.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid money market instruments which have an original maturity of three months or less.



Resource properties
The Company capitalizes costs for its mineral properties. Mineral exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined to be commercially not feasible are expensed in the year in which the determination is made.

The Company's management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Future income taxes
The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign exchange translation
The Company's subsidiary is an integrated foreign operation. Currency transactions and balances are translated into the reporting currency as follows:

- Monetary items are translated at the rates prevailing at the balance sheet date;
- Non-monetary items are translated at historical rates;
- Revenues and expenses are translated at the average rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;
- Gains and losses on foreign currency translation which are reflected in operations.

Stock based compensation
Effective March 1, 2002, the Company adopted the new accounting standard for stock based compensation. The Company elected not to follow the fair value method of accounting for stock options granted to employees and directors. No compensation expense is recognized if the exercise price of the stock options that are granted to employees and directors is set at market value on the date of the grant. As permitted by the standard, entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income

(expressed in Canadian dollars)



statement is provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation. The granting of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of the share options is credited to capital stock.

Loss per share
Loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.



(expressed in Canadian dollars)

3 *Resource properties*

	2003	2002
Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, Nevada	$ 102,347	$ -
North Carlin property, Nevada	-	66,733
	$ 102,347	$ 66,733

Mill Canyon, Hilltop-Slaven and Pinson-Preble properties
On January 21, 2003, the Company announced that it had signed letters of intent ("LOI") for the option to acquire interests in three gold exploration properties located in the Carlin Trend area of Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation ("Newmont"). The three properties are: Mill Canyon; Hilltop-Slaven; and Pinson-Preble. Final mining lease agreements for the Hilltop-Slaven and Pinson-Preble properties were completed on June 15, 2003. The Company will acquire the Mill Canyon property pursuant to a Purchase Agreement dated May 13, 2003, as amended by an amendment agreement dated May 14, 2003. Final closing of the acquisition of the Mill Canyon property is expected to occur in September 2003.

These acquisitions were facilitated by Dr. Raul Madrid ("Madrid") and Mr. Richard Andrews ("Andrews") who selected the properties and negotiated the agreements with Newmont on behalf of the Company. Pursuant to an Assignment Letter Agreement dated December 17, 2002 and accepted by the Company on January 9, 2003, Madrid and Andrews agreed to assign all of their rights and interest in the properties to the Company in consideration for 5 million common shares of the Company to be issued as follows: 1.25 million common shares upon closing; and 1.25 million common shares on each of the first three anniversaries of the closing (provided that any of the properties are retained).

As consideration for the assistance of Haywood Securities Inc. ("Haywood") in facilitating the entering into of the Assignment Letter Agreement, pursuant to a letter agreement dated January 20, 2003 (the "Facilitation Fee Agreement") the Company agreed to issue to Haywood 500,000 common shares of the Company as follows: 200,000 common shares upon closing; and 150,000 common shares on each of the first and second anniversary of such closing. The Company has agreed to assume all environmental and reclamation obligations of Newmont with respect to the properties and to post sufficient reclamation bonds with the applicable government entities for Newmont to obtain a full release in respect of any bonding. Bema has agreed to guarantee the Company's obligations in this regard. Management expects that the initial reclamation bond that is required to be posted to cover the existing and new areas of surface disturbance will approximate U.S.$300,000.

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims in the Cortez Mountains, 36 miles southeast of Battle Mountain, Nevada. Pursuant to the terms of the Purchase Agreement, the Company will acquire a 100% interest in the property and has agreed to issue 200,000 common shares of the Company and to pay U.S.$75,000 to Newmont on closing. In addition, the Company has agreed to issue to Newmont 150,000 common shares of the Company on each of the first two anniversaries of the closing and pay U.S.$100,000 and U.S.$125,000 on the first and second anniversaries of the closing, respectively. The Company

(expressed in Canadian dollars)



has also agreed to the following work commitments: U.S.$200,000, U.S.$300,000, U.S.$500,000, U.S.$500,000 and U.S.$500,000, respectively, in each of the first five years of the agreement. Of these expenditures, the initial U.S.$200,000 is a firm obligation. Newmont retains a 3.5% net smelter return royalty and also has a back-in right exercisable within 30 days after the fifth anniversary or upon completion of U.S. $2,000,000 in expenditures on the property. Pursuant to this right, Newmont can earn a 50% interest by paying 250% of the total expenditures made to such date by the Company. At that time each party would be subject to normal joint venture dilution provisions and the net smelter return royalty would be eliminated.

The Hilltop-Slaven property consists of a lease and sublease of Newmont's mineral interests in parts or all of approximately 50 square miles of checkerboard property and 19 unpatented mining claims in the Northern Shoshone Range, 17 miles southeast of Battle Mountain, Nevada. Pursuant to the terms of the mining lease agreement for the Hilltop-Slaven property, the Company will acquire a 100% interest in the property and has agreed to the following work commitments: U.S.$200,000, U.S.$300,000, U.S.$500,000, U.S.$750,000, U.S.$750,000, U.S.$1,000,000 and U.S.$1,500,000, respectively, for each year of the first seven years of the agreement. Of these the first year commitment of U.S. $200,000 is a firm obligation. After the fifth year of the agreement, the Company must reduce its land position in the Hilltop-Slaven property to ten sections. Newmont also has a back-in right, exercisable within sixty days of completion of a positive feasibility, to earn back a 51% interest in the property upon payment to the Company of 250% of the Company's expenditures on the property to such date (at which time the net smelter return royalty will be eliminated).



The terms of the Pinson-Preble property mining lease agreement are identical to the terms of the Hilltop-Slaven mining lease agreement, with the exception that after the fifth year of the Pinson-Preble agreement, the Company is required to reduce its land position so that it retains no more than 50% of the original property position acquired under the agreement.

North Carlin property
Subsequent to February 28, 2003, the Company terminated its option to earn an interest in the North Carlin property located in Elko County, Nevada. As a result, the Company wrote-off related deferred acquisition and exploration expenditures totalling $112,721 as at February 28, 2003.

Other properties
During the year ended February 28, 2002, the Company terminated its option to earn an interest in the Monte Cristo, Red Rock and Mustang properties which were all located in Nevada. As a result, the Company wrote-off related deferred acquisition and exploration expenditures totalling $1,452,407.



(expressed in Canadian dollars)

4 *Capital stock*

	2003		2002	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning of year	**12,715,649**	**$ 4,147,885**	12,665,649	$ 4,139,385
Issued during the year For North Carlin property, net of issue costs *(Note 3)*	**60,000**	**9,400**	50,000	8,500
Balance, end of year	**12,775,649**	**$ 4,157,285**	12,715,649	$ 4,147,885

As partial consideration for the right to earn a 100% interest in the North Carlin property, the Company issued 50,000 common shares at a price of $0.17 per share on September 11, 2002 and 10,000 common shares at a price of $0.15 per share on July 12, 2002. On September 13, 2001, the Company issued 50,000 common shares at a price of $0.17 per share with respect to the North Carlin property.

On January 29, 2003, the Company granted to directors and employees 1,130,000 stock options at market with an exercise price of $0.34 per share. These options vested on the date of the grant and have a term of five years and expire on January 28, 2008. Of the options granted, 100,000 options were granted to a consultant resulting in a charge to operations of $27,699.

At February 28, 2003, a total of 7,564 stock options were available for grant. Changes in the Company's stock options are provided in the table below.

	Number of outstanding and exercisable options	***Weighted-average exercise price***
Outstanding at February 28, 2001	1,050,000	0.33
Cancelled	(125,000)	0.30
Expired	(555,000)	0.36
Outstanding at February 28, 2002	370,000	0.30
Cancelled	(230,000)	0.30
Granted	1,130,000	0.34
Outstanding at February 28, 2003	1,270,000	0.34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2003 and February 28, 2002

(expressed in Canadian dollars)



Stock options outstanding and exercisable as at February 28, 2003 are as follows:

	Range of exercise price	Number of outstanding options	Weighted-average years to expiry	Weighted-average exercise price
Granted in 2000	$0.30	140,000	2.8	$0.30
Granted in 2003	$0.34	1,130,000	5.0	$0.34
		1,270,000	4.8	$0.34

The following are the pro forma loss and basic and diluted loss per share amounts had the Company charged the fair value of stock based compensation for options granted during the year ended February 28, 2003.

		2003
Loss per year		
As reported	$	257,572
Pro forma		542,876
Basic and diluted loss per share		
As reported	$	0.02
Pro forma		0.04

The fair value of these options was estimated at $0.28 per option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

- Risk free interest rate of 3.00%
- Expected life of 3 years
- Expected volatility of 150%
- Dividend yield rate of Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and February 28, 2002
(expressed in Canadian dollars)

5 Related party transactions

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema:

	2003	2002
Project management and field work	$ 1,261	$ 66,750
Office and administration	$ 21,900	$ 21,900
Management fees	$ 18,000	$ 18,000
Interest	$ 20,409	$ 17,826
Shareholder information	$ 10,800	$ 10,800
Accounts payable	$ 37,780	$ -

The notes payable are advances from Bema, including accrued interest, and bear interest at a bank's prime lending rate plus 2%, payable on demand after February 28, 2004.

6 Income taxes

Non-capital loss carry-forwards for Canadian tax purposes of $375,000 expire in the following years unless utilized: 2004 – $12,000; 2005 – $36,000; 2006 – $30,000; 2007 – $37,000; 2008 - $80,000; 2009 - $74,000 and 2010 - $106,000. For U.S. income tax purposes, loss carry-forwards of U.S.$1,184,000 commence to expire in 2008 to 2023 unless utilized. The Company has gross unrecorded deferred tax assets of $19,000 and $133,000 relating to resource properties and operating loss carry-forwards, respectively. The benefit of these amounts has not been reflected in these consolidated financial statements.

7 Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

Management has assessed that it is not practical to determine the fair value of the notes payable to Bema due to the unavailability of similar borrowing arrangements on an arm's length basis. Interest on the notes payable fluctuates with the bank prime rate.

8 Segmented information

The Company's principal activity is the exploration of mineral properties. The Company's resource properties are located in the United States as disclosed in Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and February 28, 2002
(expressed in Canadian dollars)



9 Subsequent events

Subsequent to February 28, 2003:

- **Brokered private placement**
  On May 2, 2003, in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties (Note 3), the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Bema was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004. An agent's commission of 6% of the gross proceeds of the financing was paid to Haywood in connection with the financing. The commission was paid in units and totalled 720,000 units.

- **Common shares issued for property**
  On May 2, 2003, the Company issued 1,650,000 common shares in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties (Note 3) which are being held in trust until closing.





RESOURCE PROPERTIES SCHEDULE
FOR THE YEARS ENDED FEBRUARY 28, 2003 AND FEBRUARY 28, 2002
(expressed in Canadian dollars)

	North Carlin Property	Mill Canyon, Hilltop-Slaven & Pinson-Preble Properties	Total 2003	Total 2002
Balance at beginning of year	$ 66,733	$ -	$ 66,733	$ 1,144,181
Expenditures incurred during the				
Geology	10,882	-	10,882	66,750
Field wages and consulting fees	-	46,804	46,804	-
Travel	-	12,686	12,686	22,544
Claim maintenance	10,685	-	10,685	142,037
Assays	-	-	-	23,490
Drilling	-	-	-	111,638
Acquisition costs	24,421	42,857	67,278	8,500
	45,988	102,347	148,335	374,959
	112,721	102,347	215,068	1,519,140
Write-off of resource properties	(112,721)	-	(112,721)	(1,452,407)
Balance at end of year	$ -	$ 102,347	$ 102,347	$ 66,733



BC FORM 51-901F, Quarterly Report
For the Fourth Quarter ended February 28, 2003

Incorporated as part of: ______ **Schedule A**
__X__ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	investor@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**February 28, 2003**
DATE OF REPORT:	July 17, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/07/17
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/07/17





VICTORIA RESOURCE CORPORATION
Schedule B - Supplementary Information,
For the period ended February 28, 2003

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Securities issued during quarter under review:

   (b) Summary of Options granted during quarter under review:

Security	Number	Exercise Price	Expiry Date
Options	1,130,000	$0.34	January 28, 2008

3. (a) Particulars of authorized and issued share capital as at February 28, 2003:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,775,649	$4,157,285

   (b) Options outstanding as at February 28, 2003:

Security	Number	Exercise Price	Expiry Date
Options	50,000	$0.30	December 19, 2005
Options	1,130,000	$0.34	January 29, 2008

   (c) Shares in escrow or subject to pooling: Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer



VICTORIA RESOURCE CORPORATION
Schedule C – Management's Discussion and Analysis

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for each of the years in the two-year period ended February 28, 2003 should be read in conjunction with the Consolidated Financial Statements and related Notes.

RESULTS OF OPERATIONS

The Company reported a loss of $257,600 or $0.02 per share for the year ended February 28, 2003 compared to a loss of $1,539,400 or $0.12 per share in the same period one year earlier. The loss in the current fiscal year was mainly attributable to a $112,700 write-off of the North Carlin property and to general and administrative expenses of $137,700. The increase in general and administrative expenses during the year was due primarily to a non-cash charge of $27,700 for the fair value of stock options granted to a consultant on January 29, 2003. The loss in the previous fiscal year resulted mainly from resource property write-offs of $1,452,400.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2003, the Company had cash and cash equivalents of $41,900 (February 28, 2002 - $100,900) and a working capital deficit of $70,400 (February 28, 2002 – working capital of $82,800).

On May 2, 2003 (see Subsequent events, Note 9 to the Notes to the Consolidated Financial Statements), in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004.



Operating activities

Operating activities required funding of $106,100 during the year ended February 28, 2003 compared to $96,900 of the previous fiscal year mainly due to general and administrative expenditures.

Financing activities

The Company was advanced $82,500 and $109,400 from Bema Gold Corporation, the Company's principal shareholder, during the year ended February 28, 2003 and 2002, respectively.

As partial consideration for the right to earn a 100% interest in the North Carlin property, the Company issued 50,000 common shares at a price of $0.17 per share on September 11, 2002 and 10,000 common shares at a price of $0.15 per share on July 12, 2002. On September 13, 2001, the Company issued 50,000 common shares at a price of $0.17 per share with respect to the North Carlin property. The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.

Investing activities

On January 21, 2003, the Company announced that it had signed letters of intent for the option to acquire interests in three gold exploration properties in Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation. The three properties are: Mill Canyon; Hilltop-Slaven; and Pinson-Preble (see Resource properties, Note 3 to the Notes to the Consolidated Financial Statements). Final mining lease agreements for the Hilltop-Slaven and Pinson-Preble properties were completed on June 15, 2003. The Company will acquire the Mill Canyon property pursuant to a Purchase Agreement dated May 13, 2003, as amended by an amendment agreement dated May 14, 2003. Final closing of the acquisition of the Mill Canyon property is expected to occur in September 2003.



During the year ended February 28, 2003, the Company spent $34,800 (on a cash basis) on resource property expenditures relating to the acquisition of its new properties and to maintenance costs on the North Carlin property. Subsequent to February 28, 2003, the Company elected to terminate its option to earn an interest in the North Carlin property and as a result wrote-off related deferred acquisition and exploration costs totalling $112,700 as at February 28, 2003.

During the year ended February 28, 2002, the Company incurred a total of $366,500 (on a cash basis) in acquisition and exploration expenditures, of which $294,100 was spent on the Red Rock property, primarily on a Phase II drilling program. Based on the results of the exploration program, the Company elected not to pursue its option to earn an interest on the Monte Cristo, Red Rock and Mustang Canyon properties located in southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures of $783,300, $623,200 and $45,900, respectively, totalling $1,452,400.

RISK AND UNCERTAINTIES

Exploration and mining rights

The business of exploration for minerals and mining involves a high degree of risks. Few properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercial ore on the property and any exploration programs are an exploratory search for ore.

Metal prices

Even if Victoria's exploration programs are successful, factors beyond the control of Victoria may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, have been generally declining in real terms and are affected by factors beyond Victoria's control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

OUTLOOK

Geological mapping and sampling has commenced at the Mill Canyon property and a summer drill program is planned for late July or early August depending on permitting and early exploration results. To the northwest, at an estimated 4 to 8 hundred metres from the western edge of the Mill Canyon property is the 3 million ounce, Cortez Hills resource recently discovered by Placer Dome. According to Placer Dome, the Cortez Hills resource occurs within the Cortez Corridor and is a disseminated gold resource in oxidized limestone or crystallized limestone. This presents a priority for the early stages of Victoria's exploration program so that an assessment of its possible extension into the Mill Canyon property can be made. The proximity of the old Cortez Mine, the Horse Canyon Mine and new discoveries such as Cortez Hills demonstrates the excellent potential of the Mill Canyon property.

Prxy

ANNUAL GENERAL MEETING OF MEMBERS OF

VICTORIA RESOURCE CORPORATION (the "Company")

TO BE HELD AT SUITE 2300, 1055 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, AUGUST 14, 2003, AT 11:00 AM

The undersigned member ("Registered Member") of the Company hereby appoints, Roger Richer, a Director of the Company, or failing this person, Clive T. Johnson, a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Member with the power of substitution to attend, act and vote for and on behalf of the Registered Member in respect of all matters that may properly come before the Meeting of the Registered Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Member were present at the said Meeting, or any adjournment thereof.

The Registered Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, Clive T. Johnson	____	____
2.	To elect as Director, Roger Richer	____	____
3.	To elect as Director, Stephen J. Kay	____	____
4.	To elect as Director, Tom Garagan	____	____
5.	To appoint PricewaterhouseCoopers LLP as Auditors of the Company		

		For	Against
6.	To pass a special resolution increasing the authorized capital of the Company from 50,000,000 common shares to 100,000,000 common shares without par value, as more particularly described in the accompanying Information Circular	____	____
7.	To pass an ordinary resolution approving the adoption by the Company of a Stock Option Plan, subject to regulatory approval, as more fully set forth in the Information Circular accompanying this proxy	____	____

The undersigned Registered Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE



INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Member, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Member, by the Company.

4. ***A Registered Member who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Member who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Member of the Company, to vote according to the Registered Member's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Member on any poll*** of a resolution that may be called for and, if the Registered Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Member has submitted an Instrument of Proxy, ***the Registered Member may still attend the Meeting and may vote in person***. To do so, the Registered Member must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

VICTORIA RESOURCE CORP

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial members of the subject Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________

I confirm that I am an owner of common shares of Victoria Resource Corporation.

SIGNATURE OF MEMBER: ____________________ DATE: ____________

CUSIP: 92629F 104
SCRIP COMPANY CODE: VITQ



510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

June 20, 2002

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Victoria Resources Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	92629F104
4.	Record Date	:	July 15, 2002
5.	Meeting Date	:	August 21, 2002
6.	Meeting Location	:	Vancouver

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

VICTORIA RESOURCE CORPORATION

July 18, 2002

03 JUL -3 AM 7:21

Report to Shareholders

Victoria Resource Corporation ("Victoria" or the "Company"), in association with its majority shareholder Bema Gold Corporation ("Bema"), is engaged in the acquisition, evaluation and development of mineral properties in the US, particularly in the State of Nevada. Bema also provides to Victoria its management, administrative and technical services, including geological assessments for the Company.

During the year, Victoria completed a Phase II drill program on the Red Rock property in Nevada and there was no significant work completed on either the Monte Cristo or Mustang Canyon properties, also located in Nevada. On June 17, 2002, Victoria announced that it would not be pursuing its option to earn up to a 70% interest in the Red Rock and Mustang Canyon properties and would not be pursuing its option to earn a 100% interest in the Monte Cristo property.

At the North Carlin property, located in Nevada, the Company is considering its options in order to fulfill its exploration obligations on the North Carlin property to earn a 100% interest. No exploration activities have been carried out on the property, however the property has been maintained in good standing.

To continue on its affairs, the Company is dependent upon the continuing support of Bema and upon successful completion of additional financing. Victoria, together with Bema continues to review and pursue acquisitions for future exploration opportunities. The mandate of Victoria is to identify high grade, low cost deposits in easily accessible areas like Nevada.

On behalf of the Board of Directors, I would like to thank our shareholders for their patience and support.

"Roger Richer"
President

A MEMBER OF THE BEMA GROUP OF COMPANIES

1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3

Tel: (604) 681-8371 • Fax: (604) 681-6209

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:	x	**Schedule A**
	____	**Schedule B & C**
	(place x in appropriate category)	

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	July 18, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Roger Richer"	ROGER RICHER	02/07/18
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/07/18

Victoria Resource Corporation

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002 and February 28, 2001





PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

AUDITORS' REPORT

To the Shareholders of
Victoria Resource Corporation

We have audited the consolidated balance sheets of **Victoria Resource Corporation** as at February 28, 2002 and February 28, 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and February 28, 2001 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

May 31, 2002
Vancouver, B.C.



VICTORIA RESOURCE CORPORATION

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

	As at February 28 2002	As at February 28 2001
ASSETS		
Current		
Cash and cash equivalents	**$ 100,936**	$ 454,839
Accounts receivable	**910**	4,732
Prepaid expenses	**-**	1,100
	101,846	460,671
Resource properties *(Note 3 and schedule)*	**66,733**	1,144,181
	$ 168,579	$ 1,604,852
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**19,049**	51,670
Accounts payable to Bema Gold Corporation *(Note 5)*	**-**	167,710
Note payable to Bema Gold Corporation *(Note 5)*	**294,972**	-
	314,021	219,380
SHAREHOLDERS' (DEFICIENCY) EQUITY		
Capital stock *(Note 4)*		
Authorized		
50,000,000 common shares, without par value		
Issued		
12,715,649 common shares (2001 – 12,665,649)	**4,147,885**	4,139,385
Deficit	**(4,293,327)**	(2,753,913)
	(145,442)	1,385,472
	$ 168,579	$ 1,604,852

Nature of operations *(Note 1)*
Commitments *(Note 3)*
Subsequent event *(Note 3)*

Approved by the Board "Roger Richer" Director "Tom Garagan" Director



(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2002	2001
Expenses		
Office and administrative	$ 26,105	$ 24,842
Interest and bank charges	21,769	677
Management fees	18,000	18,000
Shareholder information	14,071	21,711
Audit and tax consulting	13,979	14,847
Legal	5,490	1,751
Transfer agent	3,945	4,589
Listing and filing fees	1,443	1,622
	104,802	88,039
Loss before the following	(104,802)	(88,039)
Write-off of resource properties	(1,452,407)	-
Interest income	11,011	9,390
Foreign exchange gain (loss)	6,784	(7,913)
Loss for the year	(1,539,414)	(86,562)
Deficit, beginning of year	(2,753,913)	(2,667,351)
Deficit, end of year	$ (4,293,327)	$ (2,753,913)
Basic and diluted loss per common share	$ (0.12)	$ (0.01)
Weighted average number of common shares outstanding	12,688,663	10,056,034

(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLDIATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2002	2001
Operating activities		
Loss for the year	**$ (1,539,414)**	$ (86,562)
Non-cash charges		
Write-off of resource properties	**1,452,407**	-
Accrued interest expense	**17,826**	-
Changes in non-cash working capital		
Accounts receivable	**3,822**	(3,457)
Prepaid expenses	**1,100**	150
Accounts payable	**(32,621)**	32,060
	(96,880)	(57,809)
Financing activities		
Due to Bema Gold Corporation	**109,436**	66,171
Shares issued for cash, net of costs	**-**	684,907
	109,436	751,078
Investing activities		
Resource properties	**(366,459)**	(535,120)
Increase (decrease) in cash and cash equivalents	**(353,903)**	158,149
Cash and cash equivalents, beginning of year	**454,839**	296,690
Cash and cash equivalents, end of year	**$ 100,936**	$ 454,839
Supplemental cash flow information		
Common shares issued for property	**$ 8,500**	$ 8,500



(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002 and February 28, 2001

(expressed in Canadian dollars)

1 *Nature of operations*

Victoria Resource Corporation ("Victoria") and its subsidiary company (collectively "the Company"), in association with Bema Gold Corporation ("Bema"), its principal shareholder (41.79%), is engaged in the acquisition, evaluation and development of mineral properties. To date the Company has not realized any revenues from its properties and is considered to be an exploration stage company. Bema provides management, administrative and technical services, including all geological assessments to the Company. Accordingly, the Company is economically dependent on Bema to render such services (Note 5).

2 *Summary of significant accounting policies*

Principles of consolidation

These consolidated financial statements include the accounts of Victoria and its wholly-owned subsidiary, Victoria Resources (U.S.) Inc. Inter-company balances and transactions have been eliminated.

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid money market instruments which have an original maturity of three months or less.

Resource properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, then these costs will be amortized using the unit-of-production method based upon estimated total mineral reserves. Costs relating to properties abandoned are written off when it is determined that the property has no continuing value.

Foreign exchange translation

The Company's foreign operation is an integrated subsidiary and its financial statements are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Exchange gains or losses arising on translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

(expressed in Canadian dollars)

Future income taxes
The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock options
The Company does not recognize any compensation expense when stock or stock options are issued. Consideration received on the exercise of stock options is credited to share capital.

Loss per share
Effective March 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the loss per share of the previous year.

3 *Resource properties*

North Carlin property
On September 7, 1999, the Company entered into a letter of intent with Nevada Gold Exploration Inc. ("Nevada Gold") to acquire a 100% interest in the North Carlin claims located in Elko County, Nevada. A formal option agreement was signed on September 15, 2000 and amended on May 31, 2002. As a result, the Company can earn 100% of the North Carlin property by spending U.S.$200,000 on exploration on or before September 7, 2003, by assuming claim maintenance fees and by issuing an aggregate of 200,000 shares of the Company as follows:

50,000 common shares	Upon closing (issued)
50,000 common shares	By September 15, 2001 (issued)
50,000 common shares	By September 15, 2002
50,000 common shares	By September 15, 2003

The vendor retains a 2% net smelter royalty on the property. The Company has the option, expiring 60 days after the commercial production decision, to purchase 1% of the royalty for U.S.$1,000,000. On May 31, 2002, as consideration for certain amendments to the option agreement dated September 15, 2000, the Company agreed to pay $2,500 and issue 10,000 common shares, upon regulatory approval, to Nevada Gold. As at February 28, 2002, the Company had expended US$44,056 (Cdn.$66,733) on the property.

Monte Cristo property
During the year ended February 28, 2002, the Company terminated its option to earn an interest in the Monte Cristo property located in White Pine County, Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $783,302.

(expressed in Canadian dollars)

Red Rock and Mustang Canyon properties
During the year ended February 28, 2002, the Company terminated its option to earn an interest in the Red Rock and Mustang Canyon properties located in Southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $669,105.

4 Capital stock

	2002		2001	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning of year	**12,665,649**	**$ 4,139,385**	9,140,649	$ 3,445,978
Issued during the year				
For cash, net of costs	**-**	**-**	3,475,000	684,907
For property	**50,000**	**8,500**	50,000	8,500
Balance, end of year	**12,715,649**	**$ 4,147,885**	12,665,649	$ 4,139,385

On September 13, 2001, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property. As explained in Note 3, as part of the requirement to earn a 100% interest in the North Carlin property, the Company will be required to issue an additional 110,000 common shares.

During the year ended February 28, 2001, the Company sold by way of a private placement 3,475,000 units (1,975,000 units on November 15, 2000 and 1,500,000 units on December 19, 2000) at a price of $0.20 per unit for net proceeds of $684,907. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year. As at February 28, 2002, all warrants remain outstanding.

On September 7, 2000, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property (Note 3).

At February 28, 2002, the Company had outstanding directors' and employees' stock options for a total of 370,000 shares. These options are exercisable until December 19, 2005 at a price of $0.30 per common share. Stock options are granted at an exercise price determined by the fair market value of the shares at the date of grant and for a 5-year period. At February 28, 2002, a total of 901,565 stock options were available for grant.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2002 and February 28, 2001
(expressed in Canadian dollars)



Changes in the Company's stock options are provided in the table below.

	Number of outstanding and exercisable options	Weighted-average exercise price
Outstanding at February 29, 2000	555,000	0.36
Granted	495,000	0.30
Outstanding at February 28, 2001	1,050,000	0.33
Cancelled	(125,000)	0.30
Expired	(555,000)	0.36
Outstanding at February 28, 2002	370,000	0.30

5 *Related party transactions*

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema:



	2002	2001
Project management and field work	**$ 66,750**	$ 120,070
Office and administration	**$ 21,900**	$ 21,900
Management fees	**$ 18,000**	$ 18,000
Interest	**$ 17,826**	$ -
Shareholder information	**$ 10,800**	$ 10,800

As at February 28, 2001, the accounts payable balance of $167,710 to Bema was non-interest bearing and on March 1, 2001 was converted to a note payable to Bema that bears interest at a bank's prime lending rate plus 2%. At February 28, 2002, a total of $294,972 was owing to Bema under the note, payable on demand after February 28, 2003.

6 *Income taxes*

Non-capital loss carry-forwards for Canadian tax purposes of $327,000 expire in the following years unless utilized: 2003 – $43,000; 2004 – $12,000; 2005 – $36,000; 2006 – $30,000; 2007 - $37,000; 2008 - $79,000 and 2009 - $90,000. For U.S. income tax purposes, loss carry-forwards of U.S.$154,000 commence to expire in 2008 to 2017 unless utilized. The Company has gross unrecorded deferred tax assets of $634,000 and $215,000 relating to resource properties and operating loss carry-forwards, respectively. The benefit of these amounts has not been reflected in these consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2002 and February 28, 2001
(expressed in Canadian dollars)

7 *Fair value of financial instruments*

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

Management has assessed that it is not practical to determine the fair value of the accounts and notes payable to Bema due to the unavailability of similar borrowing arrangements on an arm's length basis. Interest on the notes payable fluctuates with the bank prime rate.

8 *Segmented information*

The Company's principal activity is the exploration and development of mineral properties. The Company's resource properties are located in the United States as disclosed in Note 3 and schedule.



RESOURCE PROPERTIES SCHEDULE
FOR THE YEARS ENDED FEBRUARY 28, 2002 AND FEBRUARY 28, 2001
(expressed in Canadian dollars)

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total 2002	Total 2001
Balance at beginning of year	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181	$ 600,561
Expenditures incurred during the period:						
Geology	4,533	1,082	1,486	59,649	66,750	120,070
Travel	-	-	-	22,544	22,544	25,493
Claim maintenance	49,338	11,439	4,443	76,817	142,037	84,444
Assays	-	-	-	23,490	23,490	22,718
Drilling	-	-	-	111,638	111,638	134,667
Acquisition costs	-	8,500	-	-	8,500	156,228
	53,871	21,021	5,929	294,138	374,959	543,620
	783,302	66,733	45,930	623,175	1,519,140	1,144,181
Write-off of resource properties	(783,302)	-	(45,930)	(623,175)	(1,452,407)	-
Balance at end of year	$ -	$ 66,733	$ -	$ -	$ 66,733	$ 1,144,181





BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
___x___	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	July 17, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/07/18
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/07/18



Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION
For the period ended February 28, 2002

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at February 28, 2002:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,715,649	$4,147,885

   (b) Options outstanding as at February 28, 2002:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer



Schedule C
Management Discussion and Analysis

Victoria Resource Corporation

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for each of the years in the two-year period ended February 28, 2002 should be read in conjunction with the Consolidated Financial Statements and related Notes.

RESULTS OF OPERATIONS

The Company reported a net loss of $1,539,400 or $0.12 per share for the year ended February 28, 2002 compared to a net loss of $86,600 or $0.01 per share in the same period one year earlier. The loss in 2002 was mainly attributable to a write-off of $1,452,400 of deferred acquisition and exploration expenditures and to general and administrative expenses. The loss for 2001 consisted mainly of general and administrative expenses incurred at the corporate office.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2002, the Company had cash and cash equivalents of $100,900 (2001 - $454,800) and working capital of $82,800 (2001 - $409,000).

Operating activities
Operating activities required funding in the amount of $96,900 in 2002 and $57,800 in 2001 due mainly to general and administrative expenses. The increased funding in 2002 was mainly due to a decrease in the Company's accounts payable balance in the amount of $32,600.

Financing activities
During the year ended February 28, 2002, the Company was advanced $109,400 (2001 - $66,200), excluding accrued interest, from Bema Gold Corporation ("Bema"), the Company's principal shareholder. In addition, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property.

During the year ended February 28, 2001, the Company sold by way of a private placement 3,475,000 units at a price of $0.20 per unit for net proceeds of $684,900. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year. In addition, in September 2000 the Company issued 50,000 common shares at a price of $0.17 per share in connection with the North Carlin property.

The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.



Investing activities
During the year ended February 28, 2002, the Company incurred a total of $366,500 in acquisition and exploration expenditures, of which $294,100 was spent on the Red Rock property, primarily on a Phase II drilling program. Based on the results of the exploration program, the Company elected not to pursue its option to earn an interest on the Monte Cristo, Red Rock and Mustang Canyon properties located in southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $783,300, $623,200 and $45,900, respectively.

During the year ended February 28, 2001, the Company incurred a total of $535,100 in acquisition and exploration expenditures, of which $329,000 was spent on the Red Rock property, primarily on a Phase I drilling program. In addition, $206,100 was spent, mainly on claim maintenance fees and acquisition costs, on the Monte Cristo, North Carlin and Mustang Canyon properties.

OUTLOOK

The Company is dependent upon successful completion of an additional financing arrangement and the continuing support of Bema. The mandate of the Company is to acquire projects with the potential to be high grade, low cost producers in easily accessible areas. The Company plans to continue this practice by pursuing additional projects.


03 NOV -6 AM 7:21

VICTORIA RESOURCE CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Members of Victoria Resource Corporation ("Victoria") will be held at the offices of Gowling Lafleur Henderson LLP, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, on Wednesday, the 21st day of August, 2002, at the hour of 11:00 a.m. (Vancouver time), for the following purposes:

1. To receive the report of the directors;
2. To receive the audited consolidated financial statements of Victoria for the fiscal year ended February 28, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;
3. To determine the number of directors at four;
4. To elect directors;
5. To appoint auditors and to authorize the directors to fix their remuneration; and
6. To transact such other business as may properly come before the Meeting, or any adjournments thereof.

Accompanying this Notice is the Directors' Report referred to in item 1 above, as well as Victoria's Quarterly Report for its fourth fiscal quarter which contains Victoria's audited consolidated financial statements for the fiscal year ended February 28, 2002, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise Victoria of any change in your mailing address.

DATED at Vancouver, British Columbia, this 18th day of July 2002.

BY ORDER OF THE BOARD
VICTORIA RESOURCE CORPORATION

(signed) *"Roger Richer"*
Roger Richer
President and Director

VICTORIA RESOURCE CORPORATION
18th Floor, 1138 Melville Street
Vancouver, BC
V6E 4S3

INFORMATION CIRCULAR

(Containing information as at July 8, 2002, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **VICTORIA RESOURCE CORPORATION** (the "Company") for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on **Wednesday, August 21, 2002** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a Director, respectively, of the Company. **A member wishing to appoint some other person (who need not be a member) to represent him at the meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.** A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, of Suite 401, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for the election of directors and the appointment of auditors as stated under those headings in this information circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will on a poll be voted in favour of each matter for which no choice has been specified or where both choices have been specified by the member.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

ADVICE TO BENEFICIAL MEMBERS

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their shares in their own name (referred to herein as "Beneficial Members") are advised that only proxies from members of record can be recognized and voted at the Meeting. Beneficial Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial members is identical to that provided to registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a member by a broker, then in almost all cases those shares will not be registered in such member's name on the records of the Company. Such shares will more likely be registered under the name of the member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with the proposed National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members' meetings unless the Beneficial Members have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member should a non-registered member receiving such form wish to vote at the Meeting, the non-registered member should strike out the names of the Management Proxyholders named in the form and insert the non-registered member's name in the blank provided. The majority of brokers now delegate responsibility



for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Member receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.** All references to members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 common shares without par value ("Common Shares") of which 12,715,649 fully paid and non-assessable Common shares are issued and outstanding as of July 15, 2002.

Only members of record at the close of business on July 15, 2002, (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a Member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a Member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy and every person who is a representative of one or more corporate members, will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Bema Gold Corporation 18th Floor, 1138 Melville Street Vancouver, B.C. V6E 4S3 (1)	5,314,357	41.79%

(1) Bema Gold Corporation ("Bema") is a public mining Company whose shares are listed for trading on The Toronto Stock Exchange and the American Stock Exchange and which has certain common directors and officers with the Company. See also "Management Contracts".

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director

elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act British Columbia.

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Annual General Meeting was published in *The Province* newspaper on June 25, 2002 and was electronically filed with the British Columbia Securities Commission and the Canadian Venture Exchange on June 20, 2002.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, **If Not** at Present an **Elected** Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(1)
Clive Johnson(2) Director Canada	Chairman, President and Chief Executive Officer of Bema Gold Corporation	Since April 30, 1987	163,717 (3)
Roger Richer(2) President and Director Canada	Vice President, Administration, General Counsel and Secretary of Bema Gold Corporation	Since March 15, 1991	94,500
Steve Kay(2) Director U.S.A.	President and Chief Executive Officer of International Minerals Corporation (formerly Ecuadorian Minerals Corporation)	Since August 18, 2000	5,000
Tom Garagan Director Canada	Vice President, Exploration of Bema Gold Corporation.	Since August 18, 2000	53,000

NOTES:

(1) The information as to country of residence and principal occupation and shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) Denotes member of Audit Committee.

(3) 3,717 of these shares are held in the name of 392611 B.C. Ltd., a private B.C. corporation which is wholly-owned by Mr. Johnson.

The Company does not have an executive nor compensation committee.

STATEMENT OF EXECUTIVE COMPENSATION

As reflected in the following table, the Company paid no cash or other compensation in the fiscal years ended February 28, 2002, 2001 and 2000 to Mr. Richer, President of the Company or Mr. Ken Booth, the former President (the "Named Executive Officers"). The Company has no other executive officers to whom it paid cash or non-cash compensation.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position(2)	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/ SARs Granted (#)(3)*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Roger Richer President and Director [1]	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	0/0 25,000/0 0/0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Ken Booth President and Director	2001	Nil	Nil	Nil	125,000[4]/0	N/A	N/A	Nil

(1) The Company does not compensate Mr. Richer, however, Mr. Richer does receive remuneration as an officer of Bema, a portion of which is charged to the Company by Bema pursuant to the Management Services Agreement between the Company and Bema. See "Management Contracts" for further details.

(2) Mr. Richer was President from July 15, 1992 to June 20, 2000 and was re-appointed President on May 1, 2001. Mr. Booth was President of the Company from June 20, 2000 to May 1, 2001.

(3) Figures present options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(4) Mr. Booth's options were cancelled on June 1, 2001.

Long Term Incentive Plan Awards

The Company has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights

No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended February 28, 2002.

Option/SAR Grants in Last Fiscal Year

There were no options or SAR's granted during the financial year ended February 28, 2002, to the Named Executive Officers of the Company.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

There were no incentive stock options exercised or held by Mr. Roger Richer (the "Named Executive Officer") during the fiscal year ended February 28, 2002.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

No stock options were granted to or exercised by the directors who are not Named Executive Officers during the fiscal year ended February 28, 2002. The following table sets forth the fiscal year-end values of unexercised options held by directors who are not Named Executive Officers on an aggregated basis:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Fiscal Year-End (#)(1) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)(2)*
Directors who are not Named Executive Officers - 3	Nil	Nil	125,000/0	Nil

(1) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.
(2) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The TSX Venture Exchange on February 28, 2002 less the exercise price of in-the-money stock options.





During the most recently completed financial year, the directors did not receive any compensation from the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since March 1, 2001 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.



Bema is the Company's controlling shareholder and Roger Richer, Clive Johnson, Tom Garagan and Steve Kay, directors and/or officers and/or shareholders of the Company are also directors and/or officers and/or shareholders of Bema. The services of Messrs. Richer, Johnson and Garagan when provided to the Company in officer or employee capacities are charged to the Company by Bema pursuant to the Management Services Agreement. See "Management Contracts" for further details.

MANAGEMENT CONTRACTS

Under the terms of a management agreement dated December 31, 1993 (the "Management Services Agreement"), the Company agreed with Bema that Bema would provide to the Company office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel necessary to fulfil the day-to-day responsibilities imposed on the Company, to carry out and ensure compliance with the requirements of a British Columbia public company and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $1,500 and to reimburse Bema for all reasonable direct costs, expenses and disbursements incurred by Bema on behalf of the Company, as well as a pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the Bema personnel providing services on behalf of the Company. The Management Services Agreement was for an initial period of 12 months with an option to extend the agreement for additional 12 month terms upon agreement between the parties. The Management Services Agreement was most recently extended to December 31, 2002. For the period March 1, 2001 to February 28, 2002 the Company was charged an aggregate of $50,700 for management fees and reimbursement of expenses and an amount of $66,750 for project management and field service work by Bema under the Management Services Agreement.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been auditors of the Company since June 11, 1997.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

A copy of the Company's current AIF will be provided at the head office of the Company upon request to the Secretary by any Member or to a person, who is not a security holder of the Company, upon payment of a nominal fee.

DATED at Vancouver, British Columbia, this 18th day of July, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Roger Richer"

President and Director



CERTIFICATE OF THE DIRECTORS AND OFFICERS OF VICTORIA RESOURCE CORPORATION

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated: July 18, 2002

"Roger Richer"
Roger Richer,
President

"Mark Corra"
Mark Corra,
Treasurer

VICTORIA RESOURCE CORPORATION

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF VICTORIA RESOURCE CORPORATION (THE "COMPANY") HEREBY APPOINTS **ROGER RICHER**, THE PRESIDENT AND A DIRECTOR, OR FAILING HIM, **CLIVE JOHNSON**, A DIRECTOR, OR INSTEAD OF EITHER OF THE FOREGOING, ______________________________, OR FAILING HIM/HER, ______________________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON WEDNESDAY, THE 21ST DAY OF AUGUST, 2002, AT THE HOUR OF 11:00 O'CLOCK IN THE MORNING (VANCOUVER TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To determine the number of directors of the Company at four (4).

   VOTE FOR ____________ VOTE AGAINST ____________

2. To elect each of the following persons as directors of the Company for the ensuing year:

ROGER RICHER	VOTE FOR ____________	VOTE AGAINST ____________
CLIVE T. JOHNSON	VOTE FOR ____________	VOTE AGAINST ____________
TOM GARAGAN	VOTE FOR ____________	VOTE AGAINST ____________
STEPHEN KAY	VOTE FOR ____________	VOTE AGAINST ____________

3. To reappoint PricewaterhouseCoopers LLP, as Chartered Accountants, as Auditors of the Company for the ensuing year at a remuneration to be fixed by the directors.

   VOTE FOR ____________ VOTE AGAINST ____________

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly to the above matters where no choice is or where both choices are specified, **(IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS)**, and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Directors' Report to Members and the Quarterly Report of the Company for its fourth fiscal quarter which contains the Company's audited financial statements for the fiscal period ended February 28, 2002, the Notice of Meeting of Members, the accompanying Information Circular dated July 18, 2002 and the Notes hereto, and the Annual Return

Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

(A) THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING, EXECUTORS, ADMINISTRATORS, TRUSTEES, OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

(B) A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, **COMPUTERSHARE TRUST COMPANY OF CANADA, SUITE 401, 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9,** NOT LESS THAN48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENTS THEREOF.

(C) REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

(D) IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this ____________ day of _________________, 2002.



____

Signature of Member

____

Name of Member (please print)

____

Address of Member

____

City/Province

____

Number of Shares Held



ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED
SHAREHOLDERS OF **VICTORIA RESOURCE CORPORATION (the "Company")**
CUSIP NO. 92629f 104

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to **COMPUTERSHARE TRUST COMPANY OF CANADA**, Suite 401, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Name of Registered/
Non-Registered
Shareholder: ______________________________ (please print)

Address:
(Including Postal Code) ______________________________

____

Signature: ______________________________

Date: ______________________________

****

I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
(please circle one)
SHAREHOLDER OF BEMA GOLD CORPORATION

****



BRITISH
COLUMBIA

Form 19
(Section 348)

Certificate of Incorporation No. 242601

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution* was passed by the undermentioned company on the date stated:

Name of Company VICTORIA RESOURE CORPORATION

Date resolution passed August 14, 2003

Resolution †

"RESOLVED THAT:

1. the Memorandum of the Company be altered to increase the authorized capital of Victoria from 50,000,000 Common Shares without par value to 100,000,000 Common Shares without par value by creating 50,000,000 additional Common Shares without par value; and

2. the Memorandum of the Company be altered to the form attached as Schedule "A".

Certified a true copy on 2003/10/20 (YYYY / MM / DD)

(Signature)

Secretary
(Relationship to Company)

* *See* section 1 (1) for definition of "special resolution".
† Insert text of special resolution.
R. C. — 14

Internet: www.fin.gov.bc.ca/registries

FIN 766/WEB Rev. 2001/11/8

<u>SCHEDULE "A"</u>

ALTERED
MEMORANDUM
(As altered by special resolution
dated August 14, 2003)

of

VICTORIA RESOURCE CORPORATION

1. The name of the Company is "VICTORIA RESOURCE CORPORATION"

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) Common Shares without par value.



Ministry of Finance
Corporate and Personal
Property Registries

2nd Floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

e check this form for any errors or omissions.
nstructions on reverse.

A FULL NAME OF COMPANY | B REGISTERED OFFICE ADDRESS

FILING FEE: $35

Try our new electronic filing service!
Visit **www.cr.bconline.com**
A BC Online service fee of $1.61 applies

VICTORIA RESOURCE CORPORATION
SUITE 2300 - 1055 DUNSMUIR STREET
P.O. BOX 49122, FOUR BENTALL CENTRE
VANCOUVER, B.C.
V7X 1J1

C ACCESS CODE
22551506

D CERTIFICATE OF INCORPORATION NUMBER
242601

E DATE OF INCORPORATION AMALGAMATION OR CONTINUATION
1981 SEPTEMBER 21

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 SEPTEMBER 21

G Has there been a change of registered or records office addresses? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
Johnson	Clive T.	6389 Macdonald Street, Vancouver, BC	V6N 1E8
Richer	Roger	3324 West 3rd Avenue, Vancouver, BC	V6R 1L3
Kay	Stephen J.	5447 East Lupine Avenue, Scottsdale, Arizona, U.S.A.	85254
Garagan	Thomas A.	4427 Dawn Place, Ladner, BC	V4K 4S9
J OFFICERS			
Richer *Treasurer and President*	Roger	3324 West 3rd Avenue, Vancouver, BC	V6R 1L3
Garagan *Vice-President, Exploration*	Thomas A.	4427 Dawn Place, Ladner, BC	V4K 4S9
McPherson *Secretary*	Laurie	#19 - 16128 - 86th Avenue, Surrey, BC	V4N 3J9

K CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
YY MM DD
02 10 29

IN ev. 2002 / 1 / 2 (Prescribed)



Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

ich an additional sheet if more space is required.

Filing Fee $35.00

A FULL NAME OF COMPANY

VICTORIA RESOURCE CORPORATION

C CERTIFICATE OF INCORPORATION NUMBER

242601

D DATE OF INCORPORATION

1981 SEPTEMBER 21

B REGISTERED OFFICE ADDRESS

Suite 2300 - 1055 Dunsmuir Street
P.O. Box 49122, Four Bentall Centre
Vancouver, B.C.
V7X 1J1

E IS THIS A REPORTING COMPANY?

YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)

2001 SEPTEMBER 21

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed.

I DIRECTORS – List all directors' names and addresses

SURNAME	GIVEN NAMES	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
Johnson	Clive T.	6389 Macdonald Street, Vancouver, BC	V6N 1E8
Richer	Roger	3324 West 3rd Avenue, Vancouver, BC	V6R 1L3
Kay	Stephen J.	5447 East Lupine Avenue, Scottsdale, Arizona, U.S.A.	85254
Garagan	Tom	4427 Dawn Place, Ladner, BC	V4K 3X7

J OFFICERS – List all officers' names, addresses and titles

SURNAME & TITLE	GIVEN NAMES	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
Richer *President*	Roger	3324 West 3rd Avenue Vancouver BC	V6R 1L3
Richer *Treasurer*	Roger	3324 West 3rd Avenue, Vancouver, BC	V6R 1L3
Garagan *Vice-President, Exploration*	Tom	4427 Dawn Place, Ladner, BC	V4K 3X7
McPherson *Secretary*	Laurie	#19 - 16128 - 86th Avenue, Surrey, BC	V4N 3J9

CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D
01 11 05

Gowling Lafleur Henderson LLP //F# Rev. 97/8/10 (Prescribed)
JL\24318.ALF

SMB -



Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS
Form 8 / 9
Sections 113 and 132 *COMPANY ACT*

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address.** You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.
305139

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY VICTORIA RESOURCE CORPORATION

C DATE OF CHANGE

Y		M		D	
	1	0	5	0	1

D Full names of new directors **appointed:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

E Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
BOOTH	KEN

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
JOHNSON	CLIVE T.	6389 MACDONALD STREET, VANCOUVER, BC V6N 1E8
RICHER	ROGER T.	3324 WEST 3RD AVENUE, VANCOUVER, BC V6R 1L3
KAY	STEPHEN J.	5447 E. LUPINE AVE, SCOTTSDALE, ARIZONA, 85254
GARAGAN	THOMAS A.	4427 DAWN PLACE, LADNER, BC V4K 4S9

G **CERTIFIED CORRECT** – I HAVE READ THIS FORM AND FOUND IT TO BE CORRECT.

SIGNATURE OF A CURRENT DIRECTOR, OFFICER, OR COMPANY SOLICITOR

DATE SIGNED

Y		M		D	
0	1	0	5	0	4

FIN 753 REV. 97 / 8 / 26 (PRESCRIBED)

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Victoria Resource Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 27th, 2003 of **400,000 common shares of Victoria Resource Corporation,** Victoria Resource Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 27th day of October, 2003.

VICTORIA RESOURCE CORPORATION

By: *"Roger Richer"*
Roger Richer, President

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

VICTORIA RESOURCE CORPORATION, has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 2, 2003 of 1,250,000 common shares of Victoria Resource Corporation**, Victoria Resource Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 15th day of September, 2003.

VICTORIA RESOURCE CORPORATION

By: *"Signed"*
Roger Richer,
President

v23323/117754.1

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Victoria Resource Corporation
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1
Phone: (604) 681-8371

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

02-May-2003

4. For each security distributed:

(a) describe the type of security, and

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,250,000 common shares without par value at a deemed price of $0.14 per share.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Napa, California	$0.14 (deemed)	$91,000 (deemed)
Calistoga, California	$0.14 (deemed)	$84,000 (deemed)
Total dollar value of distribution in all jurisdictions (Canadian $)		$175,000 (deemed)

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
n/a			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: September 15, 2003

VICTORIA RESOURCE CORPORATION
Name of issuer or vendor (please print)

ROGER RICHER, PRESIDENT
Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Raul Madrid 155 Kaanapali Drive, Napa CA 94558	650,000 common shares	$91,000 (deemed)	s. 74(2)(18) of the *Securities Act*
Richard Andrews 369 Kortum Canyon Road Calistoga, CA 94515	600,000 common shares	$84,000 (deemed)	s. 74(2)(18) of the *Securities Act*
Total:	**1,250,000 common shares**	**$175,000** (deemed)	

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 - 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor
Stuart M. Hodgson Building
5009 - 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit NU XOA OHO
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

VICTORIA RESOURCE CORPORATION, has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 2, 2003 of 1,250,000 common shares of Victoria Resource Corporation**, Victoria Resource Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 15th day of September, 2003.

VICTORIA RESOURCE CORPORATION

By: ______________________________

Roger Richer,
President

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

VICTORIA RESOURCE CORPORATION (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 2, 2003** of: (i) **12,000,000 units ("Units") of the Issuer issued at a price of $0.10 per Unit, each Unit comprised of one common share ("Share") of the Issuer and one share purchase warrant (a "Warrant"), with each Warrant entitling the holder to purchase, on the exercise thereof, and for a period of 12 months from the closing, one additional common share of the Issuer ("Warrant Share") at a price of $0.20 per Warrant Share;** and (ii) **720,000 share purchase warrants ("Agent's Warrants"), entitling the holder to acquire up to 720,000 common shares of the Issuer ("Agent's Warrant Share") for a term of one year at a price of $0.20 per Agent's Warrant Share,** the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution dates.

DATED at Vancouver, British Columbia this 12th day of May, 2003.

VICTORIA RESOURCE CORPORATION

"Roger Richer"

By:________________________________

Roger Richer, President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Ontario and Saskatchewan.
2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Victoria Resource Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **July 12, 2002 of 10,000 common shares of Victoria Resource Corporation, Victoria Resource Corporation.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 22nd day of July, 2002.

VICTORIA RESOURCE CORPORATION

By: "Roger Richer"
Roger Richer, President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.
2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC Form 45-902F

(formerly Form 20)

Securities Act

Report of Exempt Distribution

Report of a distribution made under section 74(2) (1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

   Victoria Resource Corporation (the "Issuer")
   18th Floor, 1138 Melville Street
   Vancouver, B.C. V6E 4S3
   Telephone: (604) 681-8371

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security (the "Security") and the aggregate number distributed:

   10,000 common shares of the Issuer (the "Shares") representing consideration for extending the exploration expenditure date for one year from September 7, 2002 to September 7, 2003, as more particularly referenced in a Purchase Agreement dated September 15, 2002 as amended June 3, 2002 (the "Amended Letter Agreement") between the Issuer and Nevada Gold Exploration, Inc. to satisfy the exploration payments pursuant to the Amended Letter Agreement.

4. Date of the distribution(s) of the security:

   July 12, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:
   Section 74(2) (18) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

(a)

Full Name and Residential Address of Purchaser	**Number of Securities Purchased**	**Price Per Share (Cdn $)**	**Total Purchase Price (Cdn $)**	**Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number**
Nevada Gold Exploration Inc. 101 Brownstone Drive Reno, Nevada 89512	10,000	$0.15	$1,500	s. 74 (2) (18)
Total	10,000		$1,500	

(b) The Issuer has prepared and certified a list comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

Not Applicable

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A	N/A	N/A	N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not Applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

    (a) the number of different purchasers who acquired securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

    Not Applicable

    (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

    Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 22rd day of July, 2002.

Victoria Resource Corporation
Name of Issuer

"Roger Richer"

Signature of Authorized Signatory

Roger Richer, President
Name and Office of Authorized Signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person whose signature appears on the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to item 8, compensation includes discounts, commissions, or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agency by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b) (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a) (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97. Cheques should be made payable to the "British Columbia Securities Commission".

BGO-Admin/Legal/Bema/Forms/45902-F.doc

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Name and address of reporting issuer

Victoria Resource Corporation
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

2. Date and jurisdictions where issuer became a reporting issuer

Date	Jurisdiction
April 19, 1984	British Columbia

3. Name and address of the selling security holder

Bema Gold Corporation ("Bema")
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

4. State whether the selling security holder is an insider or officer of the issuer. (if an officer state title).

Bema is an insider of the issuer.

5. Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder.

Bema owns 5,314,357 common shares of the issuer.

6. Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.

Bema proposes to sell up to 1.5 million common shares of the issuer.

7. State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control position.

Bema is the controlling shareholder of the issuer, owning 5,314,357 common shares representing 41.6% of the outstanding shares.

8. State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).

The securities will be sold privately.

9. Proposed date of sale or date of commencement of sale.

On or after January 28, 2003.

10. If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.

Not applicable.

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

Bema has owned a majority interest in the Issuer since 1989.

12. If this Form is not an initial filing, provide the following information:

Not applicable. This is an initial filing.

(a) date of filing of the initial Form 45-102F3
(b) date of the most recently filed renewal Form 45-102F3
(c) number of securities proposed to be sold as stated in the initial Form 45-102F3
(d) number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3
(e) number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale
(f) number of securities remaining for sale

Declaration, Certificate and Undertaking

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade,

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith, and

(c) the securities have been held for the period of time required under section 2.8 of Multilateral Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been met;

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this Form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answers to the questions in this Form are true.

Date January 21, 2003	BEMA GOLD CORPORATION (name of selling security holder) By:... (signature of selling security holder, and if a company, signature of authorized signatory) Roger Richer, Vice President, Administration, General Counsel and Secretary (name and office of authorized signatory)

INSTRUCTION:

File this form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 4th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Supervisor, Insider Reporting
Telephone: (604) 899-6548 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
800 - 1920 Broad Street
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Name and address of reporting issuer

Victoria Resource Corporation
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

2. Date and jurisdictions where issuer became a reporting issuer

Date	Jurisdiction
April 19, 1984	British Columbia

3. Name and address of the selling security holder

Bema Gold Corporation ("Bema")
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

4. State whether the selling security holder is an insider or officer of the issuer. (if an officer state title).

Bema is an insider of the issuer.

5. Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder.

Bema owns 4,314,357 common shares of the issuer.

6. Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.

Bema proposes to sell up to 500,000 common shares of the issuer.

7. State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control position.

Bema is the controlling shareholder of the issuer, owning 4,314,357 common shares representing 33.9% of the outstanding shares.

8. State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).

The securities will be sold privately.

9. Proposed date of sale or date of commencement of sale.

On or after January 28, 2003.

10. If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.

Not applicable.

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

Bema has owned a majority interest in the Issuer since 1989.

12. If this Form is not an initial filing, provide the following information:

(a) date of filing of the initial Form 45-102F3
January 21, 2003

(b) date of the most recently filed renewal Form 45-102F3
Not applicable

(c) number of securities proposed to be sold as stated in the initial Form 45-102F3
Up to 1.5 million common shares

(d) number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3
1,000,000 common shares

(e) number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale
None

(f) number of securities remaining for sale
Up to 500,000 common shares

Declaration, Certificate and Undertaking

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade,

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith, and

(c) the securities have been held for the period of time required under section 2.8 of Multilateral

Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been met;

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this Form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answers to the questions in this Form are true.

Date March _____, 2003	BEMA GOLD CORPORATION (name of selling security holder) By:... (signature of selling security holder, and if a company, signature of authorized signatory) Roger Richer, Vice President, Administration, General Counsel and Secretary (name and office of authorized signatory)

INSTRUCTION:

File this form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 4th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Supervisor, Insider Reporting
Telephone: (604) 899-6548 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
800 - 1920 Broad Street
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Name and address of reporting issuer

Victoria Resource Corporation
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

2. Date and jurisdictions where issuer became a reporting issuer

Date	Jurisdiction
April 19, 1984	British Columbia

3. Name and address of the selling security holder

Bema Gold Corporation ("Bema")
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

4. State whether the selling security holder is an insider or officer of the issuer. (if an officer state title).

Bema is an insider of the issuer.

5. Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder.

Bema owns 4,314,357 common shares of the issuer.

6. Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.

Bema proposes to sell up to 500,000 common shares of the issuer.

7. State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control position.

Bema is the controlling shareholder of the issuer, owning 4,314,357 common shares representing 33.9% of the outstanding shares.

8. State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).

The securities will be sold privately.

9. Proposed date of sale or date of commencement of sale.

On or after January 28, 2003.

10. If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.

Not applicable.

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

Bema has owned a majority interest in the Issuer since 1989.

12. If this Form is not an initial filing, provide the following information:

(a) date of filing of the initial Form 45-102F3
January 21, 2003

(b) date of the most recently filed renewal Form 45-102F3
March 18, 2003

(c) number of securities proposed to be sold as stated in the initial Form 45-102F3
Up to 1.5 million common shares

(d) number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3
1,000,000 common shares

(e) number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale
None

(f) number of securities remaining for sale
Up to 500,000 common shares

Declaration, Certificate and Undertaking

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade,

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith, and

(c) the securities have been held for the period of time required under section 2.8 of Multilateral

Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been met;

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this Form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answers to the questions in this Form are true.

Date April _____, 2003	BEMA GOLD CORPORATION (name of selling security holder) By:... (signature of selling security holder, and if a company, signature of authorized signatory) Roger Richer, Vice President, Administration, General Counsel and Secretary (name and office of authorized signatory)

INSTRUCTION:

File this form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 4th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Supervisor, Insider Reporting
Telephone: (604) 899-6548 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
800 - 1920 Broad Street
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Name and address of reporting issuer

Victoria Resource Corporation
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

2. Date and jurisdictions where issuer became a reporting issuer

Date	Jurisdiction
April 19, 1984	British Columbia

3. Name and address of the selling security holder

Bema Gold Corporation ("Bema")
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, BC V7X 1J1

4. State whether the selling security holder is an insider or officer of the issuer. (if an officer state title).

Bema is an insider of the issuer.

5. Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder.

Bema owns 8,216,357 common shares of the issuer, plus warrants for the purchase of an additional 3,902,000 common shares at $0.20 per share until May 2, 2004.

6. Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.

Bema proposes to sell up to 500,000 common shares of the issuer.

7. State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control position.

Bema is the controlling shareholder of the issuer, owning 8,216,357 common shares representing 30.26% of the outstanding shares.

8. State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).

The securities will be sold privately.

9. Proposed date of sale or date of commencement of sale.

On or after January 28, 2003.

10. If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.

Not applicable.

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

Bema has owned a majority interest in the Issuer since 1989.

12. If this Form is not an initial filing, provide the following information:

(a) date of filing of the initial Form 45-102F3
January 21, 2003

(b) date of the most recently filed renewal Form 45-102F3
April 14, 2003

(c) number of securities proposed to be sold as stated in the initial Form 45-102F3
Up to 1.5 million common shares

(d) number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3
1,000,000 common shares

(e) number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale
None

(f) number of securities remaining for sale
Up to 500,000 common shares

Declaration, Certificate and Undertaking

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade,

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith, and

(c) the securities have been held for the period of time required under section 2.8 of Multilateral

Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been met;

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this Form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answers to the questions in this Form are true.

Date May _____, 2003	BEMA GOLD CORPORATION (name of selling security holder) By:... (signature of selling security holder, and if a company, signature of authorized signatory) Roger Richer, Vice President, Administration, General Counsel and Secretary (name and office of authorized signatory)

INSTRUCTION:

File this form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 4th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Supervisor, Insider Reporting
Telephone: (604) 899-6548 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
800 - 1920 Broad Street
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899



FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE *BRITISH COLUMBIA SECURITIES ACT*
FORM 27 UNDER SECTION 118(1) OF THE *ALBERTA SECURITIES ACT*
(INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Victoria Resource Corporation (the "Company")
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1

Telephone: (604) 681-8371

Item 2: Date of Material Change

January 21, 2003

Item 3: Press Release

The Press Release was disseminated on January 21, 2003, to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4: Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

The Company has entered into letters of intent ("LOIs") with Dr. Raul Madrid ("Madrid"), Mr. Richard Andrews ("Andrews") and Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont"), to acquire from Newmont a 100% interest in three mining properties located in Nevada, USA. The three properties are the Mill Canyon property, the Pinson-Preble property and the Hilltop-Slaven property (collectively, the "Projects"). The terms of the LOIs consist of expenditure requirements, cash and share payments and assumption of reclamation and environmental obligations.

The terms of the LOIs were originally negotiated between Newmont and Madrid and Andrews. By letter agreement, Madrid and Andrews have agreed to sell and assign all of their rights and interest in the Projects to the Company in consideration for 5,000,000 common shares of the Company, issuable over three years.

In consideration of the assistance of Haywood Securities Inc. ("Haywood") in facilitating the assignment of Madrid's and Andrew's rights and interest in the Projects to the Company, the Company has agreed to pay to Haywood a facilitation/introduction fee of 500,000 common shares.

In connection with the acquisition of the Projects, the Company has agreed to undertake a private placement offering on a best efforts basis with Haywood for a total of up to 12,000,000 units ("Units") at a price of $0.10 per Unit for total gross proceeds of up to $1,200,000. Each Unit will be comprised of one common share and one warrant. Each warrant will be exercisable to purchase an additional common share of the Company at a price of $0.20 per common share for a one-year period. In consideration of the services of Haywood, the Company has agreed to pay a commission equal to 6% of the gross proceeds of the financing, payable by the issuance of up to 720,000 Units.

Item 5: Full Description of Material Change

The Company has entered into LOIs with Madrid, Andrews and Newmont USA Limited, a subsidiary of Newmont, to acquire from Newmont a 100% interest in three mining properties located in Nevada, USA. The three properties are the Mill Canyon property, the Pinson-Preble property and the Hilltop-Slaven property. The terms of the LOIs consist of expenditure requirements, cash and share payments and assumption of reclamation and environmental obligations. The acquisition of the Projects is subject to regulatory approval, due diligence reviews and completion of formal documentation.

The terms of the LOIs were originally negotiated between Newmont and Madrid and Andrews. By letter agreement, Madrid and Andrews have agreed to sell and assign all of their rights and interest in the Projects to the Company.

Mill Canyon

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims in the Cortez Mountains, 36 miles southeast of Battle Mountain, Nevada. The target-rich property sits astride the Battle Mountain gold belt in the Cortez tectonic window containing exposed Paleozoic carbonate rocks which host gold mineralization at the adjacent Cortez and Horse Canyon gold deposits, and the nearby Pipeline deposit. Previous exploration has identified two zones of mineralization with small inferred resources. A gold skarn resource reported by the Company contains an inferred resource of 75,000 tons at 0.917 ounces of gold per ton (31.4 grams per tonne gold) and the Chute resource, located adjacent to the Horse Canyon deposit to the southeast, reported by the Company contains approximately 240,000 tons with an estimate grade of 0.132 opt gold (4.52 grams per tonne gold).

Pursuant to the terms of the Mill Canyon property LOI, the Company will acquire a 100% interest and has agreed to issue 200,000 common shares of the Company and to pay US$75,000 on signing of the final agreement with Newmont (the "Closing") and issue 150,000 common shares of the Company and pay US$100,000 on the first anniversary of the Closing and 150,000 common shares and US$125,000 on the second anniversary of the Closing. In addition, the Company has agreed to the following expenditure requirements: US$200,000, US$300,000, US$500,000, US$500,000 and US$500,000, respectively, in each of the first five years of the agreement. Of these expenditures, the initial US$200,000 is a firm obligation of the Company and is not optional. Newmont will retain a 3.5% net smelter return royalty and has a back-in right, exercisable within 30 days after the fifth anniversary of Closing or upon completion of US$2,000,000 in expenditures on the property, to earn back a 50% interest in the property upon payment to the Company of 250% of the Company's total expenditures on the property to such date. At that time each party will be subject to normal joint venture dilution provisions and the net smelter royalty will be eliminated. Newmont will also have certain preferential ore processing rights.

Hilltop-Slaven

The Hilltop-Slaven property consists of a lease and sublease of all of Newmont's interest in approximately 50 square miles of the Checkerboard Property (defined below) and 19 unpatented mining claims in the Northern Shoshone Range, 17 miles southeast of Battle Mountain, Nevada. The Hilltop-Slaven property consists of a 7x16 mile band astride the northwest trending Battle Mountain Gold belt.

Under the terms of the Hilltop-Slaven property LOI, the Company will acquire a 100% interest and has agreed to the following work commitments: US$200,000, US$300,000 and US$500,000, US$750,000, US$750,000, US$1,000,000 and US$1,500,000, respectively, in each year of the first seven years of the agreement. Of these expenditures, the first year commitment of US$200,000 is a firm obligation of the Company and is not optional. After the fifth year of the agreement, the Company is required to reduce its land position in the Hilltop-Slaven property to ten sections. Commencing on the eighth anniversary of the agreement, should the Company fail to satisfy certain minimum expenditure requirements under the agreement, the Company will be required to make annual rental payments on the property. Newmont will retain a 3.5% net smelter return royalty and has a back-in-right, exercisable within sixty days of completion of a positive feasibility study, to earn back a 51% interest in the property upon payment to the Company of

250% of the Company's expenditures on the property to such date (at which time the net smelter return royalty interest will be eliminated). Newmont has a preferential ore processing right identical as it has for the Mill Canyon property.

Pinson-Preble

The Pinson-Preble property consists of a lease of Newmont's interests in approximately 24 square miles of the Checkerboard Property (defined below) in the Edna and Osgood mountains, 28 miles northwest of Battle Mountain, Nevada. This property consists of Newmont's "checkerboard ground" covering approximately a 4x10 mile band astride the northeast trending Getchell gold belt (the "Checkerboard Property"). The terms of the Pinson-Preble property LOI are identical to the terms of the Hilltop-Slaven LOI, with the exception that, after the fifth year of the Pinson-Preble agreement, the Company is required to reduce its land position so that it retains no more than 50% of the original property position acquired under the agreement.

Assignment

The terms of the LOIs were originally negotiated between Newmont and Madrid and Andrews. By letter agreement, Madrid and Andrews have agreed to sell and assign all of their rights and interest in the Projects to the Company in consideration for, subject to regulatory approval and provided that the Projects are retained, 5,000,000 common shares of the Company to be issued in equal instalments of 1,250,00 common shares over a three year period. Madrid and Andrews are continuing their review of properties in Nevada and have agreed that further properties in which they acquire rights may be offered to the Company.

Facilitation Fee

In consideration of the assistance of Haywood in introducing and facilitating the assignment of Madrid's and Andrew's interest in the Projects to the Company, the Company has agreed to pay to Haywood, subject to regulatory approval, a facilitation/introduction fee of 500,000 common shares of the Company, payable over a three-year period.

Financing

In connection with the Project acquisition, the Company agreed to undertake a private placement offering on a best efforts basis with Haywood for a total of up to 12,000,000 Units at a price of $0.10 per Unit for total gross proceeds of up to $1,200,000. Each Unit will be comprised of one common share and one warrant. Each warrant will be exercisable to purchase an additional common share of the Company at a price of $0.20 per common share for a one-year period. In consideration of the services of Haywood, the Company has agreed to pay a commission equal to 6% of the gross proceeds of the financing, payable by the issuance of up to 720,000 Units.

Bema Gold Corporation, a Toronto Stock Exchange-listed company, owns 42% of the Company and provides management and technical services to the Company. It is anticipated that Bema will participate in the private placement.

Item 6: Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta).

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Senior Officers

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, President
Suite 3100 – 595 Burrard Street
Vancouver, B.C. V7X 1J1

Telephone: (604) 681-8371

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 30th day of January, 2003.

Roger Richer, President

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FROM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FROM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FROM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FROM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FROM 27 *SECURITIES ACT* (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Victoria Resource Corporation
18th Floor, 1138 Melville Street
Vancouver, BC
V6E 4S3
Telephone: (604) 681-8371

Item 2: Date of Material Change

June 17, 2002

Item 3: Press Release

The Press Release was disseminated on June 17, 2002 to the TSX Venture Exchange as well as through Canada News Wire.

Item 4: Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Victoria Resource Corporation ("Victoria") has elected not to pursue its option to earn an interest in the Red Rock/Mustang Canyon and Monte Cristo properties, located in southwestern Nevada.

Item 5: Full Description of Material Change

Victoria entered into an agreement in June of 2000 to earn up to a 70% interest in the Red Rock and Mustang Canyon properties from Romarco Minerals Inc. In July of 1999, Victoria acquired a 100% interest in the Monte Cristo Property, located in White Pine County, Nevada. On June 7, 2002, Victoria announced that it would not be proceeding with its option to earn an interest in the Red Rock/Mustang Canyon and Monte Cristo properties, located in southwestern Nevada.

Item 6: Reliance on section 85(2) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia).

Not Applicable

Item 7: **Omitted Information**

Not Applicable

Item 8: **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the following address and telephone number:

Roger Richer, President
18th Floor - 1138 Melville Street
Vancouver, BC V6E 4S3
Telephone: (604) 681-8371

Item 9: **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 27th day of June, 2002.

Roger Richer, President

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FORM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FORM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FORM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FORM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FORM 27 SECURITIES ACT (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

FORM 53-901.F

1. **Reporting Issuer**

    Victoria Resource Corporation (the "Company")
    18th Floor, 1138 Melville Street
    Vancouver, British Columbia V6E 4S3
    Telephone: (604)681-8371

2. **Date of Material Change**:

    October 4, 2001

3. **Press Release:**

    The date and place(s) of issuance of the press release issued:

    The press release dated September 25, 2001 was disseminated to the Canadian Venture Exchange as well as through various approved public media.

4. **Summary of Material Change(s)**:

    A summary of the nature and substance of the material change(s) is as follows:

    Results from the Phase II drill program on the Red Rock property, Nevada have been received and verified.

5. **Full Description of Material Change(s):**

    The Company reports that it has received and verified all results from the Phase II drill program on the Red Rock Property in Esmeralda County, Nevada. The reverse circulation drill program completed seven holes for a total of 1349 meters in early July 2001.

    The Phase II program was designed to evaluate the continuity of a series of structurally controlled zones of mineralization under pediment cover. The drill program tested the

potential of three zones that were identified during previous drill campaigns but remained open both up-dip and down-dip. Information obtained from the Phase II program confirmed the presence of mineralization controlled by intersecting structures with gold mineralization confined to irregular shaped bodies. Hole VRR-008 intersected 6.1 meters grading 13.1 grams per tonne gold and 23.7 grams per tonne silver from a zone that was tested 35 meters down plunge from a previous high grade intersection in drill hole RPR-89-14.

Victoria has fulfilled its exploration expenditure obligation to the joint venture for 2001 and is presently reviewing data for future exploration considerations.

Significant Assay Results from Phase 11 Drill Program:

Hole #	Interval (metres)	Length (metres)	Gold (gpt)	Silver (gpt)	Drill Method
VRR-008	117.4 to 121.9	4.5	1.22	6.80	Reverse Circulation
	121.9 to 128.0	6.1	13.10	23.70	
	incl. 121.9 to 125.0	*3.1*	*22.90*	*38.90*	
VRR-009	No Significant Results				Reverse Circulation
VRR –010	185.9 to 189.0	3.1	3.28	28.20	Reverse Circulation
VRR-011	No Significant Results				Reverse Circulation
VRR-012	225.6 to 227.1	1.5	1.74	4.6	Reverse Circulation
VRR-013	No Significant Results				Reverse Circulation
VRR-014	No Significant Results				Reverse Circulation

Drill Collar Information:

Hole #	Northing (UTM)	Easting (UTM)	Elevation (meters)	Depth (meters)	Dip (degrees)	Azimuth (degrees)
VRR-08	47,593.5	100,370.0	6,891.3	182.9	-71.0	119.3
VRR-09	47,692.0	100,373.7	6,882.3	163.1	-79.6	120.9
VRR-10	46,903.4	100,197.0	6,941.9	213.4	-88.9	150.5
VRR-11	46,872.1	100,129.9	6,947.9	204.2	-89.3	132.2
VRR-12	47,679.0	100,612.7	6,886.2	237.8	-67.9	125.3
VRR-13	48,370.3	100,188.6	6,844.8	207.3	-79.1	122.3
VRR-14	47,601.4	100,386.3	6,890.8	140.2	-63.4	118.7

The reverse circulation drill program was completed by Eklund Drilling Company of Elko, Nevada. ALS Chemex, Sparks, Nevada was used as the primary lab for sample analysis. In addition an on site quality control program was fully implemented using duplicate sampling and the insertion of control standards and blank material.

The Red Rock property, comprised of 140 claims, covers 3.5 miles of a northwest trending structure containing gold-silver quartz adularia veins and cinnabar bearing chalcedony veins in the Walker Lane belt, Nevada. Victoria can earn up to a 70% interest in the Red Rock property from Romarco Minerals Inc.

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

Not applicable

7. **Omitted Information**

Not applicable

8. **Senior Officer**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, President
18th Floor, 1138 Melville Street
Vancouver, British Columbia V6E 4S3
Telephone: (604) 681-8371

9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia this 4th day of October, 2001.

"Roger Richer"
President

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

G:\vit\53-902.F\Oct4'01.doc

RENEWAL ANNUAL INFORMATION FORM

of

VICTORIA RESOURCE CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC
V7X 1J1

for the year ended February 28, 2003

July 17, 2003

PRELIMINARY NOTES

Incorporation of Financial Statements and Management Proxy Circular

The consolidated financial statements for Victoria Resource Corporation ("Victoria" or the "Company") for the year ended February 28, 2003, together with the auditor's report thereon and the most recent Management Proxy Circular of the Company dated July 17, 2003 are incorporated by reference and form part of this renewal Annual Information Form (the "AIF").

CURRENCY AND METRIC EQUIVALENTS

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
acres	hectares	0.404686
feet	metres	0.3048
miles	kilometres	1.609344
tons	tonnes	0.907185
ounces (troy)/ton	grams/tonne	34.2857

1 mile =	1.609 kilometres
1 yard =	0.9144 metre
1 acre =	0.405 hectare
2,204 pounds =	1 tonne (metric)
2,000 pounds/1 short ton =	0.907 tonnes
1 ounce (troy)/ton =	34.2857 grams/tonne

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meanings:

"Au": Gold

"Common Shares":	The common shares without par value in the capital of the Company, as such capital is presently constituted
"deposit":	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical and economic factors have been resolved
"g/t":	Grams per metric tonne
"grade":	The amount of precious metals in each tonne of ore.
"indicated mineral resource":	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
"inferred mineral resource":	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
"Ma":	Million years

"measured mineral resource": That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"mineral reserve": The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined and processed.

The terms "mineral reserve", "proven mineral reserve", "probable mineral reserve" and "measured, indicated, inferred mineral resource" used in this Annual Information Form are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the Guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the "CIM Standards").

"mineral resource": A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term "mineral resource" covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgement by the Qualified Person in respect of the technical and economic

factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable.

"mineralization":	A natural aggregate of one or more metallical minerals.
"National Instrument 43-101":	National Instrument 43-101entitled "Standards of Disclosure for Mineral Projects".
"ore":	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated
"oz/ton" or "opt":	Troy ounces per short ton
"ppb":	Parts per billion
"ppm":	Parts per million, equivalent to grams per tonne (g/t)
"probable mineral reserve":	The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
"proven mineral reserve":	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
"Qualified Person":	An individual who, in accordance with National Instrument 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

ITEM 1: NAME AND INCORPORATION

Incorporation or Organization of the Issuer

Victoria was incorporated on September 21, 1981 under the *Company Act* (British Columbia).

On August 15, 1990, the Articles of the Company were cancelled by special resolution in order to adopt the current form of the Articles and the Memorandum of the Company was amended by special resolution to increase the authorized capital to the current 50,000,000 Common Shares without par value. As described in the Company's most recent Information Circular dated July 17, 2003, the Members of the Company will be asked to approve an increase in the authorized capital from 50,000,000 to 100,000,000 Common Shares at the Annual General Meeting to be held on August 14, 2003.

Victoria's registered office is located at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 and its head office and principal address is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

Subsidiaries

The Company owns 100% of Victoria Resources (US) Inc., a Nevada, USA incorporated company, through which the Company's US based assets are held.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Victoria is a Canadian mineral exploration company engaged in the acquisition and exploration of precious metal properties. Victoria has been involved in mineral exploration, primarily in the State of Nevada, USA, during the past three years.

In July 1999, Victoria acquired the right to earn a 100% interest in the 6,200 acre Monte Cristo property located in White Pine County, Nevada, U.S.A. Under the agreements, Victoria could earn a 100% interest in the Monte Cristo property by spending US$1.5 million on exploration over five years and by making payments in either cash or the equivalent value of Victoria Common Shares totaling US$1 million over five years. The Company announced on June 17, 2002 that it had elected not to pursue its option to earn its interest in the Monte Cristo property.

The Company entered into a letter agreement dated September 7, 1999 and subsequently entered into a Land Purchase Agreement dated September 15, 2000 to acquire a 100% interest in the North Carlin property from an arm's length party, Nevada Gold Exploration, Inc. ("Nevada Gold").

In order to acquire a 100% interest in the property, Victoria reimbursed Nevada Gold for 1999 claim filing fees, assumed claim maintenance fees and agreed to expend US$200,000 on exploration work over four years with the first US$100,000 to be incurred by the third anniversary date, being September 7, 2002 ("Expenditure Date") and also agreed to issue 200,000 Common Shares of the Company over four years. Pursuant to an amended letter agreement dated June 3, 2002, the Company and Nevada Gold agreed to extend the Expenditure Date for one year from September 7, 2002 to September 7, 2003. As consideration for extending the Expenditure Date, Victoria made a cash payment of US$2,500 and issued 10,000 Common Shares of the Company to Nevada Gold. Effective June 16, 2003, the Company gave notice to Nevada Gold that it was terminating its interest in the North Carlin property.

In June 2000, Victoria acquired the right to acquire up to a 70% interest in each of the Red Rock and Mustang Canyon properties, located in the Walker Lane District of southwestern Nevada. Victoria was required to spend an initial US$750,000 on exploration by December 2004 to acquire a 51% interest in each of the two properties and then increase its interest to 70% by spending a further US$500,000 on exploration by August 2005. The Company paid underlying property payments and land fees in 2000 and 2001 totaling approximately US$104,000 and incurred exploration expenditures of US$50,000 in 2000 and US$150,000 in 2001. On June 17, 2002, Victoria announced that it would not be proceeding with its option to earn up to a 70% interest in the Red Rock and Mustang Canyon properties.

On January 21, 2003, the Company announced that it had entered into letters of intent to acquire interests in three gold exploration properties in Nevada, the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, from a subsidiary of Newmont Mining Corporation ("Newmont"). The Company entered into a purchase agreement on May 13, 2003, as amended by an amendment agreement dated May 14, 2003 (the "Purchase Agreement"), with Newmont to acquire a 100% interest in the Mill Canyon property. On June 15, 2003, the Company entered into lease agreements with Newmont in connection with the Hilltop-Slaven and Pinson- Preble properties.

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims in the Cortez Mountains, Nevada. The terms of the Purchase Agreement for the Mill Canyon property consist of exploration expenditure requirements, cash and share payments and assumption of reclamation and environmental obligations. The payments due to Newmont under the Purchase Agreement include: a cash payment of US$75,000 and 200,000 Common Shares of the Company upon closing of the transaction; US$100,000 and 150,000 Common Shares of the Company one year from the date of closing of the transaction; and US$125,000 and 150,000 Common Shares of the Company two years from the date of closing of the transaction. Exploration expenditure requirements consist of US$200,000; US$300,000; US$500,000; US$500,000; and US$500,000, for each of the first five years respectively from the date of closing of the transaction. Of these expenditures, the initial US$200,000 is a firm obligation, which is not optional. Newmont retains a 3.5% net smelter return royalty ("NSR") and has a back-in right, which is exercisable within 30 days of the five-year

anniversary of closing, or upon the completion of US$2,000,000 in expenditures on the property, whichever is earlier. Pursuant to this right, Newmont can earn back a 50% interest in the Mill Canyon property by paying 250% of the total expenditures made to such date by the Company. At that time, each party would be subject thereafter to normal joint venture dilution provisions and the NSR would be eliminated. Newmont would also have certain preferential ore processing rights.

The lease agreement for the Hilltop-Slaven property consists of a lease and a sublease (the "Hilltop Lease"). Pursuant to the Hilltop Lease, the Company will lease all of Newmont's interests in approximately 50 square miles of the checkerboard property and 19 unpatented mining claims in the Northern Shoshone Range for the purpose of mineral exploration and development. The Hilltop-Slaven property consists of a 7 mile by 16 mile band astride the northwest trending Battle Mountain gold belt. Terms of the Hilltop Lease include the following expenditure requirements: US$200,000; US$300,000; US$500,000; US$750,000; US$750,000; US$1,000,000; and US$1,500,000, respectively, for each of the first seven years from the date of the agreement. Of these expenditures, the first year commitment of US$200,000 is a firm obligation, which is not optional. Upon the fifth year anniversary of the date of the Hilltop Lease, the Company must reduce its land position to ten sections. Commencing on the eighth year anniversary of the date of the Hilltop Lease, the Company must make annual rental payments if they have not satisfied the minimum expenditure requirements. Newmont will retain a 3.5% net smelter return royalty. Newmont also has a back-in right, which is exercisable within sixty days of the completion of a positive feasibility study, to earn back a 51% interest in the Hilltop-Slaven property by paying to the Company 250% of the Company's expenditures to date. At this time, the net smelter return royalty interest would be eliminated and Newmont would have a preferential ore processing right.

Pursuant to the Pinson-Preble lease agreement (the "Pinson Lease"), the Company will lease all of Newmont's mineral interests in approximately 24 square miles of the checkerboard property in the Edna and Osgood Mountains, Nevada. This property consists of a checkerboard ground covering an approximate 4 mile by 10 mile band astride the northeast trending Getchell gold belt. The terms of the Pinson Lease are identical to those described above under the Hilltop Lease, with the exception that after the fifth year anniversary of the date of the Pinson Lease, the Company must reduce its land position so that it retains no more than 50% of the original property position under the Pinson Lease.

The Company has concluded lease agreements for the Hilltop-Slaven and Pinson-Preble properties with Newmont. The Mill Canyon property transaction will close when the required state and BLM bonds have been transferred from Newmont to the Company, which is expected to occur in September 2003.

As consideration for their role in facilitating the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties and assignment of any rights or interest they may have, the Company agreed to issue to Dr. Raul Madrid and Mr. Richard Andrews, 5,000,000 of its common shares.

These shares are to be issued equally over a three year period and are subject to a provision that the properties are retained. Messrs. Madrid and Andrews are continuing their review of properties in Nevada and have agreed that further properties in which they acquire rights may be offered to the Company. The Company has also agreed to pay to Haywood Securities Inc. ("Haywood") a facilitation/introduction fee of 500,000 common shares. Subject to regulatory approval, these shares will be issued over a three year period; 200,000 shares upon closing and 150,000 shares on each of the first and second anniversaries of closing.

Victoria's material property interest is described in more detail under Item 3 below.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Description of the Company's Natural Resource Operations

Mill Canyon, Hilltop-Slaven and Pinson-Preble Properties, Nevada (the "Nevada Project")

The following information is, up to the section headed "2003 Exploration", derived from a report (the "Technical Report") dated April 25, 2003 entitled "Technical Report on the Nevada Project" prepared for Victoria by A. Douglas McLaughlin, P.Geo. and Debra W. Struhsacker, Certified Professional Geologist and Nevada Certified Environmental Manager (the "Authors"), independent geologists who are Qualified Persons under National Instrument 43-101. A copy of the Technical Report has been filed with the BC and Alberta Securities Commissions via SEDAR and is available online at www.sedar.com

Property, Description and Location

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims totaling approximately 9028 hectares and is located in Eureka and Lander Counties approximately 36 miles southeast of Battle Mountain. The property is centered at 40° 10' North Latitude and 116° 35' West Longitude.

The Hilltop-Slaven property consists of a lease and sublease of all of Newmont's mineral interests in certain sections and parts of sections, and 19 unpatented mining claims in Lander County within the Northern Shoshone Range, 17 miles southeast of Battle Mountain. Total area of the property is approximately 7000 hectares. The property is centered at 40° 17' North Latitude and 116° 50' West Longitude.

The Pinson-Preble property consists of a lease of all of Newmont's mineral interests in parts or all of approximately 52.9 square kilometres of certain sections and parts of certain sections in Humboldt County within the Edna and Osgood Mountains, 45 kilometres northwest of Battle Mountain.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

All three properties of the Nevada Project are accessible by ground transport from Elko or Winnemucca. Elko has scheduled air service from either Reno to the west or Salt Lake City, Utah to the east. It has a population of approximately 34,000 and can provide support services, equipment and labour for both exploration and mining operations.

The project area lies within the Basin and Range physiographic province of central Nevada which features north-northeast trending mountain ranges separated by alluvial filled valleys. Its climate is marked by hot summers and cool winters with precipitation less than fifty centimetres a year, most of which is snow with higher amounts falling in the mountains. Small trees, low lying shrubbery, sage and other desert plants cover the project area.

Future exploration work on the project can use many of the existing roads and trails with four wheel vehicles, but construction of additional roads may be required for some drill and trench sites. Surface mineral exploration can be conducted year round including drilling work. However there is typically snow cover in the upper elevations of Mill Canyon and Hilltop-Slaven for three to four months in the winter which may preclude geological mapping and may also require snow removal operations for any drilling work.

Mill Canyon Property

The Mill Canyon property can be reached by heading east from Elko for sixty-five kilometres on Interstate Highway #80 and then south at Exit 26 and following State Highway #306 for fifty kilometres. At the Cortez Gold Mine #2, paved to dirt roads lead south and southeast for twenty kilometres to the north end of the property. From there, trails and dirt roads allow access throughout the property. The property covers most of the northwest trending Mill Canyon, and is located mainly in Eureka County with its westernmost flank crossing into Lander County. The property is marked by extensive rock ridges and saddles with locally steep rocky and talus slopes. Topographic relief varies from the 2790 metres above sea level (ASL) in the south at Mt. Tenabo at the head of Mill Canyon to approximately 1500 metres ASL at the north end of the property beyond the canyon to Crescent Valley. There is about 5 – 10% outcrop exposed on the property.

Hilltop-Slaven Property

This property is also accessible from State Highway #306 by turning west onto Hilltop Road approximately forty kilometres south of Interstate #80, Exit 26, and then heading west and north along a series of paved and dirt roads. It can alternatively be reached from the Battle Mountain airport (Exit 233 on Highway #80) by going southeast on the Hilltop Road, a paved to dirt road. The property lies within the Northern Shoshone Range (Lander County) and is marked by a series of

canyons cutting higher relief rocky ridges. Relief in the Northern Shoshone Range varies from 2950 to 1500 metres ASL and there is about a 10% outcrop exposure on the property.

Pinson-Preble Property

The western half of Pinson-Preble is accessible from Exit 194 on Interstate Highway #80 located twenty-six kilometres east of Winnemucca while the eastern half of the property is accessible from Exit #203 approximately forty-two kilometres east of Winnemucca. Hard packed dirt roads lead to and throughout the property from the exits. The property is located within Humboldt County along the eastern flanks of the Osgood Mountains, and is underlain by a series of gently sloping hills. Relief is subdued with elevations ranging from approximately 1640 metres ASL to about 1350 metres ASL. Local ranchers use the area intermittently for cattle grazing ground.

Exploration History

Mineral exploration work in Nevada is generally reported only through government publications and the various companies' information releases, such as annual reports. Therefore the exploration history of the three properties is not known absolutely. Much of what is known about the properties before 1979 came from government sources and the remainder was derived from the Newmont data files. All three properties lie within the Battle Mountain Gold Trend with one, Pinson-Preble, located at the intersection of the Battle Mountain Trend with the Getchell Gold Trend. The Battle Mountain Gold Belt was first named by Roberts (1960) and has had considerable gold production and exploration.

Mill Canyon Property

1863-1880s	Discovery of high grade silver veins followed by, in 1869, the construction and operation of an 8 stamp mill along with a town site on the Mill Canyon creek. An unknown amount of production came from a number of small mines including Berlin, Mayes, Emma E and the Erwin I and Erwin II. Placer operations reported, but no records of production.
1900	A gravity concentrator built at Mill Canyon site to treat ore from Emma and Falconer.
1930-1937	Gold produced from Emma E; a small cyanide mill operated for a few months in 1937. Vanderburg (1988) further reports that a number of scattered adits and other disconnected workings totaling about 5,000 feet (~1525 metres) existed and that the Emma E vein was sixty metres long, approximately thirty metres in depth and varied from 0.30 to 5.5 metres in width.

1937-1942	Intermittent, but minor unknown, silver-gold production from Mill Canyon Creek.
Early 1960s	Newmont carried out rock sampling, trenching (?) and drilling.
1968	Golden Cycle Corp. did sampling, trenching (?), and three drill holes (1017 metres).
1978-1981	Homestake Mining Company ("Homestake") conducted geological mapping, rock sampling and drilled 5755 metres which included approximately nine core and approximately seventy-one rotary hammer drill holes. Their work concentrated in the south end of the property where they discovered the Chute gold prospect, and in the north end of the property around the old workings at Mill Canyon Creek. Homestake calculated that the Chute contained 423,627 tons at 0.100 ounce per ton for a total of approximately 42,000 ounces. Newmont later indicated a mineral inventory of 32,000 ounces of gold from a grade of 0.132 ounces pr ton (1,097,150 grams at 4.53 g/t Au). These historical resources are not in accordance with the categories set out in NI 43-101. They are not considered reliable since there was insufficient information available to Mr. McLaughlin. They do, however, demonstrate the possibility of finding gold mineralization of the Carlin type model on the property. There is no information available as to the categories used in the calculations.
1980s	Placer Dome drilled an estimated 88 holes totaling 6931 metres mainly in the south around Mt. Tenabo and Chute areas.
1985-1997	Santa Fe conducted extensive geological mapping, rock sampling programs, at least one IP geophysical survey, a ground magnetic and an EM survey. Santa Fe drilled approximately 142 holes totaling 32,780 metres. This work discovered the Range Front Skarn and a number of other gold occurrences.
1997-2000	Newmont conducted geological mapping, soil sampling, airborne magnetic and radiometric surveys, a Bouguer gravity survey, and drilled 18 holes totaling 6272 metres. Newmont calculated a mineral inventory of 68,800 ounces from a grade of 0.917 ounces per ton (2,348,872 grams at 31.44 g/t Au) for the Range Front Skarn. No cut-off grade was given. (This historical resource is not in accordance with the categories set out in NI 43-101. While it is not considered reliable since there was insufficient information available to Mr. McLaughlin, it does, however, demonstrate the possibility of finding

gold mineralization hosted by the skarn deposit model on the property. There is no information available as to the categories used in the calculation.)

Hilltop-Slaven Property

1860–1945	From Stewart et al (1977): There is no record of any bedrock production on the Victoria held property except possibly for part of Dean. This actual site location is unknown with respect to the Victoria property and needs to be checked in the field. At Dean, an unknown amount of gold was produced from quartz veins in quartzites and quartz monzonite porphyry. The veins varied from several centimetres up to three metres in width and were mined to a depth of 150 metres. The veins may extend onto the Victoria property. The entire region has undergone intermittent exploration and mining for mainly gold, although silver was mined at the Kattenhorn and Betty O'Neal Mines outside of the property. Placer gold has been mined throughout the region as well, but there are no complete records of any production from the Hilltop-Slaven property. Small amounts of barite productions were reported from two mines within Slaven Formation cherts, along with minor manganese elsewhere; exact location and production figures are not known.

Pinson-Preble Property

1885-1936	Minor manganese was produced from Golconda area west of Section 31 before 1918. Tungsten mineralization reported in area, but the exact location is unknown. An unknown amount of gold produced between 1905 and 1917 from adits in area with 600 metres of underground workings reported. Workings not located in field so it is unclear if any of these are on sections controlled by Victoria. Silver Coin, not on the property, produced 31,000 ounces of silver from 700 tons of ore between 1918 and 1924. Small placer gold operations reported throughout area.
	From Newmont database:
1983-1984	Pinson Mining Company drilled an unknown number of drill holes on the property.
1988-1997	Santa Fe completed geological mapping, rock sampling and an unknown amount of drilling over parts of the property.
1990s	Newcrest Mining Limited completed an unknown number of drill holes.

1997-2000	Newmont conducted airborne magnetic and radiometric surveys, a Bouguer gravity survey, a CSAMT survey and drilled an unknown number of drill holes. Also completed data compilation work in Silver King area.

Geological Setting

Regional Geology

The Nevada Project properties are located in the Great Basin of central Nevada. This part of Nevada is underlain by a structurally complex regime of allocthonous and autothonous terranes all intruded by series of magmatic events.

During the Early Paleozoic, carbonate platform sediments developed in the east along the old North American continental margin coevally but inboard of a more westerly, deeper water sequence of fine grained siliciclastics and cherts. Subsequently, during the Lower Devonian to Early Mississippian Antler Orogene these western assemblage rocks (Upper Plate) were thrust over the eastern carbonate sequence (Lower Plate). After the thrust emplacement of the Upper Place rocks, they were then partly eroded and overlain by the Antler overlap sequence and its eastward equivalents of later Mississippian through Permian age which partially cover both eastern and western older Paleozoic continental margin assemblages. A similar, but later thrust event emplaced Upper Paleozoic siliciclastic rocks over the coeval Antler Sequence. This event is referred to as the Sonoma Orogeny and was closely followed by the Humboldt Orogeny, representing latest Paleozoic extensional tectonic activity. During this latter event the entire lower to upper Paleozoic lithologic package was disconformably overlain by Pennsylvanian and Permian carbonates and more clastics. Two Mesozoic tectonic events complete the dominantly compressional structural history of the area.

Beginning in the Early Tertiary, the structural regime became an extensional environment with the development of northwest trending boundary faults along with major volcanic activity and the deposition of local sediments. This extensional activity continued through Late Eocene and Middle Oligocene with the development of northwest striking normal faults accompanied by well developed fracture systems, together with northeast and north-south trending faults.

Three ages of intrusions have been identified in the Battle Mountain gold Belt: Late Jurassic (168-143 Ma), Cretaceous (128-0- Ma) and Eocene to Oligocene (40-30 Ma). The latter occur as stocks and dykes, which are likely coeval with the gold mineralization in the Carlin Trend.

Property Geology

Introduction

The property geology is from Newmont and the earlier companies' work. This has been supplemented by government publications as referenced accordingly.

Mill Canyon Property

The property is underlain by a northwest trending sequence of Paleozoic sedimentary rocks, intruded by Jurassic to Tertiary intrusives. Rocks of the Upper Plate Assemblage occur in the northeast corner of the property and are composed of fine grained siliceous siltstone, argillite, chert and local limestone belonging to the Vinini and Four Mile Formations. These formations have been thrusted over the Lower Plate assemblage rocks, found in the southwest half of the property along the northwest striking and northeast dipping Roberts Mountain thrust. The lower plate rocks consist of silty limestones belonging to the Silurian age Roberts Mountain Formation overlain by the more massive limestones of the Devonian Wenban Limestone. Both units contain thin clastic beds. Several drill holes have intersected pre-Roberts Mountain stratigraphy at depth, including the Hanson Creek Formation and the Eureka Quartzite.

In general the sediments strike northwest to northeast and dip moderately to the east. Small scale folds within the Paleozoic rocks were observed on the property by the author.

The central part of the property is underlain by the Jurassic age Mill Canyon stock (158.4 Ma). It is typically a massive, medium grained biotite quartz monzonite with local porphyry areas. A younger Cretaceous or Tertiary diorite intrudes the older stock just south of the Roberts Mountain thrust. In the field it outcrops as a sub-horizontal layer with well developed joints perpendicular to these layers suggesting it was emplaced as a shallow sill. Much of the unit and the nearby parts of the Mill Canyon stock display extensive fracturing along northwest, north-south and northeast strike lines. These areas of higher fracture density are often accompanied by a quartz-sericite-pyrite alteration with the mafic minerals altered to chlorite and sericite.

A number of north-south, northwest and northeast trending fault zones have been mapped on the property. The northeast to southwest striking and moderately north dipping Range Fault cuts the northern part of the property and is part of the Basin and Range Crescent Valley fault system.

While the bedrock in the upper elevations of the property (southern two third approximately) is locally covered by recent alluvial deposits, there is about 10% outcrop exposure. Thick alluvial deposits of unknown thickness cover the northern part of the property within the Crescent Valley.

Hilltop-Slaven Property

Most of the property is underlain by the Ordovician Valmy Formation of the Upper Plate assemblage that has been thrust over the Lower Plate rocks belonging primarily to the Silurian to Devonian formations. The main contact is a northwest trending fault line, but in fact the rocks occur in a very complex collage of thrust slices within the Roberts Mountain thrust plane. Regionally the rocks of the Valmy have been mapped directly above the thrust plane although locally they are in contact with the Silurian Elder or Devonian Slaven Formations.

The Valmy consists of quartzites, chert, sandstone and shales. The Slaven is composed mainly of thinly bedded black chert with local black shale layers, with feldspathic to arkosic sandstones making up the Elder Formation. The Elder Formation may underlie much of the westernmost sections of the property.

A series of northwest trending Tertiary diorite, granodiorite and monzonite porphyry intrusives intrude the Paleozoic rocks. To the east and north a thick sequence of Miocene basaltic andesite volcanics overlies the property.

Pinson-Preble

The Pinson-Preble property lies at the intersection of the northwest end of the Battle Mountain Gold belt with the fifty kilometre long and northeast striking Getchell Gold Trend. The property is on the eastern flank of the Osgood Mountains and there is less than 1% outcrop.

The highest structural unit is the Upper Paleozoic Golconda allochthon, which sits in thrust contact over the Antler Sequence at Edna Mountain and over similar units in the Osgood Mountains. Unconformably below the Antler Sequence are the Lower Paleozoic rocks including the Comus, the underlying Preble Formation, and below it, the Osgood Mountains quartzite. Also in the Osgood Mountains are abundant outcrops of the Cambrian Harmony Formation, whose relation to the other Paleozoic rocks is a subject of controversy.

The best outcroppings on the property are Tertiary age basalt flows that cap the older Paleozoic sequences. These volcanics form a prominent north to south trending ridge immediately west of the Silver Coin and Silver King adits in the southeastern half of the property.

Project Mineralization

General

Victoria has commenced exploration work on the project. Work is being conducted from a Nevada, USA based field office under the direction of Dr. Raul Madrid and reporting directly to the Vice President of Exploration, Victoria.

Mill Canyon

Exploration work on the property has identified a number of gold occurrences representing mainly Carlin type and gold skarn mineralization. The Carlin type gold occurrences on the property are hosted by both the Wenban limestone and Roberts Mountain Formation. These occurrences are generally marked by increased fracturing, decalcification, pervasive to silica veining and the presence of sulphides (or an oxide equivalent). As observed at the Open Cut zone on surface there can be a distinct increase in the amount of intrusive dykes present. Gold mineralization was also observed in drill core from skarn altered Wenban limestone at the Range Front Skarn. The most substantial and developed of these will be discussed here.

Carlin Type Targets

Open Cut

This zone is located south of a flexure in the Mill Canyon stock and strikes northwest to southeast for about 1100 metres and is up to 90 metres wide. It has been defined by a series of similarly trending intrusive dykes cutting decalcified Wenban limestone close to the contact of the stock. Much of the recent exploration by Newmont took place between 1997 and 1999, and focused on a 200 metre long section extending southeast from the old Emma E working within the stock from where a large open trench area with a number of old adits and "glory holes" are exposed extending into the Wenban limestone.

The zone is underlain by northwest striking and east dipping (60-70°) highly fractured limestone beds that have been intruded by a series of monzonite to diorite dykes possibly up to 60 metres wide. Drilling intersected a variable amount of calc-silicate skarn and marble developed after the limestone, along with intermittent silicification, quartz veins, and sulphidizatin. Realgar, stibnite and pyrite are the reported sulphides. At the northwest end of the zone there is a number of northwest trending, but west dipping, fractures present in the limestone along with sets of tightly spaced north-south trending fractures. Rusty weathering quartz veins and vein breccias are found in both sets of fractures.

Channel sampling by Newmont outlined a number of mineralized sections. The best section assayed 8.23 grams per tonne over 82.3 metres along a northwest trending trench cut parallel to bedding. Additional sampling 60 metres to the northwest outlined 6.95 grams per tonne gold over 27.43 metres. Newmont subsequently drilled six holes (1172 metres) perpendicular to bedding and parallel set of fractures, along a 200 metres strike length.

The best drill intercept was NMC-2, which intersected only 0.43 grams per tonne gold over 7.62 metres so the source of the gold in the channel samples has not been explained. In addition, neither the northwest nor the north-south trending fracture sets have been adequately tested with drill holes drilled perpendicular to the dip of the fractures; nor the plunges of their intersections.

Twenty-four drill holes by Placer Dome, Homestake and Santa Fe tested the area around the Open Cut trend within a 550 metre long and 180 metre wide area prior to 1997 work by Newmont. However no significant gold mineralization was noted in the records. Many of the drill holes were short (seven less than 30 metres in length).

Scorpion Point

The zone was discovered by Santa Fe through prospecting which located a black-green colored jasperoid that assayed 464.6 g/t Au (composite rock sample likely). Subsequent work found more gold bearing jasperoids to the east and outlined an arsenic, mercury and antimony soil anomaly. A single drill hole (DML-138) targeted the zone, but was stopped at ten feet due to severe weather and road conditions. Eleven drill holes drilled by Santa Fe southwest of the cancelled drill hole, but on unknown targets, intersected limestones and two intersected good gold values; 5.01 g/t Au over 15.24 metres from DML-41 (3.04 – 18.28 metres depth), and 4.49 g/t Au over 10.67 metres DML-39 (24.39-35.05 metres depth). However their relationship with the Scorpion Point surface mineralization is unknown at this time.

Newmont later described a series of low to multi ounce gold geochemical anomalies from rock samples (likely composite rock samples) associated with anomalous arsenic, antimony and mercury occurring in jasperoid and dolomitized Wenban Limestone. They further state the geochemical anomalies occur along faults and bedding parallel structures, which dip to the northeast towards the Mill Canyon stock.

Chute Prospect

This zone of gold mineralization was discovered by Homestake from surface sampling of a silicified limestone. Homestake drilled 31 RC drill holes between 1979 and 1981 which outlined a zone of low to moderate grade gold mineralization. Later Placer Dome and Santa Fe completed additional drilling. Homestake calculated a mineral inventory from its drill work.

The area is underlain by limestones of the Wenban which strike northwest and have steep northeast dips, similar to the rest of the property. Homestake drilling defined an east to west trending mineralization zone within a surface area 240 metres by 90 metres. The zone was interpreted to occur in the hanging wall of an 80° trending fault that dips approximately 80° to the south. The gold mineralization extends from surface to a depth 100 metres below surface although there are some isolated drill intersections 200 metres below surface. From the drill sections the mineralization forms a wedge shape zone extending outwards from this interpreted east-west structure and parallel to the slope of the hill (sub-parallel to apparent bedding). Two drill holes, MC-02 and HMH-31, are near the interpreted structure and carry higher grade gold values. A second north northwest trending fault was interpreted to cut the gold bearing zone on its eastside.

Select Drill Assays Results, Chute Prospect
(Homestake work only)

Drill Hole (type)	From (metres)	To (metres)	Drill Width (metres)	Gold grams Per tonne	Apparent Width (m)*
HMH-31 (RC)	35.05	71.63	36.58	4.83	25.86
MC-2 core	1.52	47.24	45.72	3.91	Unknown, near structure
HMH-39 (RC)	123.44	135.64	12.22	2.16	8.64
HMH-38 (RC)	175.26	190.50	15.24	1.58	5.64
HMH-43 (RC)	4.57	7.62	3.05	1.47	2.16

- Drill holes are vertical and have not corrected for variations in dip or azimuth; therefore intersections could be smaller.

A review of some of the core intersections by Mr. McLaughlin indicates recrystallized Wenban limestone is the host rock. It has been cut by multiple fractures carrying thin quartz veins and vein breccias (<1 centimetre as observed) both parallel and oblique to bedding planes. Iron oxides and disseminated pyrite extend outwards from the fractures and veins. The true widths are estimated from the Homestake drill sections, which correspond approximately to many of the observed bedding to core axis angles measured by the author.

The Placer Dome or Santa Fe drill data did not continue with Chute exploration activities after their drilling completed.

Metallurgical tests by Homestake identified an oxide, mixed oxide-sulphide and sulphide present which collectively returned 85% gold recovery. It also identified carbonaceous material present in the tested core and reverse circulation rock chips.

Erwin-Berlin Area

This area is located in Wenban Limestone adjacent to the northern margin of the Mill Canyon stock. Newmont reported a 1500 metre by 900 metre rock geochemical anomaly (composite rock samples likely), of arsenic, antimony, mercury and some fractured controlled gold at the ppm level. The area is cut by high angle west northwest trending structures that dip to the north and are parallel to the southeast part of the Mill Canyon stock. Only a few drill holes tested below the interpreted Roberts Mountain thrust. Homestake and Placer Dome reported composite rock samples with greater than 15.0 g/t Au, but Santa Fe completed 14 drill holes with no significant gold values although Wenban limestone showed bleaching and local marble and diopside near the intrusive.

Other Zones

A number of other prospects were noted during the data review, but there is insufficient information available to assess their merits at this time. None of the sites were visited by Mr. McLaughlin, primarily due to snow cover.

Breccia City — This zone occurs along the west northwest contact of the Mill Canyon stock with the Wenban limestone. A zone of brecciation, decalcification of the limestone, weak to moderate silicification has been traced out along surface for 580 metres within 60 metres of the intrusive contact. Disseminated sulphides are reported, but no assay numbers could be found in the date review.

OMG Fault Zone — Newmont describes this as a zone of calc-silicate alteration (skarn?) 425 metres long developed in Roberts Mountain Formation along the contact with the Mill Canyon stock. It is associated with sulphidic jasperoids and brecciated dykes.

Four Mile — Newmont defined a deep skarn/porphyry target by pervasive altered upper plate rocks associated with elevated Au (to 6.5 g/t), As, Bi, W, and 0.10% Mo. No detailed maps observed only reports.

Tenabo — Drill holes reported with gold mineralization in the southwest corner of the property, within Roberts Mountain Formation, records indicate much of the drilling done here was on the Placer Dome side of the property line.

Gold Skarn Targets

Skarn and what is described as calc-silicate alteration are reported in both the Wenban Limestone and the Roberts Mountain Formation limestones throughout the property. However, to date only one significant skarn zone has been found on the property.

Range Front Skarn

Newmont and Santa Fe technical reports provide a good review of the zone. A number of drill core intersections were viewed by Mr. McLaughlin and cut core samples were taken for check assays.

The prospect has been outlined by 38 drill holes drilled by Santa Fe with collar spacings varying from 12 metres to 38 metres. All but six of the drill holes were vertical and most were core. Newmont relogged the drill holes in 1999 and completed additional sampling and check samples. The area has been reclaimed and the only remaining drill collar site is the casing for drill hole CML-117 and picket for drill hole CML-132. The mineralized skarn is located at the north end of the property at or just south of the young Basin and Range structure and is about 1100 metres laterally north of the nearest surface exposures of the Mill Canyon stock.

As interpreted by Newmont, the mineralized skarn is a horizontal body located approximately 100 to 150 metres below surface with a pronounced northeast to southwest elongate shape. It is hosted by a calc-silicate skarn developed after Wenban silty micrite limestones, which regionally strike northwest and dip moderately to the northeast. Vesuvianite, diopside and phlogopite are the main calc-silicate minerals along with substantial calcite. A number of altered dykes are noted in the drill logs and cross-sections, but no other intrusive bodies were recognized.

High grade gold mineralization occurs with skarn associated often with bornite, chalcopyrite and molybdenite. The sulphides vary from minor disseminations to semi-massive and vein-like. An unknown grey to blue coloured sulphide may be a bismuth bearing mineral as noted by the petrographics studies. Minor amounts of arsenopyrite, pyrrhotite, and tellurides were detected by microprobe work and quartz veins are locally present.

The following table presents a range of drill hole intersections from the skarn.

Select Drill Hole Assay Results, Range Front Skarn

Drill Hole (type)	From (metres)	To (metres)	Width (metres)	Gold grams per tonne	True Width
CML-60	137.98	146.94	8.96	136.08	Unknown
CML-65	140.51	142.13	1.62	84.00	Unknown
CML-112	145.08	148.74	3.66	23.38	Unknown
CML-132	132.89	137.16	4.27	5.21	Unknown
CML-135	122.22	130.15	7.93	2.30	Unknown

The skarn zone contains some very high grade gold mineralization associated with high silver and copper values. The precious metals show a good correlation with bismuth and molybdenum as well.

The Cu-Au and Ag/Au rations are compatible with Ray (1996). A number of gold grains and likely electrum were seen both with the sulphides and in the main skarn groundmass. The skarn and local sulphide bands are parallel to the remnant bedding in the limestone and are at moderate angles to the core axis (40-50° often, locally 20-30°). This suggests a moderate to steep dip for both the bedding and skarn. The reason for this variance to the apparent horizontal layering of the unit as single entity is unknown this time. The only other prominent sub-horizontal feature on the property is the Cretaceous or Tertiary diorite sill that cuts the Mill Canyon stock.

From Metres	To metres	Width metres	Au ppm	Ag ppm	Cu ppm	Bi ppm	Mo ppm	Cu/Au ration	Ag/Au ratio
136.82	137.22	0.40	0.31	0.28	49	4	0	157.7	0.9
137.22	137.98	0.76	0.82	1.92	371	17	255	451.4	2.3
137.98	138.74	0.76	11.13	6.92	644	91	571	57.9	0.6
138.74	139.05	0.30	26.64	10.10	697	57	1140	26.2	0.4
139.05	139.57	0.52	42.29	11.45	1060	33	2170	25.1	0.3
139.57	140.27	0.70	132.02	27.30	2110	257	917	16.0	0.2
140.27	140.73	0.46	34.83	12.40	2190	92	262	62.9	0.4
140.73	141.31	0.58	359.01	69.60	3730	1095	421	10.4	0.2
141.31	141.82	0.52	327.47	1143.84	88500	3180	60	270.3	3.5
141.82	142.46	0.64	151.47	1157.53	107000	488	10	706.4	7.6
142.46	142.89	0.43	537.81	25.30	2850	128	3	5.3	0.0
142.89	143.38	0.49	189.01	1205.48	119000	<2?	70	629.6	6.4
143.38	143.90	0.52	171.78	869.86	74500	<2?	3940	433.7	5.1

Additional drilling by Santa Fe seems to have reduced the likelihood of any extensions to the skarn zone. However in an effort to find additional gold skarns, Newmont drilled seven holes ranging up to 1100 metres southwest and west of the centre of the skarn (approximately drill hole CML-60) and intersected some significant mineralized sections. Drill hole NMC-10 which assayed 6.47 g/t Au over a drill width of 7.62 metres and is located 425 metres from CML-60, and drill hole NMC-12 assayed 97.89 g/t Au over a drill width of 1.52 metres. The latter hole is located approximately 600 metres from CML-60.

Intrusive Hosted Fractured Control Gold Deposits

Mill Canyon Stock

A number of the old workings appear to have focused on the high grade gold found in veins within the Mill Creek intrusive or along its northern margin with the underlying carbonate rocks. This includes the Emma E mine at the northwestern end of the Open Cut Zone, plus the old Berlin and Erwin Mines. Elliot et al (1968) reports a number of gold and silver bearing veins occur along

steeply dipping north-northeast and north-northwest trending structures. Newmont mapped a series of northeast and northsouth trending structures associated with quartz-pyrite-sericite alteration that carried silver values (22 composite rock samples carried 175 to 500 g/t Ag).

Unfortunately the old workings are not readily accessible and only the dump material has been sampled. Elliot reports six rock samples (composite rock samples?) that analyzed between 12 and 25 ppm Au. The margin of the intrusion shows extensive quartz sericite pyrite alteration developed with a strongly fractured monzonite and quartz monzonite. However the author's two composite rock samples, taken from a rock dump along the north side of the intrusion, assayed less than 1.0 gram per tonne gold.

Hilltop-Slaven Property

There was no comprehensive geological data available to review for this property. However a digital database consisting of 17,986 rock samples, 18,780 soil samples, 3,701 stream samples and 74 miscellaneous samples was observed. It is not clear whose samples these are and how many are located on the Victoria property. All samples carried a number, location in UTM coordinates, and some analytical results. The data will need to be plotted and integrated with the property boundaries, i.e. sections, and the geology in order to assess their significance.

Preble-Pinsion Property

There was no comprehensive geological data available to review for this property. An unknown number of drill holes by Santa Fe intersected "weak gold mineralization in the upper thirty metres of the Vinini formation below the Tertiary volcanics". Also the company's geological mapping identified a series of northsouth trending fractures associated with silica, jasper and iron oxides. No gold analyses were seen.

The data presented is not likely representative of the property's exploration potential and needs to be integrated to properly define specific targets at this time. However the airborne radiometric and magnetic surveys, and ground Bouguer gravity surveys completed by Newmont will provide a good base for property scale geological mapping and structural work. The limited drill data available will assist, nonetheless, in identifying favourable lithologic areas and structural targets.

Similar to Hilltop-Slaven a digital database containing 2598 rock samples, 2115 soil samples and 4124 stream samples was reviewed. All samples carried a number, location in UTM coordinates, and some analytical results. The data will need to be plotted and integrated with the property boundaries, i.e. sections, and the geology in order to assess their significance.

Drilling

Mill Canyon Property

From data provided by Newmont there were 328 drill holes drilled on the property for a total of 52,755 metres. Most of the drill holes were vertical. A small number of these appear to have been pre-collar dill holes, but the exact number is unknown at this time.

The four companies used core, reverse circulation (RC), and hammer rotary percussion methods, but there was no other information available on the drilling techniques.
Most of the drilling was directed to the detailed evaluation of four areas; Range Front Skarn, Chute, Tenabo, plus a number of drill holes following the southern part of the contact of the Paleozoic sediments with the Mill Creek stock.

An estimated true thickness is presented in Table II for the Chute mineralized zone. In the Range Front Skarn Newmont had estimated true thickness for the drill intersections, but there was insufficient information available for Mr. McLaughlin to comment. There is also insufficient information to comment on true thickness of any of the other mineralized zones found on the property.

The core examined from the Chute and Range Front Skarn area seemed to have good recovery rates.

Hilltop-Pinson Property

Victoria has not completed any drill holes on the property. No indication of any drilling by Newmont or Santa Fe.

Pinson-Preble Property

Victoria has not completed any drill holes on the property. No drill core was seen from this property, but a few drill cross sections were seen. There is insufficient information to comment on the earlier drill work.

Sampling Method and Approach

There is no written record of the sampling method and approach completed on the Mill Canyon property. Therefore a number of drill sections, assay sheets and digital data were examined in attempt to ascertain sampling methods. The RC drilling program records indicate samples were commonly taken from five foot lengths, which is the usual interval that the drill returns are collected and bagged at a drill site. Core samples intervals, when cross referenced with drill logs showed the sample intervals corresponded to lithologic or mineralization intervals. Samples were also taken

outside zones of obvious mineralization and these intervals, where noted, corresponded to either lithologic boundaries or seemed to represent a larger systematic sampling approach. For example, a number of drill holes at the Chute prospect were sampled at five foot intervals from top to bottom.

The entire sample collection process for drill core and drill chips seemed to have been conducted systematically and would have generated representative samples. There are no indications of any drilling, sampling or recovery factors that could have materially impacted the accuracy and reliability of the results although this cannot be confirmed since no records of any Quality Control Programs were seen. However as a guide to gold mineralization the results are acceptable.

The rock and soil results were not examined.

No information was available on the sampling method and approach to the Hilltop-Slaven and Pinson-Preble properties.

Sample Preparation, Analyses and Security

Analytical sheets from Chemex Laboratories for the Santa Fe and Newmont sampling programs indicated the two exploration companies were using sample preparation and analytical methods convention to the industry in those years. ICP analyses were completed on drill core, drill chips, surface rock and soil samples. In addition, fire assays with a gravimetric finish were done on many drill core and drill chips. The original assays at the Range Front Skarn were completed with one assay ton Fire Assay.

There was no information provided regarding the sample collection, shipping and storage completed by the previous companies. Currently the drill core from the Homestake, Santa Fe and Newmont drill programs is stored at Newmont's Maggie Creek facility located north of Carlin. The core is stored in wax-impregnated cardboard boxes holding about three metres sections and covered by heavy plastic tarpaulins. While not locked, it is not readily accessible to the general public because it is fenced.

The only reference to Quality Control was a check of sample material by Barringer Laboratories Inc. in 1993 from drill holes CML-60, CML-64 and CML-67. The results were ambiguous however, and it is not clear whether the pulps or oversize material were re-assayed.

In Mr. McLaughlin's opinion, the adequacy of sampling, sample preparation, security and analytical process are sufficient to allow the results to serve as a guide for gold mineralization. They are insufficiently documented to allow for the calculation of a resource under National Instrument 43-101.

No analytical data or sample protocol was observed for the Hilltop-Slaven or Pinson-Preble properties.

Data Verification

This report was written from geological data, reports and maps that Victoria received from Newmont. For the Mill Canyon property the data set is a representative, although incomplete, record of exploration. A number of assay sheets were correctly matched with digital data sheets. Weighted assays were calculated from drill hole CML-60 in the Range Front Skarn and the results matched as well.

At this time, the dataset is insufficiently organized for both the Hilltop-Slaven and Pinson-Preble properties in order to comment.

Thirteen split core and rock samples were taken from the Mill Canyon property in order to confirm the presence and magnitude of gold mineralization. The table below summarizes the results:

Drill Hole, Area and Sample Type	Zone Interval (metres) or type	Check sample #	Original Result Au grams/tonne	Check Result Au grams/tonne
CML-64	7.6 composite from 141.88-143.26 metres	310118	0.07	187.90
CML-92	6.4 cm composite from 142.64-142.86 metres	310119	32.26	23.31
CML-94	7.6 cm composite from 114.85-115.06 metres	310120	18.51	62.87
Open Cut, rock	Composite from qtz vein	310122	None	0.64
Open Cut, rock	Composite altered 1st.	310123	0.34	0.01
Mill Canyon, rock	Composite altered intrs.	310124	None	0.43
Mill Canyon, rock	Composite altered intrs.	310125	None	<0.01
CML-60	142.46-142.89 metres	310128	538.43	118.80
CML-60	142.89-143.38 metres	310129	189.22	101.00
CML-60	143.38-143.90 metres	310130	171.98	225.40
MC-02	18.29-19.81 metres	310131	8.43	7.06
MC-02	16.76-18.29 metres	310132	8.78	7.87
Open Cut, rock	Composite altered 1st	310135	18.10	21.93

The HQ size core samples available for sampling from the Range Front Skarn and the Chute Prospect had been previously cut in half presumably for the original samples. For this verification process the remaining half core splits were cut in half again (quartered) with one quarter split sampled and the remaining quarter split returned to the core box. The samples from CML-60 and MC-02 are from the entire original interval sampled, while the samples from CM-64, CML-92 and CML-04 are composite samples from a larger original sample interval. The surface rock samples are composite samples only.

The drill core results clearly demonstrate the presence of gold from the Range Front Skarn and the Chute Prospect and its magnitude is comparable to the original companies' work. There is evidence of a nugget affect however. This is noticeable in sample 310118, which assayed 187.9 g/t Au from a 7.6 cm long core sample, essentially a composite grab sample with sulphides present. The original sample taken over 1.38 metres assayed only 0.07 g/t Au.

The samples from the Chute prospect are more consistent and the slightly lower values (11 to 17 per cent lower) may also reflect a slight nugget effect related to sample size.

Overall the variations may also be amplified by the difference in sample sizes. Note the one quarter splits are only one half the volume of the apparent original sample size.

The rock samples are more erratic, but again the presence of gold is confirmed.

Three standard samples were inserted with the core and rock samples submitted to the Assayers Canada Lab who carried out the analytical work. Assayers Canada participates in the CCRMP (Canadian Certified Reference Material) Project and submits samples twice a year for outside checks to maintain their position in the project.

Two of these standards reported values within the acceptable analytical range, while the third standard reported 9.40 grams per tonne, slightly lower than the acceptable range of 9.49 to 10.49 grams per tonne Au. The slight under-reporting is not considered important here since the values from the reported rock and core samples contained sufficient gold for the data verification process. It could, however, explain the slightly lower values for gold in the Chute mineralized zone.

While the results indicate there is gold present in the samples, the reproducibility is low especially for the gold sections from the Range Front Skarn. A systematic Quality Control program employing standards, blanks and duplicates should be implemented with any future analytical program that Victoria may carry out. The Company will need to sample and analyze large sample sizes, and use metallic screen assays in order to constrain any nugget effect especially in the skarn exploration work program.

On the Hilltop-Slaven property a single composite rock sample was taken from an altered felsic dyke cutting Paleozoic sediments; it carried slight amounts of gold. The result has no impact on the property's merit.

Two samples were taken from the area of the Silver King adit on Pinson-Preble. One sample did not have any detectable values of gold and the other only 0.33 g/t Au. The result has no impact on the property's merit.

Conclusions

Mr. McLaughlin's conclusions in the Technical Report are as follows:

Mill Canyon Property

Significant gold mineralization has been found on the property by previous exploration work. These occurrences represent both the Carlin type and the gold skarn model which have been a significant source of gold in the State of Nevada. Two well defined zones of these mineralization types have been outlined on the property.

In the central part of the property, at the Open Cut Zone, Newmont has defined a continuous zone of surface mineralization striking northwest and grading up to 8.23 g/t Au over 82.30 metres on surface. Unfortunately drilling of this zone along its apparent downdip extension along east dipping fracture and/or bedding planes did not intersect any gold mineralization and therefore the gold mineralization outlined on surface remains unexplained. A pronounced fracture pattern striking similarly as the bedding and the accompanying set of fractures, but dipping oppositely to the west contains quartz vein breccia within altered limestone with weak gold mineralization. A second prominent set of fractures strike to the north and dip steeply to the west. Both sets of structures show evidence of hand cobbing by miners in the past. Drilling by Newmont did not test these fracture systems.

At the Range Front Skarn, significant drill intersections of gold mineralization have been found. However the immediate potential to extent the immediate mineralized area seems limited. The lack of high temperature and low iron calc-silicate minerals along with the high gold and bismuth values suggest the Gold Range Skarn is a distal oxidizing skarn (Ray 1996). The association of gold with the large amount of copper mineralization is not a common characteristic. At Fortitude, for example, the gold mineralization is distal and outboard of the inner copper rich parts of the skarn. This type of gold skarn could occur elsewhere on the Mill Canyon property in the prospective carbonate stratigraphy represented by both the Wenban Limestone and the Roberts Mountain Formation. Conduits for skarnification via preferred beds or structures should be looked for carefully. Conventionally mineralized skarn developed closer to the intrusion is more apt to be gold poor, but

copper rich. Newmont's successful drill intersections of mineralized skarn west and south of the Range Front Skarn, confirms skarn potential elsewhere on the property.

Elsewhere on the property a number of Carlin type gold occurrences are hosted by the Wenban Limestone and limestones of the Roberts Mountain Formation. Further south near the southeast corner of the property, the Chute prospect represents a low grade zone of gold mineralization that has been defined over a very limited area.

Gold and silver bearing quartz veins occur throughout the Mill Canyon stock associated with an extensively fractured rock and a sericite-quartz-pyrite alteration assemblage. This mineralization does not appear to have been evaluated on the property.

Hilltop-Slaven Property

This is a very large property that has had little documented exploration work. There is an extensive geochemical database ready for evaluation, but it needs to be combined with a property scale geological and structural mapping program. It is well located within the center of the Battle Mountain Gold Trend and clearly needs a systematic exploration approach.

The most important rock type on the property could be the Valmy Formation which hosts the Placer Dome Hilltop gold deposit, and underlies much of the Victoria property. Since the mineralization at Hilltop is confined to quartz veins, fractures and open space filling of brecciated sections in the siliceous and fractured sediments of the Valmy, detailed structural mapping combined with extensive rock sampling should provide an easy exploration tool to evaluate this property.

Pinson-Preble Property

Similar to the Hilltop-Slaven property this is a large property that has only limited information available on it and no clearly defined gold mineralized zones present on the property. It also requires detailed structural and geological mapping to fully assess its potential. Large scale structures are important at localizing mineralization at the adjacent Pinson and Preble Mines and property scale exploration for Victoria should concentrate on identifying these structures. Similar to the Hilltop-Slaven property, an extensive geochemical database needs to be combined with the information available from the earlier Newcrest and Santa Fe drill programs and used in conjunction with a property scale geological mapping and structural program.

Its location within the intersection of two prominent gold trends and, specifically, near the former Pinson Mine and the higher grade rocks of the Getchell Deposit indicate the property warrants additional exploration.

Recommendations

Mr. McLaughlin's recommendations in the Technical Report are as follows:

General for all Three Properties

1) Compile the entire database acquired from Newmont.
2) Select specific areas on all three properties for detailed field structural studies based on known gold mineralization and structural complexities including the prevalence of extensive fracture zones and their intersections.
3) Employ a Quality control program in any drill or rock analytical program concentrating on the identifying and constraining a nugget affect from mineralization such as that found at the Range Front Skarn.

Additional Mill Canyon Property Exploration.

4) Detailed structural mapping in the Ocean Cut area and detailed channel rock sampling using specific fracture types as a guide.
5) Ascertain the down plunge intersections of mineralized fracture systems at Open Cut.
6) If the initial structural mapping and surface rock assay work is encouraging, complete 600 metres of core drilling in order to test the northwest and northsouth trending fracture systems and their intersections.
7) Re-log the Range Front Skarn drill intersections to confirm the apparent geometry of the mineralized zone and to identify its possible relationship to bedding, fracture zones, the reported intrusive dykes, and any regional scale structures.
8) Drill a series of holes totaling 600 metres following-up gold bearing skarn intersections encountered by Newmont drill holes NMC-12 and NMC-10 to south and west of the Range Front Skarn.
9) The first drill program should be core drilling in order to provide a better geological record for the company's initial evaluation.
10) Use the data compilation to guide a detailed structural mapping and geological assessment of the mineralized occurrences previously found on the property.

Budget for Recommended Program

Mr. McLaughlin's estimated budget in his recommended program in the Technical Report is as follows:

	Mill Canyon	Hilltop-Slaven	Pinson-Preble	Total
Property Payments	75,000	0	0	75,000
Land Fees (BLM, country)	90,000	8,000	0	98,000
Due Diligence & Technical Report	15,000	15,000	15,000	45,000
Field Office	4,000	6,000	6,000	16,000
Geology (data compilation)	5,000	5,000	10,000	20,000
Geology (property scale)	5,000	24,000	24,000	53,000
Geology (detailed)	5,000	32,000	32,000	69,000
Assays	6,000	40,000	40,000	86,000
Drilling 1200 metres (includes labour, assays)	200,000	0	0	200,000
Trenching	0	20,000	20,000	40,000
Lodging, equipment and rentals	5,000	45,000	48,000	98,000
Permits and Reclamation	5,000	5,000	5,000	15,000
Total	**$415,000**	**$200,000**	**$200,000**	**$815,000 (1)**

(1) CDN$1,200,000

In Mr. McLaughlin's opinion, the gold mineralization identified to date and its mode of occurrence is of sufficient merit to justify the recommended program.

2003 Exploration

The Recommended Program has commenced and is expected to be completed by the end of 2003 on all three Nevada properties. Geological mapping and sampling has commenced at the Mill Canyon property and a summer drill program is planned for late July or early August depending on permitting and early exploration results.

For details of Victoria's exploration and development expenditures on its mineral properties for the last two completed fiscal years see "Statements of Operations and Deficit", "Statements of Cash Flows", "Resource Properties Schedule" and Note 3 in the Notes to the Company's Consolidated Financial Statements for the year ended February 28, 2003.

Additional Information with Respect to the Company's Business in General

Offices and Employees

Victoria's business is administered principally from its head office in Vancouver, British Columbia, Canada. Effective December 31, 1996 the Company entered into a management agreement (the "Management Agreement") with Bema Gold Corporation ("Bema") whereby Bema agreed to provide to the Company, for an initial but renewable period of 12 months, office space, furnishings and equipment, communication facilities, secretarial and administrative services and personnel necessary to fulfill the day to day responsibilities imposed on the Company, to carry out and ensure

compliance with the requirements of a British Columbia public company and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $1,500 and to reimburse Bema for all reasonable direct costs, expenses and disbursements incurred by Bema on behalf of the Company, as well as a pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the personnel providing services by Bema on behalf of the Company. On January 1, 2003 the Management Agreement was extended for an additional 12 month period.

Bema is the Company's controlling shareholder, holding 30.27% of the Company's outstanding Common Shares, and Roger Richer, Clive Johnson, Tom Garagan, and Mark Corra, directors and/or officers and/or security holders of the Company, are also directors and/or officers and/or security holders of Bema. For the period March 1, 2002 to February 28, 2003 the Company was charged an aggregate of $50,700 by Bema for administrative and management services and an amount of $1,261 by Bema for project management and field work under the Management Agreement. In addition, Victoria directly employs three people at its Nevada operations.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Victoria's operations and industry, which may have a material impact on, or constitute risk factors in respect of, Victoria's future financial performance.

Exploration and Mining Risk

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

At present, the properties in which Victoria holds an interest have no known mineral resource and any proposed exploration program is an exploratory search for mineral resources.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations. Depending on the price of minerals produced, Victoria may determine that it is impractical to commence or continue commercial production.

Title Matters

While Victoria has diligently investigated title to all mineral claims and, to the best of its knowledge, title to its property is in good standing, this should not be construed as a guarantee of title. The property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Environmental and Other Regulatory Requirements

Victoria's operations in the United States make it subject to existing and possible future environmental legislation, regulations, rules and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company. The cost of compliance with governmental regulation and environmental requirements has a potential to reduce or eliminate the profitability of operations or make mineral deposits uneconomic to develop. Before production can commence on any property, Victoria must obtain all necessary regulatory approvals and there is no assurance that such approvals will be obtained without inordinate delay or at all.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company. Mineral prices have historically fluctuated widely, particularly in recent years, and are affected by numerous other factors beyond Victoria's control, including inflation, international economic and political trends, currency exchange fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit uneconomic to develop.

Currency Fluctuations

Victoria's operations in the United States make it subject to foreign currency fluctuations and such fluctuations may materially affect Victoria's financial position and results.

Financing Risks

Victoria has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements. Although Victoria has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Victoria will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Victoria may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Victoria.

Competition

Victoria competes with other mining companies, many of which have greater financial resources, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following table sets forth selected financial information of the Company for and as of the end of each of the last three fiscal years in the period ended February 28, 2003. The selected financial information should be read in conjunction with the Consolidated Financial Statements of the Company for the respective period. The Company's Consolidated Financial Statements for the year ended February 28, 2003, with the comparative information to the year ended February 28, 2002 are incorporated by reference in this AIF.

Years ended
(extracted from audited financial statements)

	February 28, 2003	February 28, 2002	February 28, 2001
Net revenues	Nil	Nil	Nil
Net Loss	$257,572	$1,539,414	$86,562
Loss per share	$0.02	$0.12	$0.01
Total assets	$153,329	$168,579	$1,604,852
Total long term debt	$397,847	$294,972	$167,710
Cash dividends paid	Nil	Nil	Nil

Dividends

Victoria has not paid any dividends on its Common Shares. The Company is limited in its ability to pay dividends on its Common Shares by limitations under applicable corporate law relating to the sufficiency of profits form which dividends may be paid. Victoria has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be used for exploration and development programs.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

The discussion and analysis set forth below contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. See section on "Risk Factors" in the AIF which elaborates on factors that may affect the Company's business and future results.

The following discussion of the operating results and financial position of Victoria for each of the years in the two-year period ended February 28, 2003 should be read in conjunction with the Consolidated Financial Statements and related Notes incorporated by reference to this AIF.

Results of Operations

Selected financial information (unaudited) of the Company for each of the last eight quarters ending February 28, 2003 is as follows:

	2003				2002			
	(unaudited)							
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	$170,064	$31,298	$33,566	$22,644	$1,471,382	$29,115	$22,836	$16,081
Basic and Diluted Loss per share	$0.013	$0.002	$0.003	$0.002	$0.115	$0.002	$0.002	$0.001

The Company reported a loss of $257,600 or $0.02 per share for the year ended February 28, 2003 compared to a loss of $1,539,400 or $0.12 per share in the same period one year earlier. The loss in the current fiscal year was mainly attributable to a $112,700 write-off of the North Carlin property and to general and administrative expenses of $137,700. The increase in general and administrative expenses during the year was due primarily to a non-cash charge of $27,700 for the fair value of stock options granted to a consultant on January 29, 2003. The loss in the previous fiscal year resulted mainly from resource property write-offs of $1,452,400.

Liquidity and Capital Resources

At February 28, 2003, the Company had cash and cash equivalents of $41,900 (February 28, 2002 - $100,900) and a working capital deficit of $70,400 (February 28, 2002 – working capital of $82,800).

On May 2, 2003 (see Subsequent Events, Note 9 to the Notes to the Consolidated Financial Statements), in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004.

Operating activities

Operating activities required funding of $106,100 during the year ended February 28, 2003 compared to $96,900 of the previous fiscal year mainly due to general and administrative expenditures.

Financing activities

The Company was advanced $82,500 and $109,400 from Bema Gold Corporation, the Company's principal shareholder, during the years ended February 28, 2003 and 2002, respectively.

As partial consideration for the right to earn a 100% interest in the North Carlin property, the Company issued 50,000 common shares at a price of $0.17 per share on September 11, 2002 and 10,000 common shares at a price of $0.15 per share on July 12, 2002. On September 13, 2001, the Company issued 50,000 common shares at a price of $0.17 per share with respect to the North Carlin property. The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.

Investing activities

On January 21, 2003, the Company announced that it had signed letters of intent for the option to acquire interests in three gold exploration properties in Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation. The three properties are: Mill Canyon; Hilltop-Slaven; and Pinson-Preble (see Resource Properties, Note 3 to the Notes to the Consolidated Financial Statements). Final mining lease agreements for the Hilltop-Slaven and Pinson-Preble properties were completed on June 15, 2003. The Company will acquire the Mill Canyon property pursuant to a Purchase Agreement dated May 13, 2003, as amended by an amendment agreement dated May 14, 2003. Final closing of the acquisition of the Mill Canyon property is expected to occur in September 2003.

During the year ended February 28, 2003, the Company spent $34,800 (on a cash basis) on resource property expenditures relating to the acquisition of its new properties and to maintenance costs on the North Carlin property. Subsequent to February 28, 2003, the Company elected to terminate its option to earn an interest in the North Carlin property and as a result wrote-off related deferred acquisition and exploration costs totalling $112,700 as at February 28, 2003.

During the year ended February 28, 2002, the Company incurred a total of $366,500 (on a cash basis) in acquisition and exploration expenditures, of which $294,100 was spent on the Red Rock property, primarily on a Phase II drilling program. Based on the results of the exploration program, the Company elected not to pursue its option to earn an interest on the Monte Cristo, Red Rock and Mustang Canyon properties located in southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures of $783,300, $623,200 and $45,900, respectively, totaling $1,452,400.

Outlook

Geological mapping and sampling has commenced at the Mill Canyon property and a summer drill program is planned for late July or early August depending on permitting and early exploration results. To the northwest, at an estimated 4 to 8 hundred metres from the western edge of the Mill Canyon property is the 3 million ounce, Cortez Hills resource recently discovered by Placer Dome. According to Placer Dome, the Cortez Hills resource occurs within the Cortez Corridor and is a disseminated gold resource in oxidized limestone or crystallized limestone. This presents a priority for the early stages of Victoria's exploration program so that an assessment of its possible extension into the Mill Canyon property can be made. The proximity of the old Cortez Mine, the Horse Canyon

Mine and new discoveries such as Cortez Hills demonstrates the excellent potential of the Mill Canyon property.

ITEM 6: MARKET FOR SECURITIES

The Company's Common Shares are listed and posted for trading on the TSX Venture Exchange under the symbol VIT.

ITEM 7: DIRECTORS AND OFFICERS

The name, municipality of residence, position with the Company and principal business or occupation in which each director and officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Municipality of Residence (1)	Position with Victoria	Principal Occupation or Employment for Past Five Years (1)	Number of Common Shares Held (1)
Clive Johnson Vancouver, British Columbia	Director since April 30, 1987	Chairman, President and Chief Executive Officer of Bema Gold Corporation	164,217
Roger Richer (2) Vancouver, British Columbia	Director since March 15, 1991	Vice President of Administration, General Counsel and Secretary of Bema Gold Corporation	145,500
Tom Garagan (2) Ladner, British Columbia	Director since August 18, 2000	Vice President, Exploration for Bema Gold Corporation	153,000
Stephen Kay (2) Scottsdale, Arizona	Director since August 18, 2000	President, Chief Executive Officer of International Minerals Corporation (formerly Ecuadorian Mineral Corporation)	105,000
Laurie McPherson Surrey, British Columbia	Secretary	Legal Assistant with Bema Gold Corporation	Nil

(1) The information as to place of residence and principal occupation not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) Denotes Member of Audit Committee.

The term of office for each of Victoria's directors expires at each annual general meeting. The term of office for the Company's officers and members of the Company's Audit committee expire at each annual general meeting. The board of directors after each annual general meeting appoints the Company's officers and committees for the ensuing year. Victoria does not have an executive committee.

Victoria's directors and senior officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 617,717 Common Shares of Victoria representing approximately 2.27% of the issued Common Shares of Victoria. In addition, Victoria's directors and senior officers, as a group, hold incentive stock options for the purchase of an aggregate 675,000 additional Common Shares in the capital of Victoria, which options are exercisable at $0.34 per Common Share. Also, Victoria's directors and senior officers, as a group, hold warrants for the purchase of an aggregate 350,000 additional Common Shares at $0.20 per Common Share until May 2, 2004.

Corporate Cease Trade Orders or Bankruptcies

No director, officer of Victoria, or a shareholder holding a sufficient number of common shares of Victoria to affect materially the control of Victoria, is or within the 10 years before the date of this AIF has been, a director or officer of any other corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation. The foregoing information, not being within the knowledge of Victoria, has been furnished by the respective directors, officers and any control shareholder of Victoria individually.

Penalties and Sanctions

No director or officer of Victoria, or a shareholder holding a sufficient number of securities of Victoria to affect materially the control of Victoria has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or, has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision. The foregoing information, not being within the knowledge of Victoria, has been furnished by the respective directors, officers and any control shareholder of Victoria individually.

Personal Bankruptcies

During the ten years preceding the date of this AIF, no director, officer or a shareholder holding a sufficient number of shares of Victoria to affect materially the control of Victoria, or a personal holding company of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of Victoria, has been

furnished by the respective directors, officers and any control shareholder of Victoria individually.

Conflicts of Interest

Victoria's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of Victoria may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of Victoria's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with *Company Act* (British Columbia), the directors of Victoria are required to act honestly, in good faith and in the best interests of Victoria. In determining whether or not Victoria will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Victoria may be exposed and its financial position at that time.

The directors and officers of Victoria are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and Victoria will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the *Company Act* (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Bema is Victoria's controlling shareholder, holding 30.27% of the outstanding shares and all but one of Victoria's directors and all of Victoria's officers are also directors and/or officers and/or employees of Bema.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Victoria's management proxy circular dated July 18, 2003 for its annual general meeting; additional financial information is provided in Victoria's consolidated financial statements for its most recently completed financial year.

A copy of this AIF, the most recent information circular dated July 18, 2003 and the most recent audited financial statements (including any interim statements for the fiscal year commencing after the date of such audited financial statements) may be obtained upon request from Victoria's Secretary at its corporate head office. A reasonable fee for copying may be charged if the request is made by a person who is not a security holder of the Company.

RENEWAL ANNUAL INFORMATION FORM

of

VICTORIA RESOURCE CORPORATION

18th Floor, 1138 Melville Street
Vancouver, BC
V6E 4S3

for the year ended February 28, 2002

July 18, 2002

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporation of Financial Statements and Management Proxy Circular

The consolidated financial statements for Victoria Resource Corporation for the year ended February 28, 2002, together with the auditor=s report thereon and the most recent Management Proxy Circular of the Company dated July 18, 2002 are incorporated by reference and form part of this renewal Annual Information Form (the AAIF≅). The Company's consolidated financial statements for the year ended February 28, 2002 are attached as Schedule "A".

CURRENCY AND METRIC EQUIVALENTS

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (ACanadian GAAP≅).

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
acres	hectares	0.404686
feet	metres	0.3048
miles	kilometres	1.609344
tons	tonnes	0.907185
ounces (troy)/ton	grams/tonne	34.2857

1 mile =	1.609 kilometres
1 yard =	0.9144 metre
1 acre =	0.405 hectare
2,204 pounds =	1 tonne (metric)
2,000 pounds/1 short ton =	0.907 tonnes
1 ounce (troy)/ton =	34.2857 grams/tonne

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meanings:

AAu≅: Gold

ACommon Shares≅: The common shares without par value in the capital of the Company, as such capital is presently constituted

Adeposit≅: A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical and economic factors have been resolved

Ag/t≅: Grams per tonne

"grade": The amount of precious metals in each tonne of ore.

"indicated mineral resource": That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral resource": That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

AMa≅:	Million years
"measured mineral resource":	That part of a mineral resource for which quantity, grade or quality, densities, shape physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
"mineral reserve":	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.
"mineral resource":	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
"mineralization":	Rock containing an undetermined amount of materials or metals.
"National Instrument 43-101":	National Instrument 43-101entitled "Standards of Disclosure for Mineral Projects".

Aore≅:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated
Aoz/ton≅ or Aopt":	Troy ounces per short ton
Appb≅:	Parts per billion
Appm≅:	Parts per million, equivalent to grams per tonne (g/t)
"probable mineral reserve":	The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
"proven mineral reserve":	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

ITEM 1: INCORPORATION

Incorporation or Organization of the Issuer

Victoria Resource Corporation (AVictoria≅ or the ACompany≅) was incorporated on September 21, 1981 under the *Company Act* (British Columbia).

On August 15, 1990, the Articles of the Company were cancelled by special resolution in order to adopt the current form of the Articles and the Memorandum of the Company was amended by special resolution to increase the authorized capital of the Company to the current 50,000,000 common shares without par value.

Victoria's registered office is located at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 and its head office and principal address is located at 18th Floor, 1138 Melville Street, Vancouver, British Columbia, V6E 4S3.

Subsidiaries

The Company owns 100% of Victoria Resources (US) Inc., a Nevada, USA incorporated company.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Victoria is a Canadian mineral exploration company engaged in the acquisition and exploration of precious metal properties. Victoria has been involved in mineral exploration, primarily in the State of Nevada during the past three years.

In July 1999, Victoria acquired the right to earn a 100% interest in the 6,200 acre Monte Cristo property located in White Pine County, Nevada. Under the agreements, Victoria could earn a 100% interest in the Monte Cristo property by spending US$1.5 million on exploration over five years and by making payments in either cash or the equivalent value of Victoria common shares totaling US$1 million over five years. The Company announced on June 17, 2002 that it has elected not to pursue its option to earn its interest in the Monte Cristo property.

The Company entered into a letter agreement dated September 7, 1999 and subsequently entered into a Land Purchase Agreement dated September 15, 2000 to earn a 100% interest in the North Carlin property from an arm's length party, Nevada Gold Exploration, Inc. ("Nevada Gold"), whose address is 1475 Sparks Street, Nevada 89431, in an arm's length transaction.

In order to earn a 100% interest in the property, Victoria reimbursed Nevada Gold for 1999 claim filing fees, assumed claim maintenance fees and committed to expend US$200,000 on exploration work over four years with the first US$100,000 to be incurred by the third anniversary date, being

September 7, 2002 ("Expenditure Date") and issuing 200,000 common shares of the Company over four years. Pursuant to an amended letter agreement dated June 3, 2002, the Company and Nevada Gold have agreed to extend the Expenditure Date for one year from September 7, 2002 to September 7, 2003. As consideration for extending the Expenditure Date, Victoria made a cash payment of US$2,500 and issued 10,000 common shares of the Company to Nevada Gold. A 2% NSR is payable to the vendor of the property upon production; however, the NSR can be reduced to 1% by making a US$1 million payment at the time a production decision on the property is made.

In June 2000, Victoria acquired the right to earn up to a 70% interest in each of the Red Rock and Mustang Canyon properties, located in the Walker Lane District of southwestern Nevada. Victoria would be required to spend an initial US$750,000 on exploration by December 2004 to earn a 51% interest in each of the two properties and then increase its interest to 70% by spending a further US$500,000 on exploration by August 2005. The Company committed to pay underlying property payments and land fees in 2000 and 2001 totaling approximately US$104,000 and to incur exploration expenditures of US$50,000 in 2000 and US$150,000 in 2001. On June 17, 2002, Victoria announced that it would not be proceeding with its option to earn up to a 70% interest in the Red Rock and Mustang Canyon properties.

Victoria=s material property interest is described in more detail under Item 3 below.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Description of the Company=s Natural Resource Operations

North Carlin, Nevada

Acquisition and Underlying Agreement

The Company entered into a letter agreement dated September 7, 1999 and subsequently entered into a Land Purchase Agreement dated September 15, 2000 to earn a 100% interest in the North Carlin property from an arm's length party, Nevada Gold Exploration, Inc. ("Nevada Gold"), whose address is 1475 Sparks Street, Nevada 89431, in an arm's length transaction.

In order to earn a 100% interest in the property, Victoria reimbursed Nevada Gold for 1999 claim filing fees, assumed claim maintenance fees and committed to expend US$200,000 on exploration work over four years with the first US$100,000 to be incurred by the third anniversary date, being September 7, 2002 ("Expenditure Date") and issuing 200,000 common shares of the Company over four years. Pursuant to an amended letter agreement dated June 3, 2002, the Company and Nevada

Gold have agreed to extend the Expenditure Date for one year from September 7, 2002 to September 7, 2003. As consideration for extending the Expenditure Date, Victoria made a cash payment of US$2,500 and issued 10,000 common shares of the Company to Nevada Gold. A 2% NSR is

payable to the vendor of the property upon production; however, the NSR can be reduced to 1% by making a US$1 million payment at the time a production decision on the property is made.

North Carlin Property

The North Carlin property consists of 69 unpatented lode claims totaling 1,425.6 acres (576.9 hectares), located at the north end of the Carlin trend, Elko County, Nevada. The property is approximately 275 kilometres north west of Elko, Nevada and approximately eight kilometres north of the Meikle mine. There is year-round access to the property via dirt road from the Carlin trend mines.

Geology and Mineralization

The North Carlin property is located at the northern end of the Carlin trend, a 60 kilometer long north-northwest trending zone of gold deposits located in the northeastern part of the Great Basin physiographic province. Most of the gold deposits consist of replacement deposits within lower plate Silurian to Devonian carbonates. An upper plate sequence consisting of siliceous sediments are thrust over the lower plate rocks by the Roberts Mountain thrust. Many of the early deposits were found within windows in the Roberts Mountain thrust.

The North Carlin property is underlain by weakly altered siliceous upper plate rocks of the Ordovician Vinini formation. These rocks are cut by northeast trending (Dee fault system), northwest trending and east-northeast trending (Coyote lineament) structures. The chemically favourable Silurian to Devonian carbonates of the lower plate rocks are 300 to 600 metres below surface. The target zone consists of the lower plate rocks at the junction with major structures. The Meikle deposit, located at the north end of the Carlin trend (approximately six million ounces) is in a similar structural zone at a depth of between 370 to 550 metres.

Previous Exploration

The North Carlin property has limited exploration history of trenching and minor drilling for barite in the 1970=s. All recent work has consisted of mapping and limited rock sampling.

There is no surface or underground plant or equipment on the North Carlin property at the present time. The North Carlin property does not have proven or probable reserves and any proposed programs would be an exploratory search for mineral resources.

Exploration and Development Expenditures for the Past Two Years

No exploration has been carried out at the North Carlin property by Victoria. For details of Victoria=s exploration and development expenditures on its mineral properties for the last two

completed fiscal years see AStatements of Operations and Deficit≅, AStatements of Cash Flows≅, AResource Properties Schedule≅ and Note 3 in the Notes to the Company=s Consolidated Financial Statements for the years ended February 28, 2002 and February 28, 2001, attached hereto as Schedule "A"

Additional Information with Respect to the Company=s Business in General

Offices and Employees

Victoria=s business is administered principally from its head office in Vancouver, British Columbia, Canada. Effective December 31, 1996 the Company entered into a management agreement (the AManagement Agreement≅) with Bema Gold Corporation (ABema≅) whereby Bema agreed to provide to the Company, for an initial but renewable period of 12 months, office space, furnishings and equipment, communication facilities, secretarial and administrative services and personnel necessary to fulfill the day to day responsibilities imposed on the Company, to carry out and ensure compliance with the requirements of a British Columbia public company and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $1,500 and to reimburse Bema for all reasonable direct costs, expenses and disbursements incurred by Bema on behalf of the Company,
as well as a pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the personnel providing services by Bema on behalf of the Company. On January 1, 2002 the Management Agreement was extended for an additional 12 month period.

Bema is the Company=s controlling shareholder, holding 41.79% of the outstanding shares, and Roger Richer, Clive Johnson, Tom Garagan, Mark Corra, and Stephen Kay, directors and/or officers and/or security holders of the Company, are also directors and/or officers and/or security holders of Bema. For the period March 1, 2001 to February 28, 2002 the Company was charged an aggregate of $50,700 by Bema for administrative and management services and an amount of $66,750 by Bema for project management and field work under the Management Agreement. Victoria does not have any employees.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Victoria=s operations and industry, which may have a material impact on, or constitute risk factors in respect of, Victoria's future financial performance.

Exploration and Mining Risk

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

At present, the property in which Victoria holds an interest has no known mineral resource and any proposed exploration program is an exploratory search for mineral resources.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations. Depending on the price of minerals produced, Victoria may determine that it is impractical to commence or continue commercial production.

Title Matters

While Victoria has diligently investigated title to all mineral claims and, to the best of its knowledge, title to its property is in good standing, this should not be construed as a guarantee of title. The property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Environmental and Other Regulatory Requirements

Victoria's operations in the United States make it subject to existing and possible future environmental legislation, regulations, rules and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company. The cost of compliance with governmental regulation and environmental requirements has a potential to reduce or eliminate the profitability of operations or make mineral deposits uneconomic to develop. Before production can commence on any property, Victoria must obtain all necessary regulatory approvals and there is no assurance that such approvals will be obtained without inordinate delay or at all.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company. Mineral prices have historically fluctuated widely, particularly in recent years, and are affected by numerous other factors beyond Victoria's control, including inflation, international economic and political trends, currency exchange fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect

of these factors cannot accurately be predicted and can render any deposit uneconomic to develop.

Currency Fluctuations

Victoria's operations in the United States make it subject to foreign currency fluctuations and such fluctuations may materially affect Victoria's financial position and results.

Financing Risks

Victoria has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements. Although Victoria has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Victoria will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Victoria may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Victoria.

Competition

Victoria competes with other mining companies, many of which have greater financial resources, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for and as of the end of each of the last three fiscal years in the period ended February 28, 2002. The selected financial information should be read in conjunction with the Consolidated Financial Statements of the Company for the respective period. The Company=s Consolidated Financial Statements for the two years ended February 28, 2002 and February 28, 2001 are incorporated by reference in this AI F.

	Years ended (audited)		
	February 28, 2002	February 28, 2001	February 29, 2000
Net revenues	Nil	Nil	Nil
Net Loss	$1,539,414	$86,562	$65,931
Loss per share	$0.12	$0.01	$0.01
Total assets	$168,579	$1,604,852	$899,776
Total long term debt	$294,972	$167,710	Nil
Cash dividends paid	Nil	Nil	Nil

Victoria has not paid any dividends on its common shares. The Company is limited in its ability to pay dividends on its common shares by limitations under applicable corporate law relating to the sufficiency of profits form which dividends may be paid. Victoria has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be used for exploration and development programs.

ITEM 5: MANAGEMENT=S DISCUSSION AND ANALYSIS

The discussion and analysis set forth below contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. See section on "Risk Factors" in the AIF which elaborates on factors that may affect the Company's business and future results.

The following discussion of the operating results and financial position of Victoria for each of the years in the two-year period ended February 28, 2002 should be read in conjunction with the Consolidated Financial Statements and related Notes.

Results of Operations

Selected financial information of the Company for each of the last eight quarters ending February 28, 2002 is as follows:

	2002				2001 (unaudited)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	$1,471,382	$29,115	$22,836	$16,081	$10,935	$34,103	$25,395	$16,129
Loss per share	$0.116	$0.002	$0.001	$0.001	$0.001	$0.003	$0.003	$0.002
Loss per share[1] (fully diluted)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1) Not reported as effect is anti-dilutive.

Results of Operations

The Company reported a net loss of $1,539,400 or $0.12 per share for the year ended February 28, 2002 compared to a net loss of $86,600 or $0.01 per share in the same period one year earlier. The loss in 2002 was mainly attributable to a write-off of $1,452,400 of deferred acquisition and exploration expenditures and to general and administrative expenses. The loss for 2001 consisted mainly of general and administrative expenses incurred at the corporate office.

Liquidity and Capital Resources

At February 28, 2002, the Company had cash and cash equivalents of $100,900 (2001 - $454,800) and working capital of $82,800 (2001 - $409,000).

Operating activities
Operating activities required funding in the amount of $96,900 in 2002 and $57,800 in 2001 due mainly to general and administrative expenses. The increased funding in 2002 was mainly due to a decrease in the Company's accounts payable balance in the amount of $32,600.

Financing activities

During the year ended February 28, 2002, the Company was advanced $109,400 (2001 - $66,200), excluding accrued interest, from Bema Gold Corporation ("Bema"), the Company's principal shareholder. In addition, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property.

During the year ended February 28, 2001, the Company sold by way of a private placement 3,475,000 units at a price of $0.20 per unit for net proceeds of $684,900. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year. In addition, in September 2000 the Company issued 50,000 common shares at a price of $0.17 per share in connection with the North Carlin property.

The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.

Investing Activities

During the year ended February 28, 2002, the Company incurred a total of $366,500 in acquisition and exploration expenditures, of which $294,100 was spent on the Red Rock property, primarily on a Phase II drilling program. Based on the results of the exploration program, the Company elected not to pursue its option to earn an interest on the Monte Cristo, Red Rock and Mustang Canyon properties located in southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $783,300, $623,200 and $45,900, respectively.

During the year ended February 28, 2001, the Company incurred a total of $535,100 in acquisition and exploration expenditures, of which $329,000 was spent on the Red Rock property, primarily on a Phase I drilling program. In addition, $206,100 was spent, mainly on claim maintenance fees and acquisition costs, on the Monte Cristo, North Carlin and Mustang Canyon properties.

Outlook

The Company is dependent upon successful completion of an additional financing arrangement and the continuing support of Bema. The mandate of the Company is to acquire projects with the potential to be high grade, low cost producers in easily accessible areas. The Company plans to continue this practice by pursuing additional projects.

ITEM 6: MARKET FOR SECURITIES

The Company=s Common Shares are listed and posted for trading on the TSX Venture Exchange under the symbol VIT.

ITEM 7: DIRECTORS AND OFFICERS

The name, municipality of residence, position with and principal business or occupation in which each director of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Municipality of Residence [(1)]	Position with Victoria	Principal Occupation or Employment for Past Five Years [(1)]	Number of Common Shares Held [(1)]
Clive Johnson Vancouver, British Columbia	Director since April 30, 1987	Chairman, President and Chief Executive Officer of Bema Gold Corporation	163,717
Roger Richer (2) Vancouver, British Columbia	Director since March 15, 1991	Vice President of Administration, General Counsel and Secretary of Bema Gold Corporation	94,500
Tom Garagan (2) Ladner, British Columbia	Director since August 18, 2000	Vice President, Exploration for Bema Gold Corporation	53,000
Stephen Kay (2) Scottsdale, Arizona	Director since August 18, 2000	President, Chief Executive Officer of International Minerals Corporation (formerly Ecuadorian Mineral Corporation)	5,000
Mark Corra Burnaby, British Columbia	Treasurer	Vice President, Finance of Bema Gold Corporation	Nil
Laurie McPherson Surrey, British Columbia	Secretary	Legal Assistant with Bema Gold Corporation since May 1997	Nil

(1) The information as to place of residence and principal occupation not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) Denotes Member of Audit Committee.

The term of office for each of Victoria=s directors expires at each annual general meeting. The term of office for the Company=s officers and members of the Company=s Audit committee expire at each annual general meeting. The board of directors after each annual general meeting appoints the Company=s officers and committees for the ensuing year. Victoria does not have an executive committee.

Victoria's directors and senior officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 316,717 common shares of Victoria representing approximately 2.5% of the issued common shares of Victoria. In addition, Victoria=s directors and senior officers, as a group, hold incentive stock options for the purchase of an aggregate 150,000 additional common shares in the capital of Victoria, which options are exercisable at $0.30 per common share.

Corporate Cease Trade Orders or Bankruptcies

No director, officer of Victoria, or a shareholder holding a sufficient number of common shares of Victoria to affect materially the control of Victoria, is or within the 10 years before the date of this AIF has been, a director or officer of any other corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation. The foregoing information, not being within the knowledge of Victoria, has been furnished by the respective directors, officers and any control shareholder of Victoria individually.

Penalties and Sanctions

No director or officer of Victoria has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or, except as hereafter set out, has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

During the ten years preceding the date of this AIF, no director, officer or a shareholder holding a sufficient number of shares of Victoria to affect materially the control of Victoria, or a personal holding company of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of Victoria, has been furnished by the respective directors, officers and any control shareholder of Victoria individually.

Conflicts of Interest

Victoria's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of Victoria may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of Victoria's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of Victoria are required to act honestly, in good faith and in the best interests of Victoria. In determining whether or not Victoria will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Victoria may be exposed and its financial position at that time.

The directors and officers of Victoria are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and Victoria will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the *Company Act* (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Bema is the Victoria's controlling shareholder, holding 41.79% of the outstanding shares and all but one of Victoria's directors and all of Victoria's officers are also directors and/or officers and/or employees of Bema.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors= and executive officers= remuneration and indebtedness, principal holders of the Company=s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Victoria=s management proxy circular

dated July 18, 2002 for its annual general meeting; additional financial information is provided in Victoria=s consolidated financial statements for its most recently completed financial year.

A copy of this AIF, the most recent information circular dated July 18, 2002 and the most recent audited financial statements (including any interim statements for the fiscal year commencing after the date of such audited financial statements) may be obtained upon request from Victoria=s Secretary at its corporate head office. A reasonable fee for copying may be charged if the request is made by a person who is not a security holder of the Company.

Schedule "A"

BC Form 51-901F with Schedule A – Audited Financial Statements as of February 28, 2002 and BC 51-901F with Schedules B and C – Supplemental Information and Management's Discussion and Analysis

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: x Schedule A
 ______ Schedule B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	July 18, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/07/18
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/07/18

Victoria Resource Corporation

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002 and February 28, 2001



PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

AUDITORS' REPORT

To the Shareholders of
Victoria Resource Corporation

We have audited the consolidated balance sheets of **Victoria Resource Corporation** as at February 28, 2002 and February 28, 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and February 28, 2001 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

May 31, 2002
Vancouver, B.C.

VICTORIA RESOURCE CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	As at February 28 2002	As at February 28 2001
ASSETS		
Current		
Cash and cash equivalents	$ **100,936**	$ 454,839
Accounts receivable	**910**	4,732
Prepaid expenses	**-**	1,100
	101,846	460,671
Resource properties *(Note 3 and schedule)*	**66,733**	1,144,181
	$ **168,579**	$ 1,604,852
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**19,049**	51,670
Accounts payable to Bema Gold Corporation *(Note 5)*	**-**	167,710
Note payable to Bema Gold Corporation *(Note 5)*	**294,972**	-
	314,021	219,380
SHAREHOLDERS' (DEFICIENCY) EQUITY		
Capital stock *(Note 4)*		
Authorized		
50,000,000 common shares, without par value		
Issued		
12,715,649 common shares (2001 – 12,665,649)	**4,147,885**	4,139,385
Deficit	**(4,293,327)**	(2,753,913)
	(145,442)	1,385,472
	$ **168,579**	$ 1,604,852

Nature of operations *(Note 1)*
Commitments *(Note 3)*
Subsequent event *(Note 3)*

Approved by the Board "Roger Richer" Director "Tom Garagan" Director

(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2002	2001
Expenses		
Office and administrative	$ 26,105	$ 24,842
Interest and bank charges	21,769	677
Management fees	18,000	18,000
Shareholder information	14,071	21,711
Audit and tax consulting	13,979	14,847
Legal	5,490	1,751
Transfer agent	3,945	4,589
Listing and filing fees	1,443	1,622
	104,802	88,039
Loss before the following	(104,802)	(88,039)
Write-off of resource properties	(1,452,407)	-
Interest income	11,011	9,390
Foreign exchange gain (loss)	6,784	(7,913)
Loss for the year	(1,539,414)	(86,562)
Deficit, beginning of year	(2,753,913)	(2,667,351)
Deficit, end of year	$ (4,293,327)	$ (2,753,913)
Basic and diluted loss per common share	$ (0.12)	$ (0.01)
Weighted average number of common shares outstanding	12,688,663	10,056,034

(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLDIATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2002	2001
Operating activities		
Loss for the year	**$ (1,539,414)**	$ (86,562)
Non-cash charges		
Write-off of resource properties	**1,452,407**	-
Accrued interest expense	**17,826**	-
Changes in non-cash working capital		
Accounts receivable	**3,822**	(3,457)
Prepaid expenses	**1,100**	150
Accounts payable	**(32,621)**	32,060
	(96,880)	(57,809)
Financing activities		
Due to Bema Gold Corporation	**109,436**	66,171
Shares issued for cash, net of costs	**-**	684,907
	109,436	751,078
Investing activities		
Resource properties	**(366,459)**	(535,120)
Increase (decrease) in cash and cash equivalents	**(353,903)**	158,149
Cash and cash equivalents, beginning of year	**454,839**	296,690
Cash and cash equivalents, end of year	**$ 100,936**	$ 454,839
Supplemental cash flow information		
Common shares issued for property	**$ 8,500**	$ 8,500

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002 and February 28, 2001
(expressed in Canadian dollars)

1 Nature of operations

Victoria Resource Corporation ("Victoria") and its subsidiary company (collectively "the Company"), in association with Bema Gold Corporation ("Bema"), its principal shareholder (41.79%), is engaged in the acquisition, evaluation and development of mineral properties. To date the Company has not realized any revenues from its properties and is considered to be an exploration stage company. Bema provides management, administrative and technical services, including all geological assessments to the Company. Accordingly, the Company is economically dependent on Bema to render such services (Note 5).

2 Summary of significant accounting policies

Principles of consolidation
These consolidated financial statements include the accounts of Victoria and its wholly-owned subsidiary, Victoria Resources (U.S.) Inc. Inter-company balances and transactions have been eliminated.

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid money market instruments which have an original maturity of three months or less.

Resource properties
Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, then these costs will be amortized using the unit-of-production method based upon estimated total mineral reserves. Costs relating to properties abandoned are written off when it is determined that the property has no continuing value.

Foreign exchange translation
The Company's foreign operation is an integrated subsidiary and its financial statements are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Exchange gains or losses arising on translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

(expressed in Canadian dollars)

Future income taxes
The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock options
The Company does not recognize any compensation expense when stock or stock options are issued. Consideration received on the exercise of stock options is credited to share capital.

Loss per share
Effective March 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the loss per share of the previous year.

3 Resource properties

North Carlin property
On September 7, 1999, the Company entered into a letter of intent with Nevada Gold Exploration Inc. ("Nevada Gold") to acquire a 100% interest in the North Carlin claims located in Elko County, Nevada. A formal option agreement was signed on September 15, 2000 and amended on May 31, 2002. As a result, the Company can earn 100% of the North Carlin property by spending U.S.$200,000 on exploration on or before September 7, 2003, by assuming claim maintenance fees and by issuing an aggregate of 200,000 shares of the Company as follows:

50,000 common shares	Upon closing (issued)
50,000 common shares	By September 15, 2001 (issued)
50,000 common shares	By September 15, 2002
50,000 common shares	By September 15, 2003

The vendor retains a 2% net smelter royalty on the property. The Company has the option, expiring 60 days after the commercial production decision, to purchase 1% of the royalty for U.S.$1,000,000. On May 31, 2002, as consideration for certain amendments to the option agreement dated September 15, 2000, the Company agreed to pay $2,500 and issue 10,000 common shares, upon regulatory approval, to Nevada Gold. As at February 28, 2002, the Company had expended US$44,056 (Cdn.$66,733) on the property.

Monte Cristo property
During the year ended February 28, 2002, the Company terminated its option to earn an interest in the Monte Cristo property located in White Pine County, Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $783,302.

(expressed in Canadian dollars)

Red Rock and Mustang Canyon properties
During the year ended February 28, 2002, the Company terminated its option to earn an interest in the Red Rock and Mustang Canyon properties located in Southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $669,105.

4 Capital stock

	2002		2001	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning of year	**12,665,649**	**$ 4,139,385**	9,140,649	$ 3,445,978
Issued during the year				
For cash, net of costs	**–**	**–**	3,475,000	684,907
For property	**50,000**	**8,500**	50,000	8,500
Balance, end of year	**12,715,649**	**$ 4,147,885**	12,665,649	$ 4,139,385

On September 13, 2001, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property. As explained in Note 3, as part of the requirement to earn a 100% interest in the North Carlin property, the Company will be required to issue an additional 110,000 common shares.

During the year ended February 28, 2001, the Company sold by way of a private placement 3,475,000 units (1,975,000 units on November 15, 2000 and 1,500,000 units on December 19, 2000) at a price of $0.20 per unit for net proceeds of $684,907. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year. As at February 28, 2002, all warrants remain outstanding.

On September 7, 2000, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property (Note 3).

At February 28, 2002, the Company had outstanding directors' and employees' stock options for a total of 370,000 shares. These options are exercisable until December 19, 2005 at a price of $0.30 per common share. Stock options are granted at an exercise price determined by the fair market value of the shares at the date of grant and for a 5-year period. At February 28, 2002, a total of 901,565 stock options were available for grant.

(expressed in Canadian dollars)

Changes in the Company's stock options are provided in the table below.

	Number of outstanding and exercisable options	Weighted-average exercise price
Outstanding at February 29, 2000	555,000	0.36
Granted	495,000	0.30
Outstanding at February 28, 2001	1,050,000	0.33
Cancelled	(125,000)	0.30
Expired	(555,000)	0.36
Outstanding at February 28, 2002	370,000	0.30

5 *Related party transactions*

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema:

	2002	2001
Project management and field work	**$ 66,750**	$ 120,070
Office and administration	**$ 21,900**	$ 21,900
Management fees	**$ 18,000**	$ 18,000
Interest	**$ 17,826**	$ -
Shareholder information	**$ 10,800**	$ 10,800

As at February 28, 2001, the accounts payable balance of $167,710 to Bema was non-interest bearing and on March 1, 2001 was converted to a note payable to Bema that bears interest at a bank's prime lending rate plus 2%. At February 28, 2002, a total of $294,972 was owing to Bema under the note, payable on demand after February 28, 2003.

6 *Income taxes*

Non-capital loss carry-forwards for Canadian tax purposes of $327,000 expire in the following years unless utilized: 2003 – $43,000; 2004 – $12,000; 2005 – $36,000; 2006 – $30,000; 2007 - $37,000; 2008 - $79,000 and 2009 - $90,000. For U.S. income tax purposes, loss carry-forwards of U.S.$154,000 commence to expire in 2008 to 2017 unless utilized. The Company has gross unrecorded deferred tax assets of $634,000 and $215,000 relating to resource properties and operating loss carry-forwards, respectively. The benefit of these amounts has not been reflected in these consolidated financial statements.

7 Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

Management has assessed that it is not practical to determine the fair value of the accounts and notes payable to Bema due to the unavailability of similar borrowing arrangements on an arm's length basis. Interest on the notes payable fluctuates with the bank prime rate.

8 Segmented information

The Company's principal activity is the exploration and development of mineral properties. The Company's resource properties are located in the United States as disclosed in Note 3 and schedule.

VICTORIA RESOURCE CORPORATION

RESOURCE PROPERTIES SCHEDULE
FOR THE YEARS ENDED FEBRUARY 28, 2002 AND FEBRUARY 28, 2001
(expressed in Canadian dollars)

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total 2002	Total 2001
Balance at beginning of year	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181	$ 600,561
Expenditures incurred during the period:						
Geology	4,533	1,082	1,486	59,649	66,750	120,070
Travel	-	-	-	22,544	22,544	25,493
Claim maintenance	49,338	11,439	4,443	76,817	142,037	84,444
Assays	-	-	-	23,490	23,490	22,718
Drilling	-	-	-	111,638	111,638	134,667
Acquisition costs	-	8,500	-	-	8,500	156,228
	53,871	21,021	5,929	294,138	374,959	543,620
	783,302	66,733	45,930	623,175	1,519,140	1,144,181
Write-off of resource properties	(783,302)	-	(45,930)	(623,175)	(1,452,407)	-
Balance at end of year	$ -	$ 66,733	$ -	$ -	$ 66,733	$ 1,144,181

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
x	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	July 17, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/07/18
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/07/18

Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION
For the period ended February 28, 2002

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at February 28, 2002:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,715,649	$4,147,885

   (b) Options outstanding as at February 28, 2002:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

Schedule C

Victoria Resource Corporation

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for each of the years in the two-year period ended February 28, 2002 should be read in conjunction with the Consolidated Financial Statements and related Notes.

RESULTS OF OPERATIONS

The Company reported a net loss of $1,539,400 or $0.12 per share for the year ended February 28, 2002 compared to a net loss of $86,600 or $0.01 per share in the same period one year earlier. The loss in 2002 was mainly attributable to a write-off of $1,452,400 of deferred acquisition and exploration expenditures and to general and administrative expenses. The loss for 2001 consisted mainly of general and administrative expenses incurred at the corporate office.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2002, the Company had cash and cash equivalents of $100,900 (2001 - $454,800) and working capital of $82,800 (2001 - $409,000).

Operating activities

Operating activities required funding in the amount of $96,900 in 2002 and $57,800 in 2001 due mainly to general and administrative expenses. The increased funding in 2002 was mainly due to a decrease in the Company's accounts payable balance in the amount of $32,600.

Financing activities

During the year ended February 28, 2002, the Company was advanced $109,400 (2001 - $66,200), excluding accrued interest, from Bema Gold Corporation ("Bema"), the Company's principal shareholder. In addition, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property.

During the year ended February 28, 2001, the Company sold by way of a private placement 3,475,000 units at a price of $0.20 per unit for net proceeds of $684,900. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year. In addition, in September 2000 the Company issued 50,000 common shares at a price of $0.17 per share in connection with the North Carlin property.

The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.

Investing activities

During the year ended February 28, 2002, the Company incurred a total of $366,500 in acquisition and exploration expenditures, of which $294,100 was spent on the Red Rock property, primarily on a Phase II drilling program. Based on the results of the exploration program, the Company elected not to pursue its option to earn an interest on the Monte Cristo, Red Rock and Mustang Canyon properties located in southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $783,300, $623,200 and $45,900, respectively.

During the year ended February 28, 2001, the Company incurred a total of $535,100 in acquisition and exploration expenditures, of which $329,000 was spent on the Red Rock property, primarily on a Phase I drilling program. In addition, $206,100 was spent, mainly on claim maintenance fees and acquisition costs, on the Monte Cristo, North Carlin and Mustang Canyon properties.

OUTLOOK

The Company is dependent upon successful completion of an additional financing arrangement and the continuing support of Bema. The mandate of the Company is to acquire projects with the potential to be high grade, low cost producers in easily accessible areas. The Company plans to continue this practice by pursuing additional projects.

VICTORIA RESOURCE CORPORATION

December 4, 2001

BY COURIER

12G32BR

Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Attention: Department of International Corporate Finance.

Dear Sirs:

RE: Victoria Resource Corporation
- SEC 12(g)(3)2(b) Exemption #82-2888

In connection with the above, please find enclosed the following for your records:

A. PROXY MATERIALS

1. 2000 Notice, Information Circular, Form of Proxy and Annual Return Card together with the Company's audited consolidated financial statements for its fiscal year ended February 29, 2000.

2. Advance Notice of the Company's Annual General Meeting of Members held on August 1S, 2000.

3. 2001 Notice, Information Circular, Form of Proxy and Annual Return Card together with the Company's audited consolidated financial statements for its fiscal year ended February 28, 2001.

4. Advance Notice of the Company's Annual General Meeting of Members held on August 21, 2001.

B. FORM 61/QUARTERLY REPORT and/or FORM 51-901F/QUARTERLY REPORT

1. Form 61, Quarterly Report for Quarter ended May 31, 2000;

2. Form 61, Quarterly Report for Quarter ended August 31, 2000;

3. Form 61, Quarterly Report for Quarter end November 30, 2000;

A MEMBER OF THE BEMA GROUP OF COMPANIES
1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3
Tel: (604) 681-8371 • Fax: (604) 681-6209

4. Form 51-901F, Quarterly Report for Quarter ended May 31, 2001; and

5. Form 51-901F, Quarterly Report for Quarter ended August 31, 2001.

C. NEWS RELEASES

1. Press Release dated January 7, 2000;

2. Press Release dated June 20, 2000;

3. Press Release dated September 27, 2000;

4. Press Release dated November 30, 2000;

5. Press Release dated December 20, 2000;

6. Press Release dated January 30, 2001;

7. Press Release dated May 18, 2001;

8. Press Release dated May 25, 2001;

9. Press Release dated September 25, 2001

D. FORM 27/MATERIAL CHANGE REPORT

1. Form 27, Material Change Report dated June 28, 2000;

2. Form 27, Material Change Report dated September 29, 2000; and

3. Form 27, Material Change Report dated October 4, 2001.

E. FORM 20/REPORT OF EXEMPT DISTRIBUTION

1. Form 20, Report of Exempt Distribution dated November 15, 2000; and

2. Form 20, Report of Exempt Distribution dated December 19, 2000.

F. DOCUMENT FILED WITH THE BRITISH COLUMBIA REGISTRAR OF COMPANIES

1. Form 8/9, Notice of Directors dated June 26, 2000;
2. Form 8/9, Notice of Directors dated August 8, 2000;
3. Form 16, 2000 Annual Report dated September 3, 2001;
4. Form 8/9, Notice of Directors dated May 4, 2001; and
5. Form 16, 2001 Annual Report dated October 5, 2001.

Yours truly,

VICTORIA RESOURCE CORPORATION

Lisa Santinon
Administrative Assistant

U:\puma\12g3-2b.us\sec.lt1101.wpd

#82-2888

VICTORIA RESOURCE CORPORATION

Suite 3113, Three Bentall Centre
595 Burrard Street, P. O. Box 49113
Vancouver, British Columbia V7X 1G4
Tel: (604)681-8371
Fax: (604)681-6209

2000	Notice of Annual General Meeting of Members
ANNUAL	Management Information Circular
GENERAL	Audited Financial Statements
MEETING	Form of Proxy and Notes Thereto
	Return Card
Place:	Suite 3113, Three Bentall Centre, 595 Burrard Street, Vancouver, B.C.
Time:	11:00 a.m.
Date:	Friday, August 18, 2000

VICTORIA RESOURCE CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of **VICTORIA RESOURCE CORPORATION** (hereinafter called the "Company") will be held in the Boardroom at the Company's offices, Suite #3113, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia on the 18th day of August, 2000, at 11:00 a.m. (Vancouver time), for the following purposes:

1. To receive the report of the Directors;
2. To receive the audited consolidated financial statements of the Company for the fiscal year ended February 29, 2000 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;
3. To appoint Auditors and to authorize the Directors to fix their remuneration;
4. To determine the number of Directors at five;
5. To elect Directors;
6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Directors' Report referred to in item 1 above, as well as the Company's Quarterly Report for its fourth fiscal quarter which contains the Company's audited consolidated financial statements for the fiscal year ended February 29, 2000, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 14th day of July, 2000.

BY ORDER OF THE BOARD

"Ken Booth"
Ken Booth
President and Director

U:\vit\2000agm\notice.wpd

VICTORIA RESOURCE CORPORATION
Suite 3113, Three Bentall Centre,
595 Burrard Street, P. O. Box 49113
Vancouver, B.C. V7X 1G4

INFORMATION CIRCULAR

(Containing information as at July 7, 2000 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **VICTORIA RESOURCE CORPORATION** (the "Company") for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on Friday, August 18, 2000 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a Director, respectively, of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by MONTREAL TRUST COMPANY OF CANADA, of Suite 401 – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Company, at #3113, Three Bentall Centre, 595 Burrard Street, P. O. Box 49113, Vancouver, British Columbia, V7X 1G4 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: 50,000,000 common shares without par value
Issued and Outstanding: 9,140,649 [(1)] common shares without par value

(1) As at July 12, 2000

Only members of record at the close of business on July 12, 2000, (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Each member is entitled to one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Montreal Trust Company of Canada and will be available at the meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Bema Gold Corporation [(1)] #3113, Three Bentall Centre 595 Burrard Street, P.O. Box 49113 Vancouver, British Columbia V7X 1G4	4,814,357	52.7%

(1) Bema Gold Corporation ("Bema") is a public mining company whose shares are listed on The Toronto Stock Exchange and the American Stock Exchange and which has certain common directors and officers with the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors. It is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

Pursuant to Section 111 of the *Company Act* (British Columbia), Advance Notice of the Annual General Meeting was published in *The Province* newspaper on June 22, 2000 and was sent by facsimile to the British Columbia Securities Commission and the Canadian Venture Exchange on July 7, 2000.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[(1)]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[(1)]	Previous Service as a Director	Number of Shares[(1)]
Roger Richer [(2)] *Director* Canada	Vice President, Administration, General Counsel and Secretary of Bema Gold Corporation	Since March 15, 1991	19,500
Clive Johnson [(2)] *Director* Canada	Chairman, President and Chief Executive Officer of Bema Gold Corporation	Since April 30, 1987	164,217 [(3)]
Ken Booth[(2)] *President and Director* Canada	Vice President, Corporate Development and Communication of Bema Gold Corporation since February 1999. Prior thereto Vice President of Investment Banking with RBC Dominion Securities since October 1995. Prior thereto Vice President Investment Banking with Nesbitt Burns Inc.	Since June 20, 2000	Nil

Tom Garagan *Nominee* Canada	Vice President, Exploration of Bema Gold Corporation since June 1996. Prior thereto Exploration Manager for Bema Gold Corporation	n/a	28,000
Stephen Kay *Nominee* U. S. A.	President and Chief Executive Officer of Ecuadorian Minerals Corporation Since 1993; President and Chief Financial Officer of Southern Metals Corp. Since January 1997; Director of Golden Nugget Exploration Inc. Since July 2000; General Manager and Director of Dragon Management International Services U.S.A., Inc.	n/a	5,000

NOTES:

(1) The information as to country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) Denotes member of Audit Committee.

(3) 3,717 of these shares are held in the name of 392611 B.C. Ltd., a private B.C. corporation which is wholly-owned by Mr. Johnson.

The Company does not have an executive committee nor does it have a compensation committee.

STATEMENT OF EXECUTIVE COMPENSATION

As reflected in the following table, the Company paid no cash or other compensation in the fiscal years ended February 29, 2000, 1999, and 1998 to Mr. Richer who was, at Februrary 29, 2000, the President of the Company (the "Named Executive Officer"). The Company has no other executive officers to whom it paid cash or non-cash compensation.

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year (1)*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/ SARs Granted (#)*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Payouts ($)*	*All Other Compen-Sation ($)*
Roger Richer President (1)	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	0/0 0/0 0/0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

(1) The Company does not compensate Mr. Richer directly, however, Mr. Richer does receive remuneration as an officer of Bema, a portion of which is charged to the Company by Bema pursuant to the Management Services Agreement between the Company and Bema. See "Management Contracts" for further details.

Long-Term Incentive Plan Awards ("LTIP's")

The Company has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights ("SAR's")

No SAR's were granted to or exercised by the Named Executive Officer during the fiscal year ended Februrary 29, 2000.

Option Grants in Last Fiscal Year

No incentive stock options were granted to the Named Executive Officer during the last fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended February 29, 2000 by the Named Executive Officer and the fiscal year-end value of unexercised options:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Fiscal Year-End (#)[2] Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[1]*
Roger Richer	Nil	Nil	75,000	Nil

(1) Calculated using the closing price of common shares of the Company on the Canadian Venture Exchange on February 29, 2000, less the exercise price of in-the-money stock options.

(2) These stock options were granted on July 16, 1996 for a five year term at a price of $0.36 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

The company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Compensation of Directors

Certain of the directors of the Company have received remuneration as officers or employees of Bema, a portion of which amount is charged by Bema to the Company pursuant to the Management Services Agreement between the Company and Bema. See "Management Contracts" for further details.

No stock options were granted to or exercised by the directors who are not Named Executive Officers during the fiscal year ended February 29, 2000.

The following table sets forth the fiscal year-end value of unexercised options held by directors who are not Named Executive Officers on an aggregated basis:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options/SARs at Fiscal Year-End (#)*	*Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)[1]*
Directors who are not Named Executive Officers(1)	Nil	Nil	250,000	Nil

(1) Value of unexercised in-the-money options calculated using the closing price for common shares of the Company on the Canadian Venture Exchange on February 29, 2000, being the last date on which the Company's shares were traded prior to the fiscal year end, less the exercise price of in-the-money stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since March 1, 1999 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on June 11, 1997.

MANAGEMENT CONTRACTS

Effective December 31, 1993 the Company entered into a management agreement (the "Management Services Agreement") with Bema whereby Bema agreed to provide to the Company, for an initial period of 12 months, office space, furnishings and equipment, communication facilities, secretarial and administrative services and personnel necessary to fulfill the day to day responsibilities imposed on the Company, to carry out and ensure compliance with the requirements of a British Columbia public company and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $1,500 and to reimburse Bema for all reasonable direct costs, expenses and disbursements incurred by Bema on behalf of the Company, as well as a pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the personnel providing services for Bema on behalf of the Company. For the period March 1, 1999 to February 29, 2000 the Company was charged an aggregate of $50,700 by Bema for administrative and management services and an amount of $159,121 for project management and field work under the Management Services Agreement. On December 31, 1999 the Management Services Agreement was extended for an additional 12 month period.

Bema is the Company's controlling shareholder and Roger Richer, Ken Booth, Clive Johnson, and Tom Garagan directors and/or officers and/or security holders of the Company, are also directors and/or officers and/or security holders of Bema.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

DATED at Vancouver, British Columbia, this 14th day of July, 2000.

BY ORDER OF THE BOARD OF DIRECTORS

"Ken Booth"
Ken Booth
President and Director

VICTORIA RESOURCE CORPORATION

July 14, 2000

Report to Shareholders

Dear Shareholders,

Acquisitions and Exploration

Victoria Resource Corporation ("Victoria" or the "Company") acquired two gold properties in Nevada in 1999, Monte Cristo and North Carlin. The Company continued its focus on Nevada by announcing on June 20, 2000 that it had signed a letter of intent to acquire two additional properties, Red Rock and Mustang Canyon, located in the southwestern part of the state.

Monte Cristo

In July 1999, the Company announced that it had acquired 100% of the 6,200 acre Monte Cristo property in White Pine County, Nevada. The Monte Cristo property hosts the "Shell Deposit", a deep, gold replacement deposit, explored between 1964 and 1982. The Monte Cristo property, located at the southeast end of the "Battle Mountain" trend is considered a good target for a high grade gold replacement deposit similar to other deposits in Nevada.

During the year, the Company carried out a program of geological mapping and geochemical sampling resulting in the discovery of two new mineralized structures, parallel to the "Shell Deposit" structure. The two structures are strongly anomolous in gold and silver with values in grab samples up to 2.32 g/t gold and 6,000 g/t silver. Alteration and mineralization is up to 20 metres wide and can be traced for 915 metres and 1700 metres, respectively. As a result of this work, an additional 3,100 acres has been staked adjacent to the Monte Cristo property.

The next phase of exploration is planned to consist of CSAMT and ground MAG to locate drill targets.

Victoria can earn 100% of the Monte Cristo Property by spending US$1.5 million over five years and by making payments in cash or Victoria shares of US$1.0 million over the same period. A 2% N.S.R. is also payable to the vendor and can be purchased in the first year of production for US$2.5 million.

North Carlin

On September 16, 1999 the Company announced that it had acquired a second property in Nevada. The Company has the right to earn 100% of the North Carlin property consisting of 69 unpatented lode claims. The North Carlin property is located approximately five miles north northeast of Newmont's Capstone/Bootstrap mine and Barrick's Meikle mine at the north end of the prolific "Carlin" trend.

The Company believes the project has good potential to host a high grade deposit typical of the Carlin trend. Initial work will consist of compilation of previous work and geological mapping..

Victoria can earn 100% of the North Carlin property by making expenditures of $200,000 and issuing 200,000 shares of the Company over four years. A 2% Net Smelter Royalty ("N.S.R.") can be reduced to one percent for US$1.0 million when a production decision is made.

A MEMBER OF THE BEMA GROUP OF COMPANIES

Suite 3113, Three Bentall Centre, 595 Burrard Street, PO Box 49113, Vancouver, British Columbia, Canada V7X 1G4

Tel: (604) 681-8371 • Fax: (604) 681-6209

Subsequent Event

Red Rock and Mustang Canyon Properties Acquired

Subsequent to the year end, the Company announced that it had signed a letter of intent to acquire two new properties in the Walker Lane belt of southwestern Nevada. The Red Rock and Mustang Canyon properties have excellent potential to host high grade bonanza style epithermal gold-silver veins. The Walker Lane belt is host to a number of past gold producers with aggregate historical production of several million ounces.

The Red Rock property has been explored since the early 1980's and covers 3.5 miles of a northwest trending structure. Previous work on the Discovery Zone encountered numerous high grade drill intersections over a 300 by 2,000 foot area. The presence of veins and the extent over which they occur indicates a large epithermal system with the potential to host several high grade gold-silver veins. A large portion of the Red Rock property, including the Discovery Zone remains untested. The Mustang Canyon property is located three miles north of the Red Rock property and is considered to be a very prospective target area for further exploration. The Company hopes to commence drilling in the latter part of 2000.

Victoria can earn up to 70% of both the 140 claim Red Rock property and the 27 claim Mustang Canyon property by first earning 51%. In order to earn 51%, the Company must spend an aggregate of US$750,000 by December 30, 2004. An additional aggregate of US$500,000, must be spent before August 1, 2005 in order to acquire a 70% interest. The Company has also committed to underlying property payments totaling approximately $104,000 for land fees in 2000 and 2001 and further expenditures of US$50,000 in 2000 and an additional US$150,000 in 2001. A $2.25 million payment is due on the Red Rock property on October 1, 2005 and the Company's share will be based on its participation interest at that time. The Company will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%.

Investor Relations

The Company does not have a specific investor relations contract, however under a management agreement between the Company and Bema Gold Corporation ("Bema") dated December 31, 1993, the Company agreed to pay a pro-rata portion of the monthly corporate costs to Bema of each of the personnel providing investor services on behalf of the Company as well as all direct costs.

Financing and Outlook

The Company did not undertake any financing activities during the 1999 fiscal year.

On behalf of the Board of Directors, I would like to express appreciation to our shareholders for their continued support. I would also like to thank Messrs. Barry Rayment and Roger Richer for their contributions over the years as a director and president of the Company, respectively.

VICTORIA RESOURCE CORPORATION

"Ken Booth"
President



British Columbia
Securities Commission

QUARTERLY REPORT
FORM 61

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION

Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.

1. *For the current fiscal year-to-date:*
   Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.
2. *For the quarter under review:*
   (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
   (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.
3. *As at the end of the quarter:*
   (a) Particulars of authorized capital and summary of shares issued and outstanding.
   (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
   (c) Total number of shares in escrow or subject to a pooling agreement.
   (d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities,default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in the *actual* use of proceeds from the previous disclosure by the issuer regarding its *intended* use of proceeds; and
(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604-899-6729), 200 - 865 Hornby Street, Vancouver, British Columbia V6Z 2H4. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
VICTORIA RESOURCE CORPORATION	February 29, 2000	00 07 14

ISSUER'S ADDRESS

Suite #3113, Three Bentall Centre, 595 Burrard Street, PO Box 49113

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V7X 1G4	681-6209	681-8371

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Ken Booth	President	681-8371

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
[signature]	KEN BOOTH	00 07 14
[signature]	ROGER RICHER	00 07 14

Victoria Resource Corporation

CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2000 and February 28, 1999



PricewaterhouseCoopers LLP
Chartered Accountants
1111 West Hastings Street
Vancouver British Columbia
Canada V6E 3R2
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

June 8, 2000

Auditors' Report

To the Shareholders of
Victoria Resource Corporation

We have audited the consolidated balance sheets of **Victoria Resource Corporation** as at February 29, 2000 and February 28, 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

	As at February 29 2000	As at February 28 1999
ASSETS		
Current		
Cash	**$ 296,690**	$ 922,685
Accounts receivable	**1,275**	4,770
Prepaid expenses	**1,250**	1,458
	299,215	928,913
Resource properties *(Note 3 and schedule)*	**600,561**	72,064
	$ 899,776	$ 1,000,977
LIABILITIES		
Current		
Accounts payable *(Note 5)*	**$ 121,149**	$ 156,419
SHAREHOLDERS' EQUITY		
Capital stock *(Note 4)*		
Authorized		
50,000,000 common shares, without par value		
Issued		
9,140,649 common shares (1999 – 9,140,649)	**3,445,978**	3,445,978
Deficit	**(2,667,351)**	(2,601,420)
	778,627	844,558
	$ 899,776	$ 1,000,977

Approved by the Board ______________ Director ______________ Director

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in Canadian dollars)

	Year ended February 29 2000	Year ended February 28 1999
Expenses		
Office and administrative	$ 23,315	$ 22,787
Audit and tax consulting	16,988	14,595
Management fees	18,000	18,000
Shareholder information	17,604	13,575
Legal	8,288	12,700
Transfer agent	4,796	3,617
Listing and filing fees	2,393	3,320
Interest and bank charges	1,185	2,282
Property evaluation	-	53,004
	92,569	143,880
Loss before the following	(92,569)	(143,880)
Interest income	27,401	49,092
Loss before capital taxes	(65,168)	(94,788)
Capital taxes	(763)	(2,324)
Loss for the year	(65,931)	(97,112)
Deficit, beginning of year	(2,601,420)	(2,504,308)
Deficit, end of year	$ (2,667,351)	$ (2,601,420)
Loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	9,140,649	9,140,649

(See accompanying notes to consolidated financial statements)

CONSOLDIATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)

	Year ended February 29 2000	Year ended February 28 1999
Operating activities		
Loss for the year	$ (65,931)	$ (97,112)
Changes in non-cash working capital		
Accounts receivable	3,495	(2,735)
Prepaid expenses	208	–
Accounts payable	(35,270)	133,740
Cash from (to) operating activities	(97,498)	33,893
Investing activities		
Resource properties	(528,497)	(72,064)
Decrease in cash	(625,995)	(38,171)
Cash, beginning of year	922,685	960,856
Cash, end of year	$ 296,690	$ 922,685

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2000 and February 28, 1999
(expressed in Canadian dollars)

1 Nature of operations

Victoria Resource Corporation ("Victoria") and its subsidiary company (collectively "the Company"), in association with Bema Gold Corporation ("Bema"), its principal shareholder (52.7%), is engaged in the acquisition, evaluation and development of mineral properties. Bema provides management, administrative and technical services, including all geological assessments to the Company. Accordingly, the Company is economically dependent on Bema to render such services.

2 Summary of significant accounting policies

Principles of consolidation
These consolidated financial statements include the accounts of Victoria and its wholly-owned subsidiary, Victoria Resources (U.S.) Inc. Inter-company balances and transactions have been eliminated.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all highly liquid money market instruments which have a maturity of three months or less.

Resource properties
Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, then these costs will be amortized using the unit-of-production method based upon estimated total mineral reserves. Costs relating to properties abandoned are written off when it is determined that the property has no continuing value.

Foreign exchange translation
The Company's foreign operation is an integrated subsidiary and its financial statements are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Exchange gains or losses arising on translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

(expressed in Canadian dollars)

3 *Resource properties*

(i) Monte Cristo property

Pursuant to a property purchase agreement that closed on July 16, 1999, the Company acquired the right to earn a 100% interest in the Monte Cristo property located in White Pine County, Nevada. Under the terms of the agreement, the Company may earn a 100% interest by expending at least U.S.$1.5 million on exploration by May 18, 2004 and by making payments to the vendor totalling U.S.$1 million as follows:

U.S.$	25,000	initial payment (paid)
U.S.$	40,000	on or before May 18, 2000 (paid)
U.S.$	50,000	on or before May 18, 2001
U.S.$	85,000	on or before May 18, 2002
U.S.$	100,000	on or before May 18, 2003
U.S.$	700,000	on or before May 18, 2004

The payments due to the vendor are payable in either cash or shares with the exception of the U.S.$40,000 payment due on or before May 18, 2000 which is payable in cash. The vendor retains a 2% net smelter return royalty on the property with the Company having the option, during the first year of commercial production, to purchase the royalty for U.S.$2.5 million.

In connection with the acquisition, the Company has agreed to pay a finder's fee in either cash or shares as follows:

- payments totalling U.S.$100,000 consisting of:

U.S.$	10,000	initial payment (paid)
U.S.$	20,000	upon the completion of U.S.$600,000 of exploration expenditures
U.S.$	30,000	upon the completion of U.S.$1,200,000 of cumulative exploration expenditures
U.S.$	40,000	upon the completion of U.S.$2,000,000 of cumulative exploration expenditures

- an annual payment, until completion of a positive feasibility study, equal to 1% of exploration expenditures incurred during the preceding twelve months following the completion of U.S.$2 million in cumulative exploration expenditures

- a 0.5% net smelter royalty payable upon commencement of commercial production with the Company having the option, during the first year of commercial production, to purchase the royalty for U.S.$1 million

During the year ended February 28, 1999, the Company was in the process of evaluating the Monte Cristo property for possible acquisition and, as such, had deferred in its accounts expenditures of $72,064 consisting mainly of consulting and travel expenses.

(expressed in Canadian dollars)

(ii) North Carlin property

During the year ended February 29, 2000, the Company entered into a letter of agreement dated September 7, 1999 to earn a 100% interest in the North Carlin claims located in Elko County, Nevada. Under the terms of the agreement, the Company is required to spend U.S.$200,000 in exploration over 4 years with the first U.S.$100,000 to be spent by the third anniversary date of the signing of a formal option agreement, to issue 200,000 common shares of the Company to the vendor by the fourth anniversary date of the signing of a formal option agreement in annual tranches of 50,000 common shares and to assume the annual claim maintenance fees. In addition, the Company was required to reimburse the vendor for U.S.$7,200, relating to the filing of the 1999 annual claim maintenance fees which had been paid by the vendor.

The vendor retains a 2% net smelter royalty on the property. The Company has the option, expiring 60 days after the commercial production decision, to purchase 1% of the royalty for U.S.$1,000,000.

4 *Capital stock*

At February 29, 2000, the Company had outstanding directors' and employees' stock options for a total of 555,000 shares. These options are exercisable until July 16, 2001 at a price of $0.36 per common share. Stock options are granted at an exercise price determined by the fair market value of the shares at the date of grant and for a 5-year period. At February 29, 2000, a total of 359,065 stock options were available for grant.

Changes in the Company's stock options is provided in the table below.

	Number of outstanding options
Outstanding and exercisable at February 28, 1999 and February 28, 1998	584,750
Cancelled	(29,750)
Outstanding and exercisable at February 29, 2000	555,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2000 and February 28, 1999

(expressed in Canadian dollars)

5 *Related party transactions*

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema:

	2000	1999
Office and administration	**$ 21,900**	$ 21,900
Management fees	**$ 18,000**	$ 18,000
Shareholder information	**$ 10,800**	$ 10,800
Project management and field work	**$ 115,389**	$ –
Property evaluation and investigation	**$ 43,732**	$ 54,667
Accounts payable	**$ 101,539**	$ 147,034

6 *Income taxes*

Non-capital loss carry-forwards for Canadian tax purposes of $325,047 expire in the following years unless utilized: 2001 – $79,930; 2002 – $68,813; 2003 – $42,936; 2004 – $12,316; 2005 – $36,327; 2006 – $30,255 and 2007 - $54,470. For U.S. income tax purposes, loss carry-forwards of U.S.$148,941 commence to expire in 2008 to 2020, of which U.S.$136,543 will expire in 2009 unless utilized. The benefit of these amounts have not been reflected in these consolidated financial statements.

7 *Fair value of financial instruments*

The fair value of cash, accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these instruments.

8 *Segmented information*

The Company's principal activity is the exploration and development of mineral properties. The Company's resource properties are located in the United States as disclosed in Note 3.

RESOURCE PROPERTIES SCHEDULE
FOR THE YEAR ENDED FEBRUARY 29, 2000
(expressed in Canadian dollars)

	Monte Cristo property	North Carlin property	Total
Balance at February 28, 1999	$ 72,064	$ –	$ 72,064
Additions during the year			
Claim maintenance fees	111,515	–	111,515
Geochemistry	14,081	–	14,081
Geology	257,314	–	257,314
Travel	74,172	–	74,172
Acquisition costs	59,974	11,441	71,415
	517,056	11,441	528,497
Balance at February 29, 2000	$ 589,120	$ 11,441	$ 600,561

VICTORIA RESOURCE CORPORATION
SCHEDULE B:
Supplementary Information for the Period Ended February 29, 2000

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   Not applicable.

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at February 29, 2000:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	9,140,649	$3,445,978

   (b) Options outstanding as at February 29, 2000:

Security	Number	Exercise Price	Expiry Date
Options	555,000	$0.36	July 16, 2001

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors:

   Clive T. Johnson
   Barry D. Rayment
   Roger Richer

#82-2888

SCHEDULE C:
Management Discussion for the Period Ended February 29, 2000

See attached report to shareholders.

VICTORIA RESOURCE CORPORATION

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF **VICTORIA RESOURCE CORPORATION** (THE "COMPANY") HEREBY APPOINTS KEN BOOTH, OR FAILING HIM, CLIVE JOHNSON, OR INSTEAD OF EITHER OF THE FOREGOING, ______________________________, OR FAILING HIM, ______________________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON FRIDAY, THE 18TH DAY OF AUGUST, 2000, AT THE HOUR OF 11:00 A.M. (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To determine the number of directors of the Company at five.

   VOTE FOR __________ or VOTE AGAINST __________.

2. To elect each of the following persons as a director of the Company for the ensuing year:

KEN BOOTH	VOTE FOR __________	WITHHOLD VOTE __________
ROGER RICHER	VOTE FOR __________	WITHHOLD VOTE __________
CLIVE JOHNSON	VOTE FOR __________	WITHHOLD VOTE __________
TOM GARAGAN	VOTE FOR __________	WITHHOLD VOTE __________
STEPHEN KAY	VOTE FOR __________	WITHHOLD VOTE __________

3. To appoint Messrs. PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors for the Company for the ensuing year at a remuneration to be fixed by the directors.

   VOTE FOR__________ or WITHHOLD VOTE__________

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (**IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS**), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Directors' Report to Members, the Quarterly Report of the Company for its fourth fiscal quarter which contains the Company's audited consolidated financial statements for the fiscal period ended February 29, 2000, the Notice of Annual General Meeting of Members, the accompanying Information Circular dated as of July 14, 2000 and the Notes hereto and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

(a) THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

(b) A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, **MONTREAL TRUST COMPANY OF CANADA**, 401-510 BURRARD STREET, VANCOUVER, B.C., NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

(c) REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

(d) IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this _________ day of ____________________, 2000.

(NOTE TO SHAREHOLDER : PLEASE INSERT DATE OF EXECUTION)

____
Signature of Member

____
Name of Member

____
Address of Member

____
City/Province

____
Number of Shares Held

ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED
SHAREHOLDERS OF **VICTORIA RESOURCE CORPORATION**
(the "Company")
CUSIP NO. 92629F 104

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to **Montreal Trust Company of Canada**, 401 - 510 Burrard Street, Vancouver, British Columbia, V6C 4B9

****

Name of Registered/
Non-Registered Shareholder: (Please print)

Address:

Postal Code:

Signature:____________________________

Date:_______________________________

I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
(please circle)

SHAREHOLDER OF VICTORIA RESOURCE CORPORATION

****

#82-2888

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

ADVANCE NOTICE is hereby given that the Annual General Meeting of VICTORIA RESOURCE CORPORATION (the "Company") will be held in the Boardroom at the Company's offices, Suite 3113, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia on Friday, the 18th day of August, 2000 at 11:00 in the forenoon (local time). Directors will be nominated for election and resolutions proposed for the election of directors at the Annual General Meeting.

Written nominations for directors signed by members of the Company holding in the aggregate not less than ten percent of the outstanding shares in the Company are hereby invited.

If any such nomination is delivered to the Company's offices at Suite 3113, Three Bentall Centre, P.O. Box 49113, 595 Burrard Street, Vancouver, British Columbia V7X 1G4 not less than thirty-five days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the Information Circular, the Company will include the name of the nominee in the Information Circular sent by the management of the Company pursuant to Sections 153 and 154 of the *Company Act.*

A person may be disqualified from becoming a director or, after having been elected or appointed, to continue to act as a director, on the grounds set forth in Section 114 of the *Company Act.* In addition, the Articles of the Company provide that the office of a director shall be vacated if the director is convicted of an indictable offence and the other directors shall have resolved to remove him.

DATED this 22nd day of June, 2000.

BY ORDER OF THE BOARD

"Roger Richer"
Roger Richer
President and Director

#82-2888

VICTORIA RESOURCE CORPORATION

18th Floor, 1138 Melville Street
Vancouver, BC V6E 4S3
Tel: (604)681-8371
Fax: (604)681-6209

2001	Notice of Annual General Meeting of Members
ANNUAL	Management Information Circular
GENERAL	Audited Financial Statements
MEETING	Form of Proxy and Notes Thereto
	Return Card

Place:	Boardroom at the offices of Gowling Lafleur Henderson, Suite 2300, 1055 Dunsmsuir Street, Vancouver, B.C.
Time:	11:00 a.m.
Date:	Tuesday, August 21, 2001

VICTORIA RESOURCE CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of Victoria Resource Corporation (hereinafter called the "Company") will be held in the Boardroom at the offices of Gowling Lafleur Henderson, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia on Tuesday, the 21st day of August, 2001, at 11:00 in the morning (Vancouver time), for the following purposes:

1. To receive the report of the Directors;

2. To receive the audited consolidated financial statements of the Company for the fiscal year ended February 28, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To determine the number of Directors at four;

4. To elect Directors;

5. To appoint Auditors and to authorize the Directors to determine their remuneration; and

6. To transact such further or other business as may properly come before the meeting or any adjournment thereof.

Accompanying this Notice is the Directors' Report referred to in item 1 above, as well as the Company's Quarterly Report for its fourth fiscal quarter which contains the Company's audited consolidated financial statements for the fiscal year ended February 28, 2001, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 18th day of July, 2001.

BY ORDER OF THE BOARD
VICTORIA RESOURCE CORPORATION

"Roger Richer"
Roger Richer
President and Director

C:\windows\TEMP\notice.wpd

VICTORIA RESOURCE CORPORATION
18th Floor, 1138 Melville Street
Vancouver, British Columbia V6E 4S3

INFORMATION CIRCULAR
(Containing information as at July 11, 2001 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Victoria Resource Corporation (the "Company") for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on Tuesday, August 21, 2001 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a Director, respectively, of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, of Suite 401 – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Company, at 18th Floor, 1138 Melville Street, Vancouver, British Columbia, V6E 4S3, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: 50,000,000 common shares without par value
Issued and Outstanding: 12,665,649[1] common shares without par value

(1) As at July 16, 2001

Only members of record at the close of business on July 16, 2001 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a Member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a Member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy and every person who is a representative of one or more corporate members, will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Bema Gold Corporation (1) 18th Floor, 1138 Melville Street Vancouver, British Columbia V6E 4S3	5,314,357	41.96%

(1) Bema Gold Corporation ("Bema") is a public mining company whose shares are listed on The Toronto Stock Exchange and the American Stock Exchange and which has certain common directors and officers with the Company.

ELECTION OF DIRECTORS

The Board of Directors is currently set at five directors, although there is currently a vacancy on the Board. It is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

Pursuant to Section 111 of the *Company Act* (British Columbia), Advance Notice of the Annual General Meeting was published in *The Province* newspaper on Monday, June 25, 2001. A Notice of Meeting and Record Date was electronically filed with the British Columbia Securities Commission and the Canadian Venture Exchange on Monday, June 18, 2001.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(1)
Roger Richer(2) *Director* Canada	Vice President, Administration, General Counsel and Secretary of Bema Gold Corporation.	Since March 15, 1991	94,500
Clive T. Johnson *Director* Canada	Chairman, President and Chief Executive Officer of Bema Gold Corporation	Since April 30, 1987	164,217(3)
Tom Garagan(2) *Director* Canada	Vice President, Exploration of Bema Gold Corporation since June 1996.	Since August 18, 2000	53,000
Stephen Kay(2) *Director* U.S.A.	President, Chief Executive Officer, Chief Financial Officer and Director of Ecuadorian Minerals Corporation, General Manager and Director of Dragon Management International Services U.S.A., Inc.	Since August 18, 2000	5,000

NOTES:
(1) Information as to country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) Denotes member of Audit Committee.
(3) 3,717 of these shares are held in the name of 392611 B.C. Ltd., a private B.C. corporation which is wholly-owned by Mr. Johnson.

The Company does not have an executive committee nor does it have a compensation committee.

STATEMENT OF EXECUTIVE COMPENSATION

As reflected in the following table, the Company paid no cash or other compensation in the fiscal years ended February 28, 2001, 2000 and 1999 to Mr. Richer, President of the Company or Mr. Ken Booth, the former President (the "Named Executive Officers"). The Company has no other executive officers to whom it paid cash or non-cash compensation.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position (a)(2)	*Year (b)*	*Salary ($) (c)*	*Bonus ($) (d)*	*Other Annual Compensation ($) (e)*	*Securities Under Options/ SARs granted (#)(1) (f)*	*Restricted Shares or Restricted Share Units ($) (g)*	*LTIP Payouts ($) (h)*	*All Other Compen-sation ($) (i)*
Roger Richer President and Director	2001 2000 1999	0 0 0	0 0 0	Nil Nil Nil	25,000/0 /0 /0	N/A N/A N/A	N/A N/A N/A	-- -- --
Ken Booth President and Director	2001	0	0	Nil -- --	125,000/0 /0 /0	N/A N/A N/A	N/A N/A N/A	-- -- --

Notes:
(1) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(2) Ken Booth was President of the Company from June 20, 2000 to May 1, 2001. Mr. Richer was President from July 15, 1992 to June 20, 2000 and was reappointed President on May 1, 2001.

Long Term Incentive Plan (LTIP) Awards

The Company has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights

No Stock Appreciation Rights were granted to or exercised by the Named Executive Officer or directors during the fiscal year ended February 28, 2001.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the financial year ended February 28, 2001, to the Named Executive Officers, pursuant to the rules and policies of the Canadian Venture Exchange and, in accordance with the provisions of the *Company Act* (British Columbia) and the Regulations thereunder:

Name (a)	Securities Under Options/SAR's Granted (#) (b)	% of Total Options Granted to Employees in Fiscal Year[1] (c)	Exercise or Base Price ($/Security)[2] (d)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security) (e)	Expiration Date (f)
Roger Richer President and Director	25,000	5.05%	$0.30	$0.30	12/19/2005
Ken Booth President and Director	125,000[3]	25.25%	$0.30	$0.30	12/19/2005

Notes:
(1) Percentage of all options granted during the last fiscal year.
(2) The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that special events cause dilution of the Company's share capital.
(3) These options were cancelled effective June 1, 2001.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2001 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)[1] (b)	Aggregate Value Realized ($)[2] (c)	Unexercised Options at Fiscal Year-End (#)[3] Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3] Exercisable/ Unexercisable (e)
Roger Richer	Nil	Nil	75,000/25,000[4]	Nil
Ken Booth	Nil	Nil	0/125,000[5]	Nil

Notes:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) As freestanding SARs have not been granted, the number of shares relates solely to stock options.
(3) Value using the closing price of $0.14 for common shares of the Company on the Canadian Venture Exchange on February 28, 2001, less the exercise price per share.
(4) 75,000 of these shares were granted on July 16, 1996 at an exercise price of $0.36 per share and have a term of five years.
(5) These options were cancelled effective July 1, 2001.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

The following table sets forth stock options granted by the Company during the fiscal year ended February 28, 2001 to directors who are not Named Executive Officers of the Company, as a group:

Name (a)	*Securities Under Options/SARs Granted (#)(1) (b)*	*% of Total Options/SARs Granted to Employees in Fiscal Year(2) (c)*	*Exercise or Base Price ($/Security)(3) (d)*	*Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security) (e)*	*Expiration Date (f)*
Directors who are not Named Executive Officers (3)	125,000/-	25.25%	$0.30	$0.30	12/19/2005

Notes:
(1) The exercise price of the option is the market value of the common shares of the Company on the date of grant.
(2) Percentage of all options granted during the last fiscal year.
(3) The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that special events cause dilution of the Company's share capital

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended February 28, 2001 by directors who are not Executive Officers of the Company, as a group and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name (a)	*Securities Acquired on Exercise (#)(1) (b)*	*Aggregate Value Realized ($)(2) (c)*	*Unexercised Options/SARs at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (d)*	*Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(3) Exercisable/ Unexercisable (e)*
Directors who are not Named Executive Officers - 3	Nil	Nil	435,000/125,000 (4)	Nil

Notes:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) As freestanding SARs have not been greanted, the number of shares relate solely to stock options.
(3) Value using the closing price of $0.14 for common shares of the Company on the Canadian Venture Exchange on February 28, 2001, less the exercise price.
(4) 310,000 of these shares were granted on July 16, 1996 at an exercise price of $0.36 per share and have a term of five years.

During the most recently completed financial year, the directors did not receive any compensation from the Company other than the grants of stock options set out under "Option/SAR Grants in Last Fiscal Year" above.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since March 1, 2001 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

On December 19, 2000, the Company completed a private placement with Bema whereby Bema acquired 500,000 units of the Company at $0.20 per unit, for a total investment of $100,000. Each unit is comprised of one common share and one share purchase warrant, each warrant entitling Bema to purchase one additional common share of Victoria at $0.30 per share in the first year and $0.35 in the second year.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers as auditors of the Company and to authorize the directors to determine their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on June 11, 1997.

MANAGEMENT CONTRACTS

Effective December 31, 1993 the Company entered into a management agreement (the "Management Services Agreement") with Bema whereby Bema agreed to provide to the Company, for an initial period of 12 months, office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel necessary to fulfill the day to day responsibilities imposed on the Company, to carry out and ensure compliance with the requirements of a British Columbia public company and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $1500 and to reimburse Bema for all reasonable direct costs, expenses and disbursements incurred by Bema on behalf of the Company, as well as pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the personnel providing services for Bema on behalf of the Company. For the period March 1, 2000 to February 28, 2001 the Company was charged an aggregate of $50,700 by Bema for administrative and management services and an amount of $120,070 for project management and field service work under

the Management Services Agreement. On December 31, 2000 the Management Services Agreement as extended for an additional 12 month period.

Bema is the Company's controlling shareholder and Roger Richer, Clive Johnson, and Tom Garagan directors and/or officers and/or security holders of the Company, also directors and/or officers and/or security holders of Bema.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

A copy of the Company's current AIF will be provided at the head office of the Company upon request to the Secretary by any Member or to a person, who is not a security holder of the Company, upon payment of a nominal fee.

DATED at Vancouver, British Columbia this 18th day of July, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

"Roger Richer"
President and Director

#82-2888

VICTORIA RESOURCE CORPORATION

July 17, 2001

Report to Shareholders

Dear Shareholders,

Acquisitions and Exploration

Victoria Resource Corporation ("Victoria" or the "Company") continued its focus on Nevada by announcing on June 20, 2000 that it had signed a letter of intent to acquire two additional properties, Red Rock and Mustang Canyon, located in the southwestern part of the state.

Red Rock and Mustang Canyon Properties

The Red Rock and Mustang Canyon properties have excellent potential to host high grade bonanza style epithermal gold-silver veins. The Walker Lane belt is host to a number of past gold producers with aggregate historical production of several million ounces.

The Red Rock property has been explored since the early 1980's and covers 3.5 miles of a northwest trending structure. Previous work on the Discovery Zone encountered numerous high grade drill intersections over a 300 by 2,000 foot area. The presence of veins and the extent over which they occur indicates a large epithermal system with the potential to host several high grade gold-silver veins. A large portion of the Red Rock property, including the Discovery Zone remains untested. The Mustang Canyon property is located three miles north of the Red Rock property and is considered to be a very prospective target area for further exploration.

Victoria can earn up to 70% of both the 140 claim Red Rock property and the 27 claim Mustang Canyon property by first earning 51%. In order to earn 51%, the Company must spend an aggregate of US$750,000 by December 30, 2004. An additional aggregate of US$500,000, must be spent before August 1, 2005 in order to acquire a 70% interest. The Company has also committed to underlying property payments totaling approximately $104,000 for land fees in 2000 and 2001 and further expenditures of US$50,000 in 2000 and an additional US$150,000 in 2001. A $2.25 million payment is due on the Red Rock property on October 1, 2005 and the Company's share will be based on its participation interest at that time. The Company will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%.

On November 30, 2000 Victoria commenced phase I drilling at the Red Rock Property. Results from the first phase of drilling were announced on January 30, 2001. The purpose of the program was to determine the controls of high-grade gold intersections drilled by previous operators on a portion of an approximately 1.8 kilometre west-northwest trending structural corridor. The program was successful, as it confirmed Victoria's reinterpretation of the structural controls on the property and has provided targets for the next phase of drilling.

Victoria completed 1,577 metres in seven holes in the vicinity of the high-grade gold intersections. Four holes intersected mineralized quartz vein material along the projected west-northwest trending structure and two of the seven holes intersected northeast trending and crosscutting quartz-adularia veins. Both structural directions are strongly anomalous in gold.

A MEMBER OF THE BEMA GROUP OF COMPANIES

1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3

Tel: (604) 681-8371 • Fax: (604) 681-6209

Monte Cristo and North Carlin Properties

There was no significant work completed on either of these properties during the fiscal year, however, they are being maintained in good standing.

Financing

The Company completed a non-brokered private placement of 3,475,000 units at $0.20 per unit on December 20, 2000. Each unit consisted of one common share and one common share purchase warrant. The warrants have a term of two years and entitle the holder to purchase one additional share at $0.30 per share in the first year and $0.35 per share in the second. The total proceeds from the private placement were $684,900.

Subsequent Events

On May 25, 2001, the Company announced the commencement of phase II drilling at the Red Rock property. This program is designed to test a series of structurally controlled ore shoots on the Property. Previous work on the Discovery Zone encountered several high grade drill intersections over a 90 by 600 meter area underneath 60 meters of gravel. Drilling by Victoria in 2000 outlined the orientation of the two main intersecting structures. The Victoria drilling, combined with a re-logging program of all prior drilling, has lead to a re-interpretation of the controls on mineralization on the Property. It is interpreted that high-grade gold mineralization may occur at the intersection of crosscutting northwest and northeast structures. Previous drilling did not test these zones which are thought to plunge to the northeast at 50 degrees. Results are expected in late July 2001.

Investor Relations

The Company does not have a specific investor relations contract, however under a management agreement between the Company and Bema Gold Corporation ("Bema") dated December 31, 1993, the Company agreed to pay a pro-rata portion of the monthly corporate costs to Bema of each of the personnel providing investor services on behalf of the Company as well as all direct costs.

Outlook

On behalf of the Board of Directors, I would like to express appreciation to our shareholders for their continued support. As mentioned, results from the phase II drill program at the Red Rock property are expected in late July. Victoria's mandate is to identify high grade, low cost deposits in easily accessible areas like Nevada. The company plans to continue to this practice by outlining additional projects similar to the Red Rock property.

VICTORIA RESOURCE CORPORATION

"Roger Richer"
President

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ___X___ **Schedule A**
_______ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	February 28, 2001
DATE OF REPORT:	July 18, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	01/07/18
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	01/07/18

Victoria Resource Corporation

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2001 and February 29, 2000



PricewaterhouseCoopers LLP
Chartered Accountants
1111 West Hastings Street
Vancouver British Columbia
Canada V6E 3R2
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Victoria Resource Corporation

We have audited the consolidated balance sheets of **Victoria Resource Corporation** as at February 28, 2001 and February 29, 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied after giving retroactive effect to the change in method of accounting for income taxes as explained in Note 2 to the financial statements, on a basis consistent with that of the preceding year.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C.
May 4, 2001 (except for Note 1 which is as at July 10, 2001)

VICTORIA RESOURCE CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	As at February 28 2001	As at February 29 2000
ASSETS		
Current		
Cash and cash equivalents	**$ 454,839**	$ 296,690
Accounts receivable	**4,732**	1,275
Prepaid expenses	**1,100**	1,250
	460,671	299,215
Long-term		
Resource properties *(Note 3 and schedule)*	**1,144,181**	600,561
	$ 1,604,852	$ 899,776
LIABILITIES		
Current		
Accounts payable	**51,670**	19,610
Accounts payable to Bema Gold Corporation *(Note 5)*	**-**	101,539
	51,670	121,149
Long-term		
Accounts payable to Bema Gold Corporation *(Note 5)*	**167,710**	-
	219,380	121,149
SHAREHOLDERS' EQUITY		
Capital stock *(Note 4)*		
Authorized		
50,000,000 common shares, without par value		
Issued		
12,665,649 common shares (1999 – 9,140,649)	**4,139,385**	3,445,978
Deficit	**(2,753,913)**	(2,667,351)
	1,385,472	778,627
	$ 1,604,852	$ 899,776

Approved by the Board "Roger Richer" Director "Tom Garagan" Director

(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(expressed in Canadian dollars)

	Year ended February 28 2001	Year ended February 29 2000
Expenses		
Office and administrative	$ 24,842	$ 22,232
Shareholder information	21,711	17,604
Management fees	18,000	18,000
Audit and tax consulting	14,847	16,988
Legal	1,751	8,288
Transfer agent	4,589	4,796
Listing and filing fees	1,622	2,393
Bank charges	677	1,185
	88,039	91,486
Loss before the following	(88,039)	(91,486)
Interest income	9,390	27,401
Foreign exchange loss	(7,913)	(1,083)
Loss before capital taxes	(86,562)	(65,168)
Capital taxes	-	(763)
Loss for the year	(86,562)	(65,931)
Deficit, beginning of year	(2,667,351)	(2,601,420)
Deficit, end of year	$ (2,753,913)	$ (2,667,351)
Loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	10,056,034	9,140,649

(See accompanying notes to consolidated financial statements)

CONSOLDIATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

	Year ended February 28 2001	Year ended February 29 2000
Operating activities		
Loss for the year	$ (86,562)	$ (65,931)
Changes in non-cash working capital		
Accounts receivable	(3,457)	3,495
Prepaid expenses	150	208
Accounts payable	32,060	10,225
Accounts payable to Bema Gold Corporation	66,171	(45,495)
Cash from (to) operating activities	8,362	(97,498)
Financing activities		
Shares issued for cash, net of costs	684,907	-
Investing activities		
Resource properties	(535,120)	(528,497)
Increase (decrease) in cash and cash equivalents	158,149	(625,995)
Cash and cash equivalents, beginning of year	296,690	922,685
Cash and cash equivalents, end of year	$ 454,839	$ 296,690

Supplemental cash flow information (note 4)

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2001 and February 29, 2000
(expressed in Canadian dollars)

1 *Nature of operations*

Victoria Resource Corporation ("Victoria") and its subsidiary company (collectively "the Company"), in association with Bema Gold Corporation ("Bema"), its principal shareholder (41.96%), is engaged in the acquisition, evaluation and development of mineral properties. The Company is considered to be an exploration stage company. Bema provides management, administrative and technical services, including all geological assessments to the Company. Accordingly, the Company is economically dependent on Bema to render such services.

2 *Summary of significant accounting policies*

Principles of consolidation
These consolidated financial statements include the accounts of Victoria and its wholly-owned subsidiary, Victoria Resources (U.S.) Inc. Inter-company balances and transactions have been eliminated.

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid money market instruments which have an original maturity of three months or less.

Resource properties
Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, then these costs will be amortized using the unit-of-production method based upon estimated total mineral reserves. Costs relating to properties abandoned are written off when it is determined that the property has no continuing value.

Foreign exchange translation
The Company's foreign operation is an integrated subsidiary and its financial statements are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Exchange gains or losses arising on translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

(expressed in Canadian dollars)

Future income taxes
Effective March 1, 2000, the Company adopted the Canadian Institute of Chartered Accountants new accounting recommendation with respect to income taxes. Under the new recommendation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes, that are likely to be realized. The adoption of this standard was applied retroactively and did not result in any restatement of the Company's financial statements.

Stock option
The Company does not recognize any compensation expense when stock or stock options are issued. Consideration paid on the exercise of stock options is credited to share capital.

3 *Resource properties*

(i) Monte Cristo property

Pursuant to a property purchase agreement that closed on July 16, 1999, the Company acquired the right to earn a 100% interest in the Monte Cristo property located in White Pine County, Nevada. Under the terms of the agreement, the Company may earn a 100% interest by expending at least U.S.$1.5 million on exploration by May 18, 2004 and by making payments to the vendor totalling U.S.$1 million as follows:

U.S.$	25,000	initial payment (paid)
U.S.$	40,000	on or before May 18, 2000 (paid)
U.S.$	50,000	on or before May 18, 2001
U.S.$	85,000	on or before May 18, 2002
U.S.$	100,000	on or before May 18, 2003
U.S.$	700,000	on or before May 18, 2004

The remaining payments due to the vendor are currently being renegotiated and will be payable in either cash or shares. The vendor retains a 2% net smelter return royalty on the property with the Company having the option, during the first year of commercial production, to purchase the royalty for U.S.$2.5 million.

In connection with the acquisition, the Company has agreed to pay an arm's length finder's fee in either cash or shares as follows:

- payments totalling U.S.$100,000 consisting of:

U.S.$	10,000	initial payment (paid)
U.S.$	20,000	upon the completion of U.S.$600,000 of exploration expenditures
U.S.$	30,000	upon the completion of U.S.$1,200,000 of cumulative exploration expenditures
U.S.$	40,000	upon the completion of U.S.$2,000,000 of cumulative exploration expenditures

- an annual payment, until completion of a positive feasibility study, equal to 1% of exploration expenditures incurred during the preceding twelve months following the completion of U.S.$2 million in cumulative exploration expenditures

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2001 and February 29, 2000
(expressed in Canadian dollars)

- a 0.5% net smelter royalty payable upon commencement of commercial production with the Company having the option, during the first year of commercial production, to purchase the royalty for U.S.$1 million

(ii) North Carlin property

On September 7, 1999, the Company entered into a letter of intent to acquire a 100% interest in the North Carlin claims located in Elko County, Nevada. A formal option agreement was signed on September 15, 2000. The Company can earn 100% of the North Carlin property by spending U.S.$200,000 on exploration by September 15, 2004 with the first U.S.$100,000 to be spent by September 15, 2003, by assuming claim maintenance fees and issuing an aggregate of 200,000 shares of the Company as follows:

50,000 common shares	upon closing (issued)
50,000 common shares	by September 15, 2001
50,000 common shares	by September 15, 2002
50,000 common shares	by September 15, 2003

The vendor retains a 2% net smelter royalty on the property. The Company has the option, expiring 60 days after the commercial production decision, to purchase 1% of the royalty for U.S.$1,000,000.

(iii) Red Rock and Mustang Canyon

Pursuant to an exploration and option agreement dated August 24, 2000, the Company acquired the right to earn up to a 70% interest in the Red Rock and Mustang Canyon properties located in Southwestern Nevada. The Company can earn up to 70% of both properties from Romarco Minerals Inc. by first earning a 51% interest. In order to earn a 51% interest, the Company must spend an aggregate of U.S.$750,000 by December 31, 2004. To acquire a 70% interest, the Company must spend in aggregate an additional U.S.$500,000 before August 1, 2005 on the two properties. In addition, the Company has committed to incur exploration expenditures of U.S.$50,000 in 2000 and an additional U.S.$150,000 in 2001 and to cover all underlying property payments up to earn-in. A $2.25 million payment is due on the Red Rock property on October 1, 2005 and the Company's share will be based on its participation interest at the time. The Company will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%. As at December 31, 2000 a total of U.S.$135,000 has been spent in exploration towards the earn-in.

(expressed in Canadian dollars)

4 *Capital stock*

	2001		2000	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning of year	**9,140,649**	**$ 3,445,978**	9,140,649	$ 3,445,978
Issued during the year				
For cash, net of costs	**3,475,000**	**684,907**	–	–
For property	**50,000**	**8,500**	–	–
Balance, end of year	**12,665,649**	**$ 4,139,385**	9,140,649	$ 3,445,978

During the year, the Company sold by way of a private placement 3,475,000 units (1,975,000 units on November 15, 2000 and 1,500,000 units on December 19, 2000) at a price of $0.20 per unit for net proceeds of $684,907. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year.

On September 7, 2000, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property (Note 3).

At February 28, 2001, the Company had outstanding directors' and employees' stock options for a total of 1,050,000 shares. These options are exercisable at prices ranging from $0.30 to $0.36 and expire on dates varying from July 16, 2001 to December 19, 2000. Stock options are granted at an exercise price determined by the fair market value of the shares at the date of grant and for a 5-year period. At February 28, 2001, a total of 216,565 stock options were available for grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2001 and February 29, 2000
(expressed in Canadian dollars)

Changes in the Company's stock options are provided in the table below.

	Number of outstanding options	Weighted-average exercise price
Outstanding at February 28, 1999	584,750	$ 0.36
Cancelled	(29,750)	0.36
Outstanding at February 29, 2000	555,000	0.36
Granted	495,000	0.30
Outstanding at February 28, 2001	1,050,000	0.33

Stock options outstanding as at February 28, 2001 are as follows:

	Exercise price	Number of outstanding options	Weighted-average years to expiry	Weighted-average exercise price	Number of exercisable options	Weighted-average exercise price
Granted in 1996	$ 0.36	555,000	0.5	$ 0.36	555,000	$ 0.36
Granted in 2000	0.30	495,000	4.8	0.30	-	
		1,050,000	2.5	0.33	555,000	0.36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2001 and February 29, 2000
(expressed in Canadian dollars)

5 *Related party transactions*

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema:

	2001	2000
Office and administration	**$ 21,900**	$ 21,900
Management fees	**$ 18,000**	$ 18,000
Shareholder information	**$ 10,800**	$ 10,800
Project management and field work	**$ 120,070**	$ 115,389
Property evaluation and investigation	**$ -**	$ 43,732

As at February 28, 2001, the accounts payable to Bema was non-interest bearing and payable after February 29, 2002. Subsequent to the year-end, the accounts payable balance of $167,710 was converted to a note payable to Bema that bears interest at a bank's prime lending rate plus 2%.

6 *Income taxes*

Non-capital loss carry-forwards for Canadian tax purposes of $306,000 expire in the following years unless utilized: 2002 – $69,000; 2003 – $43,000; 2004 – $12,000; 2005 – $36,000; 2006 – $30,000; 2007 - $37,000 and 2008 - $79,000. For U.S. income tax purposes, loss carry-forwards of U.S.$149,000 commence to expire in 2008 to 2016 unless utilized. The Company has gross unrecorded deferred tax assets of $689,000 and $228,000 relating to resource properties and operating loss carry-forwards, respectively. The benefit of these amounts has not been reflected in these consolidated financial statements.

7 *Fair value of financial instruments*

The fair value of cash, accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these instruments.

Management has assessed that it is not practical to determine the fair value of the accounts payable to Bema due to the unavailability of similar borrowing arrangements on an arm's length basis.

8 *Segmented information*

The Company's principal activity is the exploration and development of mineral properties. The Company's resource properties are located in the United States as disclosed in Note 3.

VICTORIA RESOURCE CORPORATION

RESOURCE PROPERTIES SCHEDULE
FOR THE YEARS ENDED FEBRUARY 28, 2001 AND FEBRUARY 29, 2000
(expressed in Canadian dollars)

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total 2001	2000
Balance at beginning of year	$ 589,120	$ 11,441	$ -	$ -	$ 600,561	$ 72,064
Expenditures incurred during the period:						
Geology	30,208	6,323	9,586	73,953	120,070	257,314
Travel	3,975	-	-	21,518	25,493	74,172
Claim maintenance	47,048	10,839	4,021	22,536	84,444	111,515
Assays	-	-	-	22,718	22,718	14,081
Drilling	-	-	-	134,667	134,667	-
Acquisition costs	59,080	17,109	26,394	53,645	156,228	71,415
	140,311	34,271	40,001	329,037	543,620	528,497
Balance at end of year	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181	$ 600,561

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
X	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	February 28, 2001
DATE OF REPORT:	July 18, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	01/07/18
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	01/07/18

Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION
For the period ended February 28, 2001

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date: See Schedule A

2. (a) Summary of Securities issued during quarter under review:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
December 19, 2000	Units*	Private Placement	1,500,000	$0.20	$395,000	Cash	Nil

*Each Unit consists of one common share and a share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share at a price of $0.30 per warrant share until December 19, 2001 and at a price of $0.35 per warrant share until December 19, 2002.

(b) Summary of Options granted during quarter under review:

Optionee	Number Granted	Date Granted	Exercise Price	Expiry Date
Booth, K	125,000	December 20, 2001	$0.30	December 19, 2005
Corra, M	40,000	December 20, 2001	$0.30	December 19, 2005
Garagan, T	65,000	December 20, 2001	$0.30	December 19, 2005
Johnson, G	100,000	December 20, 2001	$0.30	December 19, 2005
Kay, S	60,000	December 20, 2001	$0.30	December 19, 2005
McPherson, L	25,000	December 20, 2001	$0.30	December 19, 2005
Ozorio, P	15,000	December 20, 2001	$0.30	December 19, 2005
Richer, R	25,000	December 20, 2001	$0.30	December 19, 2005
Scott, B	15,000	December 20, 2001	$0.30	December 19, 2005
Simpson, M	25,000	December 20, 2001	$0.30	December 19, 2005

3. (a) Particulars of authorized and issued share capital as at February 28, 2001:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,665,649	$4,139,385

Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION
For the period ended February 28, 2001

(b) Options outstanding as at February 28, 2001:

Security	Number	Exercise Price	Expiry Date
Options	555,000	$0.36	July 16, 2001
Options	370,000	$0.30	December 19, 2005

(c) Shares in escrow or subject to pooling:

Nil

(d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary

Schedule C
Management Discussion and Analysis

Victoria Resource Corporation

The discussion and analysis set forth below contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. See section on "Risk Factors" in the Annual Information Form which elaborates on factors that may affect the Company's business and future results.

The following discussion of the operating results and financial position of the Company for each of the years in the two-year period ended February 28, 2001 should be read in conjunction with the Consolidated Financial Statements and related Notes.

RESULTS OF OPERATIONS

The Company's loss for the year ended February 28, 2001 was $86,600 or $0.01 per share compared to a loss of $65,900 or $0.01 per share in 2000. The losses in 2001 and 2000 were mainly attributable to general and administrative expenses incurred at the corporate office.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2001, the Company had cash of $454,800 (2000 - $296,700) and working capital of $409,000 (2000 - $178,100).

Operating activities

For the year ended February 28, 2001, the Company had cash from operating activities in the amount of $8,400 due to an increase in the accounts payable to Bema Gold Corporation ("Bema") from a year ago, whereas in 2000, operating activities required funding in the amount of $97,500 due mainly to general and administrative expenses and a reduction in the accounts payable balance.

Financing activities

During the year, the Company sold by way of private placement 3,475,000 units at a price of $0.20 per unit for net proceeds of $684,900. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year.

On September 7, 2000, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property.

Investing activities

On August 24, 2000, the Company acquired the right to earn up to a 70% interest in the Red Rock and Mustang Canyon properties in Southwestern Nevada (see Note 3 of the Notes to the Consolidated Financial Statements for details). During the year, the Company incurred $369,000 in expenditures mainly relating to mapping and prospecting that was carried out in the summer and to a drill program in November 2000.

On July 16, 1999, the Company acquired the right to earn a 100% interest in the Monte Cristo property located in White Pine County, Nevada. During the year ended February 28, 2001, the Company incurred $140,300 (2000 - $517,100) on the Monte Cristo property, including $59,100 (2000 - $60,000) related to acquisition costs and $47,000 in claim maintenance fees.

On September 7, 1999, the Company entered into a letter of intent to acquire a 100% interest in the North Carlin claims located in Elko County, Nevada. A formal option agreement was signed on September 15, 2000. During the year ended February 28, 2001, the Company incurred $34,300 (2000 - $11,400) in expenditures, including $17,100 related to acquisition costs and $10,800 to claim maintenance fees.

OUTLOOK

On June 11, 2001, the Company commenced a 7 hole, 1,500 metre, drill program at the Red Rock property in Nevada. Management expects results approximately late July. The Company has sufficient cash resources to fund the current drill program and to make the required property payments for 2001. Future work is dependent upon the results obtained and the completion of additional financing arrangements. Victoria's mandate is to identify high grade, low cost deposits in easily accessible areas like Nevada. The Company plans to continue this practice by outlining additional projects similar to the Red Rock property.

#82-2888

VICTORIA RESOURCE CORPORATION

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF **VICTORIA RESOURCE CORPORATION** (THE "COMPANY") HEREBY APPOINTS ROGER RICHER, OR FAILING HIM, CLIVE JOHNSON, OR INSTEAD OF EITHER OF THE FOREGOING, ______________________________, OR FAILING HIM, ______________________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON TUESDAY, THE 21ST DAY OF AUGUST, 2001, AT 11:00 A.M. (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To determine the number of directors of the Company at four.

   VOTE FOR __________ or VOTE AGAINST __________.

2. To elect each of the following persons as a director of the Company for the ensuing year:

ROGER RICHER	VOTE FOR __________	WITHHOLD VOTE __________
CLIVE JOHNSON	VOTE FOR __________	WITHHOLD VOTE __________
TOM GARAGAN	VOTE FOR __________	WITHHOLD VOTE __________
STEPHEN KAY	VOTE FOR __________	WITHHOLD VOTE __________

3. To appoint Messrs. PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors for the Company for the ensuing year at a remuneration to be determined by the directors.

   VOTE FOR____________ or WITHHOLD VOTE__________

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (**IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS**), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Directors' Report to Members, the Quarterly Report of the Company for its fourth fiscal quarter which contains the Company's audited consolidated financial statements for the fiscal period ended February 28, 2001, the Notice of Annual General Meeting of Members, the accompanying Information Circular dated as of July 18, 2001 and the Notes hereto and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

(a) THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

(b) A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, **COMPUTERSHARE TRUST COMPANY OF CANADA**, 401- 510 BURRARD STREET, VANCOUVER, B.C., NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

(c) REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

(d) IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this ________ day of ___________________, 2001.

(NOTE TO SHAREHOLDER: PLEASE INSERT DATE OF EXECUTION)

____
Signature of Member

____
Name of Member

____
Address of Member

____
City/Province

____
Number of Shares Held

#82-2889

ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED
SHAREHOLDERS OF **VICTORIA RESOURCE CORPORATION**
(the "Company")
CUSIP NO. 92629F 104

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to **Computershare Trust Company of Canada**, 401 - 510 Burrard Street, Vancouver, British Columbia, V6C 4B9.

****

Name of Registered/
Non-Registered Shareholder: (Please print)

Address:

Postal Code:

Signature:______________________________

Date:__________________________________

I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
(please circle)

SHAREHOLDER OF VICTORIA RESOURCE CORPORATION

****

#82-2888

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

ADVANCE NOTICE is hereby given that the Annual General Meeting of VICTORIA RESOURCE CORPORATION (the "Company") will be held in the Boardroom of Gowling Lafleur Henderson, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia on Tuesday, the 21st day of August, 2001 at 11:00 in the morning (local time). Directors will be nominated for election and resolutions proposed for the election of directors at the Annual General Meeting.

Written nominations for directors signed by members of the Company holding in the aggregate not less than ten percent of the outstanding shares in the Company are hereby invited.

If any such nomination is delivered to the Company's offices at 18th Floor, 1138 Melville Street, Vancouver, British Columbia, V6E 4S3 not less than thirty-five days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the Information Circular, the Company will include the name of the nominee in the Information Circular sent by the management of the Company pursuant to Section 153 and 154 of the *Company Act.*

A person may be disqualified from becoming a director or, after having been elected or appointed, to continue to act as a director, on the grounds set forth in Section 114 of the *Company Act.* In addition, the Articles of the Company provide that the office of a director shall be vacated if the director is convicted of an indictable offence and the other directors shall have resolved to remove him.

DATED this 25th day of June, 2001.

BY ORDER OF THE BOARD

"Roger Richer"
Roger Richer
President and Director



BCSC **British Columbia Securities Commission** 01 DEC -7 AM 8:18

#82-2888

QUARTERLY REPORT

FORM 61

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION

Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.

1. *For the current fiscal year-to-date:*
   Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.
2. *For the quarter under review:*
   (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
   (b) Summary of options granted, including date, number, nar of optionee, exercise price and expiry date.
3. *As at the end of the quarter:*
   (a) Particulars of authorized capital and summary of shares issued and outstanding.
   (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
   (c) Total number of shares in escrow or subject to a pooling agreement.
   (d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the da of this report, including brief details of any significant event or transaction which occurred during the period. The following list ca be used as a guide but is not exhaustive:

Acquisition or abandonment of resource properties, acquisiti of fixed assets, financings and use of proceeds, managemer changes, material contracts, material expenditures, transactions with related parties, legal proceedings, continge liabilities,default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in *actual* use of proceeds from the previous disclosure by t issuer regarding its *intended* use of proceeds; and
(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quart and disclosure of the material terms of any investor relat arrangements or contracts entered into by the issuer du the quarter.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M
VICTORIA RESOURCE CORPORATION	May 31, 2000	00 07 2

ISSUER'S ADDRESS				
Suite #3113, Three Bentall Centre, 595 Burrard Street, PO Box 49113				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE
Vancouver,	BC	V7X 1G4	681-6209	681-8371

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
Ken Booth	President	681-8371

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has be approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
[signature]	ROGER RICHER	00 07 2
[signature]	KEN BOOTH	00 07 2

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at May 31
(Unaudited)

	2000	1999
ASSETS		
Current		
Cash	$ 143,639	$ 743,370
Accounts receivable	946	3,275
Prepaid expenses	875	1,021
	145,460	747,666
Resource properties	681,836	180,739
	$ 827,296	$ 928,405
LIABILITIES		
Current		
Accounts payable	$ 64,798	$ 91,975
SHAREHOLDERS' EQUITY		
Capital stock	3,445,978	3,445,978
Deficit	(2,683,480)	(2,609,548)
	762,498	836,430
	$ 827,296	$ 928,405

Approved by the Directors

[signature] Director

[signature] Director

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended May 31
(Unaudited)

	2000	1999
Expenses		
Office and administration	$ 7,225	$ 5,475
Management fees	4,500	4,500
Shareholder information	3,175	2,700
Audit and tax consulting	2,650	1,575
Transfer agent	640	1,318
Listing and filing fees	435	438
Bank charges	235	575
Legal	207	1,389
	19,067	17,970
Loss before the following	(19,067)	(17,970)
Interest income	2,938	10,548
Loss before capital taxes	(16,129)	(7,422)
Capital taxes	-	(706)
Loss for the period	(16,129)	(8,128)
Deficit, beginning of period	(2,667,351)	(2,601,420)
Deficit, end of period	$ (2,683,480)	$ (2,609,548)
Loss per common share	$ (0.002)	$ (0.001)

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended May 31
(Unaudited)

	2000	1999
Operating activities		
Loss for the period	$ (16,129)	$ (8,128)
Change in non-cash working capital	(55,647)	(62,512)
Cash to operating activities	(71,776)	(70,640)
Investing activities		
Resource properties	(81,275)	(108,675)
Decrease in cash	(153,051)	(179,315)
Cash, beginning of period	296,690	922,685
Cash, end of period	$ 143,639	$ 743,370

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000
(Unaudited)

SCHEDULE A

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	Monte Cristo Property	North Carlin Property	Total
Balance at February 29, 2000	$ 589,120	$ 11,441	$ 600,561
Expenditures incurred during the period:			
Geochemistry	37	-	37
Geology	6,417	5,203	11,620
Travel	4,021	-	4,021
Acquisition costs	59,769	5,828	65,597
	70,244	11,031	81,275
Balance at May 31, 2000	$ 659,364	$ 22,472	$ 681,836

1. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema Gold Corporation, a company related by way of directors in common:

	2000	1999
i. Field work on resource properties	**$ 5,440**	$ -
ii. Management fees	**$ 4,500**	$ 4,500
iii. Office and administrative	**$ 5,475**	$ 5,475
iv. Shareholder information	**$ 2,700**	$ 2,700
v. Accounts payable	**$ 47,413**	$ 80,540

VICTORIA RESOURCE CORPORATION
SCHEDULE B:
Supplementary Information for the Period Ended May 31, 2000

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   Not applicable.

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at May 31, 2000:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	9,140,649	$3,445,978

   (b) Options outstanding as at May 31, 2000:

Security	Number	Exercise Price	Expiry Date
Options	555,000	$0.36	July 16, 2001

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors:

   Clive T. Johnson
   Roger Richer
   Barry Rayment

#82-2888

SCHEDULE C:
Management Discussion for the Period Ended
May 31, 2000

Acquisitions

Subsequent to the quarter end, the Company announced that it had signed a letter of intent to acquire two new properties in the Walker Lane belt of Southwestern Nevada. The Red Rock and Mustang Canyon properties have excellent potential to host high grade bonanza style epithermal gold-silver veins. The Walker Lane belt is host to a number of past gold producers with aggregate historical production of several million ounces.

The Red Rock Property has been explored since the early 1980's and covers 3.5 miles of a northwest trending structure. Previous work on the Discovery Zone encountered numerous high grade drill intersections over a 300 by 2,000 foot area. The presence of veins and the extent over which they occur indicates a large epithermal system with the potential to host several high grade gold-silver veins. A large portion of the Red Rock property, including the Discovery Zone remains untested. The Mustang Canyon property is located three miles north of the Red Rock property and is considered to be a very prospective target area for further exploration. The Company hopes to commence drilling in the latter part of 2000.

Victoria can earn up to 70% of both the 140 claim Red Rock property and the 27 claim Mustang Canyon property by first earning 51%. In order to earn 51%, the Company must spend and aggregate of US$750,000 by December 30, 2004. An additional aggregate of US$500,000, must be spent before August 1, 2005 in order to acquire a 70% interest. The Company has also committed to underlying property payments totaling approximately $104,000 for land fees in 2000 and 2001 and further expenditures of US$50,000 in 2000, and an additional US$150,000 in 2001. A $2.25 million payment is due on the Red Rock property on October 1, 2005 and the Company's share will be based on its participation interest at that time. The Company will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%.

Management

Subsequent to the quarter end, the Company announced the appointment of Mr. Ken Booth as President and director and Mr. Tom Garagan as Vice President, Exploration. Mr. Booth succeeds Mr. Roger Richer who will remain a director of the Company. Mr. Booth is currently Vice President, Corporate Development of Bema Gold Corporation. Mr. Garagan is currently Vice President, Exploration of Bema Gold Corporation.

Financing

The Company did not undertake any financing activities during the quarter.

Investor Relations

The Company does not have a specific investor relations contract, however under a management agreement between the Company and Bema Gold Corporation ("Bema") dated December 31, 1993, the Company agreed to pay a pro rata portion of the monthly corporate costs to Bema of each of the personnel providing investor services on behalf of the Company as well as all direct costs.

VICTORIA RESOURCE CORPORATION
"Ken Booth"
President



#82-2888

BCSC British Columbia Securities Commission

01 DEC -7 AM 8:20

QUARTERLY REPORT
FORM 61

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION

Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.

1. *For the current fiscal year-to-date:*
   Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.
2. *For the quarter under review:*
   (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
   (b) Summary of options granted, including date, number, nan of optionee, exercise price and expiry date.
3. *As at the end of the quarter:*
   (a) Particulars of authorized capital and summary of shares issued and outstanding.
   (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
   (c) Total number of shares in escrow or subject to a pooling agreement.
   (d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the dat of this report, including brief details of any significant event or transaction which occurred during the period. The following list ca be used as a guide but is not exhaustive:

Acquisition or abandonment of resource properties, acquisitic of fixed assets, financings and use of proceeds, managemen changes, material contracts, material expenditures, transactions with related parties, legal proceedings, continge liabilities,default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in *actual* use of proceeds from the previous disclosure by tl issuer regarding its *intended* use of proceeds; and
(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quart and disclosure of the material terms of any investor relati arrangements or contracts entered into by the issuer dur the quarter.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
VICTORIA RESOURCE CORPORATION	August 31, 2000	00 10 3

ISSUER'S ADDRESS
Suite 3113, Three Bentall Centre, 595 Burrard Street, PO Box 49113

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE
Vancouver	BC	V7X 1G4	681-6209	681-8371

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
Ken Booth	President	681-8371

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has be approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
[signature]	ROGER RICHER	00 10 3
[signature]	KEN BOOTH	00 10 3

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at August 31
(Unaudited)

	2000	1999
ASSETS		
Current		
Cash	$ 12,432	$ 524,509
Accounts receivable	2,797	2,814
Prepaid expenses	500	409
	15,729	527,732
Resource properties	847,210	432,967
	$ 862,939	$ 960,699
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 125,836	$ 141,841
SHAREHOLDERS' EQUITY		
Capital stock	3,445,978	3,445,978
Deficit	(2,708,875)	(2,627,120)
	737,103	818,858
	$ 862,939	$ 960,699

Approved by the Directors

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the six months ended August 31
(Unaudited)

	2000	1999
Expenses		
Office and administration	$ 15,928	$ 11,045
Management fees	9,000	9,000
Shareholder information	8,094	10,073
Audit and tax consulting	5,300	3,550
Listing and filing fees	3,054	1,885
Transfer agent	2,541	2,057
Legal	1,114	4,474
Bank charges	412	1,080
	45,443	43,164
Loss before the following	(45,443)	(43,164)
Interest income	3,919	18,689
Loss before capital taxes	(41,524)	(24,475)
Capital taxes	-	(1,225)
Loss for the period	(41,524)	(25,700)
Deficit, beginning of period	(2,667,351)	(2,601,420)
Deficit, end of period	$ (2,708,875)	$ (2,627,120)
Loss per common share	$ (0.005)	$ (0.003)

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended August 31
(Unaudited)

	2000	1999
Operating activities		
Loss for the period	$ (41,524)	$ (25,700)
Change in non-cash working capital	(18,299)	13,881
Cash to operating activities	(59,823)	(11,819)
Investing activities		
Resource properties	(224,435)	(386,357)
Decrease in cash	(284,258)	(398,176)
Cash, beginning of period	296,690	922,685
Cash, end of period	$ 12,432	$ 524,509

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2000
(Unaudited)

SCHEDULE A

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total
Balance at February 29, 2000	$ 589,120	$ 11,441	$ -	$ -	$ 600,561
Expenditures incurred during the period:					
Geology	23,812	2,922	1,500	5,934	34,168
Travel	3,975	-	-	-	3,975
Claim maintenance	46,734	10,751	3,988	22,256	83,729
Acquisition costs	59,080	5,971	6,749	52,977	124,777
	133,601	19,644	12,237	81,167	246,649
Balance at August 31, 2000	$ 722,721	$ 31,085	$ 12,237	$ 81,167	$ 847,210

1. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2000	1999
i. Field work on resource properties	**$ 29,125**	$ 96,348
ii. Management fees	**$ 9,000**	$ 9,000
iii. Office and administrative	**$ 10,950**	$ 10,950
iv. Shareholder information	**$ 5,400**	$ 5,400
v. Accounts payable	**$ 94,858**	$ 102,559

VICTORIA RESOURCE CORPORATION
SCHEDULE B:
Supplementary Information for the Period Ended August 31, 2000

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   Not applicable.

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at August 31, 2000:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	9,140,649	$3,445,978

   (b) Options outstanding as at August 31, 2000:

Security	Number	Exercise Price	Expiry Date
Options	555,000	$0.36	July 16, 2001

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors:

   Ken Booth
   Clive T. Johnson
   Roger Richer
   Stephen Kay
   Tom Garagan

SCHEDULE C:
Management Discussion

Property Acquisition and Exploration

Red Rock and Mustang Canyon

On June 20, 2000, Victoria Resource Corporation, (Victoria, or the "Company") announced that it had signed a letter of intent to acquire up to a 70% interest in both the Red Rock and Mustang Canyon properties. The Exploration and Option Agreement was signed August 24, 2000. The properties possess many similar characteristics to other deposits in Nevada and have excellent potential to host high grade bonanza style epithermal gold-silver veins.

The Red Rock property, which has been explored since the early 1980's, covers 3.5 miles of a northwest trending structure containing gold-silver quartz adularia veins and cinnabar bearing chalcedony veins. The presence of the veins and the extent over which they occur indicates a large epithermal system with the potential to host several high grade gold-silver veins. Previous work on the Discovery Zone encountered numerous high grade drill intersections over a 300 by 2,000 foot area. A large portion of the Red Rock property remains untested as much of it, including the Discovery Zone is overlain by gravel cover. The trend of the Discovery Zone is not yet understood, however the mineralization is open in several directions.

The Mustang Canyon property is located three miles north of the Red Rock property and the mineralization is associated with a partially exposed rhyolite dome. The rhyolite dome is overlain by a "leached cap" consisting of opal-alunite-kaolinite with cinnabar mineralization typical of the upper levels of a gold bearing quartz adularia epithermal system. The rholite dome has not been drilled near or under the leached cap and is a very prospective target area for further exploration.

Victoria can earn up to 70% of the two properties from Romarco Minerals Inc. ("Romarco") by first earning 51% by spending an aggregate of $750,000 by December 30, 2004. To earn 70%, Victoria must spend in aggregate an additional $500,000 before August 1, 2005 on the two properties. Victoria will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%. In addition, the Company has committed to underlying property expenditures of $50,000 in 2000 and an additional $150,000 in 2001. A $2.25 million payment is due on the Red Rock property on October 1, 2005 and will be shared pro rata based on Victoria and Romarco participating interest. All payments are in US dollars.

Financing

On September 27, 2000 the Company announced that it had negotiated a non-brokered private placement of up to 3,500,000 units at $0.20 per unit for gross proceeds of $700,000. Each unit will consist of one share and one common share purchase warrant. Each warrant will have a term of two years and will entitle the holder to purchase one additional share at a price of $0.30 per share in the first year and $0.35 in the second year. Net proceeds from this financing will be used

primarily for exploration on the Company's four gold properties in Nevada. The financing is expected to close during November 2000.

Management

On June 20, 2000, Ken Booth replaced Roger Richer as President of the Company. Mr. Richer remains as a director. Also, Tom Garagan joined Victoria as Vice President, Exploration and was elected director at the Company's Annual General Meeting held in August. Also at the Company's Annual General Meeting, Stephen Kay was appointed a director of the Company. Mr. Kay is currently President and Chief Executive Officer of Ecuadorian Minerals Corporation.



#82-2888

BCSC British Columbia Securities Commission

QUARTERLY REPORT
FORM 61

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION

Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.

1. *For the current fiscal year-to-date:*
   Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.
2. *For the quarter under review:*
   (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
   (b) Summary of options granted, including date, number, na[me] of optionee, exercise price and expiry date.
3. *As at the end of the quarter:*
   (a) Particulars of authorized capital and summary of share[s] issued and outstanding.
   (b) Summary of options, warrants and convertible securitie[s] outstanding, including number or amount, exercise or conversion price and expiry date.
   (c) Total number of shares in escrow or subject to a poolin[g] agreement.
   (d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the da[te] of this report, including brief details of any significant event or transaction which occurred during the period. The following list c[an] be used as a guide but is not exhaustive:

Acquisition or abandonment of resource properties, acquisiti[on] of fixed assets, financings and use of proceeds, manageme[nt] changes, material contracts, material expenditures, transactions with related parties, legal proceedings, conting[ent] liabilities,default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in *actual* use of proceeds from the previous disclosure by t[he] issuer regarding its *intended* use of proceeds; and
(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quart[er] and disclosure of the material terms of any investor relat[ions] arrangements or contracts entered into by the issuer du[ring] the quarter.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M
VICTORIA RESOURCE CORPORATION	November 30, 2000	01 01 2

ISSUER'S ADDRESS
1138 Melville Street, 18th Floor

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE
Vancouver	BC	V6E 4S3	681-6209	681-8371

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
Ken Booth	President	681-8371

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has be[en] approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
➤ [signature]	ROGER RICHER	01 01 2
➤ [signature]	KEN BOOTH	01 01 2

FIN 2061 Rev. 98 / 5 / 19

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at November 30
(Unaudited)

	2000	1999
ASSETS		
Current		
Cash	$ 520,759	$ 374,888
Accounts receivable	3,296	2,541
Prepaid expenses	1,500	1,500
	525,555	378,929
Resource properties	996,917	558,336
	$ 1,522,472	$ 937,265
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 235,972	$ 138,380
SHAREHOLDERS' EQUITY		
Capital stock	4,029,478	3,445,978
Deficit	(2,742,978)	(2,647,093)
	1,286,500	798,885
	$ 1,522,472	$ 937,265

Approved by the Directors

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the nine months ended November 30
(Unaudited)

	2000	1999
Expenses		
Office and administration	$ 25,578	$ 17,083
Shareholder information	15,852	11,402
Management fees	13,500	13,500
Audit and tax consulting	11,150	12,092
Legal	6,160	5,733
Listing and filing fees	3,655	2,235
Transfer agent	3,555	3,980
Bank charges	595	1,155
	80,045	67,180
Loss before the following	(80,045)	(67,180)
Interest income	4,418	23,438
Loss before capital taxes	(75,627)	(43,742)
Capital taxes	-	(1,931)
Loss for the period	(75,627)	(45,673)
Deficit, beginning of period	(2,667,351)	(2,601,420)
Deficit, end of period	$ (2,742,978)	$ (2,647,093)
Loss per common share	$ (0.008)	$ (0.005)

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended November 30
(Unaudited)

	2000	1999
Operating activities		
Loss for the period	$ (75,627)	$ (45,673)
Change in non-cash working capital	112,552	22,385
Cash from (to) operating activities	36,925	(23,288)
Investing activities		
Resource properties	(387,856)	(524,509)
Financing activities		
Shares issued for cash	395,000	-
Proceeds from shares subscription	180,000	-
	575,000	-
Increase (decrease) in cash	224,069	(547,797)
Cash, beginning of period	296,690	922,685
Cash, end of period	$ 520,759	$ 374,888

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2000
(Unaudited)

SCHEDULE A

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total
Balance at February 29, 2000	$ 589,120	$ 11,441	$ -	$ -	$ 600,561
Expenditures incurred during the period:					
Geology	30,208	6,323	9,586	36,157	82,274
Travel	3,975	-	-	10,202	14,177
Claim maintenance	47,048	10,839	4,021	22,439	84,347
Drilling	-	-	-	59,564	59,564
Acquisition costs	59,080	17,109	26,394	53,411	155,994
	140,311	34,271	40,001	181,773	396,356
Balance at November 30, 2000	$ 729,431	$ 45,712	$ 40,001	$ 181,773	$ 996,917

1. **Related party transactions**

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2000	1999
i. Field work on resource properties	$ 36,026	$ -
ii. Management fees	$ 13,500	$ 13,500
iii. Office and administrative	$ 16,425	$ 16,425
iv. Shareholder information	$ 8,100	$ 8,100
v. Accounts payable	$ 170,449	$ 111,086

VICTORIA RESOURCE CORPORATION
SCHEDULE B:
Supplementary Information for the Period Ended November 30, 2000

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date: Not Applicable

2. (a) Summary of Securities issued during quarter under review:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
September 7, 2000	Common Shares	Property Acquisition	50,000	Deemed $0.17	Deemed $8,500	Property Acquisition	Nil
November 15, 2000	Units*	Private Placement	1,975,000	$0.20	$395,000	Cash	Nil

*Each Unit consists of one common share and a share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share at a price of $0.30 per warrant share until November 15, 2001 and at a price of $0.35 per warrant share until November 15, 2001

(b) Summary of Options granted during quarter under review: Nil

3. (a) Particulars of authorized and issued share capital as at November 30, 2000:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	11,165,649	$4,029,478

(b) Options outstanding as at November 30, 2000:

Security	Number	Exercise Price	Expiry Date
Options	555,000	$0.36	July 16, 2001

(c) Shares in escrow or subject to pooling: Nil

(d) List of Directors: Ken Booth
Clive T. Johnson
Roger Richer
Steve Kay
Tom Garagan

SCHEDULE C:
Management Discussion

Acquisitions and Exploration

Red Rock and Mustang Canyon

On November 30, 2000, Victoria Resource Corporation ("Victoria") announced that it had commenced drilling on the Red Rock and Mustang Canyon properties in Nevada.

The drilling on the Red Rock property is designed to test a reinterpretation of past drilling on the property. Previous work on the Discovery Zone encountered numerous high-grade drill intersections over a 90 by 600 metre area underneath 60 metres of gravel. To date, reverse circulation drilling in seven holes totaling 1,575 metres has been completed on the Red Rock property. The assay results are expected in January 2001.

The Mustang Canyon drilling will test potential mineralization underneath an interpreted large leach cap associated with a rhyolite dome. The drilling will test the projected zone at the same elevations as the nearby Red Rock mineralization, approximately 300 metres below the surface. Due to the higher elevation at Mustang Canyon the drilling will be completed as weather permits.

Victoria can earn up to a 70% interest of both the 140 claim Red Rock property and the 27 claim Mustang Canyon property from Romarco Minerals Inc. ("Romarco"), by first earning a 51%.interest. In order to earn a 51% interest, Victoria must spend an aggregate of US$750,000 by December 30, 2004. An additional aggregate of US$500,000, must be spent before August 1, 2005 in order to acquire a 70% interest. Victoria has also committed to underlying property payments totaling approximately US$104,000 for land fees in 2000 and 2001 and further expenditures of US$50,000 in 2000, and an additional US$150,000 in 2001. A US$2.25 million payment is due on the Red Rock property on October 1, 2005 and will be shared pro-rata based on Victoria's and Romarco's participation interests. Victoria will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%.

Financing

On December 20, 2000 Victoria announced that it had completed a non-brokered private placement of 3,475,000 units at $0.20 per unit. The net proceeds from the offering will be used primarily for exploration of Victoria's four gold properties in Nevada.

Other

On December 20, 2000, Victoria announced that it had allocated, subject to regulatory approval, 495,000 common shares for director and employee incentive stock options. These options may be exercised in whole or in part for a five year term at a price of $0.30 per common share.

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ____X____ **Schedule A**
________ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	May 31, 2001
DATE OF REPORT:	July 30, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	01/07/27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	01/07/27

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at May 31
(Unaudited)

	2001	2000
ASSETS		
Current		
Cash	$ 436,632	$ 143,639
Accounts receivable	2,988	946
Prepaid expenses	700	875
	440,320	145,460
Resource properties	1,175,805	681,836
	$ 1,616,125	$ 827,296
LIABILITIES		
Current		
Accounts payable	$ 30,319	$ 64,798
Note payable to Bema Gold Corporation	216,415	-
	246,734	64,798
SHAREHOLDERS' EQUITY		
Capital stock	4,139,385	3,445,978
Deficit	(2,769,994)	(2,683,480)
	1,369,391	762,498
	$ 1,616,125	$ 827,296

Approved by the Directors

_______________ Director

_______________ Director

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended May 31
(Unaudited)

	2001	2000
Expenses		
Management fees	$ 4,500	$ 4,500
Office and administration	4,245	7,225
Interest expenses and bank charges	3,910	235
Shareholder information	3,511	3,175
Audit and tax consulting	2,867	2,650
Transfer agent	986	640
Listing and filing fees	505	435
Legal	278	207
	20,802	19,067
Loss before the following	(20,802)	(19,067)
Interest income	4,721	2,938
Loss for the period	(16,081)	(16,129)
Deficit, beginning of period	(2,753,913)	(2,667,351)
Deficit, end of period	$ (2,769,994)	$ (2,683,480)
Loss per common share	$ (0.001)	$ (0.002)

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended May 31
(Unaudited)

	2001	2000
Operating activities		
Loss for the period	$ (16,081)	$ (16,129)
Non-cash charge		
Interest expense	3,910	-
Change in non-cash working capital	(19,207)	(55,647)
Cash to operating activities	(31,378)	(71,776)
Financing activities		
Note payable to Bema Gold Corporation	44,795	-
Investing activities		
Resource properties	(31,624)	(81,275)
Decrease in cash	(18,207)	(153,051)
Cash, beginning of period	454,839	296,690
Cash, end of period	$ 436,632	$ 143,639

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at May 31
(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of Company's financial statements. Otherwise, these financial statements follow the same accounting policies as the most recent annual financial statements.

2. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

			2001		2000
i.	Field work on resource properties	$	21,175	$	5,440
ii.	Management fees	$	4,500	$	4,500
iii.	Office and administrative	$	2,475	$	5,475
iv.	Shareholder information	$	2,700	$	2,700
v.	Accounts payable	$	-	$	47,413
vi.	Interest expense	$	3,910	$	-

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2001
(Unaudited)

SCHEDULE A

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total
Balance at February 28, 2001	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181
Expenditures incurred during the period:					
Geology	-	-	-	21,175	21,175
Travel	-	-	-	9,965	9,965
Claim maintenance	-	-	-	-	-
Assays	-	-	-	484	484
Drilling	-	-	-	-	-
Acquisition costs	-	-	-	-	-
	-	-	-	31,624	31,624
Balance at May 31, 2001	$ 729,431	$ 45,712	$ 40,001	$ 360,661	$ 1,175,805

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
X	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	May 31, 2001
DATE OF REPORT:	July 30, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	01/07/27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	01/07/27

Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION

For the period ended May 31, 2001

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at May 31, 2001:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,665,649	$4,139,385

   (b) Options outstanding as at May 31, 2001:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

#82-2888

Schedule C
Management Discussion and Analysis

Victoria Resource Corporation

RESULTS OF OPERATIONS

The Company reported a loss of $16,100 or $0.001 per share for the three months ended May 31, 2001 compared to a loss of $16,100 or $0.002 per share in the same period in 2000. The losses in both periods were mainly attributable to general and administrative expenses incurred at the corporate office.

LIQUIDITY AND CAPITAL RESOURCES

At May 31, 2001, the Company had cash of $436,600 and working capital of $410,000 whereas the Company's cash and working capital at the year-end were 454,800 and $409,000, respectively.

Operating activities

Operating activities required funding in the amount of $31,400 during the quarter ended May 31, 2001 and funding of $71,800 during the same period a year earlier due mainly to the reduction in the accounts payable balance.

Financing activities

During the most recent quarter end, the Company was advanced $44,800 by its principal shareholder, Bema Gold Corporation.

Investing activities

For the three months ended May 31, 2001, the Company incurred $31,600 in exploration expenditures on the Red Rock property in Southwestern Nevada; a property in which the Company acquired the right to earn a 100% interest in August 2000. In the same period of the prior year, the Company incurred exploration expenditures of $11,000 and $10,500 on the North Carlin property and Monte Cristo property, respectively, with an additional $59,800 spent on the acquisition of the Monte Cristo property.

OUTLOOK

On June 11, 2001, the Company commenced a 7 hole, 5000 foot, drill program at the Red Rock property in Nevada. Management expects results in approximately mid-July. Victoria's mandate is to identify high grade, low cost deposits in easily accessible areas like Nevada. The Company plans to continue this practice by outlining additional projects similar to the Red Rock property.

#82-2888

01 DEC -7 AM 8:29

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ____X____ **Schedule A**
_________ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	August 31, 2001
DATE OF REPORT:	October 30, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	01/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	01/10/30

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at August 31
(Unaudited)

	2001	2000
ASSETS		
Current		
Cash	$ 181,292	$ 12,432
Accounts receivable	1,059	2,797
Prepaid expenses	300	500
	182,651	15,729
Resource properties	1,494,547	847,210
	$ 1,677,198	$ 862,939
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 96,378	$ 125,836
Note payable to Bema Gold Corporation	234,265	-
	330,643	125,836
SHAREHOLDERS' EQUITY		
Capital stock	4,139,385	3,445,978
Deficit	(2,792,830)	(2,708,875)
	1,346,555	737,103
	$ 1,677,198	$ 862,939

Approved by the Directors

____

____

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the periods ended August 31

(Unaudited)

	Second Quarter		Six Months	
	2001	2000	2001	2000
Expenses				
Office and administration	$ 10,567	$ 8,703	$ 14,812	$ 15,928
Management fees	4,500	4,500	9,000	9,000
Shareholder information	4,865	4,919	8,376	8,094
Interest and bank charges	4,288	177	8,198	412
Audit and tax consulting	2,650	2,650	5,517	5,300
Legal	4,820	907	5,098	1,114
Trustee and administration fees	1,634	1,901	2,620	2,541
Listing and filing fees	400	2,619	905	3,054
	33,724	26,376	54,526	45,443
Loss before the following	(33,724)	(26,376)	(54,526)	(45,443)
Foreign exchange gain (loss)	6,715	-	6,715	-
Interest income	4,173	981	8,894	3,919
Loss for the period	(22,836)	(25,395)	(38,917)	(41,524)
Deficit, beginning of period	(2,769,994)	(2,683,480)	(2,753,913)	(2,667,351)
Deficit, end of period	$ (2,792,830)	$ (2,708,875)	$ (2,792,830)	$ (2,708,875)
Loss per common share	$ (0.002)	$ (0.003)	$ (0.003)	$ (0.005)
Weighted average number of common shares outstanding	12,665,649	9,140,649	12,665,649	9,140,649

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended August 31

(Unaudited)

	Second Quarter		Six Months	
	2001	2000	**2001**	2000
Operating activities				
Loss for the period	$ **(22,836)**	$ (25,395)	$ **(38,917)**	$ (41,524)
Non-cash charges (credits)				
Accrued interest expense	**4,288**	-	**8,198**	-
Change in non-cash working capital	**26,704**	37,348	**7,497**	(18,299)
Cash from (to) operating activities	**8,156**	11,953	**(23,222)**	(59,823)
Financing activities				
Accounts and notes payable to Bema Gold Corporation	**55,246**	-	**100,041**	-
Cash from financing activities	**55,246**	-	**100,041**	-
Investing activities				
Resource properties	**(318,742)**	(143,160)	**(350,366)**	(224,435)
Decrease in cash	**(255,340)**	(131,207)	**(273,547)**	(284,258)
Cash, beginning of period	**436,632**	143,639	**454,839**	296,690
Cash, end of period	$ **181,292**	$ 12,432	$ **181,292**	$ 12,432

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2001
(Unaudited)

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of Company's financial statements. Otherwise, these financial statements follow the same accounting policies as the most recent annual financial statements.

2. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

	2001	2000
i. Field work on resource properties	**$ 54,418**	$ 29,125
ii. Management fees	**$ 14,812**	$ 9,000
iii. Office and administrative	**$ 4,950**	$ 10,950
iv. Shareholder information	**$ 5,400**	$ 5,400
v. Accounts payable	**$ 41,684**	$ 94,858
vi. Interest expense	**$ 8,198**	$ -

The note payable consist of advances from Bema, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after August 31, 2002 on demand.

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2001
(Unaudited)

SCHEDULE A

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total
Balance at February 28, 2001	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181
Expenditures incurred during the period:					
Geology	616	564	564	52,674	54,418
Travel	-	-	-	21,736	21,736
Claim maintenance	45,594	10,557	4,131	75,200	135,482
Assays	-	-	-	23,490	23,490
Drilling	-	-	-	115,240	115,240
Acquisition costs	-	-	-	-	-
	46,210	11,121	4,695	288,340	350,366
Balance at August 31, 2001	$ 775,641	$ 56,833	$ 44,696	$ 617,377	$ 1,494,547

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
X	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	August 31, 2001
DATE OF REPORT:	October 30, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
[signature]	ROGER RICHER	01/10/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
[signature]	TOM GARAGAN	01/10/30

Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION

For the period ended August 31, 2001

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at August 31, 2001:

Class	Par Value	Number Authorized	Issued	
			Number	Amount
Common	no par value	50,000,000	12,665,649	$4,139,385

   (b) Options outstanding as at August 31, 2001:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

#82-2888

Schedule C
Management Discussion and Analysis

Victoria Resource Corporation

RESULTS OF OPERATIONS

The Company reported a net loss of $22,800 or $0.002 per share for the three months ended August 31, 2001 compared to a net loss of $25,400 or $0.003 per share in the same period in 2000. The losses in both periods were mainly attributable to general and administrative expenses incurred at the corporate office.

For the six months ended August 31, 2001, the net loss was $38,900 ($0.003 per share) compared to a net loss of $41,500 ($0.005 per share) one year earlier.

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2001, the Company had cash of $181,300 and working capital of $86,300.

Operating activities

Operating activities required funding in the amount of $23,200 during the six months ended August 31, 2001 and funding of $59,800 during the same period a year earlier.

Financing activities

During the second quarter of 2001, the Company was advanced an amount of $55,200 by its principal shareholder, Bema Gold Corporation.

Investing activities

During the three months ended August 31, 2001, the Company incurred a total of $318,700 in exploration expenditures, of which $256,700 was spent on the Red Rock property, primarily on a Phase II drilling program. In the same three months of the prior year, the Company incurred exploration expenditures of $143,100, of which $81,200 was incurred with respect to the Red Rock property acquisition and $46,700 was spent on claims maintenance on the Monte Cristo property.

OUTLOOK

During the quarter, the Company reported that it had received and verified all results from the Phase II drill program on the Red Rock property. The reverse circulation drill program completed seven holes for a total of 1,349 meters in early July 2001. The Phase II program was designed to evaluate the continuity of a series of structurally controlled zones of mineralization under pediment cover. The drill program tested the potential of three zones that were identified during previous drill campaigns but remained open both up-dip and down-dip. Information obtained from the Phase II program confirmed the presence of mineralization controlled by intersecting structures with gold mineralization confined to irregular shaped bodies. The only significant hole from the recent program was hole VRR-008 which intersected 6.1 meters grading 13.1 grams per tonne gold and 23.7 grams per tonne silver from a zone that was tested 35 meters down plunge from a previous high grade intersection in drill hole RPR-89-14.

Victoria has fulfilled its exploration expenditure commitment for 2001 and is presently reviewing data for future exploration considerations. The mandate of the Company is to identify high grade, low cost deposits in easily accessible areas like Nevada. The Company plans to continue this practice by outlining additional projects similar to the Red Rock property.

#82-2888

VICTORIA RESOURCE CORPORATION

VICTORIA RESOURCE CORPORATION
NEWS RELEASE

01 DEC -7 AM 8:20

January 7, 2000

Victoria Resource Corporation ("VIT" or the "Company") is pleased to announce it has staked an additional 45 claims on its Monte Cristo property, White Pine County, Nevada to cover two newly discovered mineralized structures. The two new mineralized structures were discovered during a recently completed geological mapping program. The structures are similar to the Company's Shell Deposit structure located four kilometers to the north.

The two structures are strongly anomalous in gold and silver with values in grab samples up to 2.32 grams of gold per tonne and 6,000 grams of silver per tonne and alteration and mineralization up to 20 meters wide and traced for 915 metres and 1,700 metres. Also detected in the sampling program were anomalous values of mercury and antimony, key elements associated with many of the gold deposits in Nevada. The new structures are cut off by faults to the northeast and extend under pediment cover to the southwest. Alteration and mineralization associated with the structures occurs at the contact between limestones of the Cambrian Windfall Formation and the Ordovician Pogonip Formation.

Exploration consisting of further geological mapping and soil sampling is continuing along the structures. Assaying is being done by Chemex Labs Ltd. in Reno and North Vancouver.

Geophysical surveys consisting of CSAMT and ground MAG to locate drill targets will be carried out when mapping and sampling is completed.

On Behalf of VICTORIA RESOURCE CORPORATION

Roger T. Richer
President

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. Victoria Resource Corporation trades on the Canadian Venture Exchange, symbol: VIT.

For more information, contact Investor Relations at 604/681-8371 or toll-free 1-800-316-8855.

A MEMBER OF THE BEMA GROUP OF COMPANIES

Suite 3113, Three Bentall Centre, 595 Burrard Street, PO Box 49113, Vancouver, British Columbia, Canada V7X 1G4

Tel: (604) 681-8371 • Fax: (604) 681-6209

VICTORIA RESOURCE CORPORATION

NEWS RELEASE

- **Acquisition of two highly prospective gold properties in Nevada**
- **Appointment of new President and Vice President of Exploration**

June 20, 2000 FOR IMMEDIATE RELEASE

(VANCOUVER, B.C.) - Victoria Resource Corporation ("Victoria" or the "Company") is pleased to announce it has signed a letter of intent to acquire two highly prospective gold-silver properties in the Walker Lane belt of southwestern Nevada. The Walker Lane belt is host to a number of past gold producers with aggregate historical production of several million ounces. The properties, Red Rock and Mustang Canyon, possess many similar characteristics to other deposits in Nevada and have excellent potential to host high grade bonanza style epithermal gold-silver veins similar to Franco Nevada's Midas/Ken Snyder Mine.

Victoria can earn up to 70% of both the 140 claim Red Rock property and the 27 claim Mustang Canyon property from Romarco Minerals Inc. The Red Rock property, which has been explored since the early 1980's, covers 3.5 miles of a northwest trending structure containing gold-silver quartz adularia veins and cinnabar bearing chalcedony veins. The presence of the veins and the extent over which they occur indicates a large epithermal system with the potential to host several high grade gold-silver veins. Previous work on the Discovery Zone encountered numerous high grade drill intersections over a 300 by 2,000 foot area. Some of the significant intersections are as follows:

Hole #	Interval		Length		Gold grade		Silver grade		Hole type
	(ft)	(m)	(ft)	(m)	oz/t	g/t	oz/t	g/t	
RMR - 4	405-520	123.4 to 158.5	115	35.0	1.61	55.3	8.04	276	Reverse Circulation
RMR - 14	480-510	146.3 to 155.4	30	9.1	0.34	11.3	.52	18	Reverse Circulation
RPC – 90 – 907	450-475	137.2 to 144.8	25	7.6	1.98	68.0	5.07	174	Diamond Drill Core
RPR – 89 – 14	275-290	83.8 to 88.4	15	4.6	0.91	31.2	3.09	106	Reverse Circulation
	320-330	97.5 to 100.6	10	3.1	1.41	48.4	3.42	117	
	360-370	109.7 to 112.8	10	3.1	1.27	43.5	3.18	109	
RPR – 89 – 19	440-455	134.1 to 138.7	15	4.6	0.92	31.6	12.69	435	Reverse Circulation

A large portion of the Red Rock property remains untested as much of it, including the Discovery Zone is overlain by gravel cover. The trend of the Discovery Zone is not yet understood, however the mineralization is open in several directions.

Suite 3113, Three Bentall Centre, 595 Burrard Street, PO Box 49113, Vancouver, British Columbia, Canada V7X 1G4
Tel: (604) 681-8371 • Fax: (604) 681-6209

The Mustang Canyon property is located three miles north of the Red Rock property and the mineralization is associated with a partially exposed rhyolite dome. The rhyolite dome is overlain by a "leached cap" consisting of opal-alunite-kaolinite with cinnabar mineralization typical of the upper levels of a gold bearing quartz adularia epithermal system. The rhyolite dome has not been drilled near or under the leached cap and is a very prospective target area for further exploration. The rhyolite dome is silicified and brecciated with banded chalcedonic veining containing up to 0.19 oz/ton (6.5 g/t) gold in grab samples. Previous shallow drilling at the north end of the rhyolite dome, away from the leached cap contained anomalous gold of up to 350 feet (107 meters) of 0.01 oz/ton (0.34 g/t) gold and 94 feet (29 meters) of 0.013 oz/ton (0.45 g/t) gold.

Victoria can earn up to 70% of the two properties by first earning 51% by spending an aggregate of $750,000 by December 30, 2004. To earn 70% Victoria must spend in aggregate an additional $500,000 before August 1, 2005 on the two properties. Victoria will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%. In addition, the Company has committed to underlying property payments and land fees in 2000 and 2001 totalling approximately $104,000 and expenditures of $50,000 in 2000 and an additional $150,000 in 2001. A $2.25 million payment is due on the Red Rock property on Oct 1, 2005 and will be shared pro rata based on Victoria and Romarco Minerals participation interest. All payments are in US dollars.

Victoria is 53% owned by Bema Gold Corporation and the Company is focused on gold exploration in Nevada. Effective immediately, the Company is pleased to announce, the appointment of Ken Booth as President and director and Tom Garagan as Vice President, Exploration. Mr. Booth succeeds Mr. Roger Richer who will remain a director of the Company. Mr. Booth is currently Vice President, Corporate Development of Bema Gold Corporation and prior to this, worked for two of Canada's largest investment banks for seven years in the Corporate Finance departments focusing on mining companies. Mr. Booth holds both a geology degree and an MBA. Mr. Garagan is currently Vice President, Exploration of Bema Gold Corporation and has been with Bema Gold for the past 10 years.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".

On behalf of VICTORIA RESOURCE CORPORATION

Ken Booth
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.


VICTORIA RESOURCE CORPORATION

NEWS RELEASE

FINANCING NEGOTIATED

September 27, 2000 **FOR IMMEDIATE RELEASE**

VANCOUVER – Victoria Resource Corporation ("Victoria") is pleased to announce that it has, subject to regulatory approval, negotiated a non-brokered private placement of up to 3,500,000 units at $0.20 per unit for gross proceeds of $700,000. Each unit will consist of one share and one common share purchase warrant. Each warrant will have a term of two years and will entitle the holder to purchase one additional share at a price of $0.30 per share in the first year and $0.35 per share in the second year. Net proceeds from this financing will be used primarily for exploration on Victoria's four gold properties in Nevada.

Victoria's properties all have the potential to host a high grade gold deposit similar to either Barrick Gold's Miekle Mine or Franco Nevada's Ken Snyder Mine, both of which are located in Nevada. Previous work on one zone, on Victoria's Red Rock Property (up to 70%), encountered numerous high grade drill intersections over a 100 metre by 600 metre area. Some of the significant intersections are:

53 meters grading 11.35 g/t gold
5 meters grading 31.00 g/t gold
8 meters grading 68.00 g/t gold
47 meters grading 55.00 g/t gold

On Victoria's Monte Cristo Property (100%), located at the southern end of the Battle Mountain/Eureka trend, exploration will focus on two new mineralized structures adjacent to a 140,000 ounce gold resource. The structures are anomalous in gold and silver with values in grab samples up to 2.32 grams of gold per tonne and 6,000 grams of silver per tonne.

Bema Gold Corporation, which currently owns 52.7% of the common shares of Victoria and manages its affairs, will participate in this private placement.

On Behalf of VICTORIA RESOURCE CORPORATION

"Ken Booth"
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855.

#82-2888



VICTORIA RESOURCE CORPORATION

News Release

Drilling Commences

November 30, 2000 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria" or the "Company") is pleased to announce it has commenced drilling on the Red Rock and Mustang Canyon properties in Nevada. Victoria plans to drill 1500 metres of reverse circulation drilling on Red Rock and 500 metres of reverse circulation drilling at Mustang Canyon.

The drilling on the Red Rock property is designed to test a reinterpretation of past drilling on the property. Previous work on the Discovery Zone encountered numerous high grade drill intersections over a 90 by 600 metre area underneath 60 metres of gravel. Some of the significant intersections were as follows:

Hole #	Interval		Length		Gold grade		Silver grade		Hole type
	(ft)	(m)	(ft)	(m)	oz/t	g/t	oz/t	g/t	
RMR - 4	405-520	123.4 to 158.5	115	35.0	1.61	55.3	8.04	276	Reverse Circulation
RMR - 14	480-510	146.3 to 155.4	30	9.1	0.34	11.3	.52	18	Reverse Circulation
RPC – 90 – 907	450-475	137.2 to 144.8	25	7.6	1.98	68.0	5.07	174	Diamond Drill Core
RPR – 89 – 14	275-290	83.8 to 88.4	15	4.6	0.91	31.2	3.09	106	Reverse Circulation
	320-330	97.5 to 100.6	10	3.1	1.41	48.4	3.42	117	
	360-370	109.7 to 112.8	10	3.1	1.27	43.5	3.18	109	
RPR – 89 - 19	440-455	134.1 to 138.7	15	4.6	0.92	31.6	12.69	435	Reverse Circulation

The Mustang Canyon drilling will test potential mineralization underneath an interpreted large leached cap associated with a rhyolite dome. The leached cap consists of opal-alunite-kaolinite-cinnabar alteration and mineralization within rhyolite tuffs. The drilling will test the projected zone at the same elevations as the nearby Red Rock mineralization, approximately 300 meters below surface. Due to the higher elevation at Mustang Canyon the drilling will be completed as weather permits.

The drill contract has been awarded to Eklund Drilling Company of Nevada, which had previously drilled the Red Rock property. Primary assaying will be done by Chemex Labs in Nevada with check assaying being performed by Acme labs in Vancouver. Quality control will consist of duplicate sampling and the inserting of blanks and standards. Exploration will be supervised by Tom Garagan, Vice President Exploration, who is designated as the "Qualified person".

Victoria can earn up to 70% of the two properties from Romarco Nevada Inc. by first earning 51% by spending an aggregate of $750,000 by December 30, 2004. To earn 70% Victoria must spend in aggregate an additional $500,000 before August 1, 2005 on the two properties. Victoria will be the operator during the earn-in phase and will remain as

such as long as its interest remains at or above 51%. In addition, the Company has committed to underlying property payments and land fees in 2000 and 2001 totalling approximately $104,000 and expenditures of $50,000 in 2000 and an additional $150,000 in 2001. This exploration program will complete the exploration commitments for 2000 and most of the commitments for 2001. A $2.25 million payment is due on the Red Rock property on Oct 1, 2005 and will be shared pro rata based on Victoria and Romarco Nevada Inc. participation interest. All payments are in US dollars.

Subject to regulatory approval, Victoria has allocated 430,000 common shares for Director and employee incentive stock options. These options may be excercised in whole or in part for a five year term at a price of $0.30 per common share.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".

On Behalf of VICTORIA RESOURCE CORPORATION

"Ken Booth"
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.



#82-2888

VICTORIA RESOURCE CORPORATION

NEWS RELEASE

$700,000 Financing Completed

December 20, 2000 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria") is pleased to announce that the $700,000 non-brokered private placement of 3,500,000 units at $0.20 per unit has been fully subscribed. The net proceeds from offering will be used primarily for exploration on Victoria's four gold properties in Nevada.

Drilling has commenced on the Red Rock property, where Victoria is earning up to 70%. To date, reverse circulation drilling in five holes totalling 1,114 meters has been completed. It is expected that a total of 1,570 meters in 7 holes will be completed by December 22, 2000 on the Red Rock property. Assay results are expected in January 2001. Previous drilling encountered numerous high grade drill intersections over a 100 metre by 600 metre area.

Subject to regulatory approval, Victoria has allocated 495,000 common shares for director and employee incentive stock options at an exercise price of $0.30 per share; which is a correction to the 430,000 options announced in the news release dated November 30, 2000.

Bema Gold Corporation, a placee in the private placement, currently owns 42% of the common shares of Victoria and manages its affairs.

On Behalf of VICTORIA RESOURCE CORPORATION

"Ken Booth"
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

#82-28°'

VICTORIA RESOURCE CORPORATION

#82-2888

NEWS RELEASE

Results of the Phase I Reverse Circulation Drill Program

January 30, 2001 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria") is pleased to announce the results of a Phase I reverse circulation drill program recently completed on its Red Rock property in Esmeralda County in southwestern Nevada. The purpose of the program was to determine the controls of high-grade gold intersections drilled by previous operators on a portion of an approximately 1.8 kilometre west-northwest trending structural corridor. The program was successful, as it confirmed Victoria's reinterpretation of the structural controls on the property and has provided targets for the next phase of drilling.

Victoria completed 1,577 metres in seven holes in the vicinity of the high-grade gold intersections. Four holes intersected mineralized quartz vein material along the projected west-northwest trending structure and two of the seven holes intersected northeast trending and crosscutting quartz-adularia veins. Both structural directions are strongly anomalous in gold. The following are significant intersections from the Phase I program:

VRR-01 – 1.5 metres grading 14.3 g/t gold and 6.8 g/t silver;
VRR-03 – 25.9 metres grading 1.4 g/t gold and 34.7 g/t silver;
VRR-06 – 1.5 metres grading 6.9 g/t gold and 77.8 g/t silver;
24.3 metres grading 0.7 g/t gold and 11.4 g/t silver (in altered limestone)
VRR-07 – 1.5 metres grading 12.9 g/t gold and 14.3 g/t silver.

Please see the attached table for results from all seven holes.

The Phase I program has confirmed Victoria's re-interpretation of structure on the Red Rock property in that high grade shoots intersected previously, consisting of quartz-adularia veins, stockworks and breccia zones within the siliceous sediments, occur at the junction of the northeast and west-northwest structures. At least three high-grade zones have now been identified along 600 metres of the west-northwest structure, leaving an additional 1,200 metres untested.

In addition, two of the holes intersected broad zones of anomalous gold in the underlying limestones. The strongly anomalous gold in underlying limestones suggests the potential for a high-grade replacement deposit at the structural intersection, similar to Barrick's Miekle mine in the Carlin Trend of Nevada.

Additional work consisting of geological mapping and geochemical sampling followed by drilling to test the structural intersections in the limestones below the siliceous sediments will commence in the spring. The Mustang Canyon property located four kilometres north of the Redrock property will also be drill tested at that time.

A MEMBER OF THE BEMA GROUP OF COMPANIES
1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3
Tel: (604) 681-8371 • Fax: (604) 681-6209

#82-2888

PHASE I DRILL RESULTS

Hole #	From	To	Length	Gold	Silver	Geology
	(m)	(m)	(m)	g/t	G/t	
VRR-01	125	129.5	4.5	2.72	24.6	Qv
	155.5	157.0	1.5	4.04	1.8	Qv/chert/dyke
	193.6	195.1	1.5	5.84	8.0	Alt. limestone
	207.3	208.8	1.5	14.33	6.8	Alt. limestone
VRR-02	No significant values					
VRR-03	131.1	157.0	25.9	1.44	34.7	Qv / siltstone
	157.0	193.6	36.6	0.56	9.5	Qv / limestone
VRR-04	157.0	190.5	33.5	0.21	2.5	Qv/limestone
	190.5	193.6	3.1	2.98	14.0	Alt. silty/limestone
	193.6	199.7	6.1	0.32	2.3	Alt. silty/limestone
VRR-05	No significant Values					
VRR-06	138.7	144.8	6.1	0.23	2.1	Fault zone
	144.8	146.3	1.5	6.85	77.8	QV/ dyke contact
	193.6	217.9	24.3	0.67	11.4	Qv/dykes/limestone
VRR-07	210.3	216.4	6.1	5.13	7.0	chert/siltstone
Includes;	*210.3*	*211.8*	*1.5*	*12.89*	*14.3*	

All samples were analyzed by ALS Chemex labs in Reno, Nevada using a one tonne fire assay technique for gold and aqua-regia atomic absorption used for silver analysis. A quality control program was implemented during drilling with standard reference material, field blanks and field duplicate samples inserted into the reverse circulation sample stream. The number of quality control reference samples analyzed represented 13 % of the total data population analyzed. The results of the quality control samples analyzed by ALS Chemex indicate that the analysis of samples was acceptable. Sixty samples including standard reference material were analyzed by Acme labs of Vancouver, BC, who were chosen as a check lab. Results substantiated the Chemex results. The program was managed by Bema Gold Corporation, and the qualified person for the program was Tom Garagan, Vice President of Exploration for Victoria.

Victoria has the right to earn up to 70% of both the Red Rock and Mustang Canyon properties.

Bema Gold Corporation owns 42% of the common shares of Victoria and manages its affairs.

On Behalf of VICTORIA RESOURCE CORPORATION

Ken Booth
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

VICTORIA RESOURCE CORPORATION

News Release

Update

May 18, 2001 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria" or the "Company") states that it is not aware of any material change that would have an effect upon its market.

On Behalf of VICTORIA RESOURCE CORPORATION

Roger Richer
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".

A MEMBER OF THE BEMA GROUP OF COMPANIES
1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3
Tel: (604) 681-8371 • Fax: (604) 681-6209



#82-2888

VICTORIA RESOURCE CORPORATION

News Release

Drilling to Commence on the Red Rock Property

May 25, 2001 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria" or the "Company") is pleased to announce that it plans to commence drilling on the Red Rock Property in Esmeralda County, Nevada. Victoria plans to perform 1500 meters of reverse circulation drilling on Red Rock in June.

Drilling on the Red Rock Property is designed to test a series of structurally controlled ore shoots on the Property. Previous work on the Discovery Zone encountered several high grade drill intersections over a 90 by 600 meter area underneath 60 meters of gravel. Drilling by Victoria in 2000 outlined the orientation of the two main intersecting structures. The Victoria drilling, combined with a re-logging program of all prior drilling, has lead to a re-interpretation of the controls on mineralization on the Property. It is interpreted that high-grade gold mineralization may occur at the intersection of crosscutting northwest and northeast structures. Previous drilling did not test these zones which are thought to plunge to the northeast at 50 degrees.

Significant intersections from previous drill campaigns are outlined below:

Hole #	Interval (metres)	Length (metres)	Gold Grade (gpt)	Silver Grade (gpt)	Drill Method
RMR-14	146.3 to 155.4	9.1	11.3	18.0	Reverse Circulation
RPC-90-907	137.2 to 144.8	7.6	68.0	174.0	Diamond Drilling
RPR-89-14	83.8 to 88.4	4.6	31.2	106.0	Reverse Circulation
	97.5 to 100.6	3.1	48.4	117.0	
	109.7 to 112.8	3.1	43.5	109.0	
RPR-89-19	134.1 to 138.7	4.6	31.6	435.0	Reverse Circulation
VRR-2000-01	207.3 to 208.8	1.5	14.3	6.8	Reverse Circulation
VRR-2000-06	144.8 to 146.3	1.5	6.9	77.8	Reverse Circulation
VRR-2000-07	210.3 to 216.4	6.1	5.1	7.0	Reverse Circulation
Includes	*210.3 to 211.8*	*1.5*	*12.9*	*14.3*	

The drill contract has been awarded to Eklund Drilling Company of Nevada. Primary sample analysis will be performed by Chemex Labs of Nevada with check assaying conducted by Acme Labs in Vancouver. Quality control will consist of duplicate sampling and the insertion of control standards and blank material. Exploration will be supervised by Tom Garagan, Vice President Exploration, who is designated as the Qualified Person.

Victoria can earn up to 70% of the two properties from Romarco Nevada Inc. ("Romarco") by first earning 51% through spending a total of $750,000 by December 30, 2004. To earn 70% Victoria must spend an additional $500,000 before August 1, 2005 on the two properties. Victoria will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%. In addition, the Company has committed to underlying property payments and land fees in 2001 totaling approximately $52,500 and total cumulative exploration expenditures of $200,000 by the end of 2001. This exploration program will complete the exploration commitments for 2001. A $2.25 million payment is due on the Red Rock Property on October 1, 2005 and will be shared pro rata based on Victoria's and Romarco's. participation interest. All payments are in US dollars.

Victoria also announces the resignation of Mr. Ken Booth as President and Director of the Company. Effective immediately, Mr. Roger Richer has been appointed President of Victoria.

On Behalf of VICTORIA RESOURCE CORPORATION

"Tom Garagan"
Vice President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Canadian Venture Exchange neither approves nor disapproves the information contained in this News Release. The Company's shares are listed on the Canadian Venture Exchange and trade under the symbol "VIT".



#82-2888

VICTORIA RESOURCE CORPORATION

News Release

Phase II Drill Results for Red Rock Property, Nevada

Sept 25, 2001 **FOR IMMEDIATE RELEASE**

(VANCOUVER, B.C) - Victoria Resource Corporation ("Victoria" or the "Company") wishes to report that it has received and verified all results from the Phase II drill program on the Red Rock Property in Esmeralda County, Nevada. The reverse circulation drill program completed seven holes for a total of 1349 meters in early July 2001.

The Phase II program was designed to evaluate the continuity of a series of structurally controlled zones of mineralization under pediment cover. The drill program tested the potential of three zones that were identified during previous drill campaigns but remained open both up-dip and down-dip. Information obtained from the Phase II program confirmed the presence of mineralization controlled by intersecting structures with gold mineralization confined to irregular shaped bodies. Hole VRR-008 intersected 6.1 meters grading 13.1 grams per tonne gold and 23.7 grams per tonne silver from a zone that was tested 35 meters down plunge from a previous high grade intersection in drill hole RPR-89-14.

Victoria has fulfilled its exploration expenditure obligation to the joint venture for 2001 and is presently reviewing data for future exploration considerations.

Significant Assay Results from Phase 11 Drill Program.

Hole #	Interval (metres)	Length (metres)	Gold (gpt)	Silver (gpt)	Drill Method
VRR-008	117.4 to 121.9	4.5	1.22	6.80	Reverse Circulation
	121.9 to 128.0	6.1	13.10	23.70	
	incl. 121.9 to 125.0	*3.1*	*22.90*	*38.90*	
VRR-009	No Significant	Results			Reverse Circulation
VRR –010	185.9 to 189.0	3.1	3.28	28.20	Reverse Circulation
VRR-011	No Significant	Results			Reverse Circulation
VRR-012	225.6 to 227.1	1.5	1.74	4.6	Reverse Circulation
VRR-013	No Significant	Results			Reverse Circulation
VRR-014	No Significant	Results			Reverse Circulation

Drill Collar Information:

Hole #	Northing (UTM)	Easting (UTM)	Elevation (meters)	Depth (meters)	Dip (degrees)	Azimuth (degrees)
VRR-08	47,593.5	100,370.0	6,891.3	182.9	-71.0	119.3
VRR-09	47,692.0	100,373.7	6,882.3	163.1	-79.6	120.9
VRR-10	46,903.4	100,197.0	6,941.9	213.4	-88.9	150.5
VRR-11	46,872.1	100,129.9	6,947.9	204.2	-89.3	132.2
VRR-12	47,679.0	100,612.7	6,886.2	237.8	-67.9	125.3
VRR-13	48,370.3	100,188.6	6,844.8	207.3	-79.1	122.3
VRR-14	47,601.4	100,386.3	6,890.8	140.2	-63.4	118.7

The reverse circulation drill program was completed by Eklund Drilling Company of Elko, Nevada. ALS Chemex, Sparks, Nevada was used as the primary lab for sample analysis. In addition an on site quality control program was fully implemented using duplicate sampling and the insertion of control standards and blank material.

The Red Rock property, comprised of 140 claims, covers 3.5 miles of a northwest trending structure containing gold-silver quartz adularia veins and cinnabar bearing chalcedony veins in the Walker Lane belt, Nevada. Victoria can earn up to a 70% interest in the Red Rock property from Romarco Minerals Inc.

On Behalf of VICTORIA RESOURCE CORPORATION

"Roger Richer"
President

For more information on Victoria Resource Corporation please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

#82-2888

FORM 27
***SECURITIES ACT* (British Columbia)**

MATERIAL CHANGE REPORT UNDER SECTION 85(1)

1. **Reporting Issuer**

Full name of the Issuer:

Victoria Resource Corporation (the "Company")

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 3113, Three Bentall Centre
P.O. Box 49113, 595 Burrard Street
Vancouver, British Columbia V7X 1G4

Telephone: (604)681-8371

2. **Date of Material Change**

June 20, 2000

3. **Press Release**

The date and place(s) of issuance of the press release issued:

The Press Release dated June 20, 2000 was disseminated to the Canadian Venture Exchange as well as through various approved public media.

4. **Summary of Material Change(s)**

A summary of the nature and substance of the material change(s) is as follows:

The Company has acquired the right to earn up to 70% of the Red Rock and Mustang Canyon properties in southwestern Nevada.

The Company has appointed a new President and Director and a new Vice President, Exploration.

5. **Full Description of Material Change(s)**

The Company has acquired the right to earn up to 70% of both the 140 claim Red Rock property and the 27 claim Mustang Canyon property in the Walker Lane belt of southwestern Nevada from Romarco Minerals Inc.

The Red Rock property, which has been explored since the early 1980's, covers 3.5 miles of a northwest trending structure containing gold-silver quartz adularia veins and cinnabar bearing chalcedony veins. The presence of the veins and the extent over which they occur

indicates a large epithermal system with the potential to host several high grade gold-silver veins. Previous work on the Discovery Zone encountered numerous high grade drill intersections over a 300 by 2,000 foot area. Some of the significant intersections are as follows:

Hole #	Interval		Length		Gold grade		Silver grade		Hole type
	(ft)	(m)	(ft)	(m)	oz/t	g/t	oz/t	g/t	
RMR - 4	405-520	123.4 to 158.5	115	35.0	1.61	55.3	8.04	276	Reverse Circulation
RMR - 14	480-510	146.3 to 155.4	30	9.1	0.34	11.3	.52	18	Reverse Circulation
RPC – 90 – 907	450-475	137.2 to 144.8	25	7.6	1.98	68.0	5.07	174	Diamond Drill Core
RPR – 89 – 14	275-290	83.8 to 88.4	15	4.6	0.91	31.2	3.09	106	Reverse Circulation
	320-330	97.5 to 100.6	10	3.1	1.41	48.4	3.42	117	
	360-370	109.7 to 112.8	10	3.1	1.27	43.5	3.18	109	
RPR – 89 - 19	440-455	134.1 to 138.7	15	4.6	0.92	31.6	12.69	435	Reverse Circulation

A large portion of the Red Rock property remains untested as much of it, including the Discovery Zone is overlain by gravel cover. The trend of the Discovery Zone is not yet understood, however the mineralization is open in several directions.

The Mustang Canyon property is located three miles north of the Red Rock property and the mineralization is associated with a partially exposed rhyolite dome. The rhyolite dome is overlain by a "leached cap" consisting of opal-alunite-kaolinite with cinnabar mineralization typical of the upper levels of a gold bearing quartz adularia epithermal system. The rhyolite dome has not been drilled near or under the leached cap and is a very prospective target area for further exploration. The rhyolite dome is silicified and brecciated with banded chalcedonic veining containing up to 0.19 oz/ton (6.5 g/t) gold in grab samples. Previous shallow drilling at the north end of the rhyolite dome, away from the leached cap contained anomalous gold of up to 350 feet (107 meters) of 0.01 oz/ton (0.34 g/t) gold and 94 feet (29 meters) of 0.013 oz/ton (0.45 g/t) gold.

The Company can earn up to 70% of the two properties by first earning 51% by spending an aggregate of $750,000 by December 30, 2004. To earn 70%, the Company must spend in aggregate an additional $500,000 before August 1, 2005 on the two properties. The Company will be the operator during the earn-in phase and will remain as such as long as its interest remains at or above 51%. In addition, the Company has committed to underlying property payments and land fees in 2000 and 2001 totaling approximately $104,000 and expenditures of $50,000 in 2000 and an additional $150,000 in 2001. A $2.25 million payment is due on the Red Rock property on Oct 1, 2005 and will be shared pro rata based on the Company's and Romarco Minerals' participation interest. All payments are in US dollars.

The Company is owned 53% by Bema Gold Corporation and is focussed on gold exploration in Nevada.

The Company has also announced the appointment of Ken Booth as President and director and Tom Garagan as Vice President, Exploration. Mr. Booth succeeds Roger

Richer as President. Mr. Richer will remain a director of the Company. Mr. Booth is currently Vice President, Corporate Development of Bema Gold Corporation and previously worked for two of Canada's largest investment banks for seven years in the Corporate Finance departments focussing on mining companies. Mr. Booth holds both a geology degree and an MBA. Mr. Garagan is currently Vice President, Exploration of Bema Gold Corporation and has been with Bema Gold for the past 10 years.

6.. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ken Booth, President
Suite 3113, Three Bentall Centre
P.O. Box 49113, 595 Burrard Street
Vancouver, British Columbia V7X 1G4

Telephone: (604)681-8371

9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia this 28th day of June, 2000

Ken Booth, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

G:\vit\Form27\jun20'00.doc

FORM 27 SECURITIES ACT (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)

[NOTE: Every report required to be filed under the foregoing Acts shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".]

[NOTE: Where this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL", and everything that is required to be filed shall be placed in an envelope addressed to the Commission marked "CONFIDENTIAL".]

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Victoria Resource Corporation
Suite 3113, Three Bentall Centre
595 Burrard Street
PO Box 49113
Vancouver, B.C. V7X 1G4

Item 2. Date of Material Change

September 27, 2000

Item 3. Press Release

The date and place(s) of issuance of the press release issued pursuant to Section 85(1) of the Act are as follows:

September 27, 2000

The Press Release was released to the Canadian Venture Exchange, being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

Item 4. Summary of Material Change

A summary of the nature and substance of the material change is as follows:

The Company has, subject to regulatory approval, negotiated a non-brokered private placement of up to 3,500,000 units at $0.20 per unit.

Item 5. Full Description of Material Change

The Company has, subject to regulatory approval, negotiated a non-brokered private placement of up to 3,500,000 units at $0.20 per unit for gross proceeds of $700,000. Each unit will consist of one share and one common share purchase warrant. Each warrant will have a term of two years and will entitle the holder to purchase one additional share at a price of $0.30 in the first year and $0.35 per share in the second year. Net proceeds from this financing will be used primarily for exploration on the Company's four gold properties in Nevada.

#82-2888

Bema Gold Corporation, which currently holds 52.7% of the Company's common shares and manages the Company's affairs, will participate in the private placement.

The Company's properties all have the potential to host a high grade gold deposit similar to either Barrick Gold's Miekle Mine or Franco Nevada's Ken Snyder Mine, both of which are located in Nevada. Previous work on one zone, on Victoria's Red Rock Property (up to 70%), encountered numerous high grade drill intersections over a 100 meter by 600 meter area. Some of the significant intersections are:

53 meters grading 11.35 g/t gold
5 meters grading 31.00 g/t gold
8 meters grading 68.00 g/t gold
47 meters grading 55.00 g/t gold

On the Company's Monte Cristo Property (100%), located at the southern end of the Battle Mountain/Eureka trend, exploration will focus on two new mineralized structures adjacent to a 140,000 ounce gold resource. The structures are anomalous in gold and silver with values in grab samples up to 2.32 grams of gold per tonne and 6,000 grams of silver per tonne.

Item 6. Reliance on Section 67(2) of the Act

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Senior Officers

The following Senior Officer of the Company is available to answer questions regarding this report:

Ken Booth, President
Suite 3113, Three Bentall Centre
595 Burrard Street
P.O. Box 49113
Vancouver, BC V7X 1G4
PHONE: (604) 681-8371

Item 9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, as of the 29th day of September, 2000.

Ken Booth, President

G:\vit\Form27\sept27'00.doc

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FORM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FORM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FORM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FORM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FORM 27 SECURITIES ACT (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

FORM 53-901.F

1. **Reporting Issuer**

   Victoria Resource Corporation (the "Company")
   18th Floor, 1138 Melville Street
   Vancouver, British Columbia V6E 4S3
   Telephone: (604)681-8371

2. **Date of Material Change**:

   October 4, 2001

3. **Press Release:**

   The date and place(s) of issuance of the press release issued:

   The press release dated September 25, 2001 was disseminated to the Canadian Venture Exchange as well as through various approved public media.

4. **Summary of Material Change(s)**:

   A summary of the nature and substance of the material change(s) is as follows:

   Results from the Phase II drill program on the Red Rock property, Nevada have been received and verified.

5. **Full Description of Material Change(s):**

   The Company reports that it has received and verified all results from the Phase II drill program on the Red Rock Property in Esmeralda County, Nevada. The reverse circulation drill program completed seven holes for a total of 1349 meters in early July 2001.

   The Phase II program was designed to evaluate the continuity of a series of structurally controlled zones of mineralization under pediment cover. The drill program tested the

potential of three zones that were identified during previous drill campaigns but remained open both up-dip and down-dip. Information obtained from the Phase II program confirmed the presence of mineralization controlled by intersecting structures with gold mineralization confined to irregular shaped bodies. Hole VRR-008 intersected 6.1 meters grading 13.1 grams per tonne gold and 23.7 grams per tonne silver from a zone that was tested 35 meters down plunge from a previous high grade intersection in drill hole RPR-89-14.

Victoria has fulfilled its exploration expenditure obligation to the joint venture for 2001 and is presently reviewing data for future exploration considerations.

Significant Assay Results from Phase 11 Drill Program:

Hole #	Interval (metres)	Length (metres)	Gold (gpt)	Silver (gpt)	Drill Method
VRR-008	117.4 to 121.9	4.5	1.22	6.80	Reverse Circulation
	121.9 to 128.0	6.1	13.10	23.70	
	incl. 121.9 to 125.0	*3.1*	*22.90*	*38.90*	
VRR-009	No Significant Results				Reverse Circulation
VRR –010	185.9 to 189.0	3.1	3.28	28.20	Reverse Circulation
VRR-011	No Significant Results				Reverse Circulation
VRR-012	225.6 to 227.1	1.5	1.74	4.6	Reverse Circulation
VRR-013	No Significant Results				Reverse Circulation
VRR-014	No Significant Results				Reverse Circulation

Drill Collar Information:

Hole #	Northing (UTM)	Easting (UTM)	Elevation (meters)	Depth (meters)	Dip (degrees)	Azimuth (degrees)
VRR-08	47,593.5	100,370.0	6,891.3	182.9	-71.0	119.3
VRR-09	47,692.0	100,373.7	6,882.3	163.1	-79.6	120.9
VRR-10	46,903.4	100,197.0	6,941.9	213.4	-88.9	150.5
VRR-11	46,872.1	100,129.9	6,947.9	204.2	-89.3	132.2
VRR-12	47,679.0	100,612.7	6,886.2	237.8	-67.9	125.3
VRR-13	48,370.3	100,188.6	6,844.8	207.3	-79.1	122.3
VRR-14	47,601.4	100,386.3	6,890.8	140.2	-63.4	118.7

The reverse circulation drill program was completed by Eklund Drilling Company of Elko, Nevada. ALS Chemex, Sparks, Nevada was used as the primary lab for sample analysis. In addition an on site quality control program was fully implemented using duplicate sampling and the insertion of control standards and blank material.

The Red Rock property, comprised of 140 claims, covers 3.5 miles of a northwest trending structure containing gold-silver quartz adularia veins and cinnabar bearing chalcedony veins in the Walker Lane belt, Nevada. Victoria can earn up to a 70% interest in the Red Rock property from Romarco Minerals Inc.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)

Not applicable

7. Omitted Information

Not applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, President
18th Floor, 1138 Melville Street
Vancouver, British Columbia V6E 4S3
Telephone: (604) 681-8371

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia this 4th day of October, 2001.

"Roger Richer"
President

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

FORM 20

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   Victoria Resource Corporation
   Name of issuer

   Suite 3113, Three Bentall Centre, 595 Burrard Street, Vancouver, BC, V7X 1G4
   Address

   (604) 681-8371
   Telephone number

2. **State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   1,975,000 units, each unit consisting of one common share and one share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one additional common share of the Company ("Warrant Share") for a period of two years at an exercise price of $0.30 per Warrant Share until November 15, 2001 and thereafter at a price of $0.35 per Warrant Share until November 15, 2002.

4. **Date of the distribution(s) of the security.**

   November 15, 2000

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   Section 74(2)(4) and 74(2)(9)of the Act.

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Security (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Marc Gugerli Rebbergstrasse 137 8706 Feldmeilen Switzerland	1,000,000	$0.20	$200,000	74(2)(4)
Ken Booth 4610 Piccadilly N. West Vancouver, BC V7W 1E2	25,000	$0.20	$5,000	74(2)(9)
Roger Richer 3324 West 3rd Avenue Vancouver, BC V6R 1L4	75,000	$0.20	$15,000	74(2)(9)
Tom Garagan 4427 Dawn Place Ladner, BC V4K 4S9	25,000	$0.20	$5,000	74(2)(9)
R. Stuart Angus 5903 Larch Street Vancouver, BC V6M 4E5	100,000	$0.20	$20,000	74(2)(9)
Endeavour Capital Corporation PO Box 2003 GT Grand Pavilion Commercial Centre Bougainvillea Way 802 West Bay Road Grand Cayman, Cayman Islands BWI	750,000	$0.20	$150,000	74(2)(4)
Total:	**1,975,000 Units**		**$395,000**	

(b) **The issuer has prepared and certified a list comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

n/a

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$45,000

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

n/a

10. **If the distribution of the security was made under section 128(h) of the Rules, state:**

    (a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

    n/a

    (b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

    n/a

#82-2888

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 15 day of November, 2000.

Victoria Resource Corporation
Name of issuer *(please print)*

Signature of authorized signatory

Ken Booth, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate Form 20 together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is Form 20A(IP) for an individual purchaser and Form 20A(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

M:\G_drive\101\V19728\supportingdocs\form20.wpd

#82-2888

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

FORM 20

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

 Victoria Resource Corporation
 Name of issuer

 18th Floor, 1138 Melville Street, Vancouver, BC, V6E 4S3
 Address

 (604) 681-8371
 Telephone number

2. **State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

 The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

 1,500,000 units, each unit consisting of one common share and one share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one additional common share of the Company ("Warrant Share") for a period of two years at an exercise price of $0.30 per Warrant Share until December 19, 2001 and thereafter at a price of $0.35 per Warrant Share until December 19, 2002.

4. **Date of the distribution(s) of the security.**

 December 19, 2000

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

 Section 74(2)(4) of the Act, section 128(h) of the Rules and BOR #98/11

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Security (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Datmix Investments Limited Aeulestrasse 5, PO Box 83 FL 9490 Vaduz, Liechtenstein	500,000	$0.20	$100,000	74(2)(4)
Bank Sal. Oppenheim jr. & Cie. (Switzerland) Ltd. Uraniastrasse 28, 8022 Zurich, Switzerland	400,000	$0.20	$80,000	BOR98/11
Bema Gold Corporation 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	500,000	$0.20	$100,000	74(2)(4)
Christine Dixon 6389 Macdonald Street Vancouver, BC V6N 1E8	100,000	$0.20	$20,000	128(h)
Total:	**1,500,000 Units**		**$300,000**	

(b) **The issuer has prepared and certified a list comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

n/a

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$120,000

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

   n/a

10. **If the distribution of the security was made under section 128(h) of the Rules, state:**

    (a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

    Nil

    (b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

    $20,000

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 19th day of December, 2000.

Victoria Resource Corporation
Name of issuer *(please print)*

Signature of authorized signatory

Roger Richer, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate Form 20 together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is Form 20A(IP) for an individual purchaser and Form 20A(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

M:\G_drive\101\V19728\supportingdocs\form20-2.wpd

SMB

FORM 8

#82-2888

BRITISH COLUMBIA

Minister of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
Victoria B.C. V8W 3E6
Telephone: (250) 356-8626
Office hours: 8:30 - 4:30
(Monday - Friday)

NOTICE OF DIRECTORS
FORM 8
Sections 113 *Company Act*

INSTRUCTIONS:

1. Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00**. Submit this form with a cheque or money order made payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

242601

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF COMPANY

VICTORIA RESOURCE CORPORATION

C DATE OF CHANGE

Y	M	D
00	06	20

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME & INITIALS (IF ANY)
Booth	Ken

E Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME & INITIALS (IF ANY)	FULL ADDRESS (INCLUDING POSTAL / *ZIP* CODE
Johnson	Clive T.	6389 Macdonald Street, Vancouver, BC V6N 1E8
Richer	Roger	3324 West 3rd Avenue, Vancouver, BC V4R 1L3
Rayment	Barry D.	6750 E. Gelding Drive, Scottsdale, AZ USA 85254
Booth	Ken	4610 Piccadilly North, West Vancouver, BC V7W 1E2

F **CERTIFIED CORRECT** - I have read this form and found it to be correct. Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED

Y	M	D
00	06	26

[signature] McPherson

CRS9999.104



Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS
Form 8 / 9
Sections 113 and 132 *COMPANY ACT*

#82-2888

Tel ne: (250) 356-8626
Hou. :30 – 4:30 (Monday – Friday)

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.
242601

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY VICTORIA RESOURCE CORPORATION

C DATE OF CHANGE

Y		M		D	
0	0	0	8	1	8

D Full names of new directors **appointed:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
GARAGAN	THOMAS A.
KAY	STEPHEN J.

E Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
RAYMENT	BARRY

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
JOHNSON	CLIVE T.	6389 MACDONALD STREET, VANCOUVER, BC V6N 1E8
RICHER	ROGER T.	3324 WEST 3RD AVENUE, VANCOUVER, BC V6R 1L3
GARAGAN	THOMAS A.	4427 DAWN PLACE, LADNER, BC V4K 4S9
KAY	STEPHEN J.	5447 E. LUPINE AVE, SCOTTSDALE, ARIZONA 85254
BOOTH	KEN	4610 PICADILLY NORTH, WEST VANCOUVER, BC V7W1E2

G **CERTIFIED CORRECT –** I HAVE READ THIS FORM AND JND IT TO BE CORRECT.

SIGNATURE OF A CURRENT DIRECTOR, OFFICER, OR COMPANY SOLICITOR

DATE SIGNED

Y		M		D	
0	0	0	8	2	1

FIN 753 REV. 97 / 8 / 26 (PRESCRIBED)



Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

#82-2888

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

ıch an additional sheet if more space is required.

Filing Fee $35.00

A FULL NAME OF COMPANY

VICTORIA RESOURCE CORPORATION

C CERTIFICATE OF INCORPORATION NUMBER

242601

D DATE OF INCORPORATION

1981 SEPTEMBER 21

B REGISTERED OFFICE ADDRESS

Suite 2300 - 1055 Dunsmuir Street
P.O. Box 49122, Four Bentall Centre
Vancouver, B.C.
V7X 1J1

E IS THIS A REPORTING COMPANY?

YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)

2001 SEPTEMBER 21

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed.

I DIRECTORS – List all directors' names and addresses

SURNAME	GIVEN NAMES	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
Johnson	Clive T.	6389 Macdonald Street, Vancouver, BC	V6N 1E8
Richer	Roger	3324 West 3rd Avenue, Vancouver, BC	V6R 1L3
Kay	Stephen J.	5447 East Lupine Avenue, Scottsdale, Arizona, U.S.A.	85254
Garagan	Tom	4427 Dawn Place, Ladner, BC	V4K 3X7

J OFFICERS – List all officers' names, addresses and titles

SURNAME & TITLE	GIVEN NAMES	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
Richer *President*	Roger	3324 West 3rd Avenue Vancouver BC	V6R 1L3
Richer *Treasurer*	Roger	3324 West 3rd Avenue, Vancouver, BC	V6R 1L3
Garagan *Vice-President, Exploration*	Tom	4427 Dawn Place, Ladner, BC	V4K 3X7
McPherson *Secretary*	Laurie	#19 - 16128 - 86th Avenue, Surrey, BC	V4N 3J9

CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

[signature]

DATE SIGNED
Y M D
01 11 05

Gowling Lafleur Henderson LLP //F# Rev. 97/8/30 (Prescribed)
JL\24318.ALF